Form 10-K, Exhibit 13
period 1995-12-31
FIRST CHARTER CORP /NC/
filed 1996-03-29
CIK 717306

                                FIRST
                                CHARTER
                            CORPORATION

                                 1995
                            ANNUAL REPORT

(Logos of First Charter National Bank and Bank of Union appear here)

Your Best Lifetime Financial Partners

                          CORPORATE INFORMATION

CORPORATE HEADQUARTERS
First Charter Corporation
22 Union Street, North
P. O. Box 228
Concord, N. C. 28026-0228
(704) 786-3300
NC Toll Free 1-800-422-4650

AUDITORS
KPMG Peat Marwick LLP
Suite 2800
Two First Union Center
Charlotte, N. C. 28282

CORPORATE COUNSEL
Smith Helms Mulliss & Moore, L.L.P.
227 North Tryon Street
Charlotte, N. C. 28202

SUBSIDIARIES
First Charter National Bank
P. O.  Box 228
Concord, N. C. 28026-0228

Bank of Union
201 North Charlotte Avenue
Monroe, N.C. 28112

STOCK LISTING
The NASDAQ National Market
Symbol: FCTR

MARKET MAKERS
Dean Witter Reynolds, Inc.
Interstate/Johnson Lane Corporation
J.C. Bradford Co.
Wheat First Securities, Inc..
Legg Mason Wood Walker, Inc.

TRANSFER AGENT
First Charter National Bank

SHAREHOLDERS' MEETING
Rolling Hills Country Club
Monroe, N.C.
May 7, 1996 at 3:00 p.m.

FORM 10-K
Copies of First Charter Corporation's Annual
Report to the Securities and Exchange Commis-sion, Form 10-K, may be obtained without charge by writing :

Robert O. Bratton
Chief Financial Officer
P. O. Box 228
Concord, N.C.  28026-0228

STOCK INFORMATION AND DIVIDENDS

    First Charter Corporation's common stock, $5
par value (the "Common Stock"), is traded on the
National Association of Securities Dealers
Automated Quotation National Market System
("The NASDAQ National Market") under the
symbol "FCTR".   The following table sets forth the
high and low sales price for the Common Stock for the periods indicated, as reported on the NASDAQ National Market, and adjusted to reflect the stock split effected in the form of a 33 1/3% stock dividend paid in the fourth quarter of 1994. The table also sets forth per share cash dividend information for the periods indicated, as adjusted to reflect the stock split effected in the form of a 33 1/3% stock dividend paid in the fourth quarter of 1994. See "Management's
Discussion and Analysis of Results of Operations and Financial Condition" contained elsewhere in this report for a description of limitations on the ability of the Corporation to pay dividends.

    As of February 29, 1996, there were 2,276 shareholders of record of the Corporation's
Common Stock.

QUARTERLY COMMON STOCK PRICE RANGES AND DIVIDENDS


                             1995                     1994
QUARTER         HIGH       LOW   DIVIDEND    High      Low   Dividend
First Quarter  $15.25    $14.50    $ .13    $12.94    $11.06    $.09
Second Quarter  19.25     14.50      .13     14.63     12.56     .09
Third Quarter   21.25     18.50      .13     15.00     13.88     .10
Fourth Quarter  22.50     20.50      .13     15.50     14.44     .13

First Charter Corporation and Subsidiaries
SELECTED CONSOLIDATED FINANCIAL DATA

    The following table sets forth certain selected consolidated financial data concerning First Charter Corporation for the five years ended December 31, 1995.
 All financial data has been adjusted to reflect the acquisition of Bank of Union in 1995 which was accounted for as a pooling of interests. Additionally, all per share data has been retroactively adjusted to reflect a stock split effected in the form of a 33 1/3% stock dividend declared in the fourth quarter of 1994 and a 20% stock dividend declared in the fourth quarter of 1992. This information should be read in conjunction with the Management's Discussion and Analysis of Financial Condition and Results of Operations appearing elsewhere in this report, and is qualified in its entirety by reference to the more detailed consolidated financial statements of the Corporation and notes thereto.


                                                                      Years ended December 31,
(DOLLARS IN  THOUSANDS, EXCEPT PER SHARE AMOUNTS)     1995          1994        1993         1992         1991

INCOME STATEMENT DATA:
  Interest income..............................     $ 37,194     $ 29,983     $ 26,021     $25,791     $ 27,978
  Interest expense.............................       15,210       10,548        9,358      10,799       14,519
  Net interest income..........................       21,984       19,435       16,663      14,992       13,459
  Provision for loan losses....................        1,465          839          835         942        1,679
  Net interest income after provision for
   loan losses.................................       20,519       18,596       15,828      14,050       11,780
  Noninterest income...........................        5,392        4,758        5,007       4,495        3,889
  Noninterest expense..........................       15,688       14,131       13,823      13,218       12,177
  Income before income taxes...................       10,223        9,223        7,012       5,327        3,492
  Income taxes.................................        3,220        2,653        1,828       1,212          657
  Net income before cumulative effect
   of change in accounting principle...........        7,003        6,570        5,184       4,115        2,835
  Cumulative effect of change in
   accounting principle........................            -            -          300           -            -
    Net income.................................     $  7,003     $  6,570     $  5,484     $ 4,115     $  2,835
PER SHARE DATA:
  Net income before cumulative effect of
   accounting change (primary and
   fully diluted)..............................     $   1.11     $   1.05     $   0.82     $  0.65     $   0.45
  Net income (primary and fully diluted).......         1.11         1.05         0.87        0.65         0.45
  Cash dividends declared......................         0.52         0.41         0.31        0.25         0.23
  Period-end book value........................         8.57         7.58         7.07        6.34         5.89
BALANCE SHEET DATA (AT PERIOD END):
  Securities available for sale................     $132,358     $ 37,531     $ 34,613     $     -     $      -
  Investment securities........................            -       82,115       71,751     101,154       84,231
  Loans, net...................................      327,887      283,531      245,294     227,695      213,078
  Allowance for loan losses....................        4,856        4,131        3,900       3,958        3,165
  Total assets.................................      509,395      447,099      391,594     371,062      334,494
  Deposits.....................................      415,056      372,821      336,270     314,605      288,051
  Borrowed funds...............................       35,262       22,441        7,450      13,847        5,700
  Total liabilities............................      455,971      399,923      347,398     331,016      297,377
  Total shareholders' equity...................       53,424       47,176       44,196      40,046       37,117
RATIOS:
  Net income to average shareholders' equity...        13.93%       14.34%       13.10%      10.66%        7.83%
  Net income to average total assets...........         1.50         1.59         1.48        1.19         0.87
  Net interest income to average earning
   assets (tax equivalent).....................         5.35         5.40         5.20        5.01         4.84
  Average loans to average deposits............        78.23        75.11        73.92       75.13        76.34
  Net loans charged off during period to
   average loans...............................         0.25         0.23         0.39        0.07         0.66

LETTER TO SHAREHOLDERS

(Photo appears here with the following caption.)

LAWRECE M. KIMBROUGH (LEFT), PRESIDENT AND CHIEF EXECUTIVE OFFICER OF FIRST CHARTER CORPORATION AND FIRST CHARTER NATIONAL BANK, AND H. CLARK GOODWIN, PRESIDENT AND CHIEF EXECUTIVE OFFICER OF BANK OF UNION.

Dear Fellow Shareholders:


    We consider 1995 to have been an extremely successful year for your Corporation. It culminated with a singular event - our merger with Bank of Union. This transaction created the largest community banking company serving the Greater Charlotte Metropolitan Area with combined year-end assets of $509 million.


    1995 was Year Three of our five-year strategic plan and this merger represents a significant step toward the realization of the challenging goals we've established for ourselves. In our resolve to be a high performance, independent, community-oriented financial services company, it is essential that we remain focused on our obsession or strategic intent to be regarded as THE BEST LIFETIME FINANCIAL PARTNER in all of the markets we serve.


    A critically important objective for First Charter is that everyone in our organization become more externally focused with greater effort concentrated on achieving one-stop shopping for all of our customers. Without question, providing them with greater convenience and value is the key to our future.


    The merger will benefit our customers. A greater range of products will be available through both bank subsidiaries. Pricing on some of our services will be even more competitive. And with the impact that a greater depth of management resources can bring to product development, launch dates for new services will be accelerated.


    With a very pro-active stance on increasing customer satisfaction, First Charter National Bank has restructured how it operates its financial services centers, formerly called branches, and how it serves its customers. And Bank of Union

                                                         (continued on page 4)

(Map appears here depicting the Full Service Offices of First Charter National Bank and Bank of Union.)

First Charter also offers three drive-in locations and a network of Automatic Teller Machines. HONOR(R), VISA(R) or PLUS(R) access is available. Bank of Union provides VISA CheckCard, a debit card offering 24-hour account access wherever a VISA, HONOR or CIRRUS(R) symbol is displayed.

(Logos of First Charter National Bank and Bank of Union appear here)

                    Your Best Lifetime Financial Partners

Earnings Per Share

(A graph appears here with the following plot points.)

91       92       93       94       95
0.45    0.65     0.87     1.05     1.11


will be doing the same. The staff at each center works as a team to market cohesively services appropriate to that particular locality. Personnel are designated FINANCIAL SERVICES PARTNERS to reflect more accurately their focus. We're automating many processes, previously performed manually, that will expedite servicing time.


    This motivation to enhance customer value explains the fervor behind the marketing of our Automated Teller Machines, Direct Deposit and First Phone(TM)services, and our CheckCard/VISA(R) debit card. First Charter National Bank ATM customers now receive same day credit for all deposits made up to 8:00 p.m. The merger with Bank of Union provides us with an excellent opportunity to assess and implement the best operational practices and technologies.


    This aggressive pursuit of best practices is closely tied to an examination of potential marketing synergies and progress in this respect can already be reported. First Charter National Bank has changed over its merchant and consumer card


(Photo appears here with the following caption.)

The Board of Directors for Bank of Union includes (sitting l-to-r) Joseph L. Little; Lane D. Vickery; Dennison A. Davis; John A. Crook, Jr.; James B. Fincher; Fred C. Long, together with (l-to-r) Dr. William C. Deskins; Callie F. King; J. Earl Culbreth; Dr. Jerry E. McGee; H. Clark Goodwin; Frank H. Hawfield, Jr.; David C. McGuirt and Earl J. Haigler. Not pictured: Charles
(Pete) E. Husley.

(Photo appears here with the following caption.)

The senior management team includes (l-to-r in foreground) Edward (Ned) B. McConnell and Patricia K. Horton, together with (l-to-r) James (Jim) T. Matthews, Jr.; Donna J. Kenney; Robert G. Fox, Jr.; Phillip M. Floyd; Robert
(Bob) O. Bratton; David C. McGuirt and Kathryn B. Reese.



processing to an arrangement through Bank of Union. This will result in greater efficiency of service and lower rates for First Charter merchant customers. First Charter National Bank has also adopted the Bank of Union approach to mortgage origination and the sale of mortgages in the secondary market.


    Several First Charter retail and commercial services will soon be available through Bank of Union. An example would be First Charter's check imaging service that provides customers with convenient digital reproductions of canceled checks. Another would be our PC-based Charter Linksm cash management system that electronically transmits important customer information to and from the bank within a secure and accessible environment.

    It is of paramount interest to us that our merger with Bank of Union directly benefit you as a shareholder. From greater opportunities to increase revenue, improve internal operating


Common Stock
Price Performance
12/31 Closing Price

(A graph appears here with the following plot points.)

91       92       93       94       95
5.25    7.50     11.25    14.63    22.25

Cash Dividends
(Dividends per common share)


(A graph appears here with the following plot points.)

1991      1992      1993      1994      1995
$.23      $.25      %.31      $.41      $.52

efficiencies and add management strength, we hope to capitalize on our strengths by continuing to seek strategic alliances with other community banking organizations in our market region. We believe that our efforts will be enhanced by a multi-bank approach which offers continuity of established identity, philosophy, management and customer service.



    A very significant contributor to First Charter's success has been our Trust and Investment Services Division and 1995 was no exception. The year was the most profitable in the history of the division and substantial opportunities for growth lie ahead. For one, Bank of Union has not offered trust services so its markets offer excellent expansion prospects.


    Our Trust and Investment Services Division has begun to see progress with its fee-generating services that emphasize financial counselling and such services are a perfect complement to our very successful FirstPARTNERSsm asset allocation program. The division concluded 1995 with the finalization of a comprehensive strategic plan for the coming year and beyond. Included is the introduction during the first half of 1996 of full service brokerage services and the sale of both annuities and mutual funds.

Asset Growth
Dollars in millions

(A graph appears here with the following plot points.)

  91       92       93       94       95
334.5     371.1    391.6    447.1    509.4

Deposit Growth
Dollars in millions

(A graph appears here with the following plot points.)

  91       92       93       94       95
288.1    314.6    336.3    372.8    415.1


Loan Growth
Dollars in millions

(A graph appears here with the following plot points.)

  91       92       93       94       95
213.1    227.7    245.3    283.6    327.9


(Photo appears here with the following caption.)

D.C. Linn, Jr. will be warmly remembered for his countless contributions to First Charter.




    Our upcoming Annual Meeting of Shareholders will mark the capstone for 40 years of distinguished service by D. C. Linn, Jr., retiring Vice Chairman of both our First Charter Corporation Board of Directors and the Board for First Charter National Bank. D. C., a prominent Landis businessman, served for many years on the Board for Merchants & Farmers Bank which merged into First Charter in 1987. Through his unerring counsel, D. C. has contributed greatly to your Corporation. I am certain that everyone in the First Charter family joins me in wishing him well during the coming years.


    Finally, we expect 1996 to be an exciting year for First Charter. We're striving to reach the objectives we've established for ourselves and to realize the benefits of sound strategy and effective execution. With our unswerving commitment to being our markets' BEST LIFETIME FINANCIAL PARTNER, we have achieved goals at an accelerating pace. How we move ahead from here will be determined by how successful we are in attaining excellence in everything we do.

    Our guiding principle is that continuous improvement is essential.
Everyone at First Charter serves the customer and teamwork is the way to get things done. The sum of our efforts is greater than any individual effort. If we keep these precepts foremost in all of our activities, I anticipate a rewarding future for our customers, our employees and for you, our valued shareholders.


                                     Sincerely,


                                    (Signature of Lawrence M. Kimbrough)
                                    Lawrence M. Kimbrough
                                    President and Chief Executive Officer

(First Charter logo appears here)

The largest community banking company serving the Greater Charlotte Metropolitan Area

INDEPENDENT AUDITORS' REPORT



The Board of Directors
First Charter Corporation

    We have audited the accompanying consolidated balance sheets of First Charter Corporation and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1995. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.


    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Charter Corporation and subsidiaries at December 31, 1995 and 1994, and the results of their operations and cash flows for each of the years in the three-year period ended December 31, 1995, in conformity with generally accepted accounting principles.


    As discussed in notes 1(a) and 1(e) to the consolidated financial statements, First Charter adopted the provisions of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," on December 31, 1993 and Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," on January 1, 1993.


                                                 KPMG Peat Marwick LLP

Charlotte, North Carolina
January 19, 1996

FIRST CHARTER CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS


                                                                      December 31,
                                                                  1995            1994

ASSETS
Cash and due from banks..................................... $ 30,642,072     $ 25,875,086
Federal funds sold..........................................            -          625,000
Interest bearing time deposits..............................    3,000,000        1,000,000
Securities available for sale: (note 4)
  U. S. Government obligations..............................   23,363,185       18,042,074
  U. S. Government agency obligations.......................   26,523,683       10,894,904
  Mortgage-backed securities................................   18,289,995        5,329,353
  State and municipal obligations, nontaxable...............   59,052,874                -
  Other.....................................................    5,128,031        3,264,282
      Total securities available for sale...................  132,357,768       37,530,613
Investment securities: (note 5)
(market value of $79,281,767 in 1994)
  U. S. Government obligations..............................            -        5,968,198
  U. S. Governent agency obligations........................            -       15,582,341
  Mortgage-backed securities................................            -       16,591,307
  State and municipal obligations, nontaxable...............            -       43,973,064
      Total Investment securities...........................            -       82,114,910
Loans (notes 6, 7, and 14)..................................  333,038,730      287,862,709
  Less: Unearned income.....................................     (295,701)        (201,331)
      Allowance for loan losses.............................   (4,855,540)      (4,130,778)
  Loans, net................................................  327,887,489      283,530,600
Premises and equipment, net (note 8)........................    9,833,489        8,843,591
Other assets (note 6).......................................    5,674,487        7,579,688
      Total assets.......................................... $509,395,305     $447,099,488


LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits, domestic:
  Demand.................................................... $ 72,285,910     $ 63,700,329
  NOW accounts..............................................   66,813,791       62,533,748
  Time......................................................  275,956,530      246,586,303
      Total deposits........................................  415,056,231      372,820,380
Other borrowings (note 9)...................................   35,262,202       22,441,328
Other liabilities...........................................    5,652,799        4,661,752
      Total liabilities.....................................  455,971,232      399,923,460

SHAREHOLDERS' EQUITY (NOTE 13):
Common stock - $5 par value; authorized,
  10,000,000 shares; issued and outstanding,
  6,236,014 shares in 1995 and 6,227,713
  shares in 1994............................................   31,180,070       31,138,565
Unrealized gains (losses) on securities available for
  sale......................................................    1,666,036         (216,586)
Retained earnings...........................................   20,577,967       16,254,049
      Total shareholders' equity............................   53,424,073       47,176,028
Commitments (note 14)
      Total liabilities and shareholders' equity............ $509,395,305     $447,099,488


See accompanying notes to consolidated financial statements.

FIRST CHARTER CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

                                                                         Years Ended December 31,

                                                                  1995          1994             1993
Interest income:
   Interest and fees on loans................................ $  29,355,702     $  22,940,715     $ 19,294,607
   Federal funds sold........................................       325,839           219,253          126,962
   Securities available for sale.............................     2,752,841         2,389,480               --
   Other.....................................................       587,833           131,587           49,073
   Investment securities:
     Taxable.................................................     1,962,846         1,762,106        4,254,715
     Non-taxable.............................................     2,209,227         2,539,854        2,295,183
      Total interest income..................................    37,194,288        29,982,995       26,020,540
Interest expense:
   Deposits:
      Demand.................................................     1,285,471         1,213,129        1,190,799
      Money Market...........................................     1,208,095         1,128,565        1,295,788
      Savings and Time.......................................    11,591,566         7,540,654        6,636,549
   Other borrowings..........................................     1,124,782           665,708          234,399
      Total interest expense.................................    15,209,914        10,548,056        9,357,535
   Net interest income.......................................    21,984,374        19,434,939       16,663,005
Provision for loan losses (note 7)...........................     1,465,000           839,000          835,000
   Net interest income after provision for loan losses.......    20,519,374        18,595,939       15,828,005
Noninterest income:
   Trust income..............................................     1,555,911         1,382,159        1,262,459
   Service charges on deposit accounts.......................     2,418,746         2,370,889        2,302,302
   Insurance and other commissions...........................       209,721           220,167          194,102
   Securities available for sale transactions, net...........         4,298             3,690               --
   Investment securities transactions, net...................        (7,394)           38,761          310,188
   Other.....................................................     1,210,468           742,784          937,738
      Total noninterest income...............................     5,391,750         4,758,450        5,006,789
Noninterest expense:
   Salaries and fringe benefits (note 12)....................     7,982,760         7,432,971        7,268,978
   Occupancy and equipment...................................     2,012,837         1,884,713        1,932,724
   Other (note 10)...........................................     5,692,965         4,813,631        4,620,887
      Total noninterest expense..............................    15,688,562        14,131,315       13,822,589
      Income before income taxes.............................    10,222,562         9,223,074        7,012,205
Income taxes (note 11).......................................     3,219,500         2,653,400        1,827,997
      Net income before cumulative effect of a change
        in accounting principle..............................     7,003,062         6,569,674        5,184,208
Cumulative effect on prior years (to December 31, 1992)
   of changing the method of accounting for income taxes.....            --                --          300,000
      Net income.............................................  $  7,003,062       $ 6,569,674      $ 5,484,208
Primary income per share data:
      Net income before cumulative effect....................  $       1.11       $      1.05      $      0.82
      Net income from cumulative effect......................            --                --             0.05
      Net income.............................................  $       1.11       $      1.05      $      0.87
      Average common and common equivalent shares............     6,283,925         6,280,718        6,311,502
Income per share data assuming full dilution:
      Net income before cumulative effect....................  $       1.11       $      1.05      $      0.82
      Net income from cumulative effect......................            --                --             0.05
      Net income.............................................  $       1.11       $      1.05      $      0.87
      Average common and common equivalent shares............     6,295,972         6,281,018        6,316,649

See accompanying notes to consolidated financial statements.

First Charter Corporation and Subsidiaries
Consolidated Statements of Shareholders' Equity

                                                                                                   UNREALIZED
                                                                                                 GAINS (LOSSES)
                                                                   ADDITIONAL                    ON SECURITIES
                                                      COMMON         PAID-IN       RETAINED        AVAILABLE
                                                       STOCK         CAPITAL       EARNINGS         FOR SALE          TOTAL
Balance, December 31, 1992.......................   $25,025,795    $ 5,328,485    $ 9,692,113     $         --     $40,046,393
Net income for 1993..............................            --             --      5,484,208               --       5,484,208
Cash dividends of $.31 per share.................            --             --     (1,437,955)              --      (1,437,955)
Purchase and retirement of common stock (65,603
  shares)........................................      (328,015)      (370,980)            --               --        (698,995)
Stock options exercised and Dividend Reinvestment
  Plan stock issued (8,138) shares...............        40,692         42,188             --               --          82,880
Pre-merger transactions of pooled bank...........       383,893        144,858       (520,086)              --           8,665
Unrealized gain on securities available for
  sale...........................................            --             --             --          710,346         710,346
Balance, December 31, 1993.......................    25,122,365      5,144,551     13,218,280          710,346      44,195,542
  Net income for 1994............................            --             --      6,569,674               --       6,569,674
Cash dividends of $.41 per share.................            --             --     (1,892,627)              --      (1,892,627)
Purchase and retirement of common stock (80,857
  shares)........................................      (404,283)      (741,380)       (68,773)              --      (1,214,436)
Stock options exercised and Dividend Reinvestment
  Plan stock issued (46,000 shares)..............       229,999        212,184             --               --         442,183
Stock split effected in the form of a 33 1/3%
  stock dividend.................................     5,798,151     (4,953,762)      (844,389)              --              --
Pre-merger transactions of pooled bank............      392,333        338,407       (728,116)              --           2,624
Unrealized loss on securities available for
  sale...........................................            --             --             --         (926,932)       (926,932)
Balance December 31, 1994........................    31,138,565             --     16,254,049         (216,586)     47,176,028
Net income for 1995..............................            --             --      7,003,062               --       7,003,062
Cash dividends of $.52 per share.................            --             --     (2,618,026)              --      (2,618,026)
Purchase and retirement of common stock (40,781
  shares)........................................      (203,904)      (363,438)       (61,118)              --        (628,460)
Stock options exercised and Dividend Reinvestment
  Plan stock issued (43,614 shares)..............       218,070        359,234             --               --         577,304
Pre-merger transactions of pooled bank...........        27,339          4,204             --               --          31,543
Unrealized gain on securities available for
  sale...........................................            --             --             --        1,882,622       1,882,622
Balance December 31, 1995........................   $31,180,070    $        --    $20,577,967     $  1,666,036     $53,424,073

See accompanying notes to consolidated financial statements.

FIRST CHARTER CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                        Years Ended December 31,
                                                                  1995             1994           1993
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income................................................ $  7,003,062     $  6,569,674     $  5,484,208
  Adjustments to reconcile net income to net
  cash provided by operating activities:
    Provision for loan losses...............................    1,465,000          839,000          835,000
    Depreciation............................................      921,278          803,926          871,957
    Premium amortization and discount accretion,
      net...................................................     (224,590)         (26,662)         327,812
    Net gain on investment securities transactions..........       (4,298)         (38,761)        (310,188)
    Net loss (gain) on securities available for sale
      transactions..........................................        7,394           (3,690)               -
    Net loss (gain) on sale of premises and
      equipment.............................................      116,692           (7,858)               -
    Origination of mortgage loans held for sale.............  (22,959,719)     (12,123,159)     (19,813,597)
    Proceeds from sale of mortgage loans available for
      sale..................................................   22,804,790       13,238,920       18,335,046
    Decrease (increase) in other assets.....................      733,623         (445,620)        (312,151)
    Increase in other liabilities...........................      955,625          962,187        1,113,448
     Net cash provided by operating activities..............   10,818,857        9,767,957        6,531,535
CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from maturities of interest bearing time
    deposits................................................    3,500,000        2,000,000        1,500,000
  Proceeds from sales of investment securities..............    1,725,292        3,010,938       12,683,131
  Proceeds from sales of securities available for
    sale....................................................   14,930,426        5,598,210                -
  Proceeds from maturities and issuer calls of
     investment securities, net.............................   34,397,767       35,453,460       20,048,664
  Proceeds from maturities of securities available for
    sale....................................................   16,695,590        5,457,603                -
  Purchase of interest bearing time deposits................   (5,500,000)      (1,000,000)      (3,500,000)
  Purchase of investment securities.........................  (35,594,564)     (48,525,128)     (36,795,518)
  Purchase of securities available for sale.................  (41,627,902)     (15,388,313)               -
  Net increase in loans.....................................  (45,678,491)     (40,220,927)     (17,101,009)
  Proceeds from sales of premises and equipment.............       30,424           16,463                -
  Purchase of premises and equipment........................   (2,009,921)      (1,383,191)        (873,058)
     Net cash used by investing activities..................  (59,131,379)     (54,980,885)     (24,037,790)
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net increase in demand, NOW,
     money market, and savings accounts.....................   23,966,500       32,605,664       30,910,498
  Net increase (decrease) in certificates of deposit........   18,269,351        3,945,204       (9,245,912)
  Net increase (decrease) in other borrowings...............   12,820,874       14,990,998       (6,396,349)
  Net increase in advances for taxes and insurance..........       35,422           22,121                -
  Purchase of common stock..................................     (626,416)      (1,214,436)        (698,995)
  Proceeds from issuance of common stock....................      575,260          442,183           82,880
  Pre-merger transactions of pooled bank....................       31,543            2,624            8,665
  Dividends paid............................................   (2,618,026)      (1,892,627)      (1,437,955)
     Net cash provided by financing activities..............   52,454,508       48,901,731       13,222,832
     Net increase (decrease) in cash and cash
       equivalents..........................................    4,141,986        3,688,803       (4,283,423)
     Cash and cash equivalents at beginning of
       period...............................................   26,500,086       22,811,283       27,094,706
     Cash and cash equivalents at end of period............. $ 30,642,072     $ 26,500,086     $ 22,811,283

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
  Cash paid during the year for:
     Interest............................................... $ 15,012,643     $ 10,444,613     $  9,484,129
     Income taxes........................................... $  3,827,600     $  2,480,299     $  2,164,443
SUPPLEMENTAL DISCLOSURE OF NON-CASH TRANSACTIONS:
  Transfers of loans, premises and equipment
     to other real estate owned............................. $     11,531     $     77,902     $    414,472
  Investment securities transferred to available for
    sale.................................................... $ 82,034,110     $          -     $ 33,597,668
  Unrealized gain (loss) in value of securities
    available for sale
     (net of tax effect of $1,134,740, ($561,865),
       and $454,156
     for 1995, 1994, and 1993, respectively)................ $  1,882,622     $   (926,932)    $    710,346
  Issuance of stock dividends............................... $          -     $  5,798,151     $          -


See accompanying notes to consolidated financial statements.

FIRST CHARTER CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 1995, 1994, AND 1993

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The following is a description of the more significant accounting and reporting policies which First Charter Corporation (the "Corporation") and its subsidiaries, First Charter National Bank ("First Charter") and Bank of Union ("Union") (collectively referred to as the "Banks") follow in preparing and presenting their consolidated financial statements. In consolidation, all significant intercompany accounts and transactions have been eliminated. All financial data has been adjusted reflecting a merger with Bank of Union accounted for as a pooling of interests (Note 2).

     (A)  SECURITIES - In May 1993,  the Financial  Accounting  Standards  Board
(FASB) issued Statement of Financial Accounting Standards (Standard) No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Standard No. 115 addresses the accounting and reporting for investments in equity securities that have readily determinable fair values and all investments in debt securities. At the time of purchase the classification of the securities is determined. Securities are classified into three categories as follows:

      - investment securities - reported at amortized cost,

      - trading securities - reported at fair value with unrealized gains and losses included in earnings, or

      - securities available for sale - reported at fair value with unrealized gains and losses reported as a separate component of shareholders' equity (net of tax effect).

     In November 1995, the FASB issued an implementation  guide for Standard No.
115. The FASB stated that the transition provisions included in this guide permit a one-time opportunity for companies to reconsider their ability and intent to hold securities accounted for under Standard No. 115 as investment securities and allow entities to transfer securities from the held to maturity category without tainting their remaining held to maturity securities. The FASB emphasized that this would be a one-time event and that any transfers from the held to maturity category to the available for sale category under this provision must be made by December 31, 1995. Pursuant to this authorization, the Corporation reclassified all held to maturity securities into available for sale securities.

     Gains and losses on sales of securities are recognized when realized on a specific identification basis. Premiums and discounts are amortized into interest income using a level yield method.

     (B) LOANS - Loans are carried at their principal amount outstanding. Interest income is recorded as earned on an accrual basis. The determination to discontinue the accrual of interest is based on a review of each loan. Generally, interest is discontinued on loans 90 days past due as to principal or interest unless in management's opinion collection of both principal and interest is assured by way of collateralization, guarantees or other security and the loan is in the process of collection.

     The FASB has issued Standard No. 114, "Accounting by Creditors for Impairment of a Loan," which requires that all creditors value all specifically reviewed loans for which it is probable that the creditor will be unable to collect all amounts due according to the terms of the loan agreement at the present value of expected cash flows, market price of the loan, if available, or value of the underlying collateral. Expected cash flows are required to be discounted at the loan's effective interest rate.

     The FASB also has issued Standard No. 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures," that amends Standard No. 114 to allow a creditor to use existing methods for recognizing interest income on an impaired loan and by requiring additional disclosures about how a creditor recognizes interest income related to impaired loans.

     The Standards do not apply to large groups of smaller-balance homogenous loans that are collectively evaluated for impairment. For the Corporation, these loans include residential mortgage and consumer installment loans.

     On January 1, 1995, the provisions of Standards No. 114 and 118 were adopted by the Corporation. The adoption of the Standards required no increase to the allowance for loan losses and has had no impact on net income.

     Management considers loans to be impaired when, based on current information and events, it is probable the Corporation will be unable to collect all amounts due according to the contractual terms of the loan agreement. Factors that influence management's judgments include, but are not limited to, loan payment patterns, source of repayment, and value of collateral. A loan would not be considered impaired if an insignificant delay in loan payment occurs and management expects to collect all amounts due. The major sources for identification of loans to be evaluated for impairment include past due and nonaccrual reports, internally generated lists of loans of certain risk grades, and regulatory reports of examination. Impaired loans are measured using either the discounted expected cash flow method or the value of collateral method.

     Generally, cash receipts are applied under the contractual terms of the loan agreement first to principal and then to interest income. When the ultimate collectibility of an impaired loan's principal is in doubt, wholly or partially, all cash receipts are applied to principal. Once the recorded principal balance has been reduced to zero, future cash receipts are applied to interest income, to the extent that any interest has been foregone. Further cash receipts are recorded as recoveries of any amounts previously charged off.

     A loan is also considered impaired if its terms are modified in a troubled debt restructuring after January 1, 1995. For these accruing impaired loans, cash receipts are typically applied to principal and interest receivable in accordance with the terms of the restructured loan agreement. Interest income is recognized on these loans using the accrual method of accounting. Disclosures are set forth in Note 5.

     The Corporation uses the allowance method to provide for loan losses. Accordingly, all loan losses are charged to the allowance for loan losses and all recoveries are credited to it. The provision for loan losses is based on past loan loss experience and other factors which, in management's judgment, deserve current recognition in estimating possible loan losses. Such other factors considered by management include the growth and composition of the loan portfolio, the relationship of the allowance for loan losses to outstanding loans, and economic conditions. While management uses the best information available to make evaluations, future adjustments may be necessary if economic and other conditions differ substantially from the assumptions used.

     In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Banks' allowances for loan losses and losses on real estate owned. Such agencies may require the Banks to recognize additions to the allowances based on their judgments about information available to them at the time of their examination.

     Mortgage loans held for sale are valued at the lower of cost or market as determined by outstanding commitments from investors or current investor yield requirements, calculated on the aggregate loan basis.

     (C) DEPRECIATION - Depreciation and amortization of premises and equipment are computed using the straight-line method over the estimated useful lives. The useful lives range from three to seven years for furniture and equipment, from fifteen to forty years for buildings and over the terms of the respective leases.

     (D) FORECLOSED PROPERTIES - Foreclosed properties are included in other assets and represent real estate acquired through foreclosure or deed in lieu thereof and are carried at the lower of cost (principal balance of the former loan plus costs of obtaining title and possession) or fair value, less estimated costs to sell. Generally such properties are appraised annually and the carrying value, if greater than the appraised value, is adjusted with a charge to income.

      (E) INCOME TAXES - In February 1992, the FASB issued Standard No. 109, "Accounting for Income Taxes" which supersedes Standard No. 96. Under the asset and liability method of Standard No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Standard No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

    Effective January 1, 1993, the Company adopted Standard No. 109 and has reported the cumulative effect of that change in the method of accounting for income taxes since the 1993 consolidated statement of income.


    (F) INCOME PER SHARE - Primary income per share and income per share assuming full dilution are computed based on the weighted average number of shares outstanding, including common equivalent shares applicable to employees' stock options. Income per share for periods prior to 1994 has been restated for the effects of a stock split effected in the form of a 33 1/3% stock dividend declared and distributed in the fourth quarter of 1994.


    (G) LOAN FEES AND COSTS - Nonrefundable loan fees and certain direct costs associated with originating or acquiring loans are deferred and recognized over the life of the related loans as an adjustment to interest income.


    (H) CASH FLOWS - For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks and federal funds sold.
 Generally, federal funds are sold for one-day periods.


    (I) FAIR VALUE OF FINANCIAL INSTRUMENTS - Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments" was issued by the FASB in December 1991. Standard No. 107 requires disclosures about fair value of all financial instruments. Fair value estimates, methods, and assumptions are set forth in note 15.

(2) MERGER

    On September 13, 1995, the Corporation entered into an Agreement and Plan of Merger (the "Merger Agreement") with Union, pursuant to which a newly formed subsidiary of the Corporation merged with Union and Union became a wholly owned subsidiary of the Corporation (the "Merger"). On December 21, 1995, the merger was completed and accounted for as a pooling of interests. Accordingly, all current and prior years' financial statements have been restated to combine the accounts of Union with those of the Corporation.


    As of December 21, 1995, there were 2,192,270 shares of Union common stock outstanding. Of that amount, the Corporation owned 69,361 shares directly for its own account. Each share of Union common stock, other than those shares owned by the Corporation, was converted into 0.75 shares of the Corporation common stock.


    Union is a state-chartered commercial bank organized under the laws of North Carolina in 1985. Union provides general banking services through a network of five branch offices located in Union and Mecklenburg Counties, North Carolina. Through its subsidiary, BOU Financial, Inc. ("BOU Financial"), Union also offers discount brokerage services, insurance and annuity sales and financial planning services. At December 31, 1994, Union had total assets of approximately $123 million and total deposits of approximately $106 million. In the fourth quarter of 1995, the Corporation recognized $1,062,150 of costs associated with the merger. These costs include legal, accounting, investment banking, regulatory filings, proxy printing and solicitation expenses.


    Separate results of operations of the combined entities for the periods ended September 30, 1995, December 31, 1994, and December 31, 1993 were as follows (dollars in thousands, except per-share data):



                                 Nine Months Ended                            Year Ended December 31,
                                 September 30, 1995                     1994                             1993

                            Previously Reported               Previously Reported            Previously Reported
                            Corpor-                           Corpor-                        Corpor-
                             ation      Union   Restated      ation     Union      Restated   ation      Union    Restated
Net Interest Income......... $7,580    $4,290    $11,870    $ 14,498    $4,937    $ 19,435    $12,561    $4,102    $16,663
Net Income..................  4,539     1,312      5,851       5,260     1,310       6,570      4,469     1,015      5,484
Net income per
  equivalent common share...   0.97      0.60       0.93        1.12      0.60        1.05       0.95      0.47       0.87


(3) FINANCIAL STATEMENT PRESENTATIONS AND RELATED MATTERS

    The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, as well as the amounts of income and expenses during the reporting period. Actual results could differ from those estimates.


    Reclassifications of certain amounts in the 1994 and 1993 consolidated financial statements have been made to conform with the financial statement presentation for 1995.

(4)  SECURITIES AVAILABLE FOR SALE

    Securities available for sale at December 31, 1995 and 1994 are summarized as follows:



                                                                 GROSS        GROSS
                                              AMORTIZED     UNREALIZED   UNREALIZED        CARRYING
                                                   COST          GAINS       LOSSES            VALUE
       1995
U.S. Government obligations................ $ 22,692,044    $  678,109    $   6,968    $  23,363,185
U.S. Governmentagency obligations..........   26,389,985       155,533       21,835       26,523,683
Mortgage-backed securities.................   18,264,268       156,156      130,429       18,289,995
State, county, and municipal obligations...   57,955,994     1,665,984      569,104       59,052,874
Equity securities..........................    4,362,413       765,618            -        5,128,031
  Total.................................... $129,664,704    $3,421,400    $ 728,336    $ 132,357,768

     1994

U.S. Government obligations................ $ 18,055,058    $   39,073    $  52,057    $  18,042,074
U.S. Government agency obligations.........   11,107,591             -      212,687       10,894,904
Mortgage-backed securities.................    5,772,797             -      443,444        5,329,353
Equity securities..........................    2,919,461       344,821            -        3,264,282
   Total................................... $ 37,854,907    $  383,894    $ 708,188    $  37,530,613

    Securities with an aggregate carrying value of $43,280,580 at December 31, 1995 were pledged to secure public depositsand securities sold under agreements to repurchase. Proceeds from the sale of securities available for sale were $14,930,426 in 1995, $5,598,210 in 1994, and none in 1993. Gross gains of
$64,030 and gross losses of $67,126 were realized in 1995. Gross gains of $75,767 and gross losses of $72,077 were realized in 1994.

(5) INVESTMENT SECURITIES
  Investment securities at December 31, 1994 are summarized as follows:


                                                                GROSS          GROSS       ESTIMATED
                                               CARRYING    UNREALIZED     UNREALIZED          MARKET
                                                  VALUE         GAINS         LOSSES           VALUE
           1994

U.S. Government obligations............... $  5,968,198    $        -    $   234,187    $  5,734,011
U.S.  Government agency obligations.......   15,582,341             -        143,884      15,438,457
Mortgage-backed securities................   16,591,307        84,265        931,408      15,744,164
State, county and municipal obligations...   43,973,064       761,457      2,369,386      42,365,135
 Total.................................... $ 82,114,910    $  845,722    $ 3,678,865    $ 79,281,767

    During December 1995, the entire portfolio of investment securities, with an amortized cost of $82,034,110 and unrealized gains of $1,510,027, was transferred to securities available for sale.


    Proceeds from the sale of investment securities were $1,725,292 in 1995, $3,010,938 in 1994 and $12,683,131 in 1993. In 1995, mortgage-backed securities were sold, all of which had paydowns of more than 85% of the original purchase amount. During 1994, two U.S. Treasury notes were sold, both of which were sold with less than 90 days to maturity. Gross gains of $18,418 and gross losses of $14,120 were realized in 1995. Gross gains of $38,761 and no gross losses were realized in 1994. Gross gains of $364,967 and gross losses of $54,779 were realized in 1993.

(6) LOANS

     Loans at December 31, 1995 and 1994 are as follows:

                                                   1995            1994

Commercial, financial and agricultural... $  92,325,242    $ 87,033,990
Real estate - construction...............    33,750,218      29,645,451
Real estate - mortgage...................   171,280,299     138,997,395
Installment..............................    35,682,971      32,185,873
   Total................................. $ 333,038,730    $287,862,709

Nonaccrual loans included above.......... $   2,287,210    $  2,521,489
Restructured loans included above........       300,000         325,000
   Total................................. $   2,587,210    $  2,846,489

    Included in real estate mortgages were 1-4 family residential loans of approximately $96,716,000 and $75,906,000 at December 31, 1995 and 1994,
respectively.


    Interest income that would have been recorded on nonaccrual loans and restructured loans for the years ended December 31, 1995, 1994, and 1993, had they performed in accordance with their original terms, amounted to approximately $307,000, $298,000, and $268,000, respectively. Interest income on all such loans included in the results of operations for 1995, 1994, and 1993 amounted to approximately $82,000, $143,000, and $127,000, respectively.


    In accordance with FASB Standards No. 114 and No. 118, the recorded investment in impaired loans was $2,803,430 (of which $2,127,037 was on nonaccrual). The related allowance for loan losses on these loans was $1,203,959. The recorded investment of all impaired loans had a related allowance for loan loss. The average recorded investment in impaired loans for 1995 was $3,069,224, and the income recognized during 1995 was $101,746, of which $62,294 was recognized using the cash method of income recognition.


    Included in other assets at December 31, 1995 and 1994 are foreclosed properties (other real estate owned) with a net book value of $61,250 and $1,881,700, respectively.


    The following is a reconciliation of loans outstanding to executive officers, directors and their associates for the year ended December 31, 1995:

Balance at December 31, 1994... $ 5,341,658
New loans......................   7,776,491
Principal repayments...........  (4,859,189)
Balance at December 31, 1995... $ 8,258,960

    In the opinion of management, these loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other borrowers. Such loans, in the opinion of management, do not involve more than the normal risks of collectibility.

(7) ALLOWANCE FOR LOAN LOSSES

    The following is a summary of the changes in the allowance for loan losses for each of the years in the three-year period ended December 31, 1995:

                                          1995           1994           1993

Beginning balance................. $ 4,130,778    $ 3,900,303    $ 3,957,888
Add:
Provision charged to operations...   1,465,000        839,000        835,000
                                     5,595,778      4,739,303      4,792,888
Less:
Loan charge-offs..................     941,306        891,314      1,018,028
Less loan recoveries..............     201,068        282,789        125,443
  Net loan charge-offs............     740,238        608,525        892,585
Ending balance.................... $ 4,855,540    $ 4,130,778    $ 3,900,303

(8) PREMISES AND EQUIPMENT

    Premises and equipment at December 31, 1995 and 1994 are summarized as follows:

                                         1995           1994

Land............................. $ 4,190,485    $ 4,202,135
Buildings........................   6,193,045      5,595,649
Furniture and equipment..........   7,247,744      6,946,114
Leasehold improvements...........     555,440        558,884
                                   18,186,714     17,302,782
Less accumulated depreciation and
 amortization....................   8,353,225      8,459,191
Premises and equipment, net...... $ 9,833,489    $ 8,843,591

(9) OTHER BORROWINGS

    The following is a schedule of securities sold under repurchase agreements, federal funds purchased and Federal Home Loan Bank ("FHLB") borrowings:

                                                       INTEREST                                       MAXIMUM
                                         BALANCE           RATE                      AVERAGE      OUTSTANDING
        1995                               AS OF          AS OF          AVERAGE    INTEREST           AT ANY
                                     DECEMBER 31    DECEMBER 31          BALANCE        RATE        MONTH-END
Federal funds purchased, securities
  sold under agreements
  to repurchase and
  FHLB borrowings.................. $ 35,262,202           5.42%    $ 21,529,872        5.22%    $ 35,262,202

         1994
Federal funds purchased, securities
  sold under agreements
  to  repurchase and
  FHLB borrowings.................. $ 22,441,328           5.20%    $ 15,360,370        4.33%    $ 22,441,328

    At December 31, 1995, the Banks had three available lines of credit with the FHLB totaling $66.5 million with $7,514,286 outstanding. The outstanding amounts consist of $2,000,000 maturing in 1996, $3,000,000 maturing in 1997, $1,714,286 maturing in 2001 and $800,000 maturing in 2003. In addition, the Banks are required to pledge collateral to secure the advances as described in the line of credit agreements. The collateral consists of qualifying 1-4 family residential mortgage loans.



(10) OTHER NONINTEREST EXPENSE


    Components of other noninterest expense in excess of one percent of the aggregate amount of total interest income and total noninterest income are as follows:

                                   1995          1994           1993

Advertising................. $  429,867    $  486,496    $   404,687
Professional services.......    861,081       866,775      1,008,412
FDIC insurance..............    422,305       754,081        698,898
Stationery and supplies.....    560,329       470,974        395,510
Merger and reorganization...  1,062,150             -              -
All other items.............  2,357,233     2,235,305      2,113,380
   Total.................... $5,692,965    $4,813,631    $ 4,620,887


(11)INCOME TAX


    As discussed in note 1, the Corporation adopted Standard No. 109 as of January 1, 1993. The cumulative effect of this change in accounting for income taxes of $300,000 is determined as of January 1, 1993 and is reported separately in the consolidated statement of earnings for the year ended December 31, 1993.


    Income tax expense (benefit) consists of the following:

                                 Current       Deferred           Total

Year ended December 31, 1995
Federal..................... $ 3,199,164    $  (360,706)    $ 2,838,458
State.......................     477,000        (95,958)        381,042
   Total.................... $ 3,676,164    $  (456,664)    $ 3,219,500


Year ended December 31, 1994
Federal..................... $ 2,177,005    $    94,326     $ 2,271,331
State.......................     356,000         26,069         382,069
   Total.................... $ 2,533,005    $   120,395     $ 2,653,400

Year ended December 31, 1993
Federal..................... $ 1,693,471    $   (82,359)    $ 1,611,112
State.......................     213,000          3,885         216,885
   Total.................... $ 1,906,471    $   (78,474)    $ 1,827,997

                                        20



    Income tax expense was $3,219,500, $2,653,400 and $1,827,997 for the years ended December 31, 1995, 1994 and 1993, respectively, and differed from the amounts computed by applying the U.S. federal income tax rate of 34% to pretax income as a result of the following:


                                                    1995                       1994                      1993
                                                     % OF                       % of                      % of
                                                   PRETAX                     Pretax                    Pretax
                                        AMOUNT     INCOME          Amount     Income         Amount     Income

Income before income taxes....... $ 10,222,562                $ 9,223,074                $7,012,205
Tax at federal income tax rate...    3,475,671       34.0%      3,135,845       34.0%     2,384,149       34.0%
Reasons for differences:
  Tax exempt income..............     (782,174)      (7.7)       (815,703)      (8.8)      (721,789)     (10.3)
  Nondeductible merger expense...      321,011        3.1               -          -              -          -
  State income tax, net of
   federal benefit...............      251,488        2.5         252,166        2.7        143,144        2.0
  Change in deferred tax assets
   valuation allowance...........      (32,659)      (0.3)              -          -          4,069        0.0
  Other..........................      (13,837)      (0.1)         81,092        0.9         18,424        0.3
   Total......................... $  3,219,500       31.5%    $ 2,653,400       28.8%    $1,827,997       26.0%

    The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1995 and 1994 are presented below.

                                                                    1995            1994
Deferred Tax Assets:
  Provision for loan losses................................. $ 1,531,000     $ 1,222,403
  Accrued expenses deductible when paid for tax
    purposes................................................     133,000          67,951
  Unrealized loss on securities available for sale..........           -         242,189
  Other.....................................................      21,000          19,208
     Total gross deferred tax assets........................   1,685,000       1,551,751
Less valuation allowance....................................           -         (32,659)
Deferred tax asset net of valuation.........................   1,685,000       1,519,092
Deferred Tax Liabilities:
  Installment sale income for financial purposes over
    tax purposes............................................           -          (6,816)
  Unrealized gain on securities available for sale..........    (728,440)              -
  Deferred loan fees........................................    (175,000)        (85,999)
  Fixed assets primarily due to difference in
    depreciation............................................     (38,000)        (69,092)
  Tax over book accrued expenses............................           -        (113,025)
  Other.....................................................     (73,000)        (59,635)
     Total gross deferred tax liability.....................  (1,014,440)       (334,567)
     Net deferred tax asset................................. $   670,560     $ 1,184,525

    A portion of the current year change in the net deferred tax asset relates to unrealized gains and losses on securities available for sale. The related current period deferred taxes of $970,629 has been recorded directly to shareholders' equity. The balance of the change in the net deferred tax asset results from the current period deferred tax benefit of $456,664.


    The valuation allowance for deferred tax assets as of January 1, 1994 was $32,659. There was no change in the total valuation allowance during 1994, while there was a decrease of $32,659 in 1995. It is management's belief that realization of the deferred tax asset is more likely than not.


    Tax returns for 1992 and subsequent years are subject to examination by taxing authorities.

(12) RETIREMENT PLAN CONTRIBUTION
   The Corporation has a qualified Retirement Savings Plan (401(k) Plan) for all eligible employees of First Charter. The provisions of the plan provide that the Corporation will annually contribute up to six percent of covered compensation and match a discretionary percentage, 132% in 1995, of contributions made by participating employees. Employees may contribute up to ten percent of their covered compensation. The Corporation's aggregate contribution was $349,756, $355,253 and $348,811 for 1995, 1994 and 1993, respectively.
   Union has a 401(k) savings plan for all eligible employees of Union. The plan provides for participating employees to contribute up to fifteen percent of their covered compensation. Union will annually match 100% of contributions made by employees up to four percent of covered compensation. Union's expense for its contributions in 1995, 1994, and 1993, amounted to approximately $120,068, $95,890, and
$66,100,   respectively.   Such  amounts  include   discretionary
contributions to the plan of $58,665, $39,000 and $20,000 for 1995, 1994, and 1993, respectively.
(13) COMMON STOCK
   On October 10, 1994, the Board of Directors of the Corporation declared a stock split effected in the form of a 33 1/3% common stock dividend payable on December 16, 1994 to shareholders of record on November 18, 1994. All per share data in the consolidated financial statements has been retroactively adjusted for the stock dividends.
   Under the terms of the First Charter Corporation Comprehensive Stock Option Plan (the "Comprehensive Plan"), stock options (which can be incentive stock options or non-qualified stock options) may be periodically granted to key employees of the Corporation or its subsidiaries. Depending on the type of options granted, their terms may be for up to ten years and shall generally be exercisable in five equal annual, cumulative installments beginning not earlier than six months from the date of grant. In no event shall the exercise price for each option granted be less than the fair value of the common stock as of the date of grant. A maximum of 240,000 shares (as adjusted to reflect the stock dividends) are reserved for issuance under the comprehensive plan.
   In April 1995, the shareholders approved the First Charter Corporation Restricted Stock Award Program. The definition of key participants, the number of shares awarded to participants, the vesting terms and conditions applicable to such awards are all subject to the discretion of the Compensation Committee of the board of the Corporation. A maximum of 300,000 shares of Corporation common stock (as adjusted to reflect stock dividends) are reserved for issuance under the Restricted Plan. As of December 31, there were no shares granted under this plan.
   Periodically, the Corporation adopts the Employee Stock Purchase Plans (the "ESPP"), pursuant to which stock options are granted to employees, based on their eligibility and compensation, at a price not less than 90% of the fair market value of the shares at the date of grant. The option period is generally for a term of two years. The 1996 ESPP was approved by shareholders of the Corporation in April 1995. A maximum of 100,000 shares are reserved for issuance under the 1996 ESPP. At December 31, 1995 none have been granted.
   The Corporation maintains the Dividend Reinvestment and Stock Purchase Plan (the "DRIP"), pursuant to which 200,000 shares (as adjusted to reflect the stock dividends) of common stock of the Corporation have been reserved for issuance. Shareholders may elect to participate in the DRIP and have dividends on shares of common stock reinvested and may make optional cash payments of up to $2,500 per calendar quarter to be invested in common stock of the Corporation. Pursuant to the terms of the DRIP, upon reinvestment of the dividends and optional cash payments either the Corporation can issue new shares valued at the then current market value of the common stock or the administrator of the DRIP can purchase shares of common stock in the open market. During 1995, the Corporation issued 26,115 shares and the administrator of the DRIP purchased 10,000 shares on the open market.
                                       22

    The following is a summary of activity under the Comprehensive Plan and the 1993 ESPP and the 1991 ESPP. All options outstanding have been adjusted to reflect the stock dividends.


                                 Option    Balance at                                 Balance at
   1995                           Price     January 1     Grants   Exercises Forfeits December 31 Exercisable

INCENTIVE STOCK OPTION

Options.....................      $  4.37     14,200           -     4,880        160     9,160     6,360
 ............................      $  6.41     28,480           -     6,880      1,280    20,320    15,039
 ............................      $ 10.50     36,773           -     4,940      1,307    30,526    17,459
 ............................      $ 14.72     28,933           -       533      1,200    27,200    10,880
 ............................      $ 14.75          -       2,200         -          -     2,200       440
 ............................      $ 14.88          -       3,320         -          -     3,320       664
 ............................      $ 21.50          -      23,300         -          -    23,300         -
 ............................      $ 21.50          -      28,000         -          -    28,000         -
Available...................            -    113,814     (56,820)        -      3,947    60,941         -

1993 EMPLOYEE STOCK
PURCHASE PLAN
Options......................     $ 10.13     25,740          -         266      4,001   21,473    21,473

             1994

INCENTIVE STOCK OPTION
Options.....................      $  4.37     17,053           -      2,053        800    14,200     8,039
 ............................      $  6.41     31,787           -      2,347        960    28,480    16,320
 ............................      $ 10.50     38,933           -          -      2,160    36,773    15,573
 ............................      $ 14.72          -      28,933          -          -    28,933         -
Available...................            -    138,827     (28,933)         -      3,920   113,814         -

1991 EMPLOYEE STOCK
PURCHASE PLAN
Options......................     $ 5.25      25,990          -      25,990         -         -          -

1993 EMPLOYEE STOCK
PURCHASE PLAN
Options......................     $ 10.13          -     25,740           -          -    25,740          -
    1993

INCENTIVE STOCK OPTION
Options.....................      $  4.37     21,176           -      2,443       1,680    17,053     6,013
 ............................      $  6.41     34,400           -      1,333       1,280    31,787    12,107
 ............................      $ 10.50          -      38,933          -           -    38,933         -
Available...................            -    174,800     (38,933)         -       2,960   138,827         -

1991 EMPLOYEE STOCK
PURCHASE PLAN
Options......................     $ 5.25      29,857           -          -       3,867    25,990    25,990

    At December 31, 1995, there were 470 options remaining under the Union Stock Option plan with an average exercise price of $7.62.

(14) COMMITMENTS AND OFF BALANCE SHEET RISK


    In the normal course of business, there are outstanding various commitments to extend credit which are not reflected in the consolidated financial statements. At December 31, 1995, preapproved but unused lines of credit for loans totaled $81,154,391 and standby letters of credit aggregated $2,307,326. These amounts represent the Banks' exposure to credit risk and, in the opinion of management, have no more than the normal lending risk that the Banks commit to their borrowers. If these commitments are drawn, the Banks will obtain collateral if it is deemed necessary based on management's credit evaluation of the borrower at that time. Collateral obtained varies but may include accounts receivable, inventory and commercial or residential real estate. Management expects that these commitments can be funded through normal operations.


    The Banks grant primarily commercial and installment loans to customers throughout their market areas, which consist of Cabarrus, Union, Rowan and Mecklenburg Counties. The real estate loan portfolio can be affected by the condition of the local real estate markets.


    Average daily Federal Reserve balance requirements for the year ended December 31, 1995 amounted to $1,601,000.


(15) FAIR VALUE OF FINANCIAL INSTRUMENTS


CASH AND DUE FROM BANKS, FEDERAL FUNDS SOLD, INTEREST BEARING DEPOSITS, AND ACCRUED INTEREST RECEIVABLE AND PAYABLE


    The carrying amounts of cash and due from banks, federal funds sold, interest bearing deposits, and accrued interest receivable and payable approximate fair value because of the short maturity of these instruments.


SECURITIES AVAILABLE FOR SALE AND INVESTMENT SECURITIES


    The fair value of debt securities, except certain state and municipal obligations, is estimated based on bid prices published in financial newspapers or bid quotations received from securities dealers. The fair value of certain state and municipal obligations is not readily available through market sources other than dealer quotations, so fair value estimates are based on quoted market prices of instruments similar to those being valued, adjusted for differences between the quoted instruments and the instruments being valued.


    The fair value of most equity securities is estimated at the average between the bid and ask prices published in financial newspapers. The fair value of the remaining equity securities is estimated at the carrying value due to the absence of market sources and similar instruments.



        SECURITIES AVAILABLE FOR SALE        AT DECEMBER 31, 1995     At December 31, 1994
                                            AMORTIZED        FAIR    Amortized       Fair
(DOLLARS IN THOUSANDS)                           COST      VALUE           Cost     Value
U.S. Government obligations
  Due in one year or less.................. $   4,897    $   4,922    $  7,027    $  7,033
  Due after one year through five years....    17,795       18,441      11,028      11,009
U.S. Government agency obligations
  Due in one year or less..................     5,011        5,034       2,009       2,007
  Due after one year through five years....    21,379       21,490       9,099       8,888
Mortgage-backed securities.................    18,264       18,290       5,773       5,329
State, county and municipal obligations:
  Due in one year or less..................       976          985           -           -
  Due after one year through five years....     8,915        9,344           -           -
  Due after five years through ten years...    34,912       35,495           -           -
  Due after ten years......................    13,153       13,229           -           -
Equity securities..........................     4,363        5,128       2,812       3,265
Total securities available for sale........ $ 129,665    $ 132,358    $ 37,748    $ 37,531



  INVESTMENT SECURITIES               AT DECEMBER 31, 1995    At December 31, 1994
                                       AMORTIZED      FAIR  Amortized      Fair
(DOLLARS IN THOUSANDS)                      COST     VALUE       Cost     Value
U. S. Government obligations:
  Due in one year or less.................. $ - $      -    $    992    $    984
  After one but within five years..........   -        -       4,976       4,750
U. S. Government agency obligations:
  Due in one year or less..................   -        -      11,466      11,433
  Due after one year through five years....   -        -       4,116       4,005
Mortgage-backed securities
  Fixed rate...............................   -        -      16,591      15,744
State and municipal obligations:
  Due in one year or less..................   -        -       1,943       1,965
  Due after one year through five years....   -        -       6,803       7,005
  Due after five years through ten years...   -        -      25,449      24,447
  Due after ten years......................   -        -       9,779       8,949
Total investment securities................ $ - $      -    $ 82,115    $ 79,282


LOANS


    For purposes of estimating fair value of loans, the portfolio is segregated by type based on similar characteristics such as commercial, real estate mortgage, real estate construction and installment. The portfolio is further divided into fixed and adjustable rate interest terms and by performing and nonperforming categories.


    The fair value of performing loans is calculated by discounting estimated cash flows using current rates at which similar loans would be made to borrowers with similar credit risk. Cash flows for fixed rate loans are based on the weighted average maturity of the specific loan category. The majority of adjustable rate loans are prime based and are repriced either immediately or monthly as prime changes.


    The fair value of nonaccrual loans is based on the book value of each loan less an applicable reserve for credit losses. The reserve for credit losses is determined on a loan by loan basis based on either recent external appraisals or internal assessments using available market information and specific borrower information.


    The following table presents fair value information for loans:


                                          AT DECEMBER 31, 1995     At December 31, 1994

                                        CARRYING     ESTIMATED     Carrying   Estimated
(DOLLARS IN THOUSANDS)                    AMOUNT     FAIR VALUE    Amount     Fair Value
Commercial, financial and agricultural... $ 91,389     $ 91,006    $ 85,674     $ 84,515
Real estate-construction.................   33,698       33,114      29,044       27,948
Real estate-mortgage.....................  169,725      168,204     138,135      134,899
Installment..............................   35,640       34,393      32,162       31,281
Nonaccrual...............................    2,587        1,304       2,846        2,064
Total Loans..............................  333,039      328,021     287,861      280,707
  Less: Unearned income..................     (296)           -        (201)           -
     Allowance for loan losses...........   (4,856)           -      (4,131)           -
     Loans, net..........................  327,887      328,021     283,529      280,707

DEPOSIT LIABILITIES

    The fair value of demand deposits, savings accounts and money market deposits is the amount payable on demand as of year-end. The fair value of certificates of deposit is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities.

    The following table presents fair value information for deposits:


                                           AT DECEMBER 31, 1995     At December 31, 1994

                                          CARRYING    ESTIMATED     Carrying    Estimated
(DOLLARS IN THOUSANDS)                      AMOUNT    FAIR VALUE    Amount      Fair Value

Demand deposits - non-interest bearing... $  72,286    $ 72,286    $  63,700    $  63,700
Demand deposits - interest bearing.......    66,814      66,814       62,533       62,533
Insured money market accounts............    41,633      41,633       46,542       46,542
Savings deposits.........................   109,082     109,082       93,071       93,071
Certificates of deposit..................   125,242     125,386      106,975      105,541
Total.................................... $ 415,057    $415,201    $ 372,821    $ 371,387


OTHER BORROWINGS


    The fair value of Federal funds purchased, securities sold under agreements to repurchase, and FHLB advances maturing within one year is the amount payable as of year-end. The fair value of FHLB advances maturing after one year is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for borrowings of similar remaining maturities.


    The following table presents fair value information for other borrowings:


                                              AT DECEMBER 31, 1995    At December 31, 1994

                                            CARRYING    ESTIMATED   Carrying    Estimated
(DOLLARS IN THOUSANDS)                      AMOUNT      FAIR VALUE  Amount      Fair Value
Federal funds purchased and securities sold
   under agreement to repurchase........... $ 27,748    $ 27,748    $ 13,541    $ 13,541
Federal Home Loan Bank advances............    7,514       7,923       8,900       9,384
                                            $ 35,262    $ 35,671    $ 22,441    $ 22,925

COMMITMENTS TO EXTEND CREDIT AND STANDBY LETTERS OF CREDIT


    The large majority of commitments to extend credit and standby letters of credit are at variable rates and/or have relatively short terms to maturity. Therefore, the fair value for these financial instruments is considered to approximate the carrying value.

LIMITATIONS


    Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Corporation's entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Corporation's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.


    Fair value estimates are based on existing on-and-off balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. For example, First Charter has a substantial trust department that contributes net fee income annually. The trust department is not considered a financial instrument, and its value has not been incorporated into the fair value estimates. Other significant assets and liabilities that are not considered financial assets or liabilities include the mortgage brokerage operations and premises and equipment. In addition, tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in any of the estimates.




(16) FIRST CHARTER CORPORATION (PARENT COMPANY)


    The principal assets of the Parent Company are its investment in the Banks, and its principal source of income is dividends from the Banks. Certain regulatory and other requirements restrict the lending of funds by the Banks to the Parent Company and the amount of dividends which can be paid to the Parent Company. In addition, certain regulatory agencies may prohibit the payment of dividends by the Banks if it determines that such payment would constitute an unsafe or unsound practice. At December 31, 1995, the Banks had available undivided profits of approximately $15,737,000 for payment of dividends without obtaining prior regulatory approval. At December 31, 1995, approximately $29,940,000 of the Parent Company's investment in the Banks was restricted as to transfer to the Parent Company without obtaining prior regulatory approval.

    The Parent Company's balance sheet data as of December 31, 1995 and 1994 and related income and cash flow statement data for each of the years in the three-year period ended December 31, 1995 are as follows:

                                                                     1995              1994            1993
BALANCE SHEET DATA:
    Cash.................................................... $    514,456     $     494,685
    Securities available for sale...........................    3,012,880         1,685,830
    Investment in subsidiaries..............................   50,149,461        44,525,627
    Receivable from subsidiaries............................      794,777           600,000
    Fixed assets............................................      582,850           587,035
    Other assets............................................       20,510            19,523

                                                             $ 55,074,934     $  47,912,700
    Accrued liabilities..................................... $  1,650,861     $     736,672
    Shareholders' equity....................................   53,424,073        47,176,028

                                                             $ 55,074,934     $  47,912,700
INCOME STATEMENT DATA:
    Dividends from subsidiaries............................. $  3,750,000     $   2,450,000     $ 1,438,000
    Other operating income (expense)........................     (713,294)          103,292           3,765
    Income before equity in undistributed net
     income of subsidiaries.................................    3,036,706         2,553,292       1,441,765
    Equity in undistributed net income of
      subsidiaries..........................................    3,966,356         4,016,382       4,042,443
     Net income............................................. $  7,003,062     $   6,569,674     $ 5,484,208

CASH FLOW STATEMENT DATA:
  CASH FLOWS FROM OPERATING ACTIVITIES:
    Net income.............................................. $  7,003,062     $   6,569,674     $ 5,484,208
    Net gain on securities available for sale
      transactions..........................................            -           (74,142)              -
    Increase in accrued liabilities.........................      750,077           218,200          31,945
    Increase in other assets................................         (987)                -         (19,079)
    Increase in receivable from subsidiaries................     (194,777)         (218,000)        (30,000)
    Increase in investment in subsidiaries..................   (3,997,899)       (4,019,006)     (4,051,108)
     Net cash provided by operating activities..............    3,559,476         2,476,726       1,415,966
  CASH FLOWS FROM INVESTING ACTIVITIES:
    Purchase of available for sale securities...............     (906,251)         (478,635)              -
    Purchase of investment securities.......................            -                 -        (466,373)
    Purchase of premises and equipment......................         (815)         (587,035)              -
    Proceeds from sale of premises and equipment............        5,000                 -               -
    Proceeds from sale of securities available for
      sale..................................................            -           163,741               -
     Net cash used by investing activities..................     (902,066)         (901,929)       (466,373)
  CASH FLOWS FROM FINANCING ACTIVITIES:
    Purchase of common stock................................     (626,416)       (1,214,436)       (698,995)
    Proceeds from issuance of common stock upon
      exercise
     of stock options.......................................      575,260           442,183          82,880
    Pre-merger transactions of pooled bank..................       31,543             2,624           8,665
    Cash dividends paid.....................................   (2,618,026)       (1,892,627)     (1,437,955)
    Net cash used by financing activities...................   (2,637,639)       (2,662,256)     (2,045,405)
     Net increase (decrease) in cash........................       19,771        (1,087,459)     (1,095,812)
     Cash at beginning of year..............................      494,685         1,582,144       2,677,956
     Cash at end of year.................................... $    514,456     $     494,685     $ 1,582,144
  SUPPLEMENTAL DISCLOSURE OF NON-CASH TRANSACTIONS:
    Investment securities transferred to available for
      sale.................................................. $          -     $           -     $ 1,101,290
    Unrealized gain in value of securities available
      for sale
     (net of tax effect of $164,110, $55,585 and $
       78,895
     for 1995, 1994 and 1993, respectively)................. $    256,687     $      86,942     $   123,399
    Unrealized gain (loss) in value of securities
      available for sale of the
     subsidiaries (net of tax effect of ($970,628),
       ($617,450),
     and ($375,261) for 1995, 1994 and 1993,
       respectively)........................................ $  1,625,935     $  (1,013,874)    $   586,947
    Issuance of stock dividend.............................. $          -     $   5,798,151     $         -


(17) SELECTED QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

                                                                          1995
                                                   FIRST     SECOND      THIRD     FOURTH
 (DOLLARS IN THOUSANDS, EXCEPT INCOME PER SHARE) QUARTER    QUARTER    QUARTER    QUARTER      TOTAL
Total interest income........................... $ 8,652    $ 9,109    $ 9,593    $ 9,840    $37,194
Total interest expense..........................   3,264      3,794      4,008      4,144     15,210
Net interest income.............................   5,388      5,315      5,585      5,696     21,984
Provision for loan losses.......................     265        215        410        575      1,465
Total noninterest income........................   1,161      1,200      1,291      1,740      5,392
Total noninterest expense.......................   3,575      3,626      3,480      5,007     15,688
Net income before income taxes..................   2,709      2,674      2,986      1,854     10,223
Income taxes....................................     807        797        915        701      3,220
Net income...................................... $ 1,902    $ 1,877    $ 2,071    $ 1,153    $ 7,003

Per share data:
Primary income per share........................ $  0.30    $  0.30    $  0.33    $  0.18    $  1.11
Income per share assuming full dilution......... $  0.30    $  0.30    $  0.33    $  0.18    $  1.11


    The Corporation, as previously reported, except for the fourth quarter and year end 1995 which included the effects of the Merger:

Net income...................................... $ 1,543    $ 1,460    $ 1,536    $ 1,153    $ 7,003
Primary and fully diluted income per share...... $  0.33    $  0.31    $  0.33    $  0.18    $  1.11
                                                                     1994
                                                 First    Second     Third    Fourth
(DOLLARS IN THOUSANDS, EXCEPT INCOME PER SHARE) Quarter  Quarter   Quarter    Quarter      Total
Total interest income........................ $ 6,600    $ 7,208    $ 7,840    $ 8,335    $ 29,983
Total interest expense.......................   2,325      2,443      2,751      3,029      10,548
Net interest income..........................   4,275      4,765      5,089      5,306      19,435
Provision for loan losses....................     137        195        227        280         839
Total noninterest income.....................   1,336      1,245      1,088      1,089       4,758
Total noninterest expense....................   3,508      3,554      3,401      3,668      14,131
Net income before income taxes...............   1,966      2,261      2,549      2,447       9,223
Income taxes.................................     504        628        789        732       2,653
Net  income.................................. $ 1,462    $ 1,633    $ 1,760    $ 1,715    $  6,570

Per share data:
Primary income per share..................... $  0.23    $  0.26    $  0.28    $  0.28    $   1.05
Income per share assuming full dilution...... $  0.23    $  0.26    $  0.28    $  0.28    $   1.05

The Corporation, as previously reported:

Net income................................... $ 1,161    $ 1,315    $ 1,426    $ 1,358    $  5,260
Primary and fully diluted income per share... $  0.25    $  0.28    $  0.30    $  0.29    $   1.12

FIRST CHARTER CORPORATION AND SUBSIDIARIES
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

     First Charter Corporation (the "Corporation"), headquartered in
Concord NC, is a North Carolina  multiple Bank holding company.  First
Charter National Bank ("First Charter") is a full-service bank and trust company with twelve offices located in Cabarrus, Rowan and northern Mecklenburg Counties, North Carolina. Bank of Union ("Union") is a full service bank with five offices located in Union and southern Mecklenburg Counties, North Carolina.
     Through its branch locations, First Charter and Union (the "Banks") provide a wide range of deposit accounts; commercial, consumer, home equity and residential mortgage loans; personal and corporate trust services; safe deposit boxes; discount brokerage services; insurance and annuity sales; financial planning and automated banking.
     The following discussion and analysis should be read in conjunction with the consolidated financial statements of the Corporation and the notes thereto included elsewhere in this report.

RESULTS OF OPERATIONS AND
FINANCIAL CONDITION
1995 VERSUS 1994
OVERVIEW
     On September 13, 1995, the Corporation entered into an Agreement and Plan of Merger (the "Merger Agreement") with Union, pursuant to which a newly formed subsidiary of the Corporation merged with Union and Union became a wholly owned subsidiary of the Corporation (the "Merger"). On December 21, 1995, the Merger was completed and accounted for as a pooling of interests. Accordingly, all current and prior years' financial statements have been restated to combine the accounts of Union with those of the Corporation.
     As of December 21, 1995, there were 2,192,270 shares of Union common stock outstanding. Of that amount, the Corporation owned 69,361 shares directly for its own account. Each share of Union, other than those shares owned by the Corporation, was converted into 0.75 shares of the Corporation common stock.
     Union is a state-chartered commercial bank organized under the laws of North Carolina in 1985. Union provides general banking services through a network of five branch offices located in Union and Mecklenburg Counties, North Carolina. Through its subsidiary, Union Financial, Inc. ("BOU Financial"), Union also offers discount brokerage services, insurance and annuity sales and financial planning services. At December 31, 1994, Union had total assets of approximately $123 million and total deposits of approximately $106 million. In the fourth quarter of 1995, the Corporation recognized $1,062,150 of costs associated with the merger. These costs include legal, accounting, investment banking, regulatory filing, proxy printing and solicitation expenses. It is anticipated that an additional $75,000 of merger related expenses will be incurred in 1996.

     The Corporation earned $7,003,062, or $1.11 per share in 1995, a 6.6% increase from $6,569,674, or $1.05 per share in 1994. A key factor contributing to the increase in net income was a 13.1% increase in net interest income which was partially offset by pre-tax merger related expenses of $1,062,150 connected with the Merger of Union. Legal, accounting, investment banking, regulatory filing, proxy printing and solicitation expenses associated with the Merger represent the largest portion of the costs incurred, all in the fourth quarter of 1995. These earnings equate to a return on average assets of 1.50% for 1995, compared to 1.59% for 1994 and a return on average equity of 13.93% in 1995, versus 14.34% in 1994.
     Total assets at December 31, 1995, were $509,395,305, up 13.9% from the level at year-end 1994. Gross loans increased 15.7% to $333,038,730 and total deposits increased 11.3% to $415,056,231.
LIQUIDITY
     Liquidity is the ability to maintain cash flows adequate to fund operations and meet obligations and other commitments on a timely and cost-effective basis. Liquidity is provided by the ability to attract deposits, flexible repricing schedules in a sizeable portion of the loan portfolio, current earnings, a strong capital base and the ability to use alternative funding sources that complement normal sources. Management's asset-liability policy is to maintain or enhance the net interest income and thereby provide adequate liquidity to meet continuing loan demand and withdrawal requirements and to service normal operating expenses. If additional funding sources were needed, the Banks have access to Federal fund lines at correspondent banks and borrowings from the Federal Reserve discount window. In addition to these sources, the Banks are members of the Federal Home Loan Bank ("FHLB") System, which provides access to FHLB lending sources. Another source of liquidity is the securities available for sale portfolio. See "Securities Available for Sale" for a further discussion. Management believes the Banks' sources of liquidity are adequate to meet loan demand, operating needs and deposit withdrawal requirements.
ASSET LIABILITY MANAGEMENT AND INTEREST RATE SENSITIVITY
     One of the primary objectives of asset/liability management is to maximize net interest income while minimizing the earnings risk associated with changes in interest rates. One method used to manage interest rate sensitivity is to measure, over various time periods, the interest rate sensitivity positions, or gaps; however, this method addresses only the magnitude of timing differences and does not address earnings or market value. Management uses an earnings simulation model to estimate the amount of earnings at risk due to changes in interest rates. This model is updated periodically and is based on a range of interest rate scenarios. The policy limits for interest rate risk is 10% of net interest margin when considering an increase or decrease in interest rates of 300 basis points over a twelve month period. Management believes this method more accurately measures interest rate risk.
     The Banks' balance sheets are liability sensitive, meaning that in a given period there will be more liabilities than assets subject to immediate repricing as market rates change. Because immediately rate sensitive interest bearing liabilities exceed rate sensitive assets, the earnings position could improve in a declining rate environment and could deteriorate in a rising rate environment, depending on the correlation of rate changes in these two categories. At December 31, 1995 total rate sensitive liabilities within one year were $309.6 million compared to rate sensitive assets of $209.0 million for a cumulative gap of $100.6 million. It should be noted that interest-sensitivity of the balance sheet as of a specific date is not necessarily indicative of the Corporation's position on other dates. Although interest rates increased during 1995, the earnings position improved because interest income was positively impacted by higher levels in the prime rate of interest more so than the negative impact on funding cost in 1995 versus 1994. While a larger amount of liabilities are subject to repricing, these liabilities did not reprice at the same magnitude as the prime-based loans. As liabilities are repriced in response to rising rates, net interest income could decline.
CAPITAL RESOURCES
     At December 31, 1995, total shareholders' equity was $53,424,073, a 13.2% increase from 1994. The increase in capital is primarily attributable to increased retained earnings. Cash dividends declared per share in 1995 were $.52 compared to $.41 in 1994.
     The principal asset of the parent company is its investment in the Banks, and its principal source of income is dividends from the Banks. Certain regulatory and other requirements restrict the lending of funds by the Banks to the parent company and the amount of dividends which can be paid to the parent company. In addition, certain regulatory agencies may prohibit the payment of dividends by the Banks if they determine that such payment would constitute an unsafe or unsound practice. At December 31, 1995, the Banks had available undivided profits of approximately $15,737,000 for payment of dividends without obtaining prior regulatory approval. At December 31, 1995, approximately $29,940,000 of the parent company's investment in the Banks was restricted as to transfer to the parent company without obtaining prior regulatory approval.
     The Corporation must comply with regulatory capital requirements established by the Federal Reserve Board (FRB). These standards require the Corporation to maintain a minimum ratio of Tier I Capital (as defined) to total risk-weighted assets of 4.00% and a minimum ratio of Total Capital (as defined) to risk-weighted assets of 8.00%. Tier I Capital is comprised of total shareholders' equity calculated in accordance with generally accepted accounting principles less certain intangible assets, less unrealized gains or losses on securities available for sale, and Total Capital is comprised of Tier I Capital plus certain adjustments, the largest of which for the Corporation is the general allowance for loan losses. Risk-weighted assets refer to the on- and off-balance sheet exposures of the Corporation adjusted for their related risk levels using amounts set forth in FRB regulations.
     In addition to the risk-based capital requirements described above, the Corporation is subject to a leverage capital requirement, which calls for a minimum ratio of Tier I Capital (as defined previously) to total assets of 3% to 5%.

 At December 31, 1995, the Corporation and the Banks were in compliance with all existing capital requirements. The Corporation's capital requirements are summarized in the table below:

                                                             Risk-Based Capital
                      Leverage Capital                       Tier 1 Capital                    Total Capital
                    Amount       Percentage (1)          Amount    Percentage (2)       Amount     Percentage (2)
                                                           (Dollars in thousands)
     Actual..........  $ 51,625       10.17%         $ 51,625          14.28%         $  56,143          15.53%
     Required......      20,304        4.00            14,458           4.00             28,917           8.00
     Excess.........     31,321        6.17            37,167          10.28             27,226           7.53

     1) Percentage of total adjusted assets. The FRB minimum leverage ratio requirement is 3% to 5%, depending on the institution's composite rating as determined by its regulators. The FRB has not advised the Corporation of any specific requirement applicable to it.
(2) Percentage of risk-weighted assets.


REGULATORY RECOMMENDATIONS
     Management is not presently aware of any current recommendations to the Corporation or to the Banks by regulatory authorities which, if they were to be implemented, would have a material effect on the Corporation's liquidity, capital resources, or operations.
BALANCE SHEET ANALYSIS
SECURITIES AVAILABLE FOR SALE
     Securities  available  for  sale  are  a  component  of  the  Corporation's asset/liability management strategy and may be sold in response to liquidity needs, changes in interest rates, changes in prepayment risk, and other factors. They are accounted for at fair value with unrealized gains and losses recorded as a separate component of stockholders' equity.
     In November 1995, the FASB issued an implementation  guide for Standard No.
115. The FASB stated that the transition provisions included in this guide permit a one-time opportunity for companies to reconsider their ability and intent to hold securities accounted for under Standard No. 115 as investment securities and allow entities to transfer securities from the investment securities category without tainting their remaining investment securities. The FASB emphasized that this would be a one-time event and that any transfers from the investment securities category to the available for sale category under this provision must be made by December 31, 1995. Pursuant to this authorization, the Corporation reclassified all investment securities into available for sale securities.
     At December 31, 1995, securities available for sale were $132,357,768 or 26.0% of total assets compared to 8.4% of total assets at year-end 1994. In 1995, during a period of rising interest rates and a time of increased loan demand, management purchased short term agency obligations and adjustable rate mortgage-backed securities to increase its flexibility to manage the balance sheet and thus attempt to maintain a stable net interest margin. The fair value of these assets is approximately $2,693,000 above their amortized cost at December 31, 1995. The average yield on the securities available for sale portfolio was 6.76% for 1995 and 6.69% for 1994.
     The average life of the portfolio was 5.99 years at December 31, 1995 compared to 7.06 years at year-end 1994.
INVESTMENT SECURITIES
     Investment securities totaled $82,114,910 or 18.4% of total assets at December 31, 1994.
     The average yield earned on investment securities in 1995 was 7.41% compared to 7.29% in 1994 with an average maturity of 6.58 years at December 31, 1994.
LOANS
     As a result of increased loan demand during 1995, gross loans increased 15.7% to $333,038,730 at December 31, 1995, from $287,862,709 at December 31,
1994. While loan demand may increase it may not increase at the same percentage levels of increase as experienced in previous years.
     The loan portfolio at December 31, 1995 was composed of 27.7% commercial, financial, and agricultural loans, 10.1% real estate construction loans, 51.5% real estate mortgage loans, and 10.7% installment loans. This compares to a composition of 30.2% commercial, 10.3% real estate construction, 48.3% real estate mortgage, and 11.2% installment at December 31, 1994. The increase in construction loans is attributable to an increase in real estate building in the Corporation's market area. Approximately $13,880,000 of the real estate mortgage loans are loans for which the principal source of repayment comes from the sale of real estate. The remaining $157,400,000 of real estate mortgage loans are (i) other commercial loans for which the primary source of repayment is derived from the ongoing cash flow of the business and which are also collateralized by real estate - $75,249,000, (ii) personal installment loans which are collateralized by real estate - $32,485,000, (iii) home equity loans - $22,722,000, and (iv) individual residential mortgage loans - $26,944,000.
ASSET QUALITY
     Nonperforming assets at December 31, 1995 were $2,890,461 or 0.9% of gross loans and foreclosed properties compared to $5,938,056 or 2.1% at December 31, 1994. The level of nonperforming assets is presented in the table below:
                      December 31,   December 31,
                             1995           1994
Nonaccrual loans      $2,287,210      $2,521,489
Restructured loan       300,000          325,000
Loans 90 days or more
   past due and  still
   accruing            242,001         1,209,867
Foreclosed property      61,250        1,567,738
Other real estate                        313,962
     Interest income that would have been recorded on nonaccrual loans for the year ended December 31, 1995, had they performed according to their original terms, amounted to approximately $307,000. Interest income on nonaccrual loans included in the results of operations for the year amounted to approximately $82,000.
     Accruing loans 90 days or more past due decreased to 0.07% of gross loans at December 31, 1995 compared to 0.42% of gross loans at December 31, 1994. Management's policy for any accruing loan past due greater than 90 days is to perform an analysis of the loan, including a consideration of the financial position of the borrower(s) and any guarantor(s) as well as the value of the collateral, and to make an assessment as to whether collectibility of the principal and the interest appears probable. Based on such a review, management has determined that it is probable that the principal as well as the accruing interest on these loans will be collected in full.
     Net charge-offs for the year were $740,238 or .25% of average loans compared to $608,525 or .23% of average loans in 1994.
     Foreclosed property and other real estate declined 96.7% to $61,250 at December 31, 1995 from $1,881,700 at December 31, 1994. The decrease in foreclosed properties and other real estate is primarily due to the sale of two commercial real estate properties.
Theses sales resulted in gains of approximately $188,000.
     All estimates of the loan portfolio risk elements, including the adequacy of the allowance for loan losses, are subject to general and local economic conditions, among other factors, which are unpredictable and beyond management's control. Since a significant portion of the loan portfolio is comprised of real estate loans and loans to area businesses, a continued risk is that the real estate market and economic conditions could change and could result in future losses or require increases in the provision for loan losses. Management uses several measures to control this risk. For example, all loans over a certain dollar amount must receive an in-depth review by an analyst in the Banks' Credit Administration departments. Any issues regarding risk assessments of those credits are addressed by the Banks' loan administration and senior credit officer and factored into management's decision to originate or renew the loan. Large commitments above $250,000 are reviewed and approved by a Senior Loan Committee comprised of senior management, the senior credit officer and senior lending officers of the respective Banks. Loans above $1,500,000 are reviewed by the Loan Committee of the Board of Directors. The Corporation also continues to employ an independent third party risk assessment group to review the underwriting, documentation and risk grading analysis and render a semiannual opinion of the adequacy of the allowances for loan losses. This third party group reviews all loan relationships over $250,000 and a sampling of all other credits.
     Management uses the information developed from the procedures described above in evaluating and grading the loan portfolio. This continual grading process is used to monitor the credit quality of the loan portfolio and to assist management in determining the appropriate levels of the allowance for loan losses. For a further discussion of this system, see "Allowance and Provision for Loan Losses."
     The Banks grant primarily commercial and installment loans to customers throughout their market areas, which consists of Cabarrus, Rowan, Union and Mecklenburg Counties. The loan portfolio can be affected by the local economic conditions of the markets served.
     In the normal course of business, there are outstanding various commitments to extend credit which are not reflected in the consolidated financial statements. At December 31, 1995, preapproved but unused lines of credit for loans totaled $81,154,391 and standby letters of credit aggregated $2,307,326. The amounts represent the Banks' exposure to credit risk and, in the opinion of management, have no more than the normal lending risk that the Banks commit to their borrowers. If these commitments are drawn, the Banks will obtain collateral if it is deemed necessary based on management's credit evaluation of the borrower. Collateral obtained varies but may include accounts receivable, inventory, and commercial or residential real estate. Management expects that these commitments can be funded through normal operations.
DEPOSITS
     Total deposits at December 31, 1995 were $415,056,231, a 11.3% increase from a 1994 year-end level of $372,820,380. Average non-interest bearing demand deposits increased $9.9 million or 18.0%; average interest bearing demand deposits increased $3.0 million or 4.9%; average insured money market accounts decreased $5.7 million or 11.9%; average savings deposits increased $21.8 million or 27.2%; while average certificates of deposit increased $11.9 million or 11.2%. The majority of deposit growth was in a penalty free certificate of deposit product for customers over the age of fifty. Because the certificate is penalty free and the customer may exercise the option to redeem the certificate and open a new certificate at a higher rate as many times as the customer wishes, regulation requires that the certificate be classified as a savings deposit, thus the increase in savings deposits.



EARNINGS PERFORMANCE
NET INTEREST INCOME
     Net interest income, the difference between total interest income and total interest expense, is the Corporation's principal source of earnings. For the year ended December 31, 1995 net interest income was $21,984,374, an increase of 13.1% from net interest income of $19,434,939 in 1994. The increase is attributable to an increase in the level of interest earning assets slightly offset by a decrease in the net interest margin (tax adjusted net interest income divided by average earnings assets) to 5.35% in 1995 from 5.40% in 1994. The decline in the margin is attributable to an increase in yields on loans together with an increase in funding costs.
     The average yield on earning assets was 8.84% in 1995 compared to 8.15% in 1994. The average rate paid on interest-bearing deposits and borrowings was 4.37% compared to 3.39% in 1994. See "Asset/Liability Management" for additional discussion.
ALLOWANCE AND PROVISION FOR LOAN LOSSES
     Management utilizes a system for risk grading the loan portfolio to determine the appropriate amount of the allowance for loan losses. This analysis is performed monthly and is independent of any analysis in conjunction with the origination of loans. Individual loans are assigned a risk grade based on their credit quality, which is subject to change as conditions warrant. Any input in those risk assessments as determined by the outside risk assessment group is also considered. Each grade determines the percentage of the outstanding loan balance allocated to the loan loss reserve. Loans with the weaker credit quality are individually analyzed to determine a specific allowance which reflects management's best estimate of the risk associated with each credit. An estimate of an allowance is made for all other loans in the portfolio based on their assigned risk grade, type of loan and other matters related to credit risk. In the allowance for loan loss analysis process, the Banks also aggregate the loans into pools of similar credits and review the historical loss experience associated with these pools as additional criteria to allocate the allowance to each category. The model also takes into consideration off-balance sheet credit loss. However, at December 31, 1995, a reserve for off-balance sheet credit loss was not considered necessary based on management's review of off-balance sheet items. In addition, there were no realized credit losses due to off-balance sheet activities for the three years ended December 31, 1995.

     The provision for loan losses for 1995 was $1,465,000 compared to $839,000 in 1994. The increase in the provision was primarily attributable to the increase in gross loans outstanding. The allowance for loan losses as a percentage of gross loans outstanding was 1.46% at December 31, 1995 compared to 1.44% at year-end 1994. Management feels that based on improved credit quality, the allowance for loss is adequate.
NONINTEREST INCOME
     Noninterest income was $5,391,750 in 1995 compared to $4,758,450 in 1994. Trust income increased approximately $174,000 or 12.6%. This increase was due to higher market values of assets under management. The increase in other noninterest income is attributable to approximately $188,000 gains in sale of foreclosed properties and other real estate owned, increased brokered mortgage loan income and credit card income.
NONINTEREST EXPENSE
     Total noninterest expense was $15,688,562 in 1995 compared to $14,131,315 in 1994, an 11.0% increase. Salaries and fringe benefits increased primarily due to a greater number of full-time equivalents, annual merit increases, additional management and branch incentives, increased 401(k) contributions and higher health insurance premiums.
     Occupancy and equipment increased approximately $128,000 or 6.8% primarily due to an increase in depreciation expense. During 1995, the Corporation made an investment in check imaging software and hardware.
     Other noninterest expense increased approximately $879,000 or 18.3% for 1995 when compared to 1994. The increase is primarily due to Merger costs associated with the Merger of Union of $1,062,150. These costs include legal, accounting, investment banking, regulatory filings, proxy printing and solicitation expenses, all of which were incurred during the fourth quarter of 1995. Stationery and supplies increased approximately $89,000 due to additional costs associated with check imaging implemented in April of 1995. The FDIC insurance premium was reduced from $0.23 to $0.04 per $100 of deposits in June of 1995, resulting in a decrease of $331,776. The FDIC insurance premiums were further reduced to $2,000 per bank annually.
     All other noninterest expense increased approximately $122,000. This increase is attributable to various items including an increase in software maintenance, data processing expenses, postage, dues and education.
     Total income tax expense for 1995 was $3,219,500 versus $2,653,400 in 1994. The increase is attributable to an increase in income before income taxes and an increase in the effective tax rate to 31.5% in 1995 from 28.8% in 1994. The change in the effective rate is primarily attributable to the majority of Merger costs for which a tax benefit is not allowed.

RESULTS OF OPERATIONS AND FINANCIAL CONDITION
1994 VERSUS 1993
     The Corporation earned $6,569,674, or $1.05 per share, in 1994, a 19.8% increase from $5,484,208 or $0.87 per share in 1993. Of the 1993 net income amount, $300,000 represented the cumulative effect on prior years of adopting Financial Accounting Standards No. 109, "Accounting for Income Taxes." Earnings increased primarily due to higher net interest income.
     Total assets at December 31, 1994 were $447,099,488, up 14.2% from the level at year-end 1993. Gross loans increased 15.5% to $287,862,709 and total deposits increased 10.9% to $372,820,380.
     The Corporation's return on average assets was 1.59% for 1994, compared with 1.48% in 1993. The return on average equity was 14.34% in 1994, versus 13.10% in 1993.
     At December 31, 1994, securities available for sale were $37,530,613 or 8.4% of total assets compared to $34,613,000 or 8.8% of total assets at year-end 1993. The fair value of these assets was approximately $218,000 below their amortized cost at December 31, 1994. The average yield on the securities available for sale portfolio was 6.69% for 1994.
     At December 31, 1994, investment securities were $82,144,910, which represented 18.4% of total assets. Investment securities were carried at cost, adjusted for amortization of premiums and accretion of discounts in accordance with Standard No. 115 because management determined that the Corporation had the ability and the intent to hold them to maturity. At December 31, 1993 investment securities were approximately $71,751,000 which represented 16.0% of total assets. The average yield earned on investment securities in 1994 was 7.29% compared to 7.55% in 1993.
     The loan portfolio at December 31, 1994 was composed of 30.2% commercial, financial, and agricultural loans, 10.3% real estate construction loans, 48.3% real estate mortgage loans, and 11.2% installment loans. This compares to a composition of 33.3% commercial, 8.3% real estate construction, 47.3% real estate mortgage, and 11.1% installment at December 31, 1993.
     Nonperforming assets at December 31, 1994 were $5,938,056 or 2.1% of gross loans and foreclosed properties compared to $5,674,454 or 2.3% at December 31, 1993. The level of nonperforming assets is presented in the table below.
                   December 31,     December 31,
                           1994             1993
Nonaccrual loans     $2,521,489       $2,315,224
Restructured loans      325,000          795,000
Loans 90 days or more
   past due and
   still accruing     1,209,867          217,988
Foreclosed Property   1,567,738        2,032,280
Other Real Estate       313,962          313,962
     Interest income that would have been recorded on nonaccrual loans for the year ended December 31, 1994, had they performed according to their original terms amounted to approximately $298,000. Interest income on nonaccrual loans included in the results of operations for the year amounted to approximately $143,000.
     Accruing loans 90 days or more past due increased to .42% of gross loans at December 31, 1994 compared to .09% of gross loans at December 31, 1993.
     Net charge-offs for the year were approximately $609,000 or .23% of average loans compared to net charge-offs of approximately $893,000 or .39% of average loans in 1993. The decrease in net charge-offs was primarily the result of two fully reserved loans which were charged off in the first and second quarters of 1993.
     Foreclosed property declined 22.9% to $1,567,738 at December 31, 1994 from $2,032,280 at December 31, 1993. At December 31, 1994 two parcels of land comprised 92.5% of the 1994 balance. These two parcels were subsequently sold in 1995.
     Deposits were $372,820,380 at year-end 1994 compared with $336,269,512 at year-end 1993, a 10.9% increase. Average non-interest bearing deposits increased $8.8 million or 19.2%; average interest bearing demand deposits increased $6.1 million or 10.9%; average insured money market accounts decreased $3.6 million or 7.4%; average savings deposits increased $21.0 million or 35.4%; while average time certificates of deposit decreased $0.3 million or 0.3%. The majority of deposit growth was in a penalty free certificate of deposit product for customers over the age of fifty. Because the certificate is penalty free and the customer may exercise the option to redeem the certificate and open a new certificate at a higher rate as many times as the customer wishes, regulation requires that the certificate be classified as a savings deposit, thus the increase in savings deposits.
     For the year ended December 31, 1994 net interest income was $19,434,939, an increase of 16.8% from net interest income of $16,646,446 in 1993. The increase is attributable to an increase in the level of interest earning assets as well as an improvement in the net interest margin (tax adjusted net interest income divided by average earnings assets) to 5.40% in 1994 from 5.20% in 1993. The improvement in the margin is attributable to an increase in yields on loans with only a slight increase in funding costs.
     The average yield on earning assets was 8.15% in 1994 compared to 7.92% in 1993. The average rate paid on interest-bearing deposits and borrowings was 3.39% in 1994 compared to 3.33% in 1993.
     The provision for loan losses for 1994 was $839,000 compared to $835,000 in 1993. The allowance for loan losses as a percentage of gross loans outstanding was 1.44% at December 31, 1994 compared to 1.56% at year-end 1993. The decrease in allowance percentage to loans was due to an increase in loans outstanding.
     Noninterest income was $4,758,450 in 1994 compared to $5,006,789 in 1993. Trust income increased approximately $120,000 or 9.5%. The increase is attributable to fees recognized on several estate settlements that may be nonrecurring and an increase in fee structure. The decrease in other noninterest income is attributable to decreases in mortgage originations sold on a brokered basis and decreases in credit card income. Gains on investment securities decreased  due to  gains  on sales of  investment
securities in 1993, and the absence of such gains in 1994.
     Total noninterest expense was $14,131,315 in 1994 compared to $13,822,589 in 1993, a 2.2% increase. During the first quarter of 1994, First Charter completed a comprehensive reorganization plan that simplified management structure, changed some positions from full-time to part-time and eliminated several positions. As a result of this, salary expense decreased approximately $228,000, but was partially offset by increases in management bonuses and 401(k) matching contributions. The increase in these two items is attributable to improved profitability in 1994. Union salary expense increased due to annual merit increases and higher health insurance costs. Total salaries and benefits increased approximately $164,000 or 2.3%.
     Occupancy and equipment decreased approximately $48,000 or 2.5% due to a reduction in depreciation expense. The reduction is the result of major investments in fixed assets during 1989 and 1988 which were fully depreciated in 1993 or mid-1994.
     Total advertising expense for 1994 increased approximately $82,000 or 20.2%. The increase is attributable to production and marketing related to several new products including a debit card, a lower cost checking and savings account, and a first time home buyers mortgage product.
     Other professional fees decreased approximately $142,000 due to fees paid to consultants in the fourth quarter of 1993 related to the reorganization in 1994. Also, during the third quarter of 1994, a significant portion of the investment management of trust assets, previously out-sourced, was brought in-house.
     Stationery and supplies increased approximately $75,000 due to printing and production cost of the annual report and annual meeting.
     Other noninterest expense increased approximately $122,000. This increase is attributable to various items including an increase in software maintenance, processing expenses and one time fees associated with the debit card, increased postage, dues and education, and property taxes paid on a problem asset.
     Total income tax expense for 1994 was $2,653,400 versus $1,827,997 in 1993. The increase is attributable to an increase in income before income taxes and an increase in the effective tax rate to 28.8% in 1994 from 26.1% in 1993 . The change in the effective rate is attributable to a decrease in tax-exempt income relative to income before income taxes.

ACCOUNTING AND REGULATORY MATTERS
     The FASB has issued Standard No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," which requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An estimate of the future cash flows expected to result from the use of the asset and its eventual disposition should be performed during a review for recoverability. An impairment loss (based on the fair value of the asset) is recognized if the sum of the expected future cash flows (undiscounted and without interest charge) is less than the carrying amount of the asset. Additionally, Standard No. 121 requires that long-lived assets and certain identifiable intangibles to be disposed of be reported at the lower of carrying amount or fair value less cost to sell, except for certain assets. These assets will continue to be reported at the lower of carrying amount or net realizable value. The periodic effect on net income of the Corporation, if any, has not been determined. Implementation of this Standard is required for fiscal years beginning after December 15, 1995.
     The FASB also has issued Standard No. 122, "Accounting for Mortgage Servicing Rights," which requires that a mortgage banking enterprise recognize as separate assets the rights to service mortgage loans for others, however those servicing rights are acquired. A mortgage banking enterprise that acquires mortgage servicing rights through either the purchase or origination of mortgage loans and sells or securitizes those loans with servicing rights retained should allocate the total cost of the mortgage loans to the mortgage servicing rights and the loans (without the mortgage servicing rights) based on their relative fair values if it is practicable to estimate those fair values. If it is not practicable to estimate the fair values of the mortgage servicing rights and the mortgage loans (without the mortgage servicing rights), the entire cost of purchasing or originating the loans should be allocated only to the mortgage loans without the mortgage servicing rights. Additionally, this Standard requires that a mortgage banking enterprise periodically assess its capitalized mortgage servicing rights for impairment based on the fair value of those rights. Standard No. 122 applies prospectively to transactions occurring in fiscal years beginning after December 31, 1995. Because the Corporation generally sells mortgage loans with servicing rights released, management does not anticipate the Standard's impact on its financial statements to be material.
     The FASB has also issued Standard No. 123, "Accounting for Stock-Based Compensation," which requires that the fair value of employee stock-based compensation plans be recorded as a component of compensation expense in the statement of income as of the date of grant of awards related to such plans or that the impact of such fair value on net income and earnings per share be disclosed on a pro forma basis in a footnote to financial statements for awards granted after December 15, 1994, if the accounting for such awards continues to be in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25). The corporation will continue such accounting under the provisions of APB 25. This Standard is required for fiscal years beginning after December 15, 1995.

                              FIRST CHARTER CORPORATION AND
                      FIRST CHARTER NATIONAL BANK BOARD OF DIRECTORS

WILLIAM R. BLACK, M.D.
ONCOLOGIST

JANE B. BROWN
PRIVATE INVESTOR

GRADY S. CARPENTER
PRESIDENT,
SECURITY OIL COMPANY

MICHAEL R. COLTRANE
PRESIDENT,
THE CONCORD TELEPHONE COMPANY

J. ROY DAVIS, JR.
PRESIDENT,
S & D COFFEE, INC.
CHAIRMAN,
FIRST CHARTER CORPORATION AND
FIRST CHARTER NATIONAL BANK

JAMES B. FINCHER
OWNER,
MINERAL SPRINGS FEED & FERTILIZER CO.

H. CLARK GOODWIN
PRESIDENT AND CHIEF EXECUTIVE OFFICER,
BANK OF UNION

FRANK H. HAWFIELD, JR.
OWNER AND PRESIDENT,
FRANK H. HAWFIELD, INC.
D/B/A FIRESTONE HOME AND AUTO

J. KNOX HILLMAN, JR.
PRESIDENT,
SHUFORD INSURANCE AGENCY, INC.

BRANSON C. JONES
CONSULTING VICE PRESIDENT,
OILES AMERICA CORPORATION

LAWRENCE M. KIMBROUGH
PRESIDENT AND
CHIEF EXECUTIVE OFFICER,
FIRST CHARTER CORPORATION AND
FIRST CHARTER NATIONAL BANK


DUARD C. LINN, JR.
VICE CHAIRMAN,
FIRST CHARTER CORPORATION AND
FIRST CHARTER NATIONAL BANK

ROBERT F. LOWRANCE
PRESIDENT,
A & A REALTY

JERRY E. MCGEE, ED. D.
PRESIDENT,
WINGATE UNIVERSITY

HUGH H. MORRISON
PRESIDENT,
E. L. MORRISON CO., INC.

T. DAVID PROPST
PRESIDENT,
EARL'S TIRE STORE

ROBERT L. WALL
RETIRED

JAMES B. WIDENHOUSE
PRIVATE  INVESTOR

                              BANK OF UNION BOARD OF DIRECTORS

JOHN A. CROOK, JR.

J. EARL CULBRETH

DENNISON A. DAVIS

WILLIAM C. DESKINS, M.D.

JAMES B. FINCHER


H. CLARK GOODWIN
PRESIDENT AND CHIEF EXECUTIVE OFFICER
BANK OF UNION

EARL J. HAIGLER

FRANK H. HAWFIELD, JR.

CHARLES E. HULSEY

CALLIE F. KING

JOSEPH L. LITTLE

FRED C. LONG

JERRY E. MCGEE, ED. D.

DAVID C. MCGUIRT

LANE D. VICKERY



                           OFFICERS OF FIRST CHARTER CORPORATION


ROBERT O. BRATTON
EXECUTIVE VICE PRESIDENT, CHIEF OPERATING
OFFICER, TREASURER AND CHIEF FINANCIAL
OFFICER

J. ROY DAVIS, JR.
CHAIRMAN OF THE BOARD

ROSE W. EDWARDS
ASSISTANT CORPORATE SECRETARY

PHILLIP M. FLOYD
EXECUTIVE VICE PRESIDENT

ANNE C. FORREST
ASSISTANT CORPORATE SECRETARY

ROBERT G. FOX, JR.
EXECUTIVE VICE PRESIDENT

H. CLARK GOODWIN
EXECUTIVE VICE PRESIDENT

DAVID E. KEUL
ASSISTANT TREASURER

LAWRENCE M. KIMBROUGH
PRESIDENT AND CHIEF EXECUTIVE OFFICER

DUARD C. LINN, JR.
VICE CHAIRMAN

JAMES T. MATHEWS, JR.
SENIOR VICE PRESIDENT

EDWARD B. MCCONNELL
SENIOR VICE PRESIDENT

KATHRYN B. REESE
SENIOR VICE PRESIDENT

JAMES W. TOWNSEND, JR.
CORPORATE SECRETARY

                             FIRST CHARTER NATIONAL BANK
                                      OFFICERS


John R. Baker           Vice President              Mavadell D. Freeman  Banking Officer  James T. Mathews, Jr.      Senior Vice
Cheryl P. Barbee        Banking Officer/            Melba M. Funderburk  Banking Officer                             President
                        Assistant                   Linda S. Gibson      Vice President   Edward B. McConnell        Senior Vice
                        Corporate                   Gerald R. Goodman    Banking Officer                             President
                        Secretary                   Linda H. Griffin     Assistant Vice   Nancy L. Mills             Vice President
Lisa B. Boylen          Vice President                                   President        Michael J. Mittelman, Jr.  Vice President
Robert O. Bratton       Executive Vice              R. Dwight Henry      Vice President   Dawn W. O'Dell             Vice President
                        President                   Donald E. Hopkins    Vice President   Elizabeth Quesenberry      Banking Officer
Gayle S. Brinson        Banking Officer             Patricia K. Horton   Senior Vice      Elizabeth K. Reed          Vice President
Lisa T. Burns           Internal Auditor                                 President        Kathryn B. Reese           Senior Vice
Kenneth W. Caldwell     Senior Vice                 Brian A. Ingold      Assistant Vice                              President
                        President                                        President/       Katherine L. Schiele       Banking Officer
Elizabeth L. Cline      Assistant Vice                                   Senior Auditor   Brenda S. Simpson          Banking Officer
                        President                   Donna J. Kenney      Senior Vice      Nancy B. Smith             Trust Officer
Deborah S. Cloninger    Banking Officer                                  President        Pamela S. Slough           Banking Officer
John R. Coley           Vice President              David E. Keul        Vice President/  Gordon M. Stallings        Assistant Vice
Carolyn M. Craver       Assistant Trust                                  Assistant                                   President
                        Officer                                          Corporate        James E. Steere, III       Assistant Vice
Deborah R. Deese        Banking Officer                                  Secretary                                   President
Denise S. Dorr          Banking Officer             Lawrence Kimbrough   President and    J. W. Townsend, Jr.        Senior Vice
Rose W. Edwards         Assistant Vice                                   CEO                                         President/
                        President                   Brenda K. Kinley     Assistant Vice                              Corporate
Thomas J. Elkins        Vice President                                   President                                   Secretary
Phillip M. Floyd        Executive Vice              Marie E. Kluttz      Vice President   Nancy S. Verble            Assistant Vice
                        President                   Charla L. Kurtz      Vice President                              President
Anne C. Forrest         Assistant                   Angela R. Lovelace   Banking Officer  Monica R. Walters          Banking Officer
                        Corporate                   Sandra J. Mansur     Assistant Vice   Ann K. Williams            Assistant Vice
                        Secretary                                        President                                   President
Robert G. Fox, Jr.      Executive Vice              Jerold L. Marlow     Senior Vice
                        President                                        President
Judith C. Fuller        Vice President


                                    BANK OF UNION
                                     OFFICERS

William R. Adcock        Vice President            Patricia C. Jamison    Assistant Vice    Terry M. Richardson      Assistant Vice
Wendy T. Barnhardt       Assistant Cashier                                President &                                President
Todd C. Bennington       Vice President                                   Assistant         W. Farrell Richardson    Vice President
Barbara J. Cherry        Assistant Cashier                                Secretary         Pamela P. Sanders        Assistant Vice
William E. Davis         Senior Vice               Don E. Lewis           Senior Vice                                President &
                         President                                        President                                  Assistant
Charlie E. Efird, Jr.    Vice President            David C. McGuirt       Executive Vice                             Secretary
H. Clark Goodwin         President and                                    President &       A. Ray Singleton, Jr.    Senior Vice
                         CEO                                              Secretary                                  President
Angela S. Helms          Assistant                 Teresa L. Mills        Assistant Vice    Linda D. Thomas          Assistant Vice
                         Secretary                                        President                                  President
Karen F. Hodge           Assistant Vice            Lisa C. Moore          Assistant         Harvey F. Whitley        Executive
                         President                                        Cashier                                    Director
Alice K. Holmes          Vice President            Mary Margaret Nance    Assistant                                  BOU Financial,
                                                                          Secretary                                  Inc.


(Map appears here depicting the Full Service Offices of First Charter National Bank and Bank of Union.)

Report Design:    Premark, Inc., High Point, NC
Photography:      J&B Kluttz Photography, Concord, NC
Printing:         Concord Printing Company, Concord, NC

                   First Charter Corporation
                          Concord, NC