Form 10-K405, Exhibit 13
period 1996-12-31
FIRST CHARTER CORP /NC/
filed 1997-03-28
CIK 717306

CORPORATE INFORMATION





CORPORATE HEADQUARTERS
First Charter Corporation
22 Union Street, North
PO Box 228
Concord, NC 28026-0228
(704) 786-3300
Toll Free 1-800-422-4650

AUDITORS
KPMG Peat Marwick LLP
Suite 2800
Two First Union Center
Charlotte, NC 28282

CORPORATE COUNSEL
Smith Helms Mulliss & Moore, LLP
214 North Church Street
Charlotte, NC 28202

SUBSIDIARIES
First Charter National Bank
PO Box 228
Concord, NC 28026-0228

Bank of Union
201 North Charlotte Avenue
Monroe, NC 28112

STOCK LISTING
The NASDAQ National Market
Symbol: FCTR

MARKET MAKERS
Dean Witter Reynolds, Inc.
Interstate/Johnson Lane Corporation
J.C. Bradford Co.
Wheat First Securities, Inc.
Legg Mason Wood Walker, Inc.

TRANSFER AGENT
First Charter National Bank

SHAREHOLDERS' MEETING
Cabarrus Country Club Concord, NC April 29, 1997 at 3:00 p.m.

FORM 10-K
Copies of First Charter Corporation's Annual Report to the Securities and Exchange Commission, Form 10-K, may be obtained without charge by writing:

Robert O. Bratton
Chief Financial Officer
First Charter Corporation
PO Box 228
Concord, NC 28026-0228

STOCK INFORMATION AND DIVIDENDS

First Charter Corporation's common stock, $5 par value (the "Common Stock"), is traded on the National Association of Securities Dealers Automated Quotation National Market System ("The NASDAQ National Market") under the symbol "FCTR". The following table sets forth the high and low sales price for the Common Stock for the periods indicated, as reported on the NASDAQ National Market. The table also sets forth per share cash dividend information for the periods indicated. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Capital Resources" contained elsewhere in this report for a description of limitations on the ability of the Corporation to pay dividends.

     As of January 24, 1997, there were 2,207 shareholders of record of the Corporation's Common Stock.






QUARTERLY COMMON STOCK PRICE RANGES AND DIVIDENDS

                                                        1996                                   1995
----------------------------------------------------------------------------------------------------------------
QUARTER                                       HIGH       LOW      DIVIDEND           High       Low     Dividend
----------------------------------------------------------------------------------------------------------------
First                                      $ 21.63  $   19.50    $  .15           $ 15.25    $ 14.50     $ .13
--------------------------------------------------------------------------------------------------------------
Second                                       20.50      17.75       .15             19.25      14.50       .13
--------------------------------------------------------------------------------------------------------------
Third                                        19.25      18.25       .15             21.25      18.50       .13
--------------------------------------------------------------------------------------------------------------
Fourth                                       22.50      18.25       .15             22.50      20.50       .13
--------------------------------------------------------------------------------------------------------------


                   FIRST CHARTER CORPORATION AND SUBSIDIARIES
                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following table sets forth certain selected consolidated financial data concerning First Charter Corporation for the five years ended December 31, 1996. All financial data has been adjusted to reflect the acquisition of Bank of Union in 1995 which was accounted for as a pooling of interests. Additionally, all per share data has been retroactively adjusted to reflect a stock split effected in the form of a 33 1/3% stock dividend declared in the fourth quarter of 1994. This information should be read in conjunction with the Management's Discussion and Analysis of Financial Condition and Results of Operations appearing elsewhere in this report, and is qualified in its entirety by reference to the more detailed consolidated financial statements of the Corporation and notes thereto.


                                                                                     Years ended December 31,
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)            1996        1995         1994          1993       1992
------------------------------------------------------------------------------------------------------------------

INCOME STATEMENT DATA:
     Interest income...............................   $   40,569  $   37,194     $ 29,983     $  26,021  $  25,791
     Interest expense..............................       17,256      15,210       10,548         9,358     10,799
     Net interest income...........................       23,313      21,984       19,435        16,663     14,992
     Provision for loan losses.....................          920       1,465          839           835        942
     Net interest income after provision for
         loan losses...............................       22,393      20,519       18,596        15,828     14,050
     Noninterest income............................        6,271       5,392        4,758         5,007      4,495
     Noninterest expense...........................       16,074      15,688       14,131        13,823     13,218
     Income before income taxes....................       12,590      10,223        9,223         7,012      5,327
     Income taxes..................................        3,737       3,220        2,653         1,828      1,212
     Net income before cumulative effect
         of change in accounting principle.........        8,853       7,003        6,570         5,184      4,115
     Cumulative effect of change in
         accounting principle......................           --          --           --           300         --
     Net income....................................   $    8,853  $    7,003     $  6,570     $   5,484  $   4,115
PER SHARE DATA:
     Net income before cumulative effect of
         accounting change (primary and
         fully diluted)............................   $     1.40  $     1.11     $   1.05     $   0.82   $   0.65
     Net income (primary and fully diluted)........         1.40        1.11         1.05         0.87       0.65
     Cash dividends declared.......................         0.60        0.52         0.41         0.31       0.25
     Period-end book value.........................         9.43        8.57         7.58         7.07       6.34
BALANCE SHEET DATA (AT PERIOD END):
     Securities available for sale.................   $  132,122  $  132,358     $ 37,531     $  34,613  $      --
     Investment securities.........................           --          --       82,115        71,751    101,154
     Loans, net....................................      355,353     327,887      283,531       245,294    227,695
     Allowance for loan losses.....................        5,128       4,856        4,131         3,900      3,958
     Total assets..................................      546,856     509,395      447,099       391,594    371,062
     Deposits......................................      455,215     415,056      372,821       336,270    314,605
     Borrowed funds................................       27,261      35,262       22,441         7,450     13,847
     Total liabilities.............................      487,447     455,971      399,923       347,398    331,016
     Total shareholders' equity....................       59,409      53,424       47,176        44,196     40,046
RATIOS:
     Net income to average shareholders' equity....        15.71%      13.93%       14.34%        13.10%    10.66%
     Net income to average total assets............         1.69        1.50         1.59         1.48       1.19
     Net interest income to average earning assets
         (tax equivalent)..........................         5.13        5.35         5.40         5.20       5.01
     Average loans to average deposits.............        79.62       78.23        75.11        73.92      75.13
     Net loans charged off during period
         to average loans..........................         0.19        0.25         0.23         0.39       0.07



First Charter Corporation
December 19, 1996
Sixth Draft:      1996 Annual Report
                    Letter To Shareholders


Dear Fellow Shareholders:

As the contents of this report will confirm, your Corporation enjoyed another good year in 1996. Our focus was directed toward enhancing the service and value we offer our customers, both now and in the future. For the year ended December 31, 1996, our net income was a record of $8,852,873 ($1.40 per share), up 26.4% over the results we achieved in 1995. The increase in earnings for the year was largely due to a higher level of net interest income as a result of a higher level of interest earning assets as compared to interest bearing liabilities, increases in noninterest income, a decrease in the provision for loan losses as a result of improved asset quality, as well as the absence in 1996 of $1,062,150 of pre-tax merger expenses recorded in 1995 associated with the acquisition of Bank of Union. We attained a return on average assets of 1.69% in 1996 and a return on average equity of 15.71%.

These ratios are consistent with our commitment to be among a select group of the high performance banking companies in the United States. Information obtained from SNL Securities suggests that as of September 30, 1996, First Charter Corporation is the nation's 9th most profitable publicly traded bank holding company with assets over $500 million, based on core returns to average assets.


          . . . FIRST CHARTER CORPORATION IS THE NATION'S 9TH MOST PROFITABLE PUBLICLY TRADED BANK HOLDING COMPANY WITH
          ASSETS OVER $500 MILLION . . .



During 1996, we realized solid growth throughout our balance sheet. Compared to year-end 1995, our total assets were up 7.4% and our total deposits improved by 9.7%. Strong deposit growth and the strength of our local economy enabled us to increase loans outstanding by 8.3%. Total shareholders' equity was $59,409,181 at year-end 1996 which represents a book value per share of $9.43 and an equity to asset ratio of 10.86%.


            WE ARE NOW THE LARGEST COMMUNITY BANKING COMPANY IN THE GREATER CHARLOTTE METROPOLITAN AREA AND ARE TOTALLY COMMITTED TO COMPETING WITH ANYONE AS TO THE QUALITY OF SERVICE DELIVERED IN THE EXPANDED RANGE OF FINANCIAL PRODUCTS PROVIDED.

Initiatives undertaken during 1996 by our two subsidiaries, First Charter National Bank and Bank of Union, should enable us to solidify and increase the deposit market shares we've achieved in all of the markets we serve. We are now the largest community banking company in the Greater Charlotte Metropolitan Area and are totally committed to competing with anyone as to the quality of service delivered in the expanded range of financial products provided.


           THIS COMMITMENT LED US TO THE DECISION TO PURCHASE A
           DATA-BASED MARKETING SYSTEM, AN EVALUATIVE TOOL TO
           HELP IN DETERMINING CUSTOMER PROFITABILITY BY
           HOUSEHOLD.


This commitment led us to the decision to purchase a DATA-BASED MARKETING SYSTEM, an evaluative tool to help in determining customer profitability by household. We can now analyze our retail customers and prospects in a very targeted manner, putting us in a position to sell and cross-sell the specific services best suited to their individual needs. An example of this ability is our recent solicitation that successfully targeted certain customers for home equity-based lines of credit.

During 1996, we expanded significantly the scope of the retail services we provide. The growing fee income that we are realizing from products like residential mortgages and alternative investment services, such as mutual funds and annuities, continues to make a greater contribution to our earnings. Such expansion, always conducted in a manner consistent with our aggressive pursuit of best practices, is an integral component of our strategic planning and demonstrates anew First Charter Corporation's absolute dedication to being YOUR BEST LIFETIME FINANCIAL PARTNER in all of the markets we serve.


               FROM A MARKETING STANDPOINT, YOUR CORPORATION
               UNDERSTANDS THAT THE CUSTOMER DEFINES CONVENIENCE.


From a marketing standpoint, your Corporation understands that the customer defines convenience. To this end, we are focused on providing the ALTERNATIVE DISTRIBUTION CHANNELS that our customers and prospects demand. With this in mind, we upgraded during the fourth quarter First Charter's already successful First Phone(TM) 24-HOUR TELEPHONE BANKING SERVICE which now handles over 30,000 customer inquiries per month. In addition, we have introduced this First Phone service to our Bank of Union customer base and are pleased to report that we've experienced excellent initial response.

Recognizing the importance of technology in today's increasingly competitive marketplace, we have acquired a local area network (LAN) and a wide area network
(WAN) that allow us to run advanced desktop computer software systems. This TECHNOLOGY improves our ability to service loan and deposit customers while gaining operating efficiencies.

As you are undoubtedly aware, First Charter has had a successful, growing AUTOMATIC TELLER MACHINE (ATM) NETWORK in place for a number of years. During 1996, we made the decision to expand this network as a convenience to our Bank of Union customers. Consequently, in December, we initiated 24-hour ATM service at the Indian Trail office. We also have plans to install more ATMs in Union County during 1997. Both subsidiaries are continuing to aggressively market VISA(R) CheckCard, a convenient DEBIT CARD for check-less shopping that doubles as an ATM card.

To be an effective competitor today, we must be continually upgrading the skill levels of our PERSONNEL and also attracting needed talent from outside our organization when our requirements cannot be met internally. In this regard, we have hired two highly-qualified professionals who are now assisting with all aspects of our TRAINING process. As evidenced by our current recruiting efforts, you can quickly discern that your Corporation recognizes that capable sales specialists are the very lifeblood of this organization. We have recently brought on board Employee Benefit and Personal Trust sales representatives; Series 7 investment counselors through First Charter's association with UVEST(R) Investment Services, a registered broker dealer; seasoned commercial and retail lenders; and established mortgage originators.

             WHILE WE ARE FORTUNATE INDEED TO SERVE SO MANY VIBRANT, GROWING MARKETS, WE'RE NOT CONTENT TO LET SUCH GIFTS OF THE MARKETPLACE BE THE PRIMARY BASIS FOR ASSUMING OUR CONTINUED GROWTH IN THE FUTURE.

As you can see, we have made substantial investments during 1996 in technology and personnel. This investment is essential if we are to compete effectively and to deliver an expanding array of more sophisticated products and services through both traditional marketing channels (such as branch offices) and emerging or non-traditional ones (such as phone-based systems, debit cards and ATMs). While we are fortunate indeed to serve so many vibrant, growing markets, we're not content to let such gifts of the marketplace be the primary basis for assuming our continued growth in the future. We choose instead to be vigorously proactive and aggressively pursue every promising opportunity we identify. In this way, our customers will benefit from ENHANCED SERVICE; our employees will enjoy IMPROVED CAREER OPPORTUNITIES; and you, our valued shareholders, should have ENHANCED PROSPECTS FOR AN INCREASING RETURN on your investment with us.

                                   Sincerely,



                                   Lawrence M. Kimbrough
                                   President and
                                   Chief Executive Officer

                            FIRST CHARTER CORPORATION
                               BOARD OF DIRECTORS


WILLIAM R. BLACK, M.D.
ONCOLOGIST

JANE B. BROWN
PRIVATE INVESTOR

GRADY S. CARPENTER
PRESIDENT,
SECURITY OIL COMPANY, INC.

MICHAEL R. COLTRANE
PRESIDENT AND CHIEF EXECUTIVE OFFICER,
CT COMMUNICATIONS, INC.

J. ROY DAVIS, JR.
OWNER AND CHIEF EXECUTIVE OFFICER,
S&D COFFEE, INC.
CHAIRMAN,
FIRST CHARTER CORPORATION

JAMES B. FINCHER
OWNER AND PRESIDENT,
MINERAL SPRINGS MILLING AND FARM SUPPLIES, INC.






H. CLARK GOODWIN
PRESIDENT AND CHIEF EXECUTIVE OFFICER,
BANK OF UNION

FRANK H. HAWFIELD, JR.
OWNER AND PRESIDENT,
FIRESTONE HOME AND AUTO SUPPLY STORE
CHAIRMAN, BANK OF UNION

J. KNOX HILLMAN, JR.
OWNER AND CHIEF EXECUTIVE OFFICER,
SHUFORD INSURANCE AGENCY, INC.

BRANSON C. JONES
INDUSTRY CONSULTANT AND ADVISOR,
OILES AMERICA CORPORATION

LAWRENCE M. KIMBROUGH
PRESIDENT AND
CHIEF EXECUTIVE OFFICER,
FIRST CHARTER CORPORATION





ROBERT F. LOWRANCE
OWNER AND PRESIDENT,
A&A REALTY COMPANY

JERRY E. MCGEE
PRESIDENT,
WINGATE UNIVERSITY

HUGH H. MORRISON
PRESIDENT,
E. L. MORRISON CO., INC.

T. DAVID PROPST
PRESIDENT,
EARL'S TIRE STORE, INC.

ROBERT L. WALL
RETIRED

JAMES B. WIDENHOUSE
PRIVATE INVESTOR



                                   BANK OF UNION
                                BOARD OF DIRECTORS



JOHN A. CROOK, JR.
RETIRED, UTILITY EXECUTIVE

J. EARL CULBRETH
RETIRED, INSURANCE BROKER

J. ROY DAVIS, JR.
OWNER AND CHIEF EXECUTIVE OFFICER,
S&D COFFEE, INC.
CHAIRMAN,
FIRST CHARTER CORPORATION

WILLIAM C. DESKINS, M.D.
PHYSICIAN
MONROE FAMILY MEDICAL CENTER, P.A.

JAMES B. FINCHER
OWNER AND PRESIDENT,
MINERAL SPRINGS MILLING AND FARM SUPPLIES, INC.



H. CLARK GOODWIN
PRESIDENT AND CHIEF EXECUTIVE OFFICER,
BANK OF UNION

LAWRENCE M. KIMBROUGH
PRESIDENT AND
CHIEF EXECUTIVE OFFICER,
FIRST CHARTER CORPORATION AND
FIRST CHARTER NATIONAL BANK

EARL J. HAIGLER
FARMER

FRANK H. HAWFIELD, JR.
OWNER AND PRESIDENT,
FIRESTONE HOME AND AUTO SUPPLY STORE
CHAIRMAN, BANK OF UNION

CALLIE F. KING
RETIRED

JOSEPH L. LITTLE
RETIRED

FRED C. LONG
RETIRED, LONG WIRING CO., INC.
CONSULTANT, LONG WIRING CO., INC.

JERRY E. MCGEE
 PRESIDENT,
WINGATE UNIVERSITY

DAVID C. MCGUIRT
EXECUTIVE VICE PRESIDENT
AND CORPORATE SECRETARY,
BANK OF UNION

LANE D. VICKERY
VICE PRESIDENT,
SCOTT WHOLESALE CO.


                           FIRST CHARTER NATIONAL BANK
                               BOARD OF DIRECTORS




WILLIAM R. BLACK, M.D.
ONCOLOGIST

JANE B. BROWN
PRIVATE INVESTOR

GRADY S. CARPENTER
PRESIDENT,
SECURITY OIL COMPANY, INC.

MICHAEL R. COLTRANE
PRESIDENT AND CHIEF EXECUTIVE OFFICER,
CT COMMUNICATIONS, INC.

J. ROY DAVIS, JR.
OWNER AND CHIEF EXECUTIVE OFFICER,
S&D COFFEE, INC.
CHAIRMAN,
FIRST CHARTER CORPORATION

JAMES B. FINCHER
OWNER AND PRESIDENT,
MINERAL SPRINGS MILLING AND FARM SUPPLIES, INC.






H. CLARK GOODWIN
PRESIDENT AND CHIEF EXECUTIVE OFFICER,
BANK OF UNION

FRANK H. HAWFIELD, JR.
OWNER AND PRESIDENT,
FIRESTONE HOME AND AUTO SUPPLY STORE

J. KNOX HILLMAN, JR.
OWNER AND CHIEF EXECUTIVE OFFICER,
SHUFORD INSURANCE AGENCY, INC.

BRANSON C. JONES
INDUSTRY CONSULTANT AND ADVISOR,
OILES AMERICA CORPORATION

LAWRENCE M. KIMBROUGH
PRESIDENT AND
CHIEF EXECUTIVE OFFICER,
FIRST CHARTER NATIONAL BANK









ROBERT F. LOWRANCE
OWNER AND PRESIDENT,
A&A REALTY COMPANY

JERRY E. MCGEE
PRESIDENT,
WINGATE UNIVERSITY

ELLEN LINN MESSINGER
PRIVATE INVESTOR

HUGH H. MORRISON
PRESIDENT,
E. L. MORRISON CO., INC.

T. DAVID PROPST
PRESIDENT,
EARL'S TIRE STORE, INC.

ROBERT L. WALL
RETIRED

JAMES B. WIDENHOUSE
PRIVATE INVESTOR

                          INDEPENDENT AUDITORS' REPORT





The Board of Directors
First Charter Corporation

We have audited the accompanying consolidated balance sheets of First Charter Corporation and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1996. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Charter Corporation and subsidiaries at December 31, 1996 and 1995, and the results of their operations and cash flows for each of the years in the three-year period ended December 31, 1996, in conformity with generally accepted accounting principles.


                                                 KPMG Peat Marwick LLP

Charlotte, North Carolina
January 13, 1997

                   FIRST CHARTER CORPORATION AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS

                                                                                   December 31,
                                                                             1996                   1995

ASSETS
Cash and due from banks......................................   $      31,299,721       $     25,446,543
Interest bearing bank deposits...............................          10,850,344              8,195,529
Securities available for sale:
     U.S. Government obligations.............................          28,098,728             23,363,185
     U.S. Government agency obligations......................          11,582,729             26,523,683
     Mortgage-backed securities..............................          14,513,517             18,289,995
     State and municipal obligations, nontaxable.............          72,050,072             59,052,874
     Other...................................................           5,876,457              5,128,031
         Total securities available for sale.................         132,121,503            132,357,768
Loans........................................................         360,673,182            333,038,730
     Less: Unearned income...................................            (192,656)              (295,701)
           Allowance for loan losses.........................          (5,127,980)            (4,855,540)
     Loans, net..............................................         355,352,546            327,887,489
Premises and equipment, net..................................          11,384,644              9,833,489
Other assets.................................................           5,847,423              5,674,487
         Total assets........................................   $     546,856,181       $    509,395,305


LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits, domestic:
     Noninterest bearing demand..............................   $      85,863,334       $     72,285,910
     Interest bearing:
         NOW accounts........................................          76,644,227             66,813,791
         Time................................................         253,752,894            248,018,686
         Certificates of deposit greater than $100,000.......          38,954,066             27,937,844
              Total deposits.................................         455,214,521            415,056,231
Other borrowings.............................................          27,261,454             35,262,202
Other liabilities............................................           4,971,025              5,652,799
         Total liabilities...................................         487,447,000            455,971,232


SHAREHOLDERS' EQUITY:
Common stock - $5 par value; authorized,
     10,000,000 shares; issued and outstanding,
     6,301,213 shares in 1996 and 6,236,014
     shares in 1995..........................................          31,506,065             31,180,070
Additional paid in capital...................................             578,240                     --
Unrealized gains on securities available for sale, net.......           1,669,678              1,666,036
Retained earnings............................................          25,655,198             20,577,967
         Total shareholders' equity..........................          59,409,181             53,424,073
         Total liabilities and shareholders' equity..........   $     546,856,181       $    509,395,305


See accompanying notes to consolidated financial statements.

                   FIRST CHARTER CORPORATION AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF INCOME


                                                                           Years Ended December 31,
                                                                       1996              1995              1994

Interest income:
     Interest and fees on loans...........................    $  32,477,637     $  29,355,702     $  22,940,715
     Federal funds sold...................................          171,254           325,839           219,253
     Interest bearing bank deposits.......................          458,434           587,833           131,587
     Securities available for sale........................        7,461,599         2,752,841         2,389,480
     Investment securities:
         Taxable..........................................               --         1,962,846         1,762,106
         Non-taxable......................................               --         2,209,227         2,539,854
              Total interest income.......................       40,568,924        37,194,288        29,982,995
Interest expense:
     Deposits ............................................       15,901,974        14,085,132         9,882,348
     Federal funds purchased and securities
         sold under agreements to repurchase..............          968,820           700,101           293,603
Federal Home Loan Bank borrowings.........................          385,085           424,681           372,105
              Total interest expense......................       17,255,879        15,209,914        10,548,056
     Net interest income..................................       23,313,045        21,984,374        19,434,939
Provision for loan losses.................................          920,000         1,465,000           839,000
     Net interest income after provision for loan losses..       22,393,045        20,519,374        18,595,939
Noninterest income:
     Trust income.........................................        1,489,829         1,555,911         1,382,159
     Service charges on deposit accounts..................        2,713,525         2,418,746         2,370,889
     Insurance and other commissions......................          158,050           209,721           220,167
     Securities available for sale transactions, net......          243,417             4,298             3,690
     Investment securities transactions, net..............               --            (7,394)           38,761
     Other................................................        1,665,936         1,210,468           742,784
         Total noninterest income.........................        6,270,757         5,391,750         4,758,450
Noninterest expense:
     Salaries and fringe benefits.........................        8,956,903         7,982,760         7,432,971
     Occupancy and equipment..............................        2,467,472         2,012,837         1,884,713
     Other ...............................................        4,649,554         5,692,965         4,813,631
         Total noninterest expense........................       16,073,929        15,688,562        14,131,315
         Income before income taxes.......................       12,589,873        10,222,562         9,223,074
Income taxes  ............................................        3,737,000         3,219,500         2,653,400
         Net income.......................................    $   8,852,873     $   7,003,062     $   6,569,674
PRIMARY INCOME PER SHARE DATA:
         Net income.......................................    $        1.40     $        1.11     $        1.05
         Average common and common
              equivalent shares...........................        6,327,242         6,283,925         6,280,718
INCOME PER SHARE DATA ASSUMING FULL DILUTION:
         Net income.......................................    $        1.40     $        1.11     $        1.05
         Average common and common
              equivalent shares...........................        6,334,781         6,295,972         6,281,018

See accompanying notes to consolidated financial statements.

                   First Charter Corporation and Subsidiaries
                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                                                          Unrealized
                                                                                                      Gains (Losses)
                                                                    Additional                        on Securities
                                                        Common         Paid-in        Retained        Available for
                                                         Stock         Capital        Earnings             Sale, Net   Total

     Balance December 31, 1993.................  $25,122,365   $   5,144,551  $   13,218,280    $     710,346   $   44,195,542
         Net income for 1994...................           --              --       6,569,674               --        6,569,674
     Cash dividends of $.41 per share..........           --              --      (1,892,627)              --       (1,892,627)
     Purchase and retirement of common
         stock (80,857 shares).................     (404,283)       (741,380)        (68,773)              --       (1,214,436)
     Stock options exercised and Divided.......
         Reinvestment Plan stock issued
         (46,000 shares).......................      229,999         212,184              --               --          442,183
     Stock split effected in the form of a
         33 1/3% stock dividend..............      5,798,151      (4,953,762)       (844,389)              --               --
     Pre-merger transactions of pooled bank....      392,333         338,407        (728,116)              --            2,624
     Unrealized loss on securities
         available for sale, net of
         deferred income taxes.................           --              --              --         (926,932)        (926,932)

     Balance December 31, 1994.................   31,138,565              --      16,254,049         (216,586)      47,176,028
     Net income for 1995.......................           --              --       7,003,062               --        7,003,062
     Cash dividends of $.52 per share..........           --              --      (2,618,026)              --       (2,618,026)
     Purchase and retirement of
         common stock (40,781 shares)..........     (203,904)       (363,438)        (61,118)              --         (628,460)
     Stock options exercised and Dividend
         Reinvestment Plan stock issued
         (43,614 shares).......................      218,070         359,234              --               --          577,304
     Pre-merger transactions of pooled bank....       27,339           4,204              --               --           31,543
     Unrealized gain on securities
         available for sale, net of
         deferred income taxes.................           --              --              --        1,882,622        1,882,622

     Balance December 31, 1995.................   31,180,070              --      20,577,967        1,666,036       53,424,073
     Net income for 1996.......................           --              --       8,852,873               --        8,852,873
     Cash dividends of $.60 per share..........           --              --      (3,775,441)              --       (3,775,441)
     Purchase and retirement of
         common stock (22,858 shares)..........     (114,290)       (371,737)             --               --         (486,027)
     Stock options exercised and Dividend
         Reinvestment Plan stock issued
         (88,057 shares).......................      440,285         949,977            (201)              --        1,390,061
     Unrealized gain on securities
         available for sale, net of
         deferred income taxes.................           --              --              --            3,642            3,642
     Balance December 31, 1996.................  $31,506,065   $     578,240  $   25,655,198    $   1,669,678   $   59,409,181

          See accompanying notes to consolidated financial statements.

                   FIRST CHARTER CORPORATION AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                     Years Ended December 31,
                                                                            1996                 1995                  1994
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income.................................................    $    8,852,873    $       7,003,062     $       6,569,674
   Adjustments to reconcile net income to net
     cash provided by operating activities:
       Provision for loan losses..............................           920,000            1,465,000               839,000
       Depreciation...........................................         1,237,295              921,278               803,926
       Premium amortization and discount accretion, net.......            46,113             (224,590)              (26,662)
       Net gain on investment securities transactions.........                --               (4,298)              (38,761)
       Net loss (gain) on securities available for sale transactions   (243,417)                7,394                (3,690)
       Net loss (gain) on sale of premises and equipment......             3,685              116,692                (7,858)
       Origination of mortgage loans held for sale............       (11,011,001)         (22,959,719)          (12,123,159)
       Proceeds from sale of mortgage loans available for sale        10,945,552           22,804,790            13,238,920
       Decrease (increase) in other assets....................           675,900              733,623              (445,620)
       Increase (decrease) in other liabilities...............          (621,194)             955,625               962,187
           Net cash provided by operating activities..........        10,805,806           10,818,857             9,767,957
CASH FLOWS FROM INVESTING ACTIVITIES:
   Proceeds from sales of investment securities...............                --            1,725,292             3,010,938
   Proceeds from sales of securities available for sale.......         6,091,444           14,930,426             5,598,210
   Proceeds from maturities and issuer calls of
       investment securities, net.............................                --           34,397,767            35,453,460
   Proceeds from maturities of securities available for sale..        32,343,620           16,695,590             5,457,603
   Purchase of investment securities..........................                --          (35,594,564)          (48,525,128)
   Purchase of securities available for sale..................       (37,957,385)         (41,627,902)          (15,388,313)
   Net increase in loans......................................       (28,750,536)         (45,678,491)          (40,220,927)
   Proceeds from sales of premises and equipment..............           144,371               30,424                16,463
   Purchase of premises and equipment.........................        (3,394,882)          (2,009,921)           (1,383,191)
       Net cash used by investing activities..................       (31,523,368)         (57,131,379)          (55,980,885)
CASH FLOWS FROM FINANCING ACTIVITIES:
   Net increase in demand, NOW,
       money market, and savings accounts.....................        24,420,567           23,966,500            32,605,664
   Net increase in certificates of deposit....................        15,737,723           18,269,351             3,945,204
   Net increase (decrease) in securities sold under repurchase
       agreements and other borrowings........................        (8,000,748)          12,820,874            14,990,998
   Net increase (decrease) in advances for taxes and insurance           (60,580)              35,422                22,121
   Purchase of common stock...................................          (486,027)            (626,416)           (1,214,436)
   Proceeds from issuance of common stock.....................         1,390,061              575,260               442,183
   Pre-merger transactions of pooled bank.....................                --               31,543                 2,624
   Dividends paid.............................................        (3,775,441)          (2,618,026)           (1,892,627)
       Net cash provided by financing activities..............        29,225,555           52,454,508            48,901,731
       Net increase in cash and cash equivalents..............         8,507,993            6,141,986             2,688,803
       Cash and cash equivalents at beginning of period.......        33,642,072           27,500,086            24,811,283
       Cash and cash equivalents at end of period.............    $   42,150,065    $      33,642,072     $      27,500,086
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
   Cash paid during the year for:
       Interest...............................................    $   17,032,108    $      15,012,643     $      10,444,613
       Income taxes...........................................    $    3,649,605    $       3,827,600     $       2,480,299
SUPPLEMENTAL DISCLOSURE OF NON-CASH TRANSACTIONS:
   Transfers of loans, premises and equipment
       to other real estate owned.............................    $      889,304    $          11,531     $          77,902
   Investment securities transferred to available for sale....    $           --    $      82,034,110     $              --
   Unrealized gain (loss) in value of securities available
       for sale (net of tax
       effect of $40,468, $1,134,740, and ($561,865),
       for 1996, 1995, and 1994, respectively)................    $        3,642    $       1,882,622     $        (926,932)
   Issuance of stock dividends................................    $           --    $              --     $       5,798,151

See accompanying notes to consolidated financial statements.

                   FIRST CHARTER CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1996, 1995, AND 1994

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The following is a description of the more significant accounting and reporting policies which First Charter Corporation (the "Corporation") and its subsidiaries, First Charter National Bank ("First Charter ") and Bank of Union ("Union") (collectively referred to as the "Banks") follow in preparing and presenting their consolidated financial statements. In consolidation, all significant intercompany accounts and transactions have been eliminated. All financial data prior to 1995 has been adjusted to reflect a merger with Bank of Union in 1995 that was accounted for as a pooling of interests (Note 2).

     (A) SECURITIES - In May 1993, the Financial Accounting Standards Board
(FASB) issued Statement of Financial Accounting Standards (Standard) No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Standard No. 115 addresses the accounting and reporting for investments in equity securities that have readily determinable fair values and all investments in debt securities. At the time of purchase, the classification of the securities is determined. Securities are classified into three categories as follows:

  - investment securities - reported at amortized cost,

  - trading securities - reported at fair value with unrealized gains and losses included in earnings, or

  - securities available for sale - reported at fair value with unrealized gains and losses reported as a separate component of shareholders' equity (net of tax effect).

     In November 1995, the FASB issued an implementation guide for Standard No.
115. This guide permitted a one-time opportunity for companies to reconsider their ability and intent to hold securities accounted for under Standard No. 115 as investment securities and allowed entities to transfer securities from the held to maturity category without tainting their remaining held to maturity securities. The FASB emphasized that this would be a one-time event and that any transfers from the held to maturity category to the available for sale category under this provision must have been made by December 31, 1995. Pursuant to this authorization, the Corporation reclassified all held to maturity securities into available for sale securities.

     Gains and losses on sales of securities are recognized when realized on a specific identification basis. Premiums and discounts are amortized into interest income using a level yield method.

     (B) LOANS - Loans are carried at their principal amount outstanding. Interest income is recorded as earned on an accrual basis. The determination to discontinue the accrual of interest is based on a review of each loan. Generally, interest is discontinued on loans 90 days past due as to principal or interest unless in management's opinion collection of both principal and interest is assured by way of collateralization, guarantees or other security and the loan is in the process of collection. Loans are returned to accrual status when management determines, based on an evaluation of the underlying collateral together with the borrower's payment record and financial condition, that the borrower has the ability and intent to meet the contractual obligations of the loan agreement.

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

     A loan is also considered impaired if its terms are modified in a troubled debt restructuring after January 1, 1995. For these accruing impaired loans, cash receipts are typically applied to principal and interest receivable in accordance with the terms of the restructured loan agreement. Interest income is recognized on these loans using the accrual method of accounting. Disclosures are set forth in Note 6.

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

     (E) INCOME TAXES - In February 1992, the FASB issued Standard No. 109, "Accounting for Income Taxes", which superseded Standard No. 96. Under the asset and liability method of Standard No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Standard No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

     Effective January 1, 1993, the Corporation adopted Standard No. 109 and has reported the cumulative effect of that change in the method of accounting for income taxes in the 1993 consolidated statement of income.

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

     (I) FAIR VALUE OF FINANCIAL INSTRUMENTS - Standard No. 107, "Disclosures About Fair Value of Financial Instruments" was issued by the FASB in December 1991. Standard No. 107 requires disclosures about the fair value of all financial instruments. Fair value estimates, methods, and assumptions are set forth in Note 16.

     (J) STOCK-BASED COMPENSATION - Standard No. 123, "Accounting for Stock-Based Compensation" was issued by the FASB in October 1995. Standard No. 123 requires that the fair value of employee stock-based compensation plans be recorded as a component of compensation expense in the statement of income as of the date of grant of awards related to such plans or that the impact of such fair value on net income and earnings per share be disclosed on a pro forma basis in a footnote to the financial statements for awards granted after December 15, 1994, if the accounting for such awards continues to be in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25). The Corporation adopted Standard No. 123 on January 1, 1996 and has elected to continue accounting for stock-based compensation under the provisions of APB 25. The pro forma impact on net income and earnings per share is disclosed in Note 14.

(2) MERGER

     On September 13, 1995, the Corporation entered into an Agreement and Plan of Merger (the "Merger Agreement") with Union, pursuant to which a newly formed subsidiary of the Corporation merged with Union and Union became a wholly owned subsidiary of the Corporation (the "Merger"). On December 21, 1995, the Merger was completed and accounted for as a pooling of interests. Accordingly, all financial statements prior to 1995 have been restated to combine the accounts of Union with those of the Corporation.

     As of December 21, 1995, there were 2,192,279 shares of Union common stock outstanding. Of that amount, the Corporation owned 69,361 shares directly for its own account. Each share of Union common stock, other than those shares owned by the Corporation, was converted into 0.75 shares of the Corporation common stock.

     Union is a state-chartered commercial bank organized under the laws of North Carolina in 1985. Union provides general banking services through a network of five branch offices located in Union and Mecklenburg Counties, North Carolina. Through its subsidiary, BOU Financial, Inc. ("BOU Financial"), Union also offers discount brokerage services, insurance and annuity sales and financial planning services. In the fourth quarter of 1995, the Corporation recognized $1,062,150 of costs associated with the Merger. These costs included legal, accounting, investment banking, regulatory filings, proxy printing and solicitation expenses.

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

     Reclassifications of certain amounts in the 1995 and 1994 consolidated financial statements have been made to conform with the financial statement presentation for 1996. Such reclassifications had no effect on the net income or shareholders' equity as previously reported.

(4)  SECURITIES AVAILABLE FOR SALE

     Securities available for sale at December 31, 1996 and 1995 are summarized as follows:

                                                                               GROSS         GROSS
                                                          AMORTIZED       UNREALIZED    UNREALIZED          CARRYING
                                                               COST            GAINS        LOSSES             VALUE
           1996
U.S. Government obligations......................    $   27,763,740     $    374,333   $    39,345   $    28,098,728
U.S. Government agency obligations...............        11,577,514           31,311        26,096        11,582,729
Mortgage-backed securities.......................        14,524,574          151,400       162,457        14,513,517
State, county and municipal obligations..........        71,172,313        1,479,677       601,918        72,050,072
Equity securities................................         4,346,185        1,541,647        11,375         5,876,457
     Total ......................................    $  129,384,326     $  3,578,368   $   841,191   $   132,121,503

           1995
U.S. Government obligations......................    $   22,692,044     $    678,109   $     6,968   $    23,363,185
U.S. Government agency obligations...............        26,389,985          155,533        21,835        26,523,683
Mortgage-backed securities.......................        18,264,268          156,156       130,429        18,289,995
State, county and municipal obligations..........        57,955,994        1,665,984       569,104        59,052,874
Equity securities................................         4,362,413          765,618            --         5,128,031
     Total ......................................    $  129,664,704     $  3,421,400   $   728,336   $   132,357,768


     Securities with an aggregate carrying value of $54,041,012 at December 31, 1996 were pledged to secure public deposits, securities sold under agreements to repurchase and Federal Home Loan Bank borrowings. Proceeds from the sale of securities available for sale were $6,091,444 in 1996, $14,930,426 in 1995, and $5,598,210 in 1994. Gross gains of $265,292 and gross losses of $21,875 were realized in 1996. Gross gains of $71,424 and gross losses of $67,126 were realized in 1995. Gross gains of $75,767 and gross losses of $72,077 were realized in 1994. At December 31, 1996, the Corporation owned stock in the Federal Home Loan Bank of Atlanta with book and market values of $1,519,000, which is included in equity securities and classified as available for sale.

(5) INVESTMENT SECURITIES

     During December 1995, the entire portfolio of investment securities, with an amortized cost of $82,034,110 and unrealized gains of $1,510,027, was transferred to securities available for sale.

     Proceeds from the sale of investment securities were $1,725,292 in 1995 and $3,010,938 in 1994. In 1995, mortgage-backed securities were sold, all of which had paydowns of more than 85% of the original purchase amount. During 1994, two U.S. Treasury notes were sold, both of which were sold with less than 90 days to maturity. Gross gains of $18,418 and gross losses of $25,812 were realized in 1995. Gross gains of $38,761 and no gross losses were realized in 1994.

(6)  LOANS

         Loans at December 31, 1996 and 1995 are as follows:

                                                                                      1996                1995

Commercial, financial and agricultural...................................  $    52,339,623     $    54,318,617
Real estate - construction...............................................       41,159,794          33,736,823
Real estate - commercial.................................................      114,971,261         112,565,538
Real estate - residential................................................      113,915,511          96,716,000
Installment..............................................................       38,286,993          35,701,752
     Total...............................................................  $   360,673,182     $   333,038,730

Nonaccrual loans included above..........................................  $     1,338,060     $     2,287,210
Restructured loans included above........................................               --             300,000
Other real estate........................................................          758,977              61,250
Loans 90 days or more past due and still
     accruing included above.............................................          623,967             242,001
     Total...............................................................  $     2,721,004     $     2,890,461


     It is the Corporation's policy to review each prospective credit in order to determine acceptable repayment terms, levels of collateral required, if any, and any such other conditions as may be appropriate to secure the credit prior to commitment. The type of collateral ranges from highly liquid assets, such as cash on deposits, to unimproved real estate.

     Interest income that would have been recorded on nonaccrual loans and restructured loans for the years ended December 31, 1996, 1995, and 1994, had they performed in accordance with their original terms, amounted to approximately $163,000, $307,000, and $298,000, respectively. Interest income on all such loans included in the results of operations for 1996, 1995, and 1994 amounted to approximately $42,000, $82,000, and $143,000, respectively.

     In accordance with Standards No. 114 and No. 118, the recorded investment in impaired loans was $1,623,924 (of which $1,292,029 was on nonaccrual) and $2,803,430 (of which $2,127,037 was on nonaccrual) for 1996 and 1995, respectively. The related allowance for loan losses on these loans was $669,248 and $1,203,959 for 1996 and 1995, respectively. The recorded investment of all impaired loans for both years had related allowances for loan losses. The average recorded investment in impaired loans for 1996 was $1,924,719, and the income recognized during 1996 was $181,905, of which $75,562 was recognized using the cash method of income recognition. The average recorded investment in impaired loans for 1995 was $3,069,224, and the income recognized during 1995 was $101,746, of which $62,294 was recognized using the cash method of income recognition.

     Other real estate increased to $758,977 at December 31, 1996 from $61,250 at December 31, 1995. Included in other real estate is the reclassification of property totaling $434,500 that was originally purchased for the construction of a branch location. Management has decided not to construct a branch on this property and thus, the carrying value of this property was reclassified from premises and equipment to other real estate.

     At December 31, 1996 and 1995, the Corporation was not committed to lend any additional funds to any borrower whose loans are classified as nonaccrual or impaired.

     The following is a reconciliation of loans outstanding to executive officers, directors and their associates for the year ended December 31, 1996:

Balance at December 31, 1995.................................................................    $     8,258,960
New loans....................................................................................          8,604,149
Principal repayments.........................................................................         (7,398,846)
Balance at December 31, 1996.................................................................    $     9,464,263

     In the opinion of management, these loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other borrowers. Such loans, in the opinion of management, do not involve more than the normal risks of collectibility.

(7) ALLOWANCE FOR LOAN LOSSES

     The following is a summary of the changes in the allowance for loan losses for each of the years in the three-year period ended December 31, 1996:

                                                                         1996                1995             1994

Beginning balance.............................................   $  4,855,540      $    4,130,778  $     3,900,303
Add:
Provision charged to operations...............................        920,000           1,465,000          839,000
                                                                    5,775,540           5,595,778        4,739,303
Less:
Loan charge-offs..............................................        991,343             941,306          891,314
   Less loan recoveries.......................................        343,783             201,068          282,789
     Net loan charge-offs.....................................        647,560             740,238          608,525
Ending balance................................................   $  5,127,980      $    4,855,540  $     4,130,778

(8)  PREMISES AND EQUIPMENT

     Premises and equipment at December 31, 1996 and 1995 are summarized as follows:

                                                                                             1996             1995

Land............................................................................  $     3,707,109  $     4,190,485
Buildings.......................................................................        6,532,205        6,193,045
Furniture and equipment.........................................................        9,481,329        7,247,744
Leasehold improvements..........................................................          671,162          555,440
                                                                                       20,391,805       18,186,714

Less accumulated depreciation and amortization..................................        9,007,161        8,353,225
Premises and equipment, net.....................................................  $    11,384,644  $     9,833,489


(9)  DEPOSITS

     The aggregate amount of certificates of deposit with denominations greater than $100,000 was $38,954,066 and $27,937,844 at December 31, 1996 and 1995,
respectively, and the related interest expense was approximately $2,330,000 and $1,723,000 in 1996 and 1995, respectively.

     At December 31, 1996, the scheduled maturities of all time deposits, including certificates of deposit greater than $100,000, are as follows:

        1997..............................     $    275,319,714
        1998..............................           15,724,893
        1999..............................            1,417,005
        2000..............................              100,816
        2001 and after....................              144,532
                                               $    292,706,960


(10) OTHER BORROWINGS

     The following is a schedule of securities sold under repurchase agreements, federal funds purchased and Federal Home Loan Bank ("FHLB") borrowings:

                                                                 INTEREST                                       MAXIMUM
                                                 BALANCE             RATE                    AVERAGE        OUTSTANDING
                                                   AS OF            AS OF         AVERAGE   INTEREST             AT ANY
                                             DECEMBER 31      DECEMBER 31         BALANCE       RATE          MONTH-END
            1996
Federal funds purchased and securities
     sold under agreements
     to repurchase .................      $   21,094,082            4.85%   $ 20,114,045       4.81%     $   22,056,756
FHLB borrowings.....................           6,167,372            5.74%       6,549,955      5.88%          7,971,429
     Total..........................      $   27,261,454                    $  26,664,000                $   30,028,185

          1995
Federal funds purchased and securities
     sold under agreements
     to repurchase .................      $   27,747,916            5.40%   $  13,794,158      5.08%     $   29,892,869
FHLB borrowings.....................           7,514,286            5.51%       7,735,714      5.47%          8,757,143
     Total..........................      $   35,262,202                    $  21,529,872                $   38,650,012

     At December 31, 1996, the Banks had three available lines of credit with FHLB totaling $66.5 million with $6,167,372 outstanding. The outstanding amounts consist of $3,000,000 maturing in 1997, $468,750 maturing in 1999, $1,428,622 maturing in 2001, $700,000 maturing in 2003, and $570,000 maturing in 2011. In addition, the Banks are required to pledge collateral to secure the advances as described in the line of credit agreements. The collateral consists of FHLB stock and qualifying 1-4 family residential mortgage loans.

     Federal funds purchased represent unsecured overnight borrowings from other financial institutions by the Banks. Securities sold under agreement to repurchase represent short-term borrowings by the Banks with maturities ranging from 1 to 89 days collateralized by securities of the United States government or its agencies.

(11) OTHER NONINTEREST EXPENSE

     Components of other noninterest expense in excess of one percent of the aggregate amount of total interest income and total noninterest income are as follows:

                                                                         1996              1995             1994


Advertising.............................................      $       492,437   $       429,867  $       486,496
Professional services...................................              866,457           861,081          866,775
FDIC insurance..........................................                4,000           422,305          754,081
Stationery and supplies.................................              703,470           560,329          470,974
Merger and reorganization...............................                   --         1,062,150               --
All other items.........................................            2,583,190         2,357,233        2,235,305
     Total..............................................      $     4,649,554   $     5,692,965  $     4,813,631


(12) INCOME TAX

     Income tax expense (benefit) consists of the following:

                                                                      Current          Deferred            Total

YEAR ENDED DECEMBER 31, 1996
FEDERAL.................................................      $     3,027,000   $       161,000  $     3,188,000
STATE...................................................              501,000            48,000          549,000
     TOTAL..............................................      $     3,528,000   $       209,000  $     3,737,000

Year ended December 31, 1995
Federal.................................................      $     3,199,164   $      (360,706) $     2,838,458
State...................................................              477,000           (95,958)         381,042
     Total..............................................      $     3,676,164   $      (456,664) $     3,219,500


Year ended December 31, 1994
Federal.................................................      $     2,177,005   $        94,326  $     2,271,331
State...................................................              356,000            26,069          382,069
     Total..............................................      $     2,533,005   $       120,395  $     2,653,400

     Income tax expense was $3,737,000, $3,219,500 and $2,653,400 for the years ended December 31, 1996, 1995 and 1994, respectively, and differed from the amounts computed by applying the U.S. federal income tax rate of 34% to pretax income as a result of the following:

                                                          1996                       1995                      1994
                                                                 % OF                      % of                     % of
                                                               PRETAX                    Pretax                   Pretax
                                                    AMOUNT     INCOME         Amount     Income         Amount    Income

Income before income taxes..............  $   12,589,873               $   10,222,562             $   9,223,074
Tax at federal income tax rate..........       4,280,600       34.0%        3,475,671      34.0%      3,135,845     34.0%
Reasons for differences:
     Tax exempt income..................      (1,057,310)      (8.4)         (782,174)     (7.7)       (815,703)    (8.8)
     Nondeductible merger expense.......                                      321,011       3.1              --     --
     State income tax, net of
         federal benefit................         362,340        2.9           251,488       2.5         252,166      2.7
     Change in deferred tax assets
         valuation allowance............              --       --             (32,659)     (0.3)             --     --
     Other..............................         151,370        1.2           (13,837)     (0.1)         81,092      0.9
         Total..........................  $    3,737,000       29.7%   $    3,219,500      31.5%  $   2,653,400     28.8%


     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1996 and 1995 are presented below.

                                                                                             1996                1995
                                                                                             ----                ----
Deferred Tax Assets:
     Provision for loan losses..................................................   $    1,346,500       $   1,531,000
     Accrued expenses deductible when paid for tax purposes.....................          130,570             133,000
     Other......................................................................           62,460              21,000
         Total gross deferred tax assets........................................        1,539,530           1,685,000
Less valuation allowance........................................................               --                  --
Deferred tax asset, net of valuation allowance..................................        1,539,530           1,685,000
Deferred Tax Liabilities:
     Unrealized gain on securities available for sale...........................         (470,700)           (728,440)
     Deferred loan fees.........................................................         (139,400)           (175,000)
Fixed assets primarily due to difference in depreciation........................         (107,400)            (38,000)
Other ..........................................................................         (102,730)            (73,000)
         Total gross deferred tax liability.....................................         (820,230)         (1,014,440)
         Net deferred tax asset.................................................   $      719,300       $     670,560

     A portion of the current year change in the net deferred tax asset relates to unrealized gains and losses on securities available for sale. The related current period deferred tax benefit of $257,740 has been recorded directly to shareholders' equity. The balance of the change in the net deferred tax asset results from the current period deferred tax expense of $209,000.

     The valuation allowance for deferred tax assets as of January 1, 1995 was $32,659. There was no change in the total valuation allowance during 1996, while there was a decrease of $32,659 in 1995. It is management's belief that realization of the deferred tax asset is more likely than not.

     Tax returns for 1993 and subsequent years are subject to examination by taxing authorities.

(13) RETIREMENT PLAN CONTRIBUTIONS

     The Corporation has a qualified Retirement Savings Plan (401(k) Plan) for all eligible employees of First Charter and Union. Pursuant to the Savings Plan, an eligible employee may elect to defer between 1% and 10% of compensation. In addition, the Corporation contributes annually to each participant's account, out of net profits of the Corporation, 3% of the participant's base compensation plus a portion of a discretionary matching amount as determined by the Board of Directors from time to time, allocated to participants' accounts in proportion to their elective deferrals up to 6% for such year. The Corporation's aggregate contribution was $559,566, $408,421 and $394,253 for 1996, 1995 and 1994,
respectively.

(14) COMMON STOCK

     On October 10, 1994, the Board of Directors of the Corporation declared a stock split effected in the form of a 33 1/3% common stock dividend payable on December 16, 1994 to shareholders of record on November 18, 1994. All per share data in the consolidated financial statements has been retroactively adjusted for the stock dividend.

     The Corporation maintains the Dividend Reinvestment and Stock Purchase Plan (the "DRIP"), pursuant to which 200,000 shares (as adjusted to reflect the stock dividends) of common stock of the Corporation have been reserved for issuance. Shareholders may elect to participate in the DRIP and have dividends on shares of common stock reinvested and may make optional cash payments of up to $2,500 per calendar quarter to be invested in common stock of the Corporation. Pursuant to the terms of the DRIP, upon reinvestment of the dividends and optional cash payments, either the Corporation can issue new shares valued at the then current market value of the common stock or the administrator of the DRIP can purchase shares of common stock in the open market. During 1996, the Corporation issued 54,660 shares and the administrator of the DRIP purchased 20,306 shares on the open market.

     Under the terms of the First Charter Corporation Comprehensive Stock Option Plan (the "Comprehensive Plan"), stock options (which can be incentive stock options or non-qualified stock options) may be periodically granted to key employees of the Corporation or its subsidiaries. Depending on the type of options granted, their terms may be for up to ten years and shall generally vest and be exercisable in five equal annual, cumulative installments beginning not earlier than six months from the date of grant. In no event shall the exercise price for each option granted be less than the fair value of the common stock as of the date of grant. A maximum of 400,000 shares (as adjusted to reflect the stock dividends) are reserved for issuance under the Comprehensive Plan.

     In April 1995, the shareholders approved the First Charter Corporation Restricted Stock Award Program (the "Restricted Stock Plan"). Awards of restricted stock may be made under the Restricted Stock Plan at the discretion of the Compensation Committee of the Board of Directors of the Corporation, which shall determine the key participants, the number of shares awarded to participants, and the vesting terms and conditions applicable to such awards. A maximum of 300,000 shares of common stock (as adjusted to reflect stock dividends) are reserved for issuance under the Restricted Stock Plan. There have been no shares granted to date under this plan.

     Periodically, the Corporation adopts an Employee Stock Purchase Plan (the "ESPP"), pursuant to which stock options are granted to employees, based on their eligibility and compensation, at a price not less than 90% of the fair market value of the shares at the date of grant. The option and vesting period is generally for a term of two years. A maximum of 150,000 shares are reserved for issuance under the 1996 ESPP.

As described above, the Corporation has three stock-based compensation plans at December 31, 1996. The Corporation adopted Standard No. 123, "Accounting for Stock-Based Compensation" on January 1, 1996, and elected to continue to measure compensation cost relative to these plans using APB No. 25 (APB 25). The disclosure of the pro forma net income and earnings per share as if the fair value based accounting method of Standard No. 123 had been used to account for stock-based compensation is required only for awards granted after December 31, 1994, and is provided below. The effect on pro forma net income for 1995 and 1996 of options granted prior to 1995 has not been determined. Consequently, the effects of applying Standard No. 123 pro forma disclosures during the initial phase-in period may not be representative of the effects on reported net income in future years.

     The following table presents the pro forma effect on net income and earnings per share of applying the fair value provisions of Standard No. 123 discussed above:


                                                                              Year Ended December 31,
                                                                                  1996           1995

     Net income:
         As reported..................................................  $    8,852,873       $       7,003,062
         Pro forma....................................................  $    8,682,050       $       6,807,462
     Earnings per share, primary and fully diluted:
         As reported..................................................  $         1.40       $            1.11
         Pro forma....................................................  $         1.37       $            1.08



     The fair value of each option granted during 1996 and 1995 was estimated using the Black-Scholes option-pricing model with the following weighted average assumptions:


                                                                              Year Ended December 31,
         1996 Employee Stock Purchase Plan                                        1996                    1995
         ---------------------------------

         Dividend yield.......................................                    2.9%                      --
         Risk free interest rates.............................                   5.11%                      --
         Expected lives.......................................                 2 years                      --
         Volatility...........................................                     25%                      --


         Comprehensive Stock Option Plan

         Dividend Yield.......................................                    2.9%                    2.9%
         Risk free interest rates.............................                   6.14%         5.45% and 7.10%
         Expected lives.......................................                 6 years                 6 years
         Volatility...........................................                     21%                     32%


     The following is a summary of activity under the Comprehensive Plan and the 1996, 1993 and 1991 ESPP. All options outstanding have been adjusted to reflect the stock dividends.

                         Option    Balance at                                            Balance at
         1996             Price     January 1     Grants     Exercises    Forfeits      December 31     Exercisable

INCENTIVE STOCK OPTIONS
   Options............   $ 4.37         9,160         --         3,860          --            5,300           5,300
         .............   $ 6.41        20,320         --         4,080         640           15,600          15,600
         .............   $10.50        30,526         --         2,500       1,013           27,013          20,986
         .............   $14.72        27,200         --           818       1,973           24,409          14,595
         .............   $14.75         2,200         --            --          --            2,200             880
         .............   $14.88         3,320         --           664          --            2,656             664
         .............   $21.50        28,000         --            --          --           28,000          11,200
         .............   $21.50        23,300         --            --       1,300           22,000           8,800
         .............   $21.50            --     38,600            --          --           38,600              --
Available.............                220,941    (38,600)           --       4,926          187,267              --
1993 EMPLOYEE STOCK
PURCHASE PLAN
   Options............   $10.13        21,473         --        21,473          --               --              --

1996 EMPLOYEE STOCK
PURCHASE PLAN
   Options............   $19.80            --     25,771            --       2,508           23,263              --

         1995
INCENTIVE STOCK OPTION
   Options............   $ 4.37        14,200         --         4,880         160            9,160           6,360
   ...................   $ 6.41        28,480         --         6,880       1,280           20,320          15,039
   ...................   $10.50        36,773         --         4,940       1,307           30,526          17,459
   ...................   $14.72        28,933         --           533       1,200           27,200          10,880
   ...................   $14.75            --      2,200            --          --            2,200             440
   ...................   $14.88            --      3,320            --          --            3,320             664
   ...................   $21.50            --     23,300            --          --           23,300              --
   ...................   $21.50            --     28,000            --          --           28,000              --
   Available..........       --       113,814    (56,820)           --       3,947           60,941              --

1993 EMPLOYEE STOCK
PURCHASE PLAN
   Options............   $10.13        25,740         --           266       4,001           21,473          21,473

         1994
INCENTIVE STOCK OPTION
   Options............   $ 4.37        17,053         --         2,053         800           14,200           8,039
   ...................   $ 6.41        31,787         --         2,347         960           28,480          16,320
   ...................   $10.50        38,933         --            --       2,160           36,773          15,573
   ...................   $14.72            --     28,933            --          --           28,933              --
   Available..........       --       138,827    (28,933)           --       3,920          113,814              --

1991 EMPLOYEE STOCK
PURCHASE PLAN
   Options............   $5.25         25,990         --        25,990          --               --              --

1993 EMPLOYEE STOCK
PURCHASE PLAN
   Options............   $10.13            --     25,740            --          --           25,740              --

     At December 31, 1996, there were 470 shares outstanding under the Union Stock Option Plan with an average exercise price of $7.62.

(15) COMMITMENTS, CONTINGENCIES AND OFF BALANCE SHEET RISK

     In the normal course of business, there are outstanding various commitments to extend credit which are not reflected in the consolidated financial statements. At December 31, 1996, preapproved but unused lines of credit for loans totaled $105,883,473 and standby letters of credit aggregated $3,043,057. These amounts represent the Banks' exposure to credit risk and, in the opinion of management, have no more than the normal lending risk that the Banks commit to their borrowers. If these commitments are drawn, the Banks will obtain collateral if it is deemed necessary based on management's credit evaluation of the borrower at that time. Collateral obtained varies but may include accounts receivable, inventory and commercial or residential real estate. Management expects that these commitments can be funded through normal operations.

     The Corporation and the Banks are defendants in certain claims and legal actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material adverse effect on the consolidated operations, liquidity or financial position of the Corporation or the Banks.

     The Banks grant primarily commercial and installment loans to customers throughout their market areas, which consist of Cabarrus, Union, Rowan and Mecklenburg Counties, North Carolina. The real estate loan portfolio can be affected by the condition of the local real estate markets.

     Average daily Federal Reserve balance requirements for the year ended December 31, 1996 amounted to $1,518,077.

(16) FAIR VALUE OF FINANCIAL INSTRUMENTS


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

SECURITIES AVAILABLE FOR SALE                               AT DECEMBER 31, 1996              At December 31, 1995

                                                     AMORTIZED              FAIR        Amortized             Fair
(DOLLARS IN THOUSANDS)                                    COST             VALUE             Cost            Value

U.S. Government obligations
     Due in one year or less.....................  $     7,698       $     7,746      $     4,897       $    4,922
     Due after one year through five years.......       20,066            20,353           17,795           18,441
U.S. Government agency obligations
     Due in one year or less.....................        6,723             6,732            5,011            5,034
     Due after one year through five years.......        4,854             4,851           21,379           21,490
Mortgage-backed securities.......................       14,525            14,514           18,264           18,290
State, county and municipal obligations:
     Due in one year or less.....................        1,641             1,657              976              985
     Due after one year through five years.......       16,391            16,962            8,915            9,344
     Due after five years through ten years......       37,823            38,147           34,912           35,495
     Due after ten years.........................       15,317            15,284           13,153           13,229
Equity securities................................        4,346             5,876            4,363            5,128
Total securities available for sale..............  $   129,384       $   132,122      $   129,665       $  132,358


LOANS

     For purposes of estimating the fair value of loans, the portfolio is segregated by type based on similar characteristics such as commercial, real estate mortgage, real estate construction and installment. The portfolio is further divided into fixed and adjustable rate interest terms and by performing and nonperforming categories.

     The fair value of performing loans is calculated by discounting estimated cash flows using current rates at which similar loans would be made to borrowers with similar credit risk. Cash flows for fixed rate loans are based on the weighted average maturity of the specific loan category. The majority of adjustable rate loans are prime based and are repriced either immediately or monthly as prime changes, and thus the carrying amounts are considered to be fair values.

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

     The following table presents fair value information for loans:

                                                            AT DECEMBER 31, 1996              At December 31, 1995

                                                      CARRYING         ESTIMATED         Carrying        Estimated
(DOLLARS IN THOUSANDS)                                  AMOUNT        FAIR VALUE           Amount       Fair Value

Commercial, financial and agricultural...........  $    51,760    $       51,696    $      53,383    $      52,780
Real estate - construction.......................       40,863            40,838           33,685           33,304
Real estate - commercial and residential.........      228,461           227,881          207,724          205,376
Installment......................................       38,251            38,166           35,660           35,257
Nonaccrual and restructured......................        1,338               899            2,587            1,304
Total Loans......................................      360,673           359,480          333,039          328,021
     Less: Unearned income.......................         (192)               --             (296)              --
           Allowance for loan losses.............       (5,128)               --           (4,856)              --
           Loans, net............................  $   355,353    $      359,480    $     327,887    $     328,021

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

     The following table presents fair value information for deposits:


                                                                    AT DECEMBER 31, 1996           At December 31, 1995

                                                                CARRYING        ESTIMATED       Carrying      Estimated
(DOLLARS IN THOUSANDS)                                            AMOUNT       FAIR VALUE         Amount     Fair Value
Noninterest bearing demand.................................  $    85,863    $      85,863   $     72,286   $     72,286
NOW accounts...............................................       76,644           76,644         66,814         66,814
Time:
     Insured money market accounts.........................       36,255           36,255         41,633         41,633
     Savings deposits......................................      115,473          115,473        109,082        109,082
     Certificates of deposit...............................      140,980          141,343        125,242        125,386
Total......................................................  $   455,215    $     455,578   $    415,057   $    415,201

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

     The following table presents fair value information for other borrowings:

                                                                     AT DECEMBER 31, 1996          At December 31, 1995

                                                                CARRYING      ESTIMATED         Carrying      Estimated
(DOLLARS IN THOUSANDS)                                            AMOUNT     FAIR VALUE           Amount     Fair Value
Federal funds purchased and securities sold
     under agreement to repurchase.........................  $    21,094    $      21,094   $     27,748   $     27,748
Federal Home Loan Bank advances............................        6,167            5,999          7,514          7,923
Total.....................................................   $    27,261    $      27,093   $     35,262   $     35,671

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

     Fair value estimates are based on existing on- and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. For example, First Charter has a substantial trust department that contributes net fee income annually. The trust department is not considered a financial instrument, and its value has not been incorporated into the fair value estimates. Other significant assets and liabilities that are not considered financial assets or liabilities include the mortgage broker operations and premises and equipment. In addition, tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in any of the estimates.

(17) REGULATORY MATTERS

     The Corporation and the Banks are subject to various regulatory capital requirements administered by federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory - and possibly discretionary - actions by regulators that, if undertaken, could have a direct material effect on the Corporation's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Corporation and the Banks must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

     Quantitative measures established by regulation to ensure capital adequacy require the Corporation and the Banks to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to adjusted average assets (as defined). Management believes, as of December 31, 1996, that the Corporation and the Banks meet all capital adequacy requirements to which they are subject.

     As of December 31, 1996, the most recent notifications from the Federal Reserve Board, the Office of the Comptroller of the Currency, and the North Carolina State Banking Commission categorized the Corporation, First Charter, and Union, respectively, as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, each entity must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed any of the institutions' categories.

The Corporation's and each Bank's actual capital amounts and ratios are also presented in the table below:

                                                                                                 To Be Well Capitalized
                                                                       For Capital               Under Current Prompt
                                                                   Adequacy Purposes           Corrective Action Provisions
                                                  Actual                     Minimum                          Minimum
(DOLLARS IN THOUSANDS)                       Amount    Ratio       Amount       Ratio              Amount       Ratio
At December 31, 1996:
     Total Capital (to Risk Weighted Assets)
       Consolidated                         $  62,491   16.16 %   $  30,960        8 %             $ 38,699        10 %
       First Charter National Bank             41,760   15.41        21,682        8                 27,103        10
       Bank of Union                           15,850   14.04         9,032        8                 11,289        10

     Tier I Capital (to Risk Weighted Assets)
       Consolidated                         $  57,654   14.91 %   $  15,480        4 %             $ 23,220         6 %
       First Charter National Bank             38,372   14.16        10,841        4                 16,262         6
       Bank of Union                           14,439   12.79         4,516        4                  6,774         6

     Tier I Capital (to Adjusted Average Assets)
       Consolidated                         $  57,654   11.06 %   $  20,855        4 %             $ 26,068         5 %
       First Charter National Bank             38,372   11.82        12,990        4                 16,238         5
       Bank of Union                           14,439    9.31         5,626        4                  7,032         5

At December 31, 1995:
     Total Capital (to Risk Weighted Assets)
       Consolidated                         $  56,155   15.50 %   $  28,990        8 %             $ 36,238        10 %
       First Charter National Bank             40,821   15.26        21,113        8                 26,391        10
       Bank of Union                           13,037   13.55         7,695        8                  9,619        10

     Tier I Capital (to Risk Weighted Assets)
       Consolidated                         $  51,625   14.25 %   $  14,495        4 %             $ 21,743         6 %
       First Charter National Bank             36,982   14.01        10,556        4                 15,834         6
       Bank of Union                           11,835   12.30         3,848        4                  5,772         6

     Tier I Capital (to Adjusted Average Assets)
       Consolidated                         $  51,625   11.12 %   $  18,572        4 %             $ 23,215         5 %
       First Charter National Bank             36,982   12.69        11,660        4                 14,574         5
       Bank of Union                           11,835    8.86         4,865        4                  6,081         5

(18) FIRST CHARTER CORPORATION (PARENT COMPANY)

     The principal assets of the Parent Company are its investment in the Banks, and its principal source of income is dividends from the Banks. Certain regulatory and other requirements restrict the lending of funds by the Banks to the Parent Company and the amount of dividends which can be paid to the Parent Company. In addition, certain regulatory agencies may prohibit the payment of dividends by the Banks if they determine that such payment would constitute an unsafe or unsound practice. At December 31, 1996, the Banks had available undivided profits of approximately $17,770,000 for payment of dividends without obtaining prior regulatory approval. At December 31, 1996, approximately $34,677,000 of the Parent Company's investment in the Banks was restricted as to transfer to the Parent Company without obtaining prior regulatory approval.

     The Parent Company's balance sheet data as of December 31, 1996 and 1995 and related income and cash flow statement data for each of the years in the three-year period ended December 31, 1996 are as follows:

                                                                         1996              1995             1994
BALANCE SHEET DATA:
       Cash.................................................    $   1,398,162     $     514,456
       Securities available for sale........................        4,071,736         3,012,880
       Investment in subsidiaries...........................       53,631,353        50,149,461
       Receivable from subsidiaries.........................        1,200,000           794,777
       Fixed assets.........................................          552,850           582,850
       Other assets.........................................           18,721            20,510
                                                                $  60,872,822     $  55,074,934
       Accrued liabilities..................................    $   1,463,641     $   1,650,861
       Shareholders' equity.................................       59,409,181        53,424,073
                                                                $  60,872,822     $  55,074,934
INCOME STATEMENT DATA:
       Dividends from subsidiaries..........................    $   4,600,000     $   3,750,000    $   2,450,000
       Other operating income (expense).....................          308,185          (713,294)         103,292
       Income before equity in undistributed net
           income of subsidiaries...........................        4,908,185         3,036,706        2,553,292
       Equity in undistributed net income of subsidiaries...        3,944,688         3,966,356        4,016,382
Net income .................................................    $   8,852,873   $     7,003,062   $    6,569,674

CASH FLOW STATEMENT DATA:
     CASH FLOWS FROM OPERATING ACTIVITIES:
       Net income...........................................    $   8,852,873     $   7,003,062    $   6,569,674
       Net gain on securities available for sale transactions        (265,292)              --           (74,142)
       Increase (decrease) in accrued liabilities...........        (485,436)          750,077          218,200
       Decrease (increase) in other assets..................            1,789              (987)              --
       Increase in receivable from subsidiaries.............         (405,223)         (194,777)        (218,000)
       Increase in investment in subsidiaries...............       (3,944,688)       (3,997,899)      (4,019,006)
           Net cash provided by operating activities........        3,754,023         3,559,476        2,476,726
     CASH FLOWS FROM INVESTING ACTIVITIES:
       Purchase of available for sale securities............         (761,818)         (906,251)        (478,635)
       Purchase of premises and equipment...................               --              (815)        (587,035)
       Proceeds from sale of premises and equipment.........           30,000             5,000               --
       Proceeds from sale of securities available for sale..          732,908                --          163,741
           Net cash provided (used) by investing activities.            1,090          (902,066)        (901,929)
     CASH FLOWS FROM FINANCING ACTIVITIES:
       Purchase of common stock.............................         (486,027)         (626,416)      (1,214,436)
       Proceeds from issuance of common stock upon
           exercise of stock options........................        1,390,061           575,260          442,183
       Pre-merger transactions of pooled bank...............               --            31,543            2,624
       Cash dividends paid..................................       (3,775,441)       (2,618,026)      (1,892,627)
       Net cash used by financing activities................       (2,871,407)       (2,637,639)      (2,662,256)
           Net increase (decrease) in cash..................          883,706            19,771       (1,087,459)
           Cash at beginning of year........................          514,456           494,685        1,582,144
           Cash at end of year..............................    $   1,398,162     $     514,456    $     494,685
     SUPPLEMENTAL DISCLOSURE OF NON-CASH TRANSACTIONS:
       Unrealized gain in value of securities available for
           sale (net of tax effect of $298,216, $164,110, and
           $55,585, for 1996, 1995 and 1994, respectively)..    $     466,438     $     256,687    $      86,942
       Unrealized gain (loss) in value of securities available
           for sale of the subsidiaries (net of tax effect of
           ($257,748), ($970,628), and ($617,450), for
           1996, 1995 and 1994, respectively)...............    $    (462,796)    $   1,625,935    $  (1,013,874)
       Issuance of stock dividend...........................    $          --     $          --    $   5,798,151

(19) SELECTED QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

                                                                                  1996
                                                       FIRST       SECOND        THIRD       FOURTH
(DOLLARS IN THOUSANDS, EXCEPT INCOME PER SHARE)      QUARTER      QUARTER      QUARTER      QUARTER        TOTAL

Total interest income............................  $   9,918    $  10,026    $  10,194    $  10,431     $ 40,569
Total interest expense...........................      4,261        4,296        4,357        4,342       17,256
Net interest income..............................      5,657        5,730        5,837        6,089       23,313
Provision for loan losses........................        320          300          200          100          920
Total noninterest income.........................      1,376        1,693        1,505        1,697        6,271
Total noninterest expense........................      3,617        3,954        4,117        4,386       16,074
Net income before income taxes...................      3,096        3,169        3,025        3,300       12,590
Income taxes.....................................        931          982          837          987        3,737
Net income.......................................  $   2,165    $   2,187    $   2,188    $   2,313     $  8,853

Per share data:
Primary income per share.........................  $    0.34    $    0.35    $    0.35    $    0.36     $   1.40
Income per share assuming full dilution..........  $    0.34    $    0.35    $    0.35    $    0.36     $   1.40




                                                                                  1995
                                                       First       Second        Third       Fourth
(DOLLARS IN THOUSANDS, EXCEPT INCOME PER SHARE)      Quarter      Quarter      Quarter      Quarter        Total

Total interest income............................  $   8,652    $   9,109    $   9,593    $   9,840     $ 37,194
Total interest expense...........................      3,264        3,794        4,008        4,144       15,210
Net interest income..............................      5,388        5,315        5,585        5,696       21,984
Provision for loan losses........................        265          215          410          575        1,465
Total noninterest income.........................      1,161        1,200        1,291        1,740        5,392
Total noninterest expense........................      3,575        3,626        3,480        5,007       15,688
Net income before income taxes...................      2,709        2,674        2,986        1,854       10,223
Income taxes.....................................        807          797          915          701        3,220
Net income.......................................  $   1,902    $   1,877    $   2,071    $   1,153     $  7,003

Per share data:
Primary income per share.........................  $    0.30    $    0.30    $    0.33    $    0.18     $   1.11
Income per share assuming full dilution..........  $    0.30    $    0.30    $    0.33    $    0.18     $   1.11

                   FIRST CHARTER CORPORATION AND SUBSIDIARIES

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

         First Charter Corporation (the "Corporation"), headquartered in Concord NC, is a North Carolina multiple bank holding company with two wholly owned Bank subsidiaries, First Charter National Bank ("First Charter") and Bank of Union ("Union"). First Charter is a full-service bank and trust company with twelve offices located in Cabarrus, Rowan and northern Mecklenburg Counties, North Carolina. Union is a full-service bank with five offices located in Union and southern Mecklenburg Counties, North Carolina. Union merged with the Corporation (the "Merger") on December 21, 1995, and was accounted for as a pooling of interests. Accordingly, all financial data prior to 1995 has been restated to combine the accounts of Union with those of the Corporation.


         Through their branch locations, First Charter and Union (the "Banks") provide a wide range of deposit accounts; commercial, consumer, home equity and residential mortgage loans; personal and corporate trust services; safe deposit boxes; discount brokerage services; insurance and annuity sales; financial planning and automated banking.

         The following discussion and analysis should be read in conjunction with the consolidated financial statements of the Corporation and the notes thereto included elsewhere in this report.



RESULTS OF OPERATIONS AND FINANCIAL CONDITION

1996 VERSUS 1995

OVERVIEW

         The Corporation earned $8,852,873, or $1.40 per share in 1996, a 26.4% increase from $7,003,062 or $1.11 per share in 1995. Key factors contributing to the increase in net income were an increase of 6% in net interest income, a reduction in provision for loan losses and the absence of pre-tax merger related expenses of $1,062,150 incurred in connection with the Merger which was effective December 21, 1995. These earnings equate to a return on average assets of 1.69% for 1996, compared to 1.50% for 1995 and a return on average equity of 15.71% in 1996, versus 13.93% in 1995.

         Total assets at December 31, 1996, were $546,856,181, up 7.4% from the level at year-end 1995. Gross loans increased 8.3% to $360,673,182 and total deposits increased 9.7% to $455,214,521.

LIQUIDITY

         Liquidity is the ability to maintain cash flows adequate to fund operations and meet obligations and other commitments on a timely and cost-effective basis. Liquidity is provided by the ability to attract deposits, flexible repricing schedules in a sizable portion of the loan portfolio, current earnings, a strong capital base and the ability to use alternative funding sources that complement normal sources. Management's asset-liability policy is to maximize the net interest income while continuing to provide adequate liquidity to meet continuing loan demand and withdrawal requirements and to service normal operating expenses. If additional funding sources were needed, the Banks have access to federal fund lines at correspondent banks and borrowings from the Federal Reserve discount window. In addition to these sources, the Banks are members of the Federal Home Loan Bank ("FHLB") System, which provides access to FHLB lending sources. Another source of liquidity is the securities available for sale portfolio. See "Balance Sheet Analysis - Securities Available for Sale" for a further discussion. Management believes the Banks' sources of liquidity are adequate to meet loan demand, operating needs and deposit withdrawal requirements.

ASSET LIABILITY MANAGEMENT AND INTEREST RATE SENSITIVITY

         One of the primary objectives of asset/liability management is to maximize net interest margin while minimizing the earnings risk associated with changes in interest rates. One method used to manage interest rate sensitivity is to measure, over various time periods, the interest rate sensitivity positions, or gaps; however, this method addresses only the magnitude of timing differences and does not address earnings or market value. Management uses an earnings simulation model to assess the amount of earnings at risk due to changes in interest rates. This model is updated monthly and is based on a range of interest rate scenarios. The policy limits for interest rate risk is 10% of net interest margin when considering an increase or decrease in interest rates of 300 basis points over a twelve-month period. Management believes this method more accurately measures interest rate risk. These targeted guidelines were achieved during 1996.

         The Banks' balance sheets are liability sensitive, meaning that in a given period there will be more liabilities than assets subject to immediate repricing as market rates change. Because immediately rate sensitive interest bearing liabilities exceed rate sensitive assets, the earnings position could improve in a declining rate environment and could deteriorate in a rising rate environment, depending on the correlation of rate changes in these two categories. At December 31, 1996 total rate sensitive liabilities due within one year were $292.9 million compared to rate sensitive assets of $226.8 million for a cumulative gap of $66.1 million. It should be noted that interest sensitivity of the Corporation's balance sheet as of a specific date is not necessarily indicative of the Corporation's position on other dates.

CAPITAL RESOURCES

         At December 31, 1996, total stockholders' equity was $59,409,181, an 11.2% increase from 1995. The increase in capital is primarily attributable to increased retained earnings. Cash dividends declared per share in 1996 were $0.60 compared to $0.52 in 1995.

         The principal asset of the parent company is its investment in the Banks, and its principal source of income is dividends from the Banks. Certain regulatory and other requirements restrict the lending of funds by the Banks to the parent company and the amount of dividends which can be paid to the parent company. In addition, certain regulatory agencies may prohibit the payment of dividends by the Banks if they determine that such payment would constitute an unsafe or unsound practice. At December 31, 1996, the Banks had available undivided profits of approximately $17,770,000 for payments of dividends without obtaining prior regulatory approval. At December 31, 1996, approximately $34,677,000 of the parent company's investment in the Banks was restricted as to transfer to the parent company without obtaining prior regulatory approval.

         The Corporation must comply with regulatory capital requirements established by the Federal Reserve Board (FRB). These standards require the Corporation to maintain a minimum ratio of Tier I Capital (as defined) to total risk-weighted assets of 4.00% and a minimum ratio of Total Capital (as defined) to risk-weighted assets of 8.00%. Tier I Capital is comprised of total shareholders' equity calculated in accordance with generally accepted accounting principles less certain intangible assets, less unrealized gains or losses on securities available for sale, and Total Capital is comprised of Tier I Capital plus certain adjustments, the largest of which for the Corporation is the general allowance for loan losses. Risk-weighted assets refer to the on-and off-balance sheet exposures of the Corporation adjusted for their related risk levels using amounts set forth in FRB regulations.

         In addition to the risk-based capital requirements described above, the Corporation is subject to a leverage capital requirement, which calls for a minimum ratio of Tier I Capital (as defined previously) to total adjusted average assets of 3% to 5%.


         At December 31, 1996, the Corporation and the Banks were in compliance with all existing capital requirements. The Corporation's capital requirements are summarized in the table below:


                                                                                   Risk-Based Capital
                                           Leverage Capital                 Tier 1 Capital           Total Capital
                                      Amount     Percentage (1)        Amount   Percentage (2)    Amount  Percentage (2)
------------------------------------------------------------------------------------------------------------------------
                                                                     (Dollars in thousands)
Actual.....................         $57,654             11.06%       $57,654        14.91%      $62,491         16.16%
Required...................           20,855            4.00           15,480       4.00          30,960        8.00
Excess.....................           36,799            7.06           42,174      10.91          31,531        8.16


         (1) Percentage of total adjusted average assets. The FRB minimum leverage ratio requirement is 3% to 5%, depending on the institution's composite rating as determined by its regulators. The FRB has not advised the Corporation of any specific requirement applicable to it.

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

         During 1996, stable interest rates and a growing economy created increased loan demand. Maturities from the portfolio helped to fund the increased loan demand. Concurrently, short-term agency securities (less than one year) and U.S. Treasuries (two years to three years) were purchased to primarily maintain liquidity while in-state municipal securities (maturity range of five to fifteen years) were purchased to enhance tax equivalent net interest income.

         At December 31, 1996, securities available for sale were $132,121,503, or 24.2%, of total assets compared to $132,357,768 in securities available for sale, or 26.0%, of total assets at year-end 1995. The fair value of these assets is approximately $2,737,000 above their amortized cost at December 31, 1996. The tax equivalent average yield on the securities available for sale portfolio was 7.18% for 1996 and 6.76% for 1995. The average life of the portfolio was 5.42 years at December 31, 1996 compared to 5.99 years at year-end 1995.


LOANS

         As a result of continued loan demand during 1996, gross loans increased 8.3% to $360,673,182 at December 31, 1996, from $333,038,730 at December 31,
1995. While loan demand may increase in the future, it may not increase at the same rate of increase as experienced in previous years.

         The loan portfolio at December 31, 1996 was composed of 14.51% commercial, financial, and agricultural loans, 11.41% real estate construction loans, 63.46% real estate mortgage loans, and 10.62% installment loans. This compares to a composition of 16.31% commercial, 10.13% real estate construction, 62.84% real estate mortgage, and 10.72% installment at December 31, 1995. Approximately $13,685,000 of the real estate mortgage loans are loans for which the principal source of repayment comes from the sale of real estate. The remaining $215,201,409 of real estate mortgage loans are (i) other commercial loans for which the primary source of repayment is derived from the ongoing cash flow of the business and which are also collateralized by real estate - $119,889,756, (ii) personal installment loans which are collateralized by real estate - $43,957,528, (iii) home equity loans - $25,758,923, and (iv) individual residential mortgage loans - $25,595,202.

ASSET QUALITY

         Nonperforming assets, which consists of foreclosed assets, nonaccrual loans, and restructured loans, were $2,097,037 at December 31, 1996, as compared to

$2,648,460 at December 31, 1995. Nonperforming assets as a percentage of loans and foreclosed assets at year-end amounted to 0.58% in 1996 and 0.80% in 1995. Total problem assets (nonperforming assets and loans 90 days or more past due) amounted to $2,721,004 at December 31, 1996 and $2,890,461 at December 31, 1995.
Total problem assets as a percentage of loans and foreclosed assets at year end was 0.75% in 1996 and 0.87% in 1995.

         The components of nonperforming and problem assets are presented in the table below:

                        December 31,       December 31,
                                1996              1995
Nonaccrual loans          $1,338,060         $2,287,210
Restructured loans               ---            300,000
Other real estate            758,977           61,250
   Total non-
   performing assets       2,097,037          2,648,460
Loans 90 days or more
    past due and still
    accruing                 623,967            242,001
Total problem assets      $2,721,004         $2,890,461

         Interest income that would have been recorded on nonaccrual loans for the year ended December 31, 1996, had they performed according to their original terms, amounted to approximately $163,000. Interest income on nonaccrual loans included in the results of operations for the year amounted to approximately $42,000.

         Accruing loans 90 days or more past due increased to 0.17% of gross loans at December 31, 1996 compared to 0.07% of gross loans at December 31, 1995. Management's policy for any accruing loan past due greater than 90 days is to perform an analysis of the loan, including a consideration of the financial position of the borrower(s) and any guarantor(s) as well as the value of the collateral, and to make an assessment as to whether collectibility of the principal and the interest appears probable. Based on such a review, management has determined it is probable that the principal as well as the accruing interest on these loans will be collected in full.

         Net charge-offs for the year were $647,560 or .19% of average loans compared to $740,238 or .25% of average loans in 1995.

         Other real estate increased to $758,977 at December 31, 1996 from $61,250 at December 31, 1995. Included in other real estate is the reclassification of property totaling $434,500 that was originally purchased for the construction of a branch location. Management has decided not to construct a branch on this property and thus, the carrying value of this property was reclassified from premises and equipment to other real estate. This property is currently being marketed and the gain or loss from its sale is not expected to be significant. Additionally, two residential construction loans were foreclosed on in December 1996.

         All estimates of the loan portfolio risk elements, including the adequacy of the allowance for loan losses, are subject to general and local economic conditions, among other factors, which are unpredictable and beyond management's control. Since a significant portion of the loan portfolio is comprised of real estate loans and loans to area businesses, a continued risk is that the real estate market and economic conditions could change and could result in future losses or require increases in the provision for loan losses. Management uses several measures to control this risk. For example, all loans over a certain dollar amount must receive an in-depth review by an analyst in the Banks' Credit Administration department. Any issues regarding risk assessments of those credits are addressed by the Banks' loan administration and senior credit officer and factored into management's decision to originate or renew the loan. Large commitments above $250,000 are reviewed and approved by a Senior Loan Committee comprised of senior management, the senior credit officer and senior lending officers of the Banks. Loans above predetermined amounts are reviewed by the Loan Committee of the respective Board of Directors. The Corporation also continues to employ an independent third party risk assessment group to review the underwriting, documentation and risk grading analysis and render a semiannual opinion of the adequacy of the allowances for loan losses. This third party group reviews all loan relationships over $250,000 and a sampling of all other credits. The third party's evaluation and report is shared with Senior Management, the respective board Loan and Audit Committees and ultimately, reported to the respective Bank and Corporation Board of Directors.

         Management uses the information developed from the procedures described above in evaluating and grading the loan portfolio. This continual grading process is used to monitor the credit quality of the loan portfolio and to assist management in determining the appropriate levels of the allowance for loan losses. For a further discussion of this system, see "Earnings Performance
- Allowance and Provision for Loan Losses."

         The Banks grant primarily commercial loans secured by real estate and installment loans to customers throughout their market areas, which consist of Cabarrus, Rowan, Union and Mecklenburg Counties, North Carolina. The loan portfolio can be affected by the local economic conditions of the markets served.

         In the normal course of business, there are outstanding various commitments to extend credit which are not reflected in the consolidated financial statements. At December 31, 1996, preapproved but unused lines of credit for loans totaled $105,883,473 and standby letters of credit aggregated $3,043,057. The amounts represent the Banks' exposure to credit risk and, in the opinion of management, have no more than the normal lending risk that the Banks commit to their borrowers. If these commitments are drawn, the Banks will obtain collateral if it is deemed necessary based on management's credit evaluation of the borrower. Collateral obtained varies but may include accounts receivable, inventory, and commercial or residential real estate. Management expects that these commitments can be funded through normal operations.

DEPOSITS

         Total deposits at December 31, 1996 were $455,214,521, a 9.7% increase from a 1995 year-end level of $415,056,231. Average non-interest bearing demand deposits increased $8.1 million or 12.4%; average interest bearing demand deposits increased $5.5 million or 8.6%; average insured money market accounts decreased $1.7 million or 3.9%; average savings deposits increased $11.3 million or 11.1%; while average certificates of deposit increased $21.2 million or 18.7%. The majority of deposit growth was in certificate of deposit products. The increase in average certificates of deposit was primarily attributable to public deposits that were opened in early 1996 with maturities beginning in the third quarter of 1996.


EARNINGS PERFORMANCE

NET INTEREST INCOME

         Net interest income, the difference between total interest income and total interest expense, is the Corporation's principal source of earnings. For the year ended December 31, 1996, net interest income was $23,313,045, an increase of 6.0% from net interest income of $21,984,374 in 1995. The increase is primarily attributable to an increase in the volume of average interest earnings assets of approximately $53,047,000, offset by a decline in the net interest margin (tax adjusted net interest income divided by average interest earning assets) from 5.35% in 1995 to 5.13% in 1996. The decline in net interest margin is attributable to more growth in higher yielding deposits, such as certificates of deposit, than in lower yielding deposits, such as NOW and savings deposits. The increasing loan demand in 1996 necessitated that the Banks pay attractive interest rates on deposits to fund the loan growth, as well as maintain current liquidity needs.

         The average yield on earning assets was 8.66% in 1996 compared to 8.84% in 1995. The average rate paid on interest-bearing deposits was 4.24% in 1996 compared to 4.37% in 1995. See "Asset/Liability Management" for additional discussion.

ALLOWANCE AND PROVISION FOR LOAN LOSSES

         Management utilizes a system for risk grading the loan portfolio to determine the appropriate amount of the allowance for loan losses. This analysis is performed monthly and is independent from any analysis in conjunction with the origination of loans. Individual loans are assigned a risk grade based on their credit quality, which is subject to change as conditions warrant. Any changes in those risk assessments as determined by the outside risk assessment group is also considered. Each grade determines the percentage of the outstanding loan balance allocated to the loan loss reserve. Loans with the weaker credit quality are individually analyzed to determine a specific allowance which reflects management's best estimate of the risk associated with each credit. An estimate of an allowance is made for all other loans in the portfolio based on their assigned risk grade, type of loan and other matters related to credit risk. In the allowance for loan loss analysis process, the Banks also aggregate the loans into pools of similar credits and review the historical loss experience associated with these pools as additional criteria to allocate the allowance to each category. The model also takes into consideration off-balance sheet credit loss. However, at December 31, 1996, a reserve for off-balance sheet credit loss was not considered necessary based on management's review of off-balance sheet items. In addition, there were no realized credit losses due to off-balance sheet activities for the three years ended December 31, 1996.

         The provision for loan losses for 1996 was $920,000 compared to $1,465,000 in 1995. The decrease in the provision was primarily attributable to a reduction in net charge-offs and improved asset quality. The allowance for loan losses as a percentage of gross loans outstanding was 1.42% at December 31, 1996 compared to 1.46% at year-end 1995.

NONINTEREST INCOME

         Noninterest income was $6,270,757 in 1996 compared to $5,391,750 in 1995 for an increase of 16.3%. The increase in other noninterest income is attributable to higher securities gains due to the sale of equity securities held by the Corporation, higher service charge income on deposit accounts resulting from an increase in non-sufficient fund income, higher credit card income due to increased volumes, and higher mortgage loan income due to increased loan originations.

NONINTEREST EXPENSE

         Total noninterest expense was $16,073,929 in 1996 compared to $15,688,562 in 1995, a 2.5% increase. Salaries and fringe benefits increased primarily due to higher full-time equivalents and annual merit increases.

         Occupancy and equipment increased approximately $455,000 or 22.6% primarily due to an increase in depreciation expense for new technology added and the opening of a full service branch. During 1996, the Banks made an investment in a local area network (LAN) and a wide area network (WAN) which improves their ability to service loan and deposit customers while gaining operating efficiencies.

         Other noninterest expense decreased $1,043,411, or 18.3%, in 1996 when compared to 1995. The decrease in 1996 is primarily due to the absence of merger and acquisition costs associated with the acquisition of Union which totaled $1,062,150 in 1995. Those costs included legal, accounting, investment banking, regulatory filings, proxy printing and solicitation expenses, all of which were incurred during the fourth quarter of 1995. Stationery and supplies increased approximately $143,000 due to costs associated with providing disclosure and deposit account statements to Union customers. Additionally, the FDIC insurance premium was reduced to $500 per quarter for the Banks which resulted in a savings of approximately $418,000. Based on legislation passed in 1996, FDIC insurance expense will increase to an annual rate of 1.29 cents per $100 of deposits or approximately $60,000 for the Banks in 1997.

         Total income tax expense for 1996 was $3,737,000 versus $3,219,500 in 1995. The increase is attributable to an increase in taxable income which is partially offset by a decrease in the effective tax rate to 29.7% in 1996 from 31.5% in 1995. The change in the effective rate is primarily attributable to nondeductible merger and acquisitions costs incurred in 1995 and an increase in tax-exempt income from municipal securities in 1996.


RESULTS OF OPERATIONS AND FINANCIAL CONDITION

1995 VERSUS 1994

         The Corporation earned $7,003,062, or $1.11 per share in 1995, a 6.6% increase from $6,569,674, or $1.05 per share in 1994. A key factor contributing to the increase in net income was a 13.1% increase in net interest income which was partially offset by the pre-tax expenses of $1,062,150 connected with the Merger. Legal, accounting, investment banking, regulatory filing, proxy printing and solicitation expenses associated with the Merger represented the largest portion of the costs incurred, all in the fourth quarter of 1995. These earnings equated to a return on average assets of 1.50% for 1995, compared to 1.59% for 1994 and a return on average equity of 13.93% in 1995, versus 14.34% in 1994.

         Total assets at December 31, 1995, were $509,395,305, up 13.9% from the level at year-end 1994. Gross loans increased 15.7% to $333,038,730 and total deposits increased 11.3% to $415,056,231.

         At December 31, 1995, securities available for sale were $132,357,768 or 26.0% of total assets compared to 8.4% of total assets at year-end 1994. In 1995, during a period of rising interest rates and a time of increased loan demand, management purchased short term agency obligations and adjustable rate mortgage-backed securities to increase its flexibility to manage the balance sheet and thus attempt to maintain a stable net interest margin. The fair value of securities available for sale was approximately $2,693,000 above their amortized cost at December 31, 1995. The average yield on the securities available for sale portfolio was 6.76% for 1995 and 6.69% for 1994. The average life of the portfolio was 5.99 years at December 31, 1995 compared to 7.06 years at year-end 1994.

         Investment securities totaled $82,114,910 or 18.4% of total assets at December 31, 1994. The average yield earned on investment securities in 1995 was 7.41% compared to 7.29% in 1994 with an average maturity of 6.58 years at December 31, 1994.

         The loan portfolio at December 31, 1995 was composed of 16.3% commercial, financial, and agricultural loans, 10.1% real estate construction loans, 62.9% real estate mortgage loans, and 10.7% installment loans. This compares to a composition of 18.0% commercial, 10.3% real estate construction, 60.5% real estate mortgage, and 11.2% installment at December 31, 1994.

         Problem assets at December 31, 1995 were $2,890,461 or 0.9% of gross loans and foreclosed properties compared to $5,938,056 or 2.1% at December 31, 1994.

         The level of problem assets is presented in the table below:

                         December 31,    December 31,
                                 1995            1994
Nonaccrual loans           $2,287,210      $2,521,489
Restructured loans            300,000         325,000
Loans 90 days or more
    past due and still
    accruing                  242,001       1,209,867
Other real estate              61,250       1,881,700
    Total problem assets   $2,890,461      $5,938,056

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

         Net charge-offs for 1995 were $740,238 or .25% of average loans compared to $608,525 or .23% of average loans in 1994.

         Other real estate declined 96.7% to $61,250 at December 31, 1995 from $1,881,700 at December 31, 1994. The decrease in other real estate is primarily due to the sale of two commercial real estate properties. These sales resulted in gains of approximately $188,000.

         Total deposits at December 31, 1995 were $415,056,231, an 11.3% increase from a 1994 year-end level of $372,820,380. Average non-interest bearing demand deposits increased $9.9 million or 18.0%; average interest bearing demand deposits increased $3.0 million or 4.9%; average insured money market accounts decreased $5.7 million or 11.9%; average savings deposits increased $21.8 million or 27.2%; while average certificates of deposit increased $11.9 million or 11.2%. The majority of deposit growth was in a penalty free certificate of deposit product for customers over the age of fifty. Because the certificate is penalty free and the customer may exercise the option to redeem the certificate and open a new certificate at a higher rate as many times as the customer wishes, regulation requires that the certificate be classified as a savings deposit, thus the increase in savings deposits.

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

         The average yield on earning assets was 8.84% in 1995 compared to 8.15% in 1994. The average rate paid on interest-bearing deposits and borrowings was 4.37% in 1995 compared to 3.39% in 1994.

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

         Other noninterest expense increased approximately $879,000 or 18.3% for 1995 when compared to 1994. The increase is primarily due to costs associated with the Merger of Union of $1,062,150. These costs included legal, accounting, investment banking, regulatory filings, proxy printing and solicitation expenses, all of which were incurred during the fourth quarter of 1995.

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

         Total income tax expense for 1995 was $3,219,500 versus $2,653,400 in 1994. The increase is attributable to an increase in income before income taxes and an increase in the effective tax rate to 31.5% in 1995 from 28.8% in 1994. The change in the effective rate is primarily attributable to the majority of merger costs for which a tax benefit was not allowed.

ACCOUNTING AND REGULATORY MATTERS

         On June 28, 1996, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (Statement). This Statement provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities based on consistent application of a financial-components approach that focuses on control. It distinguishes transfers of financial assets that are sales from transfers that are secured borrowings.

         The provisions of Statement 125 were to be effective for all transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996. In December 1996, the FASB issued Statement of Financial Accounting Standards No. 127, "Deferral of the Effective Date of Certain Provisions of FASB Statement No. 125" that amended Statement 125 to delay the effective date of implementing Statement 125 as it relates to certain transactions. The effective date of the implementation of the provisions of Statement 125 to these transactions is for transfers occurring after December 31, 1997. Early application of Statement 125, as amended by Statement 127, is not permitted. The application of the provisions of Statement 125, as amended by Statement 127, is not anticipated to have a material impact on the Corporation's financial condition or results of operations.

FACTORS THAT MAY AFFECT FUTURE RESULTS

         The foregoing discussion contains forward-looking statements about the Corporation's financial condition and results of operations, which are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management's judgment only as of the date hereof. The Corporation undertakes no obligation to publicly revise these forward-looking statements to reflect events and circumstances that arise after the date hereof.

         Factors that may cause actual results to differ materially from these forward-looking statements are the passage of unforeseen state or federal legislation or regulation applicable to the Corporation's operations and the Corporation's ability to accurately predict loan loss provision needs using its present risk grading system.

                            FIRST CHARTER CORPORATION
                                    OFFICERS

ROBERT O. BRATTON
EXECUTIVE VICE PRESIDENT, CHIEF OPERATING OFFICER, TREASURER AND CHIEF FINANCIAL OFFICER

J. ROY DAVIS, JR.
CHAIRMAN OF THE BOARD

ROSE W. EDWARDS
ASSISTANT CORPORATE SECRETARY

PHILLIP M. FLOYD
EXECUTIVE VICE PRESIDENT

ANNE C. FORREST
ASSISTANT CORPORATE SECRETARY


ROBERT G. FOX, JR.
EXECUTIVE VICE PRESIDENT

H. CLARK GOODWIN
EXECUTIVE VICE PRESIDENT

BRIAN A. INGOLD
SENIOR AUDITOR

DAVID E. KEUL
ASSISTANT TREASURER AND
ASSISTANT CORPORATE SECRETARY






LAWRENCE M. KIMBROUGH
PRESIDENT AND CHIEF EXECUTIVE OFFICER

JAMES T. MATHEWS, JR.
SENIOR VICE PRESIDENT

EDWARD B. MCCONNELL
EXECUTIVE VICE PRESIDENT

KATHRYN B. REESE
SENIOR VICE PRESIDENT

JAMES W. TOWNSEND, JR.
CORPORATE SECRETARY

                           FIRST CHARTER NATIONAL BANK
                                    OFFICERS

Harvey E. Baker, Vice President
John R. Baker, Vice President
Cheryl P. Barbee, Assistant Corporate
  Secretary and Assistant Vice
  President
Lisa B. Boylen, Vice President
Robert O. Bratton, Executive Vice President
Gayle S. Brinson, Banking Officer
Kenneth W. Caldwell, Senior Vice President
Julie J. Carter, Assistant Vice President
Elizabeth L. Cline, Assistant Vice President
Deborah S. Cloninger, Banking Officer
Rodney D. Cook, Banking Officer
Deborah W. Craig, Assistant Vice President
Carolyn M. Craver, Assistant Trust Officer
Deborah R. Deese, Assistant Vice    President
Shelly K. DeVille, Banking Officer
Denise Dorr, Assistant Vice President
Rose W. Edwards, Assistant Corporate
  Secretary
Thomas J. Elkins, Senior Vice President
Phillip M. Floyd, Executive Vice President
Anne C. Forrest, Assistant Corporate
  Secretary
Robert G. Fox, Jr. Executive Vice President
Mavadell D. Freeman, Banking Officer
Melba M. Funderburk, Banking Officer
Linda S. Gibson, Vice President
Linda H. Griffin, Assistant Vice President
R. Dwight Henry, Vice President
Robin T. Hinson, Banking Officer
Donald E. Hopkins, Vice President
Patricia K. Horton, Senior Vice President
Brian A. Ingold, Assistant Vice President and
  Senior Auditor
Robin L. Kennedy, Banking Officer
Donna J. Kenney, Senior Vice President
David E. Keul, Vice President and Assistant
  Corporate Secretary
Lawrence M. Kimbrough, President and
  Chief Executive Officer
Brenda K. Kinley, Assistant Vice President
Marie E. Kluttz, Vice President
Angela R. Lovelace, Banking Officer
Sandra J. Mansur, Assistant Vice President
Jerold L. Marlow, Senior Vice President
James T. Mathews, Jr., Senior Vice President
Edward B. McConnell, Executive Vice
  President
Nancy L. Mills, Vice President and Trust Officer
Michael J. Mittelman, Jr., Vice President
Dawn W. O'Dell, Assistant Vice President
Danny H. Patton, Vice President and Trust
  Officer
Elizabeth G. Quesenberry, Banking   Officer
Elizabeth K. Reed, Vice President and Trust
  Officer
Kathryn B. Reese, Senior Vice President
Katherine L. Schiele, Banking Officer
Brenda S. Simpson, Banking Officer
Nancy B. Smith, Trust Officer
Gordon M. Stallings, Assistant Vice President
J. W. Townsend, Jr., Senior Vice President and
  Corporate Secretary
Nancy S. Verble, Assistant Vice President
Monica R. Walters, Banking Officer
L. Eugene Willard, Senior Vice President
Ann K. Williams, Assistant Vice President
Patricia G. Witter, Vice President and Trust
  Officer


                                  BANK OF UNION
                                    OFFICERS

William R. Adcock, Vice President
Harvey E. Baker, Vice President
Wendy T. Barnhardt, Assistant Cashier
Cheryl P. Barbee, Assistant Vice President
Todd C. Bennington, Vice President
Robert O. Bratton, Vice President
Barbara J. Cherry, Assistant Cashier
William E. Davis, Senior Vice President
C. Eugene Efird, Jr., Vice President
Thomas J. Elkins, Vice President
Anne C. Forrest, Assistant Corporate
  Secretary
Robert G. Fox, Jr., Vice President
H. Clark Goodwin, President and CEO


Angela S. Helms, Assistant Corporate
  Secretary
Karen F. Hodge, Assistant Vice President
Patricia K. Horton, Vice President
Brian A. Ingold, Assistant Vice President and
  Senior Auditor
Patricia C. Jamison, Assistant Vice
  President and Assistant Corporate
  Secretary
David E. Keul, Vice President
Jerold L. Marlow, Vice President
Edward B. McConnell, Vice President
David C. McGuirt, Executive Vice
  President and Corporate Secretary


Teresa L. Mills, Assistant Vice President
Lisa C. Moore, Assistant Cashier
Mary Margaret Nance, Assistant Corporate
  Secretary
Kathryn B. Reese, Vice President
W. Farrell Richardson, Vice President
Pamela P. Sanders, Assistant Vice
  President and Assistant Corporate
  Secretary
A. Ray Singleton, Senior Vice President
Linda D. Thomas, Assistant Vice President
Sharon H. UpDyke, Assistant Corporate
  Secretary
L. Eugene Willard, Vice President

FIRST CHARTER CORPORATION

(triangle artwork appears here)

1996 Annual Report

FIRST CHARTER NATIONAL BANK

(map of ROWAN,CABARRUS,STANLY,MECKLENBURG, and UNION COUNTY appears here)

                             Corporate Information

Corporate Headquarters
First Charter Corporation
22 Union Street,North
PO Box 228
Concord,NC 282026-0228
{704} 786-3300
Toll Free 1-800-422-4650

Auditors
KPMG Peat Marwick,LLP
Suite 2800
Two First Union Center
Charlotte,NC 28282

Corporate Counsel
Smith Helms Mullis & Moore,LLP
214 North Church Street
Charlotte,NC 28202

Subsidiaries
First Charter National Bank
PO Box 228
Concord, NC 28026-0228

Bank of Union
201 North Charlotte Avenue
Monroe,NC 28112

Stock Listing
The NASDAQ National Market
Symbol:FCTR

Market Makers
Dean Witter Reynolds,Inc.
Interstate/Johnson Lane Corporation
J.C.Bradford Co.
Wheat First Securities,Inc.
Legg Mason Wood Walker,Inc.



{second column}


Transfer Agent
First Charter National Bank


Shareholders' Meeting
Cabarrus Country Club
Concord,NC
April 29,1997 at 3:00 p.m.


Form 10-K
Copies of First Charter Corporation's Annual Report to the Securities and Exchange Commission,Form
10-K, may be obtained without charge by writing:

Robert O. Bratton
Chief Financial Officer
First Charter Corporation
PO Box 228
Concord,NC 28026-0228


Stock Information and Dividends

First Charter Corporation's common stock, $5 par value(the "Common Stock"), is traded on the National Association of Securities Dealers
Automated Quotation National Market System("The
NASDAQ National Market") under the symbol
"FCTR". The following table sets forth the high and low sales price for the Common Stock for the periods indicated, as reported on the NASDAQ National
Market. The table also sets forth per share cash dividend information for the periods indicated. See
"Management's Discussion and Analysis of
Financial Condition and Results of Operations-
Capital Resources" contained elsewhere in this report for a description of limitations on the ability of the Corporation to pay dividends.


As of January 24,1997, there were 2,207 share-holders of record of the Corporation's Common
Stock.




Quarterly Common Stock Price Ranges and Dividends

                               1996               1995
_______________________________________________________________________________
Quarter               High    Low     Dividend     High       Low     Dividend
_______________________________________________________________________________

First              $ 21.63  $19.50    $.15       $15.25     $14.50    $.13
________________________________________________________________________________
Second               20.50   17.75     .15        19.25      14.50     .13
________________________________________________________________________________
Third                19.25   18.25     .15        21.25      18.50     .13
_______________________________________________________________________________
Fourth               22.50   18.25     .15        22.50      20.50     .13

                          {Triangle artwork}





                                         FIRST
                                      CHARTER
                                  CORPORATION