Form 10-K, Exhibit 13
period 1997-12-31
FIRST CHARTER CORP /NC/
filed 1998-03-31
CIK 717306

97 ANNUAL REPORT







                     (watermark image of FIRST CHARTER)

                                 FIRST CHARTER

      FIRST
  CHARTER

(icon of a building) Full Service Offices

(icon of a bullet) 24 Hour ATM Banking

(icon of a flag) Drive-In Locations

BANK OF
    UNION

(icon of a star) Full Service Offices

(icon of a square) 24-Hour ATM Banking




     (picture of a map of North and South Carolina FIRST CHARTER & BANK OF
                        UNION and ATM bank location(s).)

                   First Charter Corporation and Subsidiaries
                      Selected Consolidated Financial Data

     The following table sets forth certain selected consolidated financial data concerning First Charter Corporation (the "Corporation") for the five years ended December 31, 1997. All financial data has been adjusted to reflect the acquisition of Carolina State Bank in 1997 and the acquisition of Bank of Union in 1995, each of which was accounted for as a pooling of interests. Additionally, all per share data has been retroactively adjusted to reflect a 6-for-5 stock split declared in the second quarter of 1997 and a stock split effected in the form of a 33 1/3% stock dividend declared in the fourth quarter of 1994. This information should be read in conjunction with the Management's Discussion and Analysis of Financial Condition and Results of Operations appearing elsewhere in this report, and is qualified in its entirety by reference to the more detailed consolidated financial statements of the Corporation and notes thereto.

                                                                 Years ended December 31,

(Dollars in thousands, except per share amounts)          1997        1996         1995          1994        1993

Income Statement Data:
     Interest income...............................   $   55,954  $   50,907    $  45,935     $  35,824  $  30,228
     Interest expense..............................       24,751      22,797       19,836        13,265     11,407
                                                      ----------  ----------    ---------     ---------  ---------
     Net interest income...........................       31,203      28,110       26,099        22,559     18,821
     Provision for loan losses.....................        2,702       1,540        1,991         1,105      1,134
     Net interest income after provision for
         loan losses...............................       28,501      26,570       24,108        21,454     17,687
     Noninterest income............................        9,452       7,271        6,278         5,560      5,394
     Noninterest expense...........................       25,642      19,354       19,181        17,283     16,067
                                                          ------      ------       ------        ------     ------
     Income before income taxes....................       12,311      14,487       11,205         9,731      7,014
     Income taxes..................................        3,910       4,418        2,901         2,653      1,828
                                                           -----       -----        -----         -----      -----
     Net income before cumulative effect
         of change in accounting principle.........        8,401      10,069        8,304         7,078      5,186
     Cumulative effect of change in
         accounting principle......................           --          --           --            --        300
                                                      ----------  ----------    ---------     ---------  ---------
     Net income....................................   $    8,401  $   10,069    $   8,304     $   7,078  $   5,486
                                                      ----------  ----------    ---------     ---------  ---------

Per Share Data:
     Basic net income before cumulative effect of
         accounting change ........................   $     0.91  $     1.10    $    0.95     $   0.81   $    0.61
     Diluted net income before cumulative effect
         of accounting change.....................          0.90        1.09         0.94         0.80        0.61
     Basic net income .............................         0.91        1.10         0.95         0.81        0.65
     Diluted net income............................         0.90        1.09         0.94         0.80        0.64
     Cash dividends declared.......................         0.53        0.50         0.43         0.34        0.26
     Period-end book value.........................         8.39        7.80         7.08         6.18        5.79
Balance Sheet Data (at period end):
     Securities available for sale.................   $  177,031  $  143,665    $ 151,252     $  44,966   $ 34,613
     Investment securities.........................           --      13,940        8,959        93,541     78,973
     Loans, net....................................      515,799     449,988      408,761       346,412    289,487
     Allowance for loan losses.....................        8,004       6,528        6,056         5,056      4,605
     Total assets..................................      761,694     680,257      626,490       536,182    454,469
     Deposits......................................      621,354     569,856      515,434       450,986    393,398
     Borrowed funds................................       53,279      32,895       39,714        25,374      8,100
     Total liabilities.............................      683,890     608,536      561,919       482,090    405,422
     Total shareholders' equity....................       77,804      71,721       64,571        54,092     49,047
Ratios:
     Net income to average shareholders' equity....        11.04%      14.77%       14.28%        13.48%     11.12%
     Net income to average total assets............         1.20        1.55         1.45          1.44       1.29
     Net interest income to average earning assets
         (tax equivalent)..........................         5.01        4.92         5.13         5.40       5.21
     Average loans to average deposits.............        83.92       80.11        80.48        77.93      74.76
     Net loans charged off during period
         to average loans..........................         0.25        0.24         0.26         0.23       0.33



                           FIRST CHARTER CORPORATION

Dear Fellow Shareholders:

(picture appears here of Board of Directors)

   1997 was a banner year for our First Charter Corporation. Our merger with Carolina State Bank became effective on December 22, 1997, giving us a substantial presence in the new markets of Cleveland and Rutherford Counties. Although Carolina State Bank had been in operation for only a few years, John Godbold and his team have established a sound book of business, which we look forward to building upon together over the coming years. First Charter National Bank has certainly been welcomed warmly in Shelby, Boiling Springs, Kings Mountain, Forest City and surrounding environs.

   We realized record earnings in 1997 totaling $11 million, or $1.19 basic income per share, before nonrecurring pretax charges of $3.4 million ($2.6 million net of income tax) associated with completing the acquisition of Carolina State Bank. Excluding the nonrecurring charges, 1997 earnings per share increased 8.8% compared to 1996. First Charter's 1997 results, excluding the nonrecurring charges, produced a return on average assets of 1.57% and a return on average equity of 14.40%, compared to prior year ratios of 1.55% and 14.77%, respectively.

   Including nonrecurring charges, First Charter earned $8.4 million, or $0.91 basic income per share, for the year ended 1997, compared to $10.1 million or $1.10 basic income per share in 1996. The 1997 results also reflect a $1.4 million provision for loan losses recorded by Carolina State Bank in 1997 compared to $619,757 for 1996, in recognition of increased 1997 charge-offs and portfolio growth.

   Total assets at December 31, 1997 were $762 million, up 12.0% from December 31, 1996. Gross loans increased 15% to $524 million, and total deposits increased 9% to $621 million from the previous year-end. Total shareholders' equity was $78 million at December 31, 1997, which represents a book value per share of $8.39 and an equity-to-assets ratio of 10.21%. At year-end 1997, First Charter had 9,268,573 shares outstanding. The closing price of First Charter Corporation Common Stock at December 31, 1997 was $26.00 per share resulting in a market capitalization for the Corporation of $241 million.

   Although we recognized substantial nonrecurring charges relating to our merger with Carolina State Bank, we were very satisfied with our operating results for 1997. With our focus on shareholder value, we felt it prudent to maximize our investment in the future by assuring a strong balance sheet on which to build. We are excited about 1998 and beyond.

   We are pleased to report the addition of three new directors to our First Charter Corporation board and three new directors to the board of First Charter National Bank as a result of our merger with Carolina State Bank. Charles F. Harry, III, former Chairman of the Board, and John J. Godbold, Jr., former President and Chief Executive Officer of Carolina State Bank, along with T. Carl Dedmon became directors of the Corporation at the effective date of the merger.

   In addition, Dr. Joe B. Godfrey of Forest City, James M. Rose, Sr. of Shelby and Larry D. Hamrick, Sr. of Kings Mountain were each elected to the Board of Directors of First Charter National Bank. The board of Carolina State Bank was characterized by its aggressive look to

                               1997 ANNUAL REPORT

the future, and we welcome these dynamic directors to First Charter and look forward to working with them.

   Our plans for 1998 and following are ambitious. We are in the midst of a strategic planning process at First Charter, and we are committed more than ever to the concept of a community-based financial services company. The roadmap we follow is our strategic plan, and we revisit it regularly to test its premises and to sharpen our strategic vision. Although we know that we cannot be all things to all people, we are constantly evaluating the breadth of our products and services and the means by which those products and services are provided to assure that we are in fact your best lifetime financial partner.



   Bankers and those who analyze banking companies for the investing public look to the efficiency ratio as a measure for present and future profitability potential. Our 1997 efficiency ratio at 53.1% compares favorably with peer banks, and so in 1998 we have chosen to make certain critical investments for the future and for the long range value of our company to our shareholders. Specifically, in 1998 we intend to invest in several new positions at the Corporation, including a Director of Marketing, a Human Resources Director, a Commercial Sales Manager, a Database Marketing Manager, and many more. The hiring and nurturing of strong leadership is the single most important ingredient to future success, and we are firmly committed to find, challenge and keep the finest management talent that we can.

   Continuing investments in new technologies will play a major role in the strategic direction of First Charter Corporation. Our customers truly do define convenience, and we are working diligently to provide all possible convenient ways to do business with First Charter National Bank and Bank of Union. Whether the customer prefers our financial services centers or one of our many ATMs or the flexibility of our 24-hour First Phone service or PC home banking, we intend to provide the solution. What we do know about our existing customers and our customers of the future is that their needs and wants are quite diverse and our services must be every bit as broad and flexible.

   In 1998 we will relocate into a new Bank of Union financial services center in Matthews to serve an already strong base of customers there. In addition, we plan to open a de novo Bank of Union center in Mint Hill on NC Highway 51 near the center of town. Both of these new facilities reflect our commitment to these growing communities of eastern Mecklenburg County and to our strong belief that a convenient physical presence is still an important means of delivering banking services to our customers.

   The future is bright for your First Charter Corporation. Over the past five years, the value of your First Charter investment has increased almost fivefold. This is an impressive record, but our charge is to make it continue. As we work to fulfill our strategic vision, our driving motivation will be to take advantage of that bright future to assure a superior return to you as shareholders of our fine company.



(picture appears here of Board of Directors)


                                       Sincerely,


                                       /s/ Lawrence M. Kimbrough

                                       Lawrence M. Kimbrough
                                       President and Chief Executive Officer

                           FIRST CHARTER CORPORATION

                  First Charter Corporation Board of Directors

William R. Black, M.D.
Oncologist

Michael R. Coltrane
President and Chief Executive Officer,
CT Communications, Inc.
Vice Chairman,
First Charter Corporation

J. Roy Davis, Jr.
Owner and Chief Executive Officer,
S&D Coffee, Inc.
Chairman,
First Charter Corporation

T. Carl Dedmon
President,
N/S Carolina Storage Systems, Inc.

James B. Fincher
Owner and President,
Mineral Springs Milling and Farm Supplies, Inc.

John J. Godbold
Executive Vice President,
First Charter National Bank

H. Clark Goodwin
President and Chief Executive Officer,
Bank of Union

Charles F. Harry, III
President,
Grover Enterprises

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

Branson C. Jones
Industry Consultant and Advisor,
Oiles America Corporation

Lawrence M. Kimbrough
President and
Chief Executive Officer,
First Charter Corporation  and
First Charter National Bank

Jerry E. McGee
President,
Wingate University

Hugh H. Morrison
President,
E. L. Morrison Co., Inc.

Thomas R. Revels
President and
Chief Executive Officer,
Novant/Presbyterian Health Services


                        Bank of Union Board of Directors


J. Roy Davis, Jr.
Owner and Chief Executive Officer,
S&D Coffee, Inc.
Chairman,
First Charter Corporation

Theodore C. Dellinger
Owner and Chief Executive Officer,
Dellinger, Inc.

William C. Deskins, M.D.
Family Practice,
Monroe Family Medical Center, P.A.

James B. Fincher
Owner and President,
Mineral Springs Milling and Farm Supplies, Inc.


H. Clark Goodwin
President and Chief Executive Officer,
Bank of Union

Frank H. Hawfield, Jr.
Owner and President,
Firestone Home and Auto Supply Store

Lawrence M. Kimbrough
President and
Chief Executive Officer,
First Charter Corporation and
First Charter National Bank

Joseph L. Little
Retired

Jerry E. McGee
President,
Wingate University

David C. McGuirt
Executive Vice President
and Corporate Secretary,
Bank of Union

David H. Stewart, Jr.
General Manager,
Berkshire Weaving, Inc.

Lane D. Vickery
Vice President,
Scott Wholesale Co.

Philip L. Wally
Executive Vice President/ General Manager,
Union Electric Membership Corporation



                 First Charter National Bank Board of Directors



Jane B. Brown
Private Investor

Grady S. Carpenter
President,
Security Oil Company, Inc.

J. Roy Davis, Jr.
Owner and Chief Executive Officer,
S&D Coffee, Inc.
Chairman,
First Charter Corporation

Joe B. Godfrey, M.D.
Family Practice

Larry D. Hamrick, Sr.
Owner,
Warlick and Hamrick Associates,
Insurance and Real Estate

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

Robert F. Lowrance
Owner and President,
A&A Realty Company

Ellen Linn Messinger
Private Investor

Hugh H. Morrison
President,
E. L. Morrison Co., Inc.

T. David Propst
President,
Earl's Tire Store, Inc.

James M. Rose, Sr.
President,
Leasing Services, Inc.

Robert L. Wall
Retired

James B. Widenhouse
Private Investor

                               1997 ANNUAL REPORT

                          Independent Auditors' Report





The Board of Directors
First Charter Corporation

We have audited the accompanying consolidated balance sheets of First Charter Corporation and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1997. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Charter Corporation and subsidiaries at December 31, 1997 and 1996, and the results of their operations and cash flows for each of the years in the three-year period ended December 31, 1997, in conformity with generally accepted accounting principles.


                                                           KPMG Peat Marwick LLP

Charlotte, North Carolina
January 23, 1998

                           FIRST CHARTER CORPORATION

                   First Charter Corporation and Subsidiaries
                           Consolidated Balance Sheets

                                                                                                     December 31,
(Dollars in thousands)                                                                            1997          1996


Assets
Cash and due from banks ................................................................      $ 33,077       $ 34,517
Interest bearing bank deposits .........................................................         7,975         10,855
Federal funds sold .....................................................................          --            4,510
Investment securities, market value of $13,979 in 1996 .................................          --           13,940
Securities available for sale:
     U.S. Government obligations .......................................................        22,333         39,095
     U.S. Government agency obligations ................................................        45,863         11,583
     Mortgage-backed securities ........................................................         9,676         14,513
     State and municipal obligations, nontaxable .......................................        85,532         72,050
     Other .............................................................................        13,627          6,424
                                                                                               -------        -------
          Total securities available for sale ..........................................       177,031        143,665
                                                                                               -------        -------
Loans ..................................................................................       524,076        456,709
    Less: Unearned income...............................................................          (273)          (193)
          Allowance for loans losses....................................................        (8,004)        (6,528)
                                                                                               -------        -------
    Loans, net..........................................................................       515,799        449,988
                                                                                               -------        -------
Premises and equipment, net.............................................................        15,949         13,954
Other assets............................................................................        11,863          8,828
                                                                                                ------          -----
         Total assets...................................................................      $761,694       $680,257
                                                                                              ========       ========

Liabilities and Shareholders' Equity
Deposits, domestic :
     Noninterest bearing demand ........................................................      $ 94,434       $ 94,160
     Interest bearing:
         NOW accounts ..................................................................        95,343         89,693
         Time ..........................................................................       365,442        329,129
         Certificates of deposit greater than $100 .....................................        66,135         56,874
                                                                                              --------       --------
              Total deposits ...........................................................       621,354        569,856
Other borrowings .......................................................................        53,279         32,895
Other liabilities ......................................................................         9,257          5,785
                                                                                              --------       --------
         Total liabilities .............................................................       683,890        608,536
                                                                                               -------       --------

Shareholders' equity:
Common stock - no par value; authorized,
     25,000,000 shares; issued and outstanding,
     9,268,573 shares in 1997 and 9,197,266 shares in 1996 .............................        49,514         43,101
Unrealized gains on securities available for sale, net .................................         3,188          1,688
Retained earnings ......................................................................        25,102         26,932
                                                                                                ------         ------
         Total shareholders' equity ....................................................        77,804         71,721
                                                                                                ------         ------
         Total liabilities and shareholders' equity ....................................      $761,694       $680,257
                                                                                              ========       ========

See accompanying notes to consolidated financial statements.

                               1997 ANNUAL REPORT

                   First Charter Corporation and Subsidiaries
                        Consolidated Statements of Income

                                                                           Years Ended December 31,
(Dollars in thousands, except per share amounts)                      1997              1996              1995

Interest income:
     Interest and fees on loans...........................    $      46,427     $      41,170     $      36,619
     Federal funds sold...................................              160               266               483
     Interest bearing bank deposits.......................              433               460               593
     Securities available for sale........................            8,113             8,304             3,179
     Investment securities:
         Taxable..........................................              766               707             2,852
         Non-taxable......................................               55                --             2,209
                                                                     ------            ------             -----
             Total interest income........................           55,954            50,907            45,935
                                                                     ------            ------            ------
Interest expense:
     Deposits ............................................           22,812            21,143            18,481
     Federal funds purchased and securities
         sold under agreements to repurchase..............            1,256             1,006               727
     Federal Home Loan Bank borrowings....................              683               648               628
                                                                     ------            ------            ------
              Total interest expense......................           24,751            22,797            19,836
                                                                     ------            ------            ------
                   Net interest income....................           31,203            28,110            26,099
Provision for loan losses.................................            2,702             1,540             1,991
                                                                      -----             -----             -----
     Net interest income after provision for loan losses..           28,501            26,570            24,108
                                                                     ------            ------            ------
Noninterest income:
     Trust income.........................................            1,901             1,490             1,556
     Service charges on deposit accounts..................            3,928             3,291             2,909
     Insurance and other commissions......................              867               569               408
     Securities available for sale transactions, net......              832               243                 4
     Investment securities transactions, net..............               --                --               (29)
     Other................................................            1,924             1,678             1,430
                                                                      -----             -----             ----
         Total noninterest income ........................            9,452             7,271             6,278
                                                                      -----             -----             -----
Noninterest expense:
     Salaries and fringe benefits.........................           11,415            10,538             9,549
     Occupancy and equipment..............................            3,815             2,923             2,670
     Other ...............................................           10,412             5,893             6,962
                                                                     ------             -----             -----
         Total noninterest expense .......................           25,642            19,354            19,181
                                                                     ------            ------            ------
         Income before income taxes ......................           12,311            14,487            11,205
Income taxes  ............................................            3,910             4,418             2,901
                                                                      -----             -----             -----
         Net income.......................................   $        8,401    $       10,069    $        8,304
                                                                 ==============    ==============    ==============
         Basic net income per share ......................   $         0.91    $         1.10    $         0.95
                                                               ==============    ==============    ==============
         Weighted average common shares ..................        9,236,786         9,183,738         8,779,066
         Diluted net income per share ...................    $         0.90    $         1.09      $       0.94
                                                              ==============    ==============      ============
         Weighted average common and common
              equivalent shares...........................        9,339,060         9,234,946          8,846,355

See accompanying notes to consolidated financial statements.

                           FIRST CHARTER CORPORATION

                   First Charter Corporation and Subsidiaries
                Consolidated Statements of Shareholders' Equity

                                                                                                           Unrealized
                                                                                                        Gains (Losses)
                                                                                                         on Securities
                                                                    Common Stock             Retained    Available for
         (Dollars in thousands)                             Shares           Amount          Earnings        Sale, Net      Total
         ---------------------------------------------------------------------------------------------------------------------------
          Balance December 31, 1994.................      7,076,165       $  39,553       $  15,013        $    (474)    $ 54,092
          Net income for 1995.......................             --              --           8,304               --        8,304
          Cash dividends of $.43 per share..........             --              --          (2,618)              --       (2,618)
          Purchase and retirement of
              common stock .........................        (40,781)           (567)            (61)              --         (628)
          Stock options exercised and Dividend
              Reinvestment Plan stock issued........         43,614             577              --               --          577
          Pre-merger transactions of pooled bank....        247,352           2,632              --               --        2,632
          Unrealized gain on securities
              available for sale, net ..............             --              --              --            2,212        2,212
                                                          ---------          ------          ------            -----       ------
          Balance December 31, 1995.................      7,326,350          42,195          20,638            1,738       64,571
          Net income for 1996.......................             --              --          10,069               --       10,069
          Cash dividends of $.50 per share..........             --              --          (3,775)              --       (3,775)
          Purchase and retirement of
              common stock .........................        (22,858)           (486)             --               --         (486)
          Stock options exercised and Dividend
              Reinvestment Plan stock issued........         88,057           1,390              --               --        1,390
          Pre-merger transactions of pooled bank....            205               2              --               --            2
          Unrealized loss on securities
              available for sale, net...............             --              --              --              (50)         (50)
                                                          ---------          ------          ------            -----       ------
          Balance December 31, 1996.................      7,391,754          43,101          26,932            1,688       71,721
          Net income for 1997.......................             --              --           8,401               --        8,401
          Cash dividends of $.53 per share..........             --              --          (4,246)              --       (4,246)
          Purchase and retirement of
              common stock .........................        (64,118)         (1,126)           (193)              --       (1,319)
          Stock options exercised and Dividend
              Reinvestment Plan stock issued........         69,560           1,263              17               --        1,280
          6-for-5 stock split.......................      1,260,172           5,809          (5,809)              --           --
          Pre-merger transactions of pooled bank....        611,205             467              --               --          467
          Unrealized gain on securities
              available for sale, net...............             --              --              --            1,500        1,500
                                                          ---------       ---------       ----------       ---------     --------
          Balance December 31, 1997.................      9,268,573       $  49,514       $  25,102        $   3,188     $ 77,804
                                                          =========       =========       =========        =========     ========

          See accompanying notes to consolidated financial statements.

                               1997 ANNUAL REPORT

                   First Charter Corporation and Subsidiaries
                     Consolidated Statements of Cash Flows

                                                                                Years Ended December 31,
(Dollars in thousands)                                                  1997              1996             1995

Cash flows from operating activities:
   Net income.................................................    $    8,401       $    10,069      $     8,304
   Adjustments to reconcile net income to net
     cash provided by operating activities:
       Provision for loan losses..............................         2,702             1,540            1,991
       Depreciation and amortization..........................         2,158             1,494            1,143
       Premium amortization and (discount accretion), net.....          (233)               58             (189)
       Net loss on investment securities transactions.........            --                --               29
       Net gain on securities available for sale transactions.          (832)             (243)              (4)
       Net loss (gain) on sale of premises and equipment......           (12)                4               43
       Origination of mortgage loans held for sale............       (11,843)          (11,011)         (22,960)
       Proceeds from sale of mortgage loans available for sale        10,671            10,946           22,805
       Decrease (increase) in other assets....................        (2,170)              276             (221)
       Increase (decrease) in other liabilities...............         1,971              (985)           1,664
                                                                       -----              ----            -----
                  Net cash provided by operating activities           10,813            12,148           12,605
                                                                      ------            ------           ------
Cash flows from investing activities:
   Proceeds from sales of investment securities...............            --                --            1,725
   Proceeds from sales of securities available for sale.......        33,585             6,091           17,753
   Proceeds from maturities and issuer calls of
       investment securities, net.............................         1,500                --           34,898
   Proceeds from maturities of securities available for sale..        32,092            43,165           18,696
   Purchase of investment securities..........................        (1,813)           (4,948)         (47,515)
   Purchase of securities available for sale..................       (81,256)          (41,525)         (43,738)
   Net increase in loans......................................       (67,774)          (43,133)         (64,197)
   Proceeds from sales of premises and equipment..............           254               144              304
   Purchase of premises and equipment.........................        (4,295)           (3,701)          (2,132)
                                                                     -------           --------         -------
       Net cash used by investing activities..................       (87,707)          (43,907)         (84,206)
                                                                     -------           --------         --------
Cash flows from financing activities:
   Net increase in demand, NOW,
       money market, and savings accounts.....................        22,367            28,071           25,149
   Net increase in certificates of deposit....................        29,132            26,350           39,300
   Net increase (decrease) in securities sold under repurchase
       agreements and other borrowings........................        20,383            (6,819)          13,716
Purchase of common stock......................................        (1,319)             (486)            (628)
Proceeds from issuance of common stock........................         1,280             1,390              577
Pre-merger transactions of pooled bank........................           467                 2            2,632
Dividends paid................................................        (4,246)           (3,775)          (2,618)
                                                                     -------            -------          ------
       Net cash provided by financing activities..............        68,064            44,733           78,128
                                                                     -------            ------           ------
       Net increase (decrease) in cash and cash equivalents           (8,830)           12,974            6,527
       Cash and cash equivalents at beginning of period.......        49,882            36,908           30,381
                                                                      ------            ------           ------
       Cash and cash equivalents at end of period.............    $   41,052       $    49,882      $    36,908
                                                                  ==========       ===========      ===========
Supplemental disclosures of cash flow information:
 Cash paid during the year for:
       Interest...............................................    $   20,020       $    22,378      $    19,589
                                                                  ==========       ===========      ===========
       Income taxes...........................................    $    4,915       $     4,677      $     3,828
                                                                  ==========       ===========      ===========
Supplemental disclosure of non-cash transactions:
   Transfers of loans, premises and equipment
       to other real estate owned.............................    $      434       $       889      $        12
                                                                  ==========       ===========      ===========
Investment securities transferred to available for sale.......    $   14,825       $        --      $    95,498
                                                                  ==========       ===========      ===========
Unrealized gain (loss) in value of securities available for sale
   (net of tax effect of $960, ($33), and $1,414.
    for 1997, 1996, and 1995, respectively)...................   $    1,500       $       (50)     $      2,212
                                                                  ==========       ===========      ===========

See accompanying notes to consolidated financial statements.

                           FIRST CHARTER CORPORATION


                   First Charter Corporation and Subsidiaries
                   Notes to Consolidated Financial Statements
                        December 31, 1997, 1996, and 1995

(1) Summary of Significant Accounting Policies

     The following is a description of the more significant accounting and reporting policies which First Charter Corporation (the "Corporation") and its subsidiaries, First Charter National Bank ("First Charter ") and Bank of Union ("Union") (collectively referred to as the "Banks"), follow in preparing and presenting their consolidated financial statements. In consolidation, all significant intercompany accounts and transactions have been eliminated. All historical financial data has been adjusted to reflect the acquisition of Carolina State Bank ("CSB") in 1997 and the acquisition of Bank of Union in 1995, each of which was accounted for as a pooling of interests (Note 2).

     (a) Securities - The Corporation accounts for investment securities under the provisions of the Financial Accounting Standards Board (FASB)'s Statement of Financial Accounting Standards (Standard) No. 115, "Accounting for Certain Investments in Debt and Equity Securities." At December 31, 1997 all of the Corporation's securities are categorized as available-for-sale and, accordingly, are reported at fair value, with any unrealized gains or losses, net of taxes, shown as a separate component of shareholders' equity. The Corporation intends to hold these available-for-sale securities for an indefinite period of time but may sell them prior to maturity.

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

     In accordance with Standard No. 114, "Accounting by Creditors for Impairment of a Loan," management considers a loan to be impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to contractual terms of the loan agreement. Factors that influence management's judgment include, but are not limited to, loan payment pattern, source of repayment, and value of collateral. A loan would not be considered impaired if an insignificant delay in loan payment occurs and management expects to collect all amounts due. The major sources for identification of loans to be evaluated for impairment include past due and nonaccrual reports, internally generated lists of loans of certain risk grades, and regulatory reports of examination.

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

     Allowances for loan losses related to loans that are identified as impaired in accordance with Standard No. 114 are based on discounted cash flows using the loans' initial interest rates or the fair value of the collateral if the loan is collateral dependent. Large groups of smaller-balanced, homogenous loans that are collectively evaluated for impairment (residential mortgage and consumer installment loans) are excluded from this impairment evaluation in accordance with Standard No. 114, and their allowance is calculated in accordance with the allowance for loan losses policy discussed above.

                               1997 ANNUAL REPORT

     Management considers the December 31, 1997 allowance for loan losses adequate to cover inherent losses in the Banks' loan portfolios. Management believes it has established the allowance in accordance with generally accepted accounting principles and in consideration of the current economic environment. While management uses the best information available to make evaluations, future additions to the allowance may be necessary based on changes in economic and other conditions. Additionally, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for loan losses. Such agencies may require the recognition of additions to the allowance based on their judgments of information available to them at the time of their examinations.

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

     (e) Income Taxes - Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

     (f) Loan Fees and Costs - Nonrefundable loan fees and certain direct costs associated with originating or acquiring loans are deferred and recognized over the life of the related loans as an adjustment to interest income.

     (g) Cash Flows - For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks and federal funds sold. Generally, federal funds are sold for one-day periods.

     (h) Derivative Financial Instruments - All derivative financial instruments held by the Corporation are held for purposes other than trading. The Corporation uses interest rate floors for interest rate risk management. Interest rate floors are designated as a hedge against variable rate commercial loans. The net interest payable or receivable on floors is accrued and recognized as an adjustment to interest income or interest expense of the related asset or liability. Premiums paid for purchased floors are amortized over the shorter of the term of the floor or the related asset or liability. Upon the early termination of floors, the net proceeds received or paid, including premiums, are deferred and included in other assets or liabilities and amortized over the shorter of the remaining contract life or the maturity of the related asset or liability. Upon disposition or settlement of the asset or liability being hedged, deferral accounting is discontinued and any other related premium is recognized in earnings.

     (i) Net Income Per Share - In February 1997, the FASB issued Standard No. 128, "Earnings Per Share," which applies to all entities with publicly held common stock or potential common stock. This statement replaces the presentation of primary earnings per share ("EPS") with a presentation of basic EPS. It also requires dual presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures, and it requires a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation. Standard No. 128 requires restatement of all prior-period EPS data presented. The Corporation adopted this statement for the year ended December 31, 1997. Therefore, the EPS data for the years ended December 31, 1996 and 1995 have been restated to comply with this statement.

                            FIRST CHARTER COPORATION

     Basic net income per share is computed by dividing net income by the weighted average number of shares of common stock outstanding for the year. Diluted net income per share reflects the potential dilution that could occur if the Corporation's common stock equivalents, which consist of dilutive stock options, were exercised. The numerators of the basic net income per share computations are the same as the numerators of the diluted net income per share computations for all periods presented. A reconciliation of the denominator of the basic net income EPS computations to the denominator of the diluted EPS computations is as follows:


                                                                       Years Ended December 31,
                                                        1997                    1996                    1995
   Basic EPS denominator:
     Weighted average number of common shares
     outstanding.................................    9,236,786               9,183,738               8,779,066
   Dilutive effect arising from assumed exercise
      of stock options...........................      102,274                  51,208                  67,289
                                                       -------                  ------                  ------
   Diluted EPS denominator.......................    9,339,060               9,234,946               8,846,355
                                                     =========               =========               =========

     Income per share for periods prior to 1997 has been restated to reflect the 6-for-5 stock split declared in the second quarter of 1997.

     (j) Stock-Based Compensation - Standard No. 123, "Accounting for Stock-Based Compensation", was issued by the FASB in October 1995. Standard No. 123 requires that the fair value of employee stock-based compensation plans be recorded as a component of compensation expense in the statement of income as of the date of grant of awards related to such plans or that the impact of such fair value on net income and earnings per share be disclosed on a pro forma basis in a footnote to the financial statements for awards granted after December 15, 1994, if the accounting for such awards continues to be in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25). The Corporation adopted Standard No. 123 on January 1, 1996 and has elected to continue accounting for stock-based compensation under the provisions of APB 25. The pro forma impact on net income and earnings per share is disclosed in Note 15.

(2) Mergers

     (a) On August 15, 1997, the Corporation entered into an Agreement and Plan of Merger with CSB, pursuant to which CSB merged with and into First Charter (the "Merger"). On December 22, 1997, the Merger was completed and was accounted for as a pooling of interests. Accordingly, all current and prior years' financial statements have been restated to combine the accounts of CSB with those of the Corporation.

     As of December 22, 1997, there were 1,663,992 shares of CSB common stock outstanding. Each share of CSB common stock was converted into 1.023 shares of the Corporation's common stock.

     CSB was a North Carolina-chartered commercial bank providing general banking services through a network of four branch offices located in Shelby, Kings Mountain, Boiling Springs and Forest City, North Carolina, which are now branches of First Charter. At December 31, 1996, CSB had total assets of approximately $133 million and total deposits of approximately $115 million. In the fourth quarter of 1997, the Corporation recognized $3,355,680 of costs associated with the acquisition of CSB. The primary components of these merger-related expenses were transaction and professional expenses and various severance-related obligations.

                               1997 ANNUAL REPORT


     Separate results of operations of the combined entities for the nine months ended September 30, 1997, and years ended December 31, 1996 and 1995 were as follows (dollars in thousands, except per share data):


                                Nine Months Ended
                                  September 30,                         Years Ended December 31,
                           ---------------------------    -------------------------------------------------------
                                      1997                             1996                         1995
                                -------------------             -------------------         -------------------
                                Previously Reported             Previously Reported         Previously Reported
                                -------------------             -------------------         -------------------
                              Corp-                        Corp-                        Corp-
                            oration   CSB    Restated     oration    CSB   Restated    oration    CSB   Restated
                           ------------------------------------------------------------------------------------
Net interest income.....    $18,891 $4,069    $22,960    $23,313   $4,797  $28,110    $21,984    $4,115   $26,099
Net income ........           7,401    717      8,118      8,853    1,216   10,069      7,003     1,301     8,304
Basic income
per share  .............       0.97   0.44       0.88       1.17   0.76      1.10       0.94      1.02       0.95
Diluted income
per share  .............       0.97   0.44       0.87       1.17   0.76      1.09       0.93      1.02       0.94

(b) On December 21, 1995, the Corporation completed its acquisition of Union, in which a newly formed subsidiary of the Corporation merged with Union and Union became a wholly owned subsidiary of the Corporation. The acquisition of Union was accounted for as a pooling of interests.

     Union is a state-chartered commercial bank organized under the laws of North Carolina in 1985. At December 31, 1995, Union had total assets of approximately $147 million and total deposits of approximately $129 million. Union provides general banking services through a network of five branch offices located in Union and Mecklenburg Counties, North Carolina. Through its subsidiary, BOU Financial, Inc., Union also offers discount brokerage services, insurance and annuity sales and financial planning services. In the fourth quarter of 1995, the Corporation recognized $1,062,150 of costs associated with the acquisition of Union. These costs included legal, accounting, investment banking, regulatory filings, proxy printing and solicitation expenses.

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

     Reclassifications of certain amounts in the 1996 and 1995 consolidated financial statements have been made to conform with the financial statement presentation for 1997. Such reclassifications had no effect on the net income or shareholders' equity as previously reported.

                           FIRST CHARTER CORPORATION

 (4) Securities Available for Sale

     Securities available for sale at December 31, 1997 and 1996 are summarized as follows:


                                                                               Gross         Gross
(Dollars in thousands)                                    Amortized       Unrealized    Unrealized              Fair
                                                               Cost            Gains        Losses             Value
                                                          ----------------------------------------------------------
          1997
U.S. Government obligations......................    $       22,072     $        267   $         6   $        22,333
U.S. Government agency obligations...............            45,856               43            36            45,863
Mortgage-backed securities.......................             9,596              130            50             9,676
State, county and municipal obligations..........            83,796            1,897           161            85,532
Equity securities................................            10,485            3,142            --            13,627
                                                             ------            -----          ----            ------
     Total ......................................    $      171,805     $      5,479   $       253   $       177,031
                                                     ==============     ============   ===========   ===============

           1996
U.S. Government obligations......................    $       38,732     $        408   $        45   $        39,095
U.S. Government agency obligations...............            11,578               31            26            11,583
Mortgage-backed securities.......................            14,525              151           163            14,513
State, county and municipal obligations..........            71,172            1,480           602            72,050
Equity securities................................             4,893            1,542            11             6,424
                                                              -----            -----            --             -----
     Total ......................................    $      140,900     $      3,612   $       847   $       143,665
                                                     ==============     ============   ===========   ===============

     A schedule of debt securities by contractual maturity at December 31, 1997 is shown below on an amortized cost basis and on a market value basis. Actual maturities could differ from contractual maturities due to call or prepayment provisions.


                                                       Amortized        Market
(Dollars in thousands)                                    Cost          Value
                                                          ----          -----
Debt securities available for sale:
   Due in one year or less.......................    $    13,283   $    13,319
   Due from one to five years....................         53,195        54,190
   Due from five to ten years....................         68,277        68,900
   Due after 10 years............................         16,979        17,319
   Mortgage-backed securities....................          9,586         9,676
                                                         -------       -------
Total............................................    $   161,320   $   163,404
                                                         =======       =======


     Securities with an aggregate carrying value of $70,354,000 at December 31, 1997 were pledged to secure public deposits, securities sold under agreements to repurchase and Federal Home Loan Bank borrowings. Proceeds from the sale of securities available for sale were $33,585,000 in 1997, $6,091,000 in 1996, and $17,753,000 in 1995. Gross gains of $844,000 and gross losses of $12,000 were realized in 1997. Gross gains of $265,000 and gross losses of $22,000 were realized in 1996. Gross gains of $71,000 and gross losses of $67,000 were realized in 1995. At December 31, 1997, the Banks owned stock in the Federal Home Loan Bank of Atlanta with book and market values of $4,714,000, which is included in equity securities and classified as available for sale.

                               1997 ANNUAL REPORT

(5) Investment Securities

     During December 1995, the entire portfolio of First Charter Corporation investment securities, with an amortized cost of $82,034,110 and unrealized gains of $1,510,027, was transferred to securities available for sale, in accordance with FASB's implementation guide for Standard 115, "Accounting for Certain Investments in Debt and Equity Securities". In addition, following the acquisition of CSB in 1997, First Charter transferred CSB's investment securities with amortized cost of $13,464,188 and unrealized gains $27,073 to securities available for sale.

     Proceeds from the sale of investment securities were $1,725,292 in 1995. In 1995, mortgage-backed securities were sold, all of which had paydowns of more than 85% of the original purchase amount. Gross gains of $18,418 and gross losses of $46,972 were realized in 1995.

     The amortized cost and estimated market values of securities held to maturity at December 31, 1996, are presented below:



                                                Gross             Gross        Estimated
                                            Amortized        Unrealized       Unrealized            Market
(Dollars in thousands)                           Cost             Gains           Losses             Value
----------------------------------------------------------------------------------------------------------
U.S. Government obligations.........          $13,940               $39               --           $13,979
                                             =============================================================

(6)  Loans

     The Corporation's primary market area includes the states of North and South Carolina, and predominately centers on the Metro region of Charlotte, North Carolina. At December 31, 1997, the majority of the total loan portfolio, as well as a substantial portion of the commercial and real estate loan portfolios, were to borrowers within this region. The diversity of the region's economic base tends to provide a stable lending environment. An area of significant concentration of credit risk has not been specified due to the diverse industrial base in the region.



     Loans at December 31, 1997 and 1996 are as follows:


(Dollars in thousands)                                                                1997                1996
--------------------------------------------------------------------------------------------------------------
Commercial, financial and agricultural...................................  $        80,656     $        63,552
Real estate - construction...............................................           76,429              47,133
Real estate - commercial.................................................          133,185             128,406
Real estate - residential................................................          171,003             148,999
Installment..............................................................           62,803              68,619
                                                                                    ------              ------
     Total...............................................................  $       524,076     $       456,709
                                                                           ===============     ===============


Nonaccrual loans included above..........................................  $         2,105     $         1,630
Other real estate........................................................            1,418                 759
Loans 90 days or more past due and still
     accruing included above.............................................            2,109                 685
                                                                                     -----                 ---
     Total problem assets................................................  $         5,632     $         3,074
                                                                           ===============     ===============



     It is the Corporation's policy to review each prospective credit in order to determine acceptable repayment terms, levels of collateral required, if any, and any such other conditions as may be appropriate to secure the credit prior to commitment. The type of collateral ranges from highly liquid assets, such as cash on deposit, to unimproved real estate.

                              FIRST CHARTER CORPORATION

     Interest income that would have been recorded on nonaccrual loans and restructured loans for the years ended December 31, 1997, 1996, and 1995, had they performed in accordance with their original terms, amounted to approximately $225,000, $174,000, and $330,000, respectively. Interest income on all such loans included in the results of operations for 1997, 1996, and 1995 amounted to approximately $22,000, $42,000, and $82,000, respectively.

     In accordance with Standards No. 114 and No. 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures," the recorded investment in impaired loans was $2,216,380 (of which $2,062,173 was on nonaccrual) and $1,954,924 (of which $1,367,029 was on nonaccrual) for 1997 and 1996, respectively. The recorded investment of all impaired loans for both years had related allowances for loan losses. The related allowance for loan losses on these loans was $764,538 and $724,248 for 1997 and 1996, respectively. The average recorded investment in impaired loans for 1997 was $2,363,335, and the income recognized during 1997 was $29,453, none of which was recognized using the cash method of income recognition. The average recorded investment in impaired loans for 1996 was $2,473,719, and the income recognized during 1996 was $181,905, of which $75,562 was recognized using the cash method of income recognition. The average recorded investment in impared loans for 1995 was $3,778,224, and the income recognized during 1995 was $101,746, of which $62,294, was recognized using the cash method of income recognition.

     Other real estate increased to $1,418,000 at December 31, 1997 from $759,000 at December 31, 1996. The components of other real estate at December 31, 1997 consisted of (i) three construction loans totaling $556,000, (ii) ten residential loans totaling $239,000, (iii) one commercial loan totaling $250,000, and (iv) property reclassified from premises and equipment which was originally purchased for construction of a branch location totaling $373,000. The components of other real estate at December 31, 1996 consisted of (i) two construction loans totaling $304,000, (ii) one residential loan totaling $7,000, and (iii) property reclassified from premises and equipment which was originally purchased for construction of a branch location totaling $448,000.

     The following is a reconciliation of loans outstanding to executive officers, directors and their associates for the year ended December 31, 1997:



(Dollars in thousands)
Balance at December 31, 1996.................................................................        $    11,000
New loans....................................................................................              3,040
Principal repayments.........................................................................             (6,993)
                                                                                                          ------
Balance at December 31, 1997.................................................................        $     7,047
                                                                                                          ======

     In the opinion of management, these loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other borrowers. Such loans, in the opinion of management, do not involve more than the normal risks of collectibility.

(7) Allowance for Loan Losses

     The following is a summary of the changes in the allowance for loan losses for each of the years in the three-year period ended December 31, 1997:







(Dollars in thousands)                                                   1997                1996             1995
------------------------------------------------------------------------------------------------------------------
Beginning balance.............................................       $  6,528           $   6,056        $   5,056
Add:
Provision charged to operations...............................          2,702               1,540            1,991
                                                                        -----               -----            -----
                                                                        9,230               7,596            7,047
                                                                       ------              ------            -----
Less:
Loan charge-offs..............................................          1,626               1,466            1,207
  Less loan recoveries........................................            400                 398              216
                                                                        -----               -----            -----
     Net loan charge-offs.....................................          1,226               1,068              991
                                                                        -----               -----              ---
Ending balance................................................       $  8,004           $   6,528        $   6,056
                                                                     ========           =========        =========

                               1997 ANNUAL REPORT

 (8) Premises and Equipment

     Premises and equipment at December 31, 1997 and 1996 are summarized as follows:


(Dollars in thousands)                                                                   1997             1996
--------------------------------------------------------------------------------------------------------------
Land............................................................................  $     5,093      $     4,259
Buildings.......................................................................        8,870            8,378
Furniture and equipment.........................................................       12,277           10,338
Leasehold improvements..........................................................          892              686
                                                                                       ------           ------
                                                                                       27,132           23,661

Less accumulated depreciation and amortization..................................       11,183            9,707
                                                                                       ------            -----
Premises and equipment, net                                                    $       15,949     $     13,954
                                                                               ==============     ============

(9)  Deposits

     A summary of deposit balances at December 31, 1997 and 1996 is as follows:

(Dollars in thousands)                                                                   1997             1996
--------------------------------------------------------------------------------------------------------------
Noninterest bearing demand......................................................  $    94,434      $    94,160
NOW accounts....................................................................       95,343           89,693
Time:
    Insured money market accounts...............................................       63,580           42,807
    Savings deposits............................................................      117,317          121,643
    Certificates of deposit.....................................................      250,680          221,553
                                                                                      -------          -------
Total...........................................................................  $   621,354      $   569,856
                                                                                  ===========      ===========

     The aggregate amount of certificates of deposit with denominations greater than $100,000 was $66,135,000 and $56,873,000 at December 31, 1997 and 1996,
respectively, and the related interest expense was approximately $4,003,000 and $3,264,000 in 1997 and 1996, respectively.

     At December 31, 1997, the scheduled maturities of all time deposits, including certificates of deposit greater than $100,000, are as follows:


                             (Dollars in thousands)

                             1998......................................      $    317,794
                             1999......................................           105,545
                             2000......................................             7,989
                             2001......................................                65
                             2002 and after............................               184
                                                                                 --------

                                                                             $    431,577
                                                                             ============

                           FIRST CHARTER CORPORATION

(10) Other Borrowings

     The following is a schedule of securities sold under repurchase agreements, federal funds purchased and Federal Home Loan Bank ("FHLB") borrowings:

                                                                   Interest                                     Maximum
                                                 Balance             Rate                    Average        Outstanding
                                                   as of            as of         Average   Interest             at Any
(Dollars in thousands)                      December 31,     December 31,         Balance       Rate          Month-end
------------------------------------------------------------------------------------------------------------------------
          1997
Federal funds purchased and securities
     sold under agreements
     to repurchase .................      $       26,346            5.03%   $      25,963      4.93%     $       28,855
FHLB borrowings.....................              26,933            6.54%          10,627      6.43%             26,934
                                                  ------                           ------                        ------
     Total .........................      $       53,279                    $      36,590                $       55,789
                                           ==============                    =============                ==============
          1996
Federal funds purchased and securities
     sold under agreements
     to repurchase .................      $       21,728            4.76%   $      21,773      4.61%     $       25,150
FHLB borrowings.....................              11,167            6.15%          10,385      6.24%             11,290
                                                  ------                           ------                        ------
     Total..........................      $       32,895                    $      32,158                $       36,440
                                          ==============                    =============                ==============


       At December 31, 1997, the Banks had two available lines of credit with the FHLB totaling $52.5 million with $26,933,275 outstanding. The outstanding amounts consist of $24,400,000 maturing in 1998, $260,417 maturing in 1999, $1,142,858 maturing in 2001, $600,000 maturing in 2003, and $530,000 maturing in
2011. In addition, the Banks are required to pledge collateral to secure the advances as described in the line of credit agreements. The collateral consists of FHLB stock and qualifying 1-4 family residential mortgage loans.

     Federal funds purchased represent unsecured overnight borrowings from other financial institutions by the Banks. Securities sold under agreement to repurchase represent short-term borrowings by the Banks with maturities ranging from 1 to 89 days collateralized by a portion of the Corporation's securities of the United States government or its agencies, which have been delivered to a third party custodian for safekeeping.

(11) Derivative Financial Instruments

     Off-balance sheet derivative financial instruments, such as interest rate swaps, interest rate floor and cap arrangements and interest rate futures and option contracts, are available to the Corporation to assist in managing interest rate risks. As of December 31, 1997, the Corporation has only used interest rate floors. Interest rate floors are used to protect certain designated variable rate financial instruments from the downward effects of their repricing in the event of a decreasing rate environment. The Corporation is using this financial instrument as a hedge against variable rate loans. The total cost of this arrangement was $130,000, which is expensed on a straight-line basis for the life of the instrument. The Corporation expensed $26,000 related to this financial instrument for each of the years ended December 31, 1997, 1996 and 1995. During part of 1997, the index rate was below the floor rate, and the Corporation recognized $12,000 as additional interest income on its variable rate loans. The fair value of this financial instrument was $91,000 compared to a book value of $52,000 at December 31, 1997 and a fair value of $276,000 compared to a book value of $78,000 at December 31, 1996. The table below summarizes the Corporation's off-balance sheet derivative financial instrument at December 31, 1997.

Interest rate floor agreements at December 31, 1997:

                                                                                                   Current
                                                              Notional             Floor            Index          Maturity
(Dollars in thousands)                                         Amount              Rate             Rate              Date
----------------------------------------------------------------------------------------------------------------------------
Interest rate floors....................................       $ 20,000             8.50%            8.50%         1/23/2000
                                                               ========             ====             ====          =========

                               1997 ANNUAL REPORT


(12) Other Noninterest Expense

     Components of other noninterest expense in excess of one percent of the aggregate amount of total interest income and total noninterest income are as follows:


(Dollars in thousands)                                                   1997              1996             1995
----------------------------------------------------------------------------------------------------------------
Advertising.............................................             $  1,039         $     644         $    582
Data processing.........................................                  744               465              260
Professional services...................................                1,416             1,109            1,043
FDIC insurance..........................................                   70                21              530
Stationery and supplies.................................                  844               904              737
Merger related..........................................                3,356                --            1,062
All other items.........................................                2,943             2,750            2,748
                                                                        -----             -----            -----
    Total...............................................      $        10,412     $       5,893    $       6,962
                                                              ===============     =============    =============


(13) Income Tax

     Income tax expense (benefit) consists of the following:

(Dollars in thousands)                                                Current          Deferred            Total
--------------------------------------------------------------------------------------------------------------
Year ended December 31, 1997
Federal.................................................             $  4,848         $ (1,394)         $  3,454
State...................................................                  742             (286)              456
                                                                        -----           ------             -----
     Total..............................................             $  5,590         $ (1,680)         $  3,910
                                                                     ========         ========          ========
Year ended December 31, 1996
Federal.................................................             $  3,768         $      71         $  3,839
State...................................................                  545                34              579
                                                                        -----               ---            -----
     Total..............................................             $  4,313         $     105         $  4,418
                                                                     ========         =========         ========
Year ended December 31, 1995
Federal.................................................             $  3,414         $   (831)         $  2,583
State...................................................                  477             (159)              318
                                                                        -----             ----             -----
     Total..............................................             $  3,891         $   (990)         $  2,901
                                                                     ========         ========          ========

     Income tax expense differed from the amounts computed by applying the U.S. federal income tax rate of 35% to pretax income as a result of the following:



                                                   1997                               1996                      1995

                                                              % of                         %of                      %of
                                                              Pretax                       Pretax                   Pretax
(Dollars in thousands)                           Amount        Income          Amount      Income        Amount     Income
--------------------------------------------------------------------------------------------------------------------------

Income before income taxes..............       $  12,311                   $   14,487                $   11,025
Tax at federal income tax rate..........           4,309       35.0%            5,070      35.0%          3,922     35.0%
Reasons for differences:
     Tax exempt income..................          (1,199)      (9.7)           (1,088)     (7.5)           (805)    (7.2)
     Nondeductible merger expense.......             459        3.7                --        --             330      3.0
     State income tax, net of
         federal benefit................             296        2.4               376       2.6             207      1.8
     Change in deferred tax assets
         valuation allowance............              --         --                --        --            (637)    (5.7)
     Other..............................              45        0.4                60       0.4            (116)    (1.0)
                                                   -----        ---                --       ---            ----     ----
         Total..........................       $   3,910       31.8%       $    4,418      30.5%     $    2,901     25.9%
                                               =========       ====        ==========      ====      ==========     ====

                           FIRST CHARTER CORPORATION



    The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1997 and 1996 are presented below.


(Dollars in thousands)                                                                       1997                1996
---------------------------------------------------------------------------------------------------------------------
Deferred Tax Assets:
     Provision for loan losses.....................................................        $   3,179           $   2,555
     Accrued expenses deductible when paid for tax purposes........................            1,062                 254
     Other.........................................................................              171                 105
                                                                                               -----               -----
       Total gross deferred tax assets.............................................            4,412               2,914
     Less valuation allowance......................................................               --                  --
                                                                                                -----               -----
       Deferred tax asset, net of valuation allowance..............................            4,412               2,914
                                                                                               -----               -----
Deferred Tax Liabilities:
     Unrealized gain on securities available for sale..............................           (2,038)             (1,077)
     Deferred loan fees............................................................             (188)               (172)
     Fixed assets primarily due to difference in depreciation......................             (127)               (122)
     Loan loss reserve recapture...................................................             (516)               (661)
     Other.........................................................................              (78)               (136)
                                                                                              -------              ------
         Total gross deferred tax liability........................................           (2,947)             (2,168)
                                                                                              ------               ------
     Net deferred tax asset........................................................        $   1,465           $     746
                                                                                           ===========          ==========


     A portion of the current year change in the net deferred tax asset relates to unrealized gains and losses on securities available for sale. The related current period deferred tax expense of $961,000 has been recorded directly to shareholders' equity. The balance of the change in the net deferred tax asset results from the current period deferred tax benefit of $1,680,000.

     There was no valuation allowance for deferred tax assets as of January 1, 1996. There was no change in the total valuation allowance during 1997 and 1996. It is management's belief that realization of the deferred tax asset is more likely than not.

     Tax returns for 1994 and subsequent years are subject to examination by taxing authorities.

(14) Retirement Plan Contributions

     The Corporation has a qualified Retirement Savings Plan (401(k) Plan) for all eligible employees of First Charter and Union. Pursuant to the Savings Plan, an eligible employee may elect to defer between 1% and 10% of compensation. In the discretion of the Board of Directors, the Corporation may contribute an amount necessary to match all or a portion of a participant's elective deferrals in an amount to be determined by the Board of Directors from time to time, up to a maximum of 6% of a participant's compensation. In addition, the Corporation may contribute an additional amount to each participant's Savings Plan account as determined in the discretion of the Board of Directors. The Corporation adopted a qualified Money Purchase Pension Plan effective January 1, 1997 for all eligible employees of First Charter and Union. Pursuant to the Money Purchase Plan, the Corporation contributes annually to each participant's Plan account an amount equal to 3% of the participant's compensation. Prior to 1997, such contributions were made to the Savings Plan. The Corporation's aggregate contribution to the Savings Plan and Money Purchase Pension Plan was $626,941, $559,566 and $408,421 for 1997, 1996 and 1995, respectively.

                               1997 ANNUAL REPORT
(15) Common Stock

     On May 21, 1997, the Board of Directors of the Corporation declared a 6-for-5 stock split payable on July 15, 1997 to shareholders of record on June 20, 1997. All per share data in the consolidated financial statements has been retroactively adjusted for the stock split.

     On December 15, 1997, the shareholders of the Corporation approved Amended and Restated Articles of Incorporation for the Corporation which included amendments to, among other things, (i) increase the number of shares of common stock that the Corporation is authorized to issue from 10,000,000 to 25,000,000 and (ii) eliminate the concept of par value in connection with the Corporation's common stock. These changes have been reflected in the accompanying consolidated financial statements.

     The Corporation maintains the Dividend Reinvestment and Stock Purchase Plan (the "DRIP"), pursuant to which 240,000 shares (as adjusted to reflect the stock splits) of common stock of the Corporation have been reserved for issuance. Shareholders may elect to participate in the DRIP and have dividends on shares of common stock reinvested and may make optional cash payments of up to $2,500 per calendar quarter to be invested in common stock of the Corporation. Pursuant to the terms of the DRIP, upon reinvestment of the dividends and optional cash payments, either the Corporation can issue new shares valued at the then current market value of the common stock or the administrator of the DRIP can purchase shares of common stock in the open market. During 1997, the Corporation issued 56,995 shares and the administrator of the DRIP purchased 2,250 shares on the open market.

     Under the terms of the First Charter Corporation Comprehensive Stock Option Plan (the "Comprehensive Plan"), stock options (which can be incentive stock options or non-qualified stock options) may be periodically granted to key employees of the Corporation or its subsidiaries. The terms and vesting schedules of options granted under the Comprehensive Plan generally shall be determined by the Compensation Committee of the Board of Directors of the Corporation (the "Compensation Committee"). No options, however, may be exercisable prior to six months following the grant date, and certain additional restrictions, including the term and exercise price, apply with respect to any incentive stock options. In May 1996, the shareholders of the Corporation approved an increase in the number of shares reserved for issuance under the Comprehensive Plan from 288,000 shares (as adjusted for the stock split) to 480,000 shares (as adjusted for the stock split). Accordingly, on January 1, 1996, the summary stock option activity table, included in this Note, has been adjusted to reflect an increase of 192,000 shares available for grant.

     In April 1995, the shareholders approved the First Charter Corporation Restricted Stock Award Program (the "Restricted Stock Plan"). Awards of restricted stock may be made under the Restricted Stock Plan at the discretion of the Compensation Committee of the Board of Directors of the Corporation, which shall determine the key participants, the number of shares awarded to participants, and the vesting terms and conditions applicable to such awards. A maximum of 360,000 shares of common stock (as adjusted to reflect the stock split) are reserved for issuance under the Restricted Stock Plan. There have been no shares granted to date under this plan.

     In April 1997, the shareholders approved the First Charter Corporation Stock Option Plan for Non-Employee Directors (the "Director Plan"). Under the Director Plan, non-statutory stock options may be granted to non-employee Directors of the Corporation and its subsidiaries. The terms and vesting schedules of any options granted under the Director Plan generally shall be determined by the Compensation Committee of the Board of Directors of the Corporation. The exercise price for each option granted, however, shall be the fair market value of the common stock as of the date of grant. A maximum of 180,000 shares (as adjusted to reflect the stock split) are reserved for issuance under the Director Plan.

                           FIRST CHARTER CORPORATION

     Periodically, the Corporation adopts an Employee Stock Purchase Plan (the "ESPP"), pursuant to which stock options are granted to employees, based on their eligibility and compensation, at a price not less than 90% of the fair market value of the shares at the date of grant. The option and vesting period is generally for a term of two years. A maximum of 180,000 shares (as adjusted to reflect the stock split) are reserved for issuance under the 1996 ESPP and 180,000 shares (as adjusted to reflect stock split) are reserved for issuance under the 1998 ESPP, which was approved by the shareholders of the Corporation in April 1997.

     At December 31, 1997, as described above, the Corporation has various stock-based compensation plans. The Corporation adopted Standard No. 123, "Accounting for Stock-Based Compensation" on January 1, 1996, and elected to continue to measure compensation cost relative to these plans using APB 25. The disclosure of the pro forma net income and earnings per share as if the fair value based accounting method of Standard No. 123 had been used to account for stock-based compensation is required only for awards granted after December 31, 1994, and is provided below. Consequently, the effects of applying Standard No. 123 pro forma disclosures during the initial phase-in period may not be representative of the effects on reported net income in future years.

     The following table presents the pro forma effect on net income and basic diluted income per share of applying the fair value provisions of Standard No. 123 discussed above:


                                                                       Years Ended December 31,
                                                             -------------------------------------------
(Dollars in thousands, except per share data)                    1997             1996             1995
--------------------------------------------------------------------------------------------------------
Net income:
         As reported.............................          $    8,401       $   10,069        $    8,304
         Pro forma...............................          $    8,110       $    9,898        $    8,108
Basic income per share:
         As reported.............................          $     0.91       $     1.10        $     0.95
         Pro forma...............................          $     0.88       $     1.08        $     0.92
Diluted income per share:
         As reported.............................          $     0.90       $     1.09        $     0.94
         Pro forma ..............................          $     0.87       $     1.07        $     0.92


     The fair value of each option granted during 1997, 1996 and 1995 was estimated using the Black-Scholes option-pricing model with the following weighted average assumptions:



                                                                     Years Ended December 31,
                                                  ------------------------------------------------------------
         1996 Employee Stock Purchase Plan                 1997                   1996                    1995
         ---------------------------------        ------------------------------------------------------------
         Dividend yield..........................         --                    2.9%                     N/A
         Risk free interest rates................         --                   5.11%                     N/A
         Expected lives..........................         --                 2 years                     N/A
         Volatility..............................         --                     25%                     N/A

         Comprehensive Stock Option Plan
         -------------------------------

         Dividend Yield..........................           3.0%                2.9%                    2.9%
         Risk free interest rates................  5.88 to 6.89%               6.14%         5.45% and 7.10%
         Expected lives..........................       6 years             6 years                 6 years
         Volatility..............................            23%                 21%                     32%

         Director Plan
         -------------

         Dividend Yield..........................             3.0%                 N/A                     N/A
         Risk free interest rates................    6.57 and 6.67%                N/A                     N/A
         Expected lives..........................          6 years                 N/A                     N/A
         Volatility..............................              23%                 N/A                     N/A

                                       22

                               1997 ANNUAL REPORT


     The following is a summary of activity under the Comprehensive Plan, Director Plan and the 1996 and 1993 ESPP's during the periods indicated. All options outstanding have been adjusted to reflect the 1997 stock split.


                         Option    Balance at                                            Balance at
         1997             Price    January 1,     Grants     Exercises    Forfeits     December 31,     Exercisable
--------------------------------------------------------------------------------------------------------------------
Incentive Stock Options
   Options............   $3.64          6,360         --         2,880          --            3,480           3,480
         .............   $ 5.34        18,720         --         4,265          --           14,455          14,455
         .............   $ 8.75        32,416         --         3,072         288           29,056          29,056
         .............   $12.26        29,291         --           952         448           27,891          22,225
         .............   $12.29         2,640         --            --          --            2,640           1,584
         .............   $12.40         3,187         --            --          --            3,187           1,594
         .............   $17.60            --      6,000            --          --            6,000           1,200
         .............   $17.92       106,320      3,600           576       1,344          108,000          54,288
         .............   $25.00            --     37,200            --          --           37,200              --

   Available for grant       --       224,720    (46,800)           --       2,080          180,000              --

Director Plan
   Options............   $17.71            --     14,400           720          --           13,680           3,860
         .............   $18.85            --     26,400           100          --           26,300           7,460

   Available for grant       --       180,000    (40,800)           --          --          139,200              --

1996 Employee Stock
Purchase Plan
   Options ...........    $16.50        27,916       --         23,097        4,819               --              --

        1996
--------------------------------------------------------------------------------------------------------------------
Incentive Stock Options
   Options ...........  $  3.64        10,992         --         4,632          --            6,360           6,360
          ............   $ 5.34        24,384         --         4,896         768           18,720          18,720
          ............   $ 8.75        36,631         --         3,000       1,215           32,416          25,183
          ............   $12.26        32,640         --           982       2,367           29,291          17,514
          ............   $12.29         2,640         --            --          --            2,640           1,056
          ............   $12.40         3,984         --           797          --            3,187             797
          ............   $17.92        61,560     46,320            --       1,560          106,320          24,000

   Available for grant       --       265,130    (46,320)           --       5,910          224,720              --

1996 Employee Stock
Purchase Plan
   Options............   $16.50            --     30,926            --       3,010           27,916          27,916

         1995
--------------------------------------------------------------------------------------------------------------------
Incentive Stock Options
   Options............   $ 3.64        17,040         --         5,856         192           10,992           7,632
         .............   $ 5.34        34,176         --         8,256       1,536           24,384          18,047
         .............   $ 8.75        44,128         --         5,929       1,568           36,631          20,951
         .............   $12.26        34,720         --           640       1,440           32,640          13,056
         .............   $12.29            --      2,640            --          --            2,640             528
         .............   $12.40            --      3,984            --          --            3,984             797
         .............   $17.92            --     61,560            --          --           61,560              --

   Available for grant       --       136,578    (68,184)           --       4,736           73,130              --

1993 Employee Stock
Purchase Plan
   Options............   $ 8.44        30,888         --        26,087       4,801               --              --

      At December 31, 1997, there were 564 shares outstanding and exercisable under the former Bank of Union Stock Option Plan with an average exercise price of $6.35 and 58,104 shares outstanding and exercisable under the former Carolina State Bank Option Plan with an average exercise price of $7.50, both of which are not included in the table above.

                           FIRST CHARTER CORPORATION


(16) Commitments, Contingencies and Off-Balance-Sheet Risk

     The Corporation is party to various financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit, and involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the consolidated financial statements. The Corporation uses the same credit policies in making commitments and conditional obligations as it does for instruments reflected in the consolidated financial statements. The creditworthiness of each customer is evaluated on a case-by-case basis.

     At December 31, 1997, the Corporation's exposure to credit risk was represented by preapproved but unused lines of credit for loans totaling $159,709,000 and standby letters of credit aggregated $2,553,000. The amount of collateral obtained if deemed necessary by the Corporation upon extension of credit is based on management's credit evaluation of the borrower at that time. The Corporation generally extends credit on a secured basis. Collateral obtained may include, but may not be limited to, accounts receivable, inventory and commercial and residential real estate. Management expects that these commitments can be funded through normal operations.

     The Corporation and the Banks are defendants in certain claims and legal actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material adverse effect on the consolidated operations, liquidity or financial position of the Corporation or the Banks.

     The Banks grant primarily commercial and installment loans to customers throughout their market areas. The Corporation's primary market area includes the states of North and South Carolina, and predominately centers on the Metro region of Charlotte, North Carolina. The real estate loan portfolio can be affected by the condition of the local real estate markets.

     Average daily Federal Reserve balance requirements for the year ended December 31, 1997 amounted to $2,624,637.

(17) Fair Value of Financial Instruments

     Fair value estimates of financial instruments are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Corporation's entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Corporation's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates. Where information regarding the market value of a financial instrument is available, those values are used, as is the case with investment securities and residential mortgage loans. In these cases, an open market exists in which those financial instruments are actively traded.

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

                               1997 ANNUAL REPORT


The Corporation's fair value methods and assumptions are as follows:

         Cash and due from banks, federal funds sold, income earned-not collected, interest bearing bank deposits, and accrued interest payable
         - the carrying value is a reasonable estimate of fair value due to the short term nature of these financial instruments.

         Available for sale securities and investment securities - fair value is based on available quoted market prices or quoted market prices for similar securities if a quoted market price is not available.

         Loans - the carrying value for variable rate loans that are performing is a reasonable estimate of fair value due to contractual interest rates based on prime. Fair value for fixed rate loans is estimated based upon discounted future cash flows using discount rates comparable to rates currently offered for such loans. The fair value of nonperforming loans is based on the book value of each loan, less an applicable reserve for credit losses. The reserve for credit losses is determined on a loan by loan basis for nonperforming assets based on one or a combination of the following: external appraisals, internal assessments using available market information and specific borrower information, or discounted cash flow analysis.

         Deposit accounts -the fair value of certificates of deposit is estimated using rates currently offered for deposits of similar remaining maturities. The fair value of all other deposit account types is the amount payable on demand at year-end.

         Short-term borrowings - the carrying value is a reasonable estimate of fair value because these instruments are generally payable in 90 days or less.

         Long term obligations - the fair value is estimated based upon discounted future cash flows using a discount rate comparable to the current market rate for such borrowings.

         Commitments to extend credit and standby letters of credit - the large majority of commitments to extend credit and standby letters of credit are at variable rates and/or have relatively short terms to maturity. Therefore, the fair value of these financial instruments is considered to approximate the carrying value.

     Based on the limitations, methods, and assumptions noted above, the following table presents the carrying amounts and fair values of the Corporation's financial instruments at December 31, 1997 and 1996:

                                                                                  December 31,
                                                             -----------------------------------------------------------
(Dollars in  thousands)                                                       1997                            1996
------------------------------------------------------------------------------------------------------------------------
                                                                  Carrying          Fair          Carrying        Fair
                                                                   Amount            Value         Amount         Value
                                                                   ------            -----         ------         -----
Financial Assets:
   Cash and due from banks.................................  $    33,077    $      33,077   $     34,517   $     34,517
   Interest bearing bank deposits..........................        7,975            7,975         10,855         10,855
   Federal funds sold......................................           --               --          4,510          4,510
   Investment securities...................................           --               --         13,940         13,979
   Securities available for sale...........................      177,031          177,031        143,665        143,665
   Loans, net of reserve for loan losses...................      515,799          517,064        449,988        454,058
   Income earned, not collected............................        5,087            5,087          4,732          4,732
Financial Liabilities:
   Deposits................................................      621,354          619,904        569,856        570,983
   Short-term borrowings...................................       50,746           50,746         27,729         27,728
   Long-term obligations...................................        2,533            2,530          5,167          5,045
   Accrued interest payable................................        1,490            1,490          1,346          1,346

                           FIRST CHARTER CORPORATION

(18) Regulatory Matters

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

     Quantitative measures established by regulation to ensure capital adequacy require the Corporation and the Banks to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to adjusted average assets (as defined). Management believes, as of December 31, 1997, that the Corporation and the Banks meet all capital adequacy requirements to which they are subject.

     As of December 31, 1997, the most recent notifications from the Federal Reserve Board, the Office of the Comptroller of the Currency, and the North Carolina State Banking Commission categorized the Corporation, First Charter, and Union, respectively, as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, each entity must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed any of the institutions' categories.

                               1997 ANNUAL REPORT

The Corporation's and each Bank's actual capital amounts and ratios are also presented in the table below:


                                                                                                         To Be Well Capitalized
                                                                            For Capital                    Under Current Prompt
                                                                        Adequacy Purposes              Corrective Action Provisions
                                                       Actual           -----------------              ----------------------------
                                                    --------------                  Minimum                           Minimum
(Dollars in thousands)                              Amount   Ratio        Amount      Ratio                 Amount      Ratio
                                                    ------   -----        ------      -----                 ------      -----
At December 31, 1997:
     Total Capital (to Risk Weighted Assets)
       Consolidated                             $   81,079   14.15 %   $  45,824        8 %             $ 57,279        10 %
       First Charter National Bank                  55,804   13.00        34,337        8                 42,921        10
       Bank of Union                                18,178   13.22        11,002        8                 13,753        10

     Tier I Capital (to Risk Weighted Assets)
       Consolidated                             $   73,919   12.92 %   $  22,912        4 %             $ 34,368         6 %
       First Charter National Bank                  50,439   11.77        17,169        4                 25,753         6
       Bank of Union                                16,459   11.98         5,501        4                  8,252         6

     Tier I Capital (to Adjusted Average Assets)
       Consolidated                             $   73,919   10.65 %   $  27,773        4 %             $ 34,716         5 %
       First Charter National Bank                  50,439    9.79        20,614        4                 25,768         5
       Bank of Union                                16,459    9.37         7,027        4                  8,783         5

At December 31, 1996:
     Total Capital (to Risk Weighted Assets)
       Consolidated                             $   75,237   15.73 %   $  38,264        8 %             $ 47,830        10 %
       First Charter National Bank                  54,506   15.03        29,015        8                 36,269        10
       Bank of Union                                15,850   14.04         9,032        8                 11,289        10

     Tier I Capital (to Risk Weighted Assets)
       Consolidated                             $   69,230   14.47 %   $  19,138        4 %             $ 28,706         6 %
       First Charter National Bank                  49,948   13.74        14,544        4                 21,816         6
       Bank of Union                                14,439   12.79         4,516        4                  6,774         6

     Tier I Capital (to Adjusted Average Assets)
       Consolidated                             $   69,230   10.65 %   $  26,002        4 %             $ 32,502         5 %
       First Charter National Bank                  49,948   11.02        18,130        4                 22,663         5
       Bank of Union                                14,439    9.31         5,626        4                  7,032         5


(19) First Charter Corporation (Parent Company)

     The principal assets of the Parent Company are its investment in the Banks, and its principal source of income is dividends from the Banks. Certain regulatory and other requirements restrict the lending of funds by the Banks to the Parent Company and the amount of dividends which can be paid to the Parent Company. In addition, certain regulatory agencies may prohibit the payment of dividends by the Banks if they determine that such payment would constitute an unsafe or unsound practice. At December 31, 1997, the Banks had available undivided profits of approximately $19,140,000 for payment of dividends without obtaining prior regulatory approval.

                           FIRST CHARTER CORPORATION

    The Parent Company's balance sheet data as of December 31, 1997 and 1996 and related income and cash flow statement data for each of the years in the three-year period ended December 31, 1997 are as follows:




(Dollars in thousands)                                                   1997              1996              1995
-------------------------------------------------------------------------------------------------------------------
Balance sheet data:
       Cash.................................................    $         357     $       1,398
       Securities available for sale........................            8,569             4,072
       Investment in subsidiaries...........................           68,866            65,943
       Receivable from subsidiaries.........................            1,700             1,200
       Fixed assets.........................................              316               553
       Other assets.........................................              528                19
                                                                       ------            ------
                                                                $      80,336     $      73,185
                                                                       ======            ======

       Accrued liabilities..................................    $       2,532     $       1,464
       Shareholders' equity.................................           77,804            71,721
                                                                       ------            ------
                                                                $      80,336     $      73,185
                                                                       ======            ======

Income statement data:
       Dividends from subsidiaries..........................    $       5,900     $       4,600    $       3,750
       Other operating income (expense).....................              578               308             (713)
                                                                          ---               ---             ----
       Income before equity in undistributed net
           income of subsidiaries...........................            6,478             4,908            3,037
       Equity in undistributed net income of subsidiaries...            1,923             5,161            5,267
                                                                        -----             -----            -----
           Net income ......................................    $       8,401   $        10,069   $        8,304
                                                                =============   ===============   ==============

Cash flow statement data:
   Cash flows from operating activities:
      Net income............................................    $       8,401     $      10,069    $       8,304
      Net gain on securities available for sale transactions             (752)             (265)              --
       Increase (decrease) in accrued liabilities...........              440              (486)             750
       Decrease (increase) in other assets..................             (508)                2               (1)
       Increase in receivable from subsidiaries.............             (500)             (405)            (195)
       Increase in investment in subsidiaries...............           (2,408)           (5,163)          (7,899)
                                                                       ------            ------           ------
Net cash provided by operating activities...................            4,673             3,752              959
                                                                        -----             -----              ---
   Cash flows from investing activities:
       Purchase of securities available for sale............           (3,444)             (762)            (906)
       Proceeds from sale of securities available for sale..            1,311               733               --
       Purchase of premises and equipment...................               (2)               --               (1)
       Proceeds from sale of premises and equipment.........              239                30                5
                                                                          ---                --                -
Net cash provided (used) by investing activities............           (1,896)                1             (902)
                                                                        -----               ---              ----
   Cash flows from financing activities:
       Purchase of common stock.............................           (1,319)             (486)            (628)
       Proceeds from issuance of common stock upon
           exercise of stock options........................            1,280             1,390              577
       Pre-merger transactions of pooled bank...............              467                 2            2,632
       Cash dividends paid..................................           (4,246)           (3,775)          (2,618)
                                                                       ------            ------           ------
       Net cash used by financing activities................           (3,818)           (2,869)             (37)
           Net increase (decrease) in cash..................           (1,041)              884               20
           Cash at beginning of year........................            1,398               514              494
                                                                        -----            ------           ------
       Cash at end of year........ .........................     $        357      $      1,398      $       514
                                                                 ============      ==============    ===========

                               1997 ANNUAL REPORT


(20) Selected Quarterly Financial Information (Unaudited)

                                                                                 1997
----------------------------------------------------------------------------------------------------------------
                                                       First       Second        Third       Fourth
(Dollars in thousands, except income per share)      Quarter      Quarter      Quarter      Quarter        Total
----------------------------------------------------------------------------------------------------------------
Total interest income............................  $  12,990    $  13,805    $  14,458    $  14,701     $ 55,954
Total interest expense...........................      5,807        6,043        6,443        6,458       24,751
                                                       -----        -----        -----        -----       ------
Net interest income..............................      7,183        7,762        8,015        8,243       31,203
Provision for loan losses........................        409          607          796          890        2,702
Total noninterest income.........................      2,214        2,257        2,118        2,863        9,452
Total noninterest expense........................      5,138        5,363        5,617        9,524       25,642
                                                       -----        -----        -----        -----       ------
Net income before income taxes...................      3,850        4,049        3,720          692       12,311
Income taxes.....................................      1,164        1,235        1,102          409        3,910
                                                       -----        -----        -----          ---        -----
Net income.......................................  $   2,686    $   2,814    $   2,618    $     283     $  8,401
                                                   =========    =========    =========    =========     ========
Per share data:
Basic income per share...........................  $    0.29    $    0.31    $    0.28    $    0.03     $   0.91
                                                   =========    =========    =========    =========     ========
Diluted income per share.........................  $    0.29    $    0.30    $    0.28    $    0.03     $   0.90
                                                   =========    =========    =========    =========     ========

                                                                                  1996
----------------------------------------------------------------------------------------------------------------
                                                       First       Second        Third       Fourth
(Dollars in thousands, except income per share)      Quarter       Quarter      Quarter      Quarter       Total
----------------------------------------------------------------------------------------------------------------
Total interest income............................  $  12,371    $  12,556    $  12,908    $  13,072     $ 50,907
Total interest expense...........................      5,577        5,638        5,774        5,808       22,797
                                                       -----        -----        -----        -----       ------
Net interest income..............................      6,794        6,918        7,134        7,264       28,110
Provision for loan losses........................        451          425          341          323        1,540
Total noninterest income.........................      1,614        1,972        1,749        1,936        7,271
Total noninterest expense........................      4,435        4,732        5,006        5,181       19,354
                                                       -----        -----        -----        -----       ------
Net income before income taxes...................      3,522        3,733        3,536        3,696       14,487
Income taxes.....................................      1,081        1,187        1,022        1,128        4,418
                                                       -----        -----        -----        -----        -----
Net income.......................................  $   2,441    $   2,546    $   2,514    $   2,568     $ 10,069
                                                   =========    =========    =========    =========     ========
Per share data:
Basic income per share...........................  $    0.27    $    0.28    $    0.27    $    0.28     $   1.10
                                                   =========    =========    =========    =========     ========
Diluted income per share.........................  $    0.27    $    0.27    $    0.27    $    0.28     $   1.09
                                                   =========    =========    =========    =========     ========


                           FIRST CHARTER CORPORATION

                   First Charter Corporation and Subsidiaries
                Management's Discussion and Analysis of Financial
                       Condition and Results of Operations

         First Charter Corporation (the "Corporation") is a multi-bank holding company established as a North Carolina Corporation in 1983, with two wholly owned bank subsidiaries, First Charter National Bank ("First Charter") and Bank of Union ("Union") (collectively referred to as the "Banks"). The Corporation's principal executive offices are located in Concord, North Carolina. First Charter is a full-service bank and trust company with sixteen offices located in Cabarrus, Rowan, Cleveland, Rutherford and northern Mecklenburg Counties, North Carolina. Union is a full-service bank with five offices located in Union and southern Mecklenburg Counties, North Carolina.

         Union was acquired by the Corporation on December 21, 1995. In addition, on December 22, 1997, the Corporation acquired Carolina State Bank ("CSB") through the merger of CSB into First Charter. CSB was a state-charted commercial bank with four banking offices in Cleveland and Rutherford Counties, North Carolina. These offices now operate as First Charter offices. Each of the acquisitions was accounted for as a pooling of interests and, accordingly, all financial data for the periods prior to the respective dates of acquisition has been restated to combine the accounts of Union and CSB with those of the Corporation.

         In connection with the acquisition of CSB, each share of CSB common stock was converted into 1.023 shares of the Corporation's common stock, with cash paid in lieu of the issuance of fractional shares. As of December 22, 1997, a total of 1,663,992 shares of CSB common stock were issued and outstanding, and there were outstanding employee stock options to purchase 56,800 shares. At December 31, 1996, CSB had total assets of approximately $133 million and total deposits of approximately $115 million. In the fourth quarter of 1997, the Corporation recognized pretax charges of $3.4 million associated with completing the acquisition of CSB.

         Through their branch locations, the Banks provide a wide range of banking products, including checking accounts; NOW accounts; "Money Market Rate" accounts; certificates of deposit; individual retirement accounts; overdraft protection; commercial, consumer, agriculture, real estate, residential mortgage and home equity loans; personal and corporate trust services; safe deposit boxes; and automated banking. In addition, through BOU Financial, Inc., a subsidiary of Union, the Banks also offer discount brokerage services, insurance and annuity sales and financial planning services pursuant to a third party arrangement with UVEST Investment Services.

         The following discussion and analysis should be read in conjunction with the consolidated financial statements of the Corporation and the notes thereto included elsewhere in this report. In addition, the following discussion contains certain forward-looking statements. See "Factors that May Affect Future Results."

                               1997 ANNUAL REPORT

RESULTS OF OPERATIONS AND FINANCIAL CONDITION

1997 VERSUS 1996

Overview

         The Corporation earned $8.4 million or $0.91 basic income per share in 1997, a 16.5% decrease from $10.1 million or $1.10 basic income per share in 1996. Excluding the nonrecurring charges associated with the acquisition of CSB, 1997 earnings per share increased 8.8% compared to 1996. Key factors contributing to the increase in net income, excluding the nonrecurring charges, were an increase of 11% in net interest income and an increase in noninterest income of 30%. These increases were partially offset by an increase of 75.5% in the provision for loan losses and an increase of 15% in noninterest expense. Earnings in 1997, excluding the nonrecurring charges, equate to a return on average assets of 1.57% for 1997, compared to 1.55% for 1996, and a return on average equity of 14.40% in 1997, versus 14.77% in 1996.

         Total assets at December 31, 1997, were $762 million, up 12.0% from the level at year-end 1996. Gross loans increased 15% to $524 million and total deposits increased 9% to $621 million.

         The following sections discuss the Corporation's strategy and status in the areas of liquidity, asset-liability management and capital resources.

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

         If additional funding sources were needed, the Banks have access to federal fund lines at correspondent banks and borrowings from the Federal Reserve discount window. In addition to these sources, the Banks are members of the Federal Home Loan Bank ("FHLB") System, which provides access to FHLB lending sources. At December 31, 1997, the Banks had two available lines of credit with FHLB totaling $52.5 million with $25.6 million available.

         Another source of liquidity is the securities available for sale portfolio. See "Balance Sheet Analysis Securities Available for Sale" for a further discussion. Management believes the Banks' sources of liquidity are adequate to meet loan demand, operating needs and deposit withdrawal requirements.

Asset-Liability Management and Interest
Rate Sensitivity

         The primary objective of the Corporation's asset-liability management strategy is to reduce the risk of a significant decrease in net interest income caused by interest rate changes without unduly penalizing current earnings. One method used to manage interest rate sensitivity is to measure, over various time periods, the interest rate

                           FIRST CHARTER CORPORATION

sensitivity positions, or gaps; however, this method addresses only the magnitude of timing differences and does not address earnings or market value. Management uses an earnings simulation model to assess the amount of earnings at risk due to changes in interest rates. This model is updated quarterly and is based on a range of interest rate scenarios. Under the Corporation's policy, the limit for interest rate risk is 10% of net interest margin when considering an increase or decrease in interest rates of 300 basis points over a twelve-month period. Management believes this method more accurately measures interest rate risk. These targeted guidelines were achieved during 1997.

         The Banks' balance sheets are liability sensitive, meaning that in a given period there will be more liabilities than assets subject to immediate repricing as market rates change. Because immediately rate sensitive interest bearing liabilities exceed rate sensitive assets, the earnings position could improve in a declining rate environment and could deteriorate in a rising rate environment, depending on the correlation of rate changes in these two categories. At December 31, 1997 total rate sensitive liabilities due within one year were $394.5 million compared to rate sensitive assets of $304.0 million, for a cumulative gap of $90.5 million. Interest sensitivity of the Corporation's balance sheet as of a specific date is not necessarily indicative of the Corporation's position on other dates.

         From time to time, the Corporation may use derivative financial instruments including futures, forwards, interest rate swaps, option contracts, and other financial instruments with similar characteristics. The Corporation currently has an interest rate floor transaction arrangement which it uses as a hedge against variable rate loans. This interest rate floor transaction has a notional amount of $20 million and a floor rate of 8.5%, compared to the current index of 8.5%, maturing on January 23, 2000. Additionally, the Corporation is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve to varying degrees elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets. Commitments to extend credit are agreements to lend to a customer so long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates and may require collateral from the borrower if deemed necessary by the Corporation. Standby letters of credit are conditional commitments issued by the Corporation to guarantee the performance of a customer to a third party up to a stipulated amount and with specified terms and conditions.

         Commitments to extend credit and standby letters of credit are not recorded as an asset or liability by the Corporation until the instrument is exercised, see "Balance Sheet Analysis - Loans".

                               1997 ANNUAL REPORT

         The following table presents the scheduled maturity of market risk sensitive instruments at December 31, 1997:

(Dollars in thousands)

                                                                                           There
Maturing in:               1998          1999         2000         2001         2002       -after        Total
----------------------------------------------------------------------------------------------------------------
ASSETS
Debt securities.....    $  13,787    $    8,445   $   18,237   $    6,503   $   21,500   $   92,848    $ 161,320
Loans...............      130,569        68,393       73,254       53,133       47,628      142,822      515,799
                        ----------------------------------------------------------------------------------------
   Total............    $ 144,356    $   76,838   $   91,491   $   59,636   $   69,128   $  235,670    $ 677,119
                        ========================================================================================
LIABILITIES
Savings, NOW
   and IMMA's.......    $ 370,675    $       --   $       --   $       --   $       --   $       --    $ 370,675
CD's................      136,896       105,545        7,989           65           --          184      250,679
Short-term
   Borrowings.......       50,746            --           --           --           --           --       50,746
Long-term
   Borrowings.......           --           260        1,143           --          600          530        2,533
                        ----------------------------------------------------------------------------------------
     Total..........    $ 558,317    $  105,805   $    9,132   $       65   $      600   $      714    $ 674,633
                        ========================================================================================

        The following table presents the average interest rate and estimated fair value of market risk sensitive instruments at December 31, 1997:

                                                Average         Estimated
(Dollars in thousands)             Total     Interest Rate      Fair Value
--------------------------------------------------------------------------
ASSETS
Debt Securities..........       $161,320          7.15%          $163,404
Loans....................        515,799          9.24            517,064
                                -----------------------------------------
     Total ..............       $677,119          8.74           $680,468
                                =========================================
LIABILITIES
Savings, NOW
  and IMMA's.............       $370,675          3.32           $370,375
CD's.....................        250,679          5.69            249,229
Short-term
  Borrowings.............         50,746          5.47             50,746
Long-term
  Borrowings.............          2,533          6.56              2,530
                                -----------------------------------------
     Total...............       $674,633          4.37           $672,880
                                =========================================
===============================================================================

Capital Resources

         At December 31, 1997, total shareholders' equity was $78 million, an 8.5% increase from December 31, 1996. The increase in capital is primarily attributable to 1997 earnings. Cash dividends declared per share in 1997 were $0.53 compared to $0.50 in 1996.

         On December 15, 1997, the shareholders of the Corporation approved Amended and Restated Articles of Incorporation for the Corporation which

                           FIRST CHARTER CORPORATION


included amendments (i) increasing the number of shares of common stock that the Corporation is authorized to issue from 10,000,000 to 25,000,000 and (ii) eliminating the concept of par value in connection with the Corporation's common stock. These changes have been reflected in the accompanying consolidated financial statements.

         The principal asset of the parent company is its investment in the Banks. Thus, the parent company derives its principal source of income through dividends from the Banks. Certain regulatory and other requirements restrict the lending of funds by the Banks to the parent company and the amount of dividends which can be paid to the parent company. In addition, certain regulatory agencies may prohibit the payment of dividends by the Banks if they determine that such payment would constitute an unsafe or unsound practice. At December 31, 1997, the Banks had available undivided profits of approximately $19.1 million for payments of dividends without obtaining prior regulatory approval.

         The Corporation and the Banks must comply with regulatory capital requirements established by the applicable federal regulatory agencies. Under the Federal Reserve Board (the "FRB") standards, the Corporation must maintain a minimum ratio of Tier I Capital (as defined) to total risk-weighted assets of 4.00% and a minimum ratio of Total Capital (as defined) to risk-weighted assets of 8.00%. Tier I Capital is comprised of total shareholders' equity calculated in accordance with generally accepted accounting principles less certain intangible assets, less unrealized gains or losses on securities available for sale and Total Capital is comprised of Tier I Capital plus certain adjustments, the largest of which for the Corporation is the general allowance for loan losses (up to 1.25% of risk weighted assets). Tier 1 Capital must consist of at least 50% of Total Capital. Risk-weighted assets refer to the on-and off-balance sheet exposures of the Corporation adjusted for their related risk levels using amounts set forth in FRB regulations.

         In addition to the aforementioned risk-based capital requirements, the Corporation is subject to a leverage capital requirement, requiring a minimum ratio of Tier I Capital (as defined previously) to total adjusted average assets of 3% to 5%.
===============================================================================

        At December 31, 1997, the Corporation and the Banks were in compliance with all existing capital requirements. The Corporation's capital requirements are summarized in the table below:

                                                                                    Risk-Based Capital
                                                                     ---------------------------------------------------
                                           Leverage Capital               Tier 1 Capital             Total Capital
------------------------------------------------------------------------------------------------------------------------
                                      Amount     Percentage (1)        Amount   Percentage (2)    Amount  Percentage (2)
------------------------------------------------------------------------------------------------------------------------
                                                                     (Dollars in thousands)
Actual.....................         $73,919             10.65%       $73,919        12.92%      $81,079         14.15%
Required...................          27,773              4.00         22,912         4.00        45,824          8.00
Excess....................           46,146              6.65         51,007         8.92        35,255          6.15

==============================================================================

         1) Percentage of total adjusted average assets. The FRB minimum leverage ratio requirement is 3% to 5%, depending on the institution's composite rating as determined by its regulators. The FRB has not advised the Corporation of any specific requirement applicable to it.

         2)  Percentage of risk-weighted assets.

                               1997 ANNUAL REPORT

Regulatory Recommendations

         Management is not presently aware of any current recommendations to the Corporation or to the Banks by regulatory authorities which, if they were to be implemented, would have a material effect on the Corporation's liquidity, capital resources, or operations.

BALANCE SHEET ANALYSIS

Securities Available for Sale

         Securities available for sale are a component of the Corporation's asset-liability management strategy and may be sold in response to liquidity needs, changes in interest rates, changes in prepayment risk, and other factors. They are accounted for at fair value with unrealized gains and losses recorded as a separate component of shareholders' equity.

         Pursuant to the Financial Accounting Standards Board (FASB)'s Statement of Financial Accounting Standards (Standard) No. 115, "Accounting for Certain Investments in Debt and Equity Securities", following the acquisition of CSB, all investment securities at CSB were reclassified to securities available for sale. During 1997, as maturities, sales, or paydowns occurred on securities, the proceeds were utilized to meet loan demand and to reinvest in additional securities. During the latter part of 1997, in anticipation of lower yields, approximately $30 million of securities that had short-term maturities or were subject to repayment were sold. These proceeds were reinvested primarily in U.
S. government agency securities with higher spreads to the treasury yield curve and callable within two to five years. Additionally, throughout 1997, in-state municipal securities (maturity range of five to fifteen years) were purchased to enhance tax equivalent net interest income.

         At December 31, 1997, securities available for sale were $177.0 million or 23.2% of total assets, compared to $143.7 million, or 21.1% of total assets, at year-end 1996. The fair value of these assets was approximately $5.2 million and $2.8 millionabove their amortized cost at December 31, 1997 and 1996, respectively. The tax equivalent average yield on the securities available for sale portfolio was 6.87% for 1997 and 7.01% for 1996. The average life of the portfolio was 5.89 years at December 31, 1997 compared to 5.03 years at year-end 1996.

Investment Securities

         As a result of the reclassification of CSB's investment securities to securities available for sale subsequent to the acquisition of CSB, there was no balance in investment securities at December 31, 1997. Investment securities totaled $13.9 million or 2.0% of total assets at December 31, 1996.

         The average yield earned on investment securities in 1997 was 5.81% compared to 5.85% in 1996, with an average maturity of 1.53 years at December 31, 1996.

Loans

         As a result of continued strong loan demand during 1997, gross loans increased 14.7% to $524.1 million at December 31, 1997, from $456.7 million at December 31, 1996. While the Corporation does anticipate that loan growth may increase in the future, it does not anticipate that loan growth will increase at the same rate as experienced in the previous years.

         The loan portfolio at December 31, 1997 was composed of 15.4% commercial, financial, and agricultural loans, 14.6% real estate construction loans, 58.0% real estate mortgage loans, and 12.0% installment loans. This compares to a composition of 13.9%

                           FIRST CHARTER CORPORATION

commercial, financial, and agricultural, 10.3% real estate construction, 60.7% real estate mortgage, and 15.1% installment at December 31, 1996. Approximately $15.8 million of the real estate mortgage loans are loans for which the principal source of repayment comes from the sale of real estate. The remaining $364.8 million of real estate mortgage loans are (i) other commercial loans for which the primary source of repayment is derived from the ongoing cash flow of the business and which are also collateralized by real estate - $210.9 million,
(ii) personal installment loans which are collateralized by real estate - $51.7 million, (iii) home equity loans - $46.0 million, and (iv) individual residential mortgage loans - $56.2 million.

         The Corporation's primary market area includes the states of North and South Carolina, and predominately centers on the Metro region of Charlotte, North Carolina. At December 31, 1997, the majority of the total loan portfolio, as well as a substantial portion of the commercial and real estate loan portfolio, were to borrowers within this region. The diversity of the region's economic base tends to provide a stable lending environment. No significant concentration of credit risk has been identified due to the diverse industrial base in the region.

         In the normal course of business, there are outstanding various commitments to extend credit which are not reflected in the consolidated financial statements. At December 31, 1997, pre-approved but unused lines of credit for loans totaled $159.7 million and standby letters of credit aggregated $2.6 million. These amounts represent the Banks' exposure to credit risk, and in the opinion of management, have no more than the normal lending risk that the Banks commit to their borrowers. If these commitments are drawn, the Banks will obtain collateral if it is deemed necessary based on management's credit evaluation of the borrower. Collateral obtained varies but may include accounts receivable, inventory, and commercial or residential real estate. Management expects that these commitments can be funded through normal operations.

Asset Quality

         Nonperforming assets, which consist of foreclosed assets, nonaccrual loans, and restructured loans, were $3.5 million at December 31, 1997, as compared to $2.4 million at December 31, 1996. Non-performing assets as a percentage of loans and foreclosed assets at year-end amounted to 0.67% in 1997 and 0.52% in 1996. Total problem assets (nonperforming assets and loans 90 days or more past due) amounted to $5.6 million at December 31, 1997 and $3.1 million at December 31, 1996. Total problem assets as a percentage of loans and foreclosed assets at year end was 1.07% in 1997 and 0.67% in 1996.

         The components of nonperforming and problem assets are presented in the table below:

                           December 31,       December 31,
(Dollars in thousands)          1997              1996
----------------------------------------------------------
Nonaccrual loans              $2,105             $1,630
Restructured loans                --                --
Other real estate              1,418               759
                               -----               ---
   Total non-
   performing assets           3,523              2,389
Loans 90 days or more
    past due and still
    accruing                   2,109                685
                               -----                ---
Total problem assets          $5,632             $3,074
                              ======             ======

         Nonaccrual loans increased primarily due to several residential construction loans reclassified as nonaccrual from 90 days past due and still accruing. Interest income that would have been recorded on all nonaccrual loans for the year ended December 31, 1997, had they performed according to their original

                               1997 ANNUAL REPORT

terms, amounted to approximately $225,000, an increase of 28.7% from December 31, 1996. Interest income on nonaccrual loans included in the results of operations for the years ended December 31, 1997 and 1996, amounted to approximately $22,000 and $42,000, respectively.

         Accruing loans 90 days or more past due increased $1.4 million, to 0.40% of gross loans at December 31, 1997, from 0.15% of gross loans at December 31, 1996. The major components of this increase are the delinquency of a $900,000 loan, which is secured by a source of collateral equal to the value of the loan, several 1-4 family residential mortgages totaling $342,000, and several loans related to the CSB loan portfolio.

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

         Other real estate increased to $1,418,000 at December 31, 1997 from $759,000 at December 31, 1996. The primary reason for the $659,000 increase is due to $456,000 of net foreclosure activity related to the CSB loan portfolio. Seven accounts with balances ranging from $7,400 to $250,000 aggregated $456,000.

Credit Administration and Allowance
for Loan Losses

         All estimates of the loan portfolio risk, including the adequacy of the allowance for loan losses, are subject to general and local economic conditions, among other factors, which are unpredictable and beyond management's control. Since a significant portion of the loan portfolio is comprised of real estate loans and loans to area businesses, a continued risk is that the real estate market and economic conditions could change and could result in future losses or require increases in the provision for loan losses.

         Management uses several measures to assess and control the loan portfolio risk. For example, all loans over a certain dollar amount must receive an in-depth review by an analyst in the Banks' Credit Administration department. Any issues regarding risk assessments of those credits are addressed by the Banks' loan administration and senior credit officer and factored into management's decision to originate or renew the loan. Furthermore, large commitments are reviewed and approved by a Senior Loan Committee comprised of senior management, the senior credit officer and senior lending officers of the Banks and loans above predetermined amounts are reviewed by the Loan Committee of the respective Board of Directors. The Corporation also continues to employ an independent third party risk assessment group to review the underwriting, documentation and risk grading analysis and render a semiannual opinion of the adequacy of the allowances for loan losses. This third party group reviews all loan relationships above a certain dollar amount and a sampling of all other credits. The third party's evaluation and report is shared with Senior Management and the Loan and Audit Committees of the respective Banks and, ultimately, is reported to the respective Bank and Corporation Board of Directors.

         Management uses the information developed from the procedures described above in evaluating and grading the loan portfolio. This continual grading process is used to monitor the credit quality of the loan portfolio and to assist management in

                           FIRST CHARTER CORPORATION

determining the appropriate levels of the allowance for loan losses.

         As part of the continual grading process, an analysis is performed monthly independently from any analysis in conjunction with the origination of loans. Individual loans are assigned a risk grade based on their credit quality, which is subject to change as conditions warrant. Any changes in those risk assessments as determined by the outside risk assessment group is also considered. Each grade determines the percentage of the outstanding loan balance allocated to the loan loss reserve. Loans with the weaker credit quality are individually analyzed to determine a specific allowance which reflects management's best estimate of the risk associated with each credit. An estimate of an allowance is made for all other loans in the portfolio based on their assigned risk grade, type of loan and other matters related to credit risk. In the allowance for loan loss analysis process, the Banks also aggregate the loans into pools of similar credits and review the historical loss experience associated with these pools as additional criteria to allocate the allowance to each category. The model also takes into consideration off-balance sheet credit risk.

         The allowance for loan losses as a percentage of gross loans outstanding was 1.53% at December 31, 1997, compared to 1.43% at year-end 1996. Total problem assets as a percentage of gross loans outstanding was 0.59% at December 31, 1997, compared to 0.71% at December 31, 1996.

         Management considers the December 31, 1997 allowance for loan losses adequate to cover inherent losses in the Banks' loan portfolio. Management believes it has established the allowance in accordance with generally accepted accounting principles and in consideration of the current economic environment. While management uses the best information available to make evaluations, future additions to the allowance may be necessary based on changes in economic and other conditions. Additionally, various regulatory agencies, as an integral part of their examination process, periodically review the Banks' allowances for loan losses. Such agencies may require the recognition of additions to the allowances based on their judgments of information available to them at the time of their examinations.

Deposits

         Total deposits at December 31, 1997 were $621.4 million, a 9.0% increase from a 1996 year-end level of $569.9 million. Average noninterest bearing demand deposits increased $4.9 million or 6.1%; average interest bearing demand deposits increased $6.4 million or 7.7%; average insured money market accounts increased $3.4 million or 7.2%; average savings deposits decreased $1.5 million or 1.3%; and average certificates of deposit increased $31.1 million or 14.6%. The majority of deposit growth was in certificates of deposit ("CD") products. The increase in average CD's was primarily attributable to several CD promotions in 1997, which raised new deposits with maturities of nine, eighteen or twenty-four months, and to the increase in public deposits with maturities of six months that were opened in 1997.

EARNINGS PERFORMANCE

Net Interest Income

         Net interest income, the difference between total interest income and total interest expense, is the Corporation's principal source of earnings. For the year ended December 31, 1997, net interest income was $31.2 million, an increase of 11.0% from net interest income of $28.1 million in 1996. The increase is attributable to an increase in the volume of average interest earnings assets of

                               1997 ANNUAL REPORT

approximately $52.0 million and an increase in the net interest margin (tax adjusted net interest income divided by average interest earning assets) to 5.01% in 1997 from 4.92% in 1996. The increase in net interest margin is attributable to an increase in the prime rate of interest late in the first quarter of 1997 and a shift in the composition of securities and loan balances.

         The average yield on interest-earning assets was 8.8% in 1997 compared to 8.7% in 1996. The average rate paid on interest-bearing liabilities was 4.6% in 1997, compared to 4.1% in 1996. The average yield earned on loans was 9.5% in 1997, compared to 9.4% in 1996. The average rate paid on interest-bearing deposits was 4.6% in 1997, unchanged from 4.6% in 1996. See "Asset-Liability Management and Interest Rate Sensitivity" for additional discussion.

Provision for Loan Losses

         The provision for loan losses for 1997 was $2.7 million compared to $1.5 million in 1996. A portion of the increase in the provision was necessary to reflect the growth in the Banks' loan portfolio and higher levels of nonperforming assets. Additionally, a $1.4 million provision for loan losses was recorded for the CSB loan portfolio in 1997 in recognition of increased 1997 charge-offs and portfolio growth.

         Net charge-offs for 1997 were $1.2 million or .25% of average loans compared to $1.1 million or .24% of average loans in 1996.

Noninterest Income

         Noninterest income was $9.5 million in 1997 compared to $7.3 million in 1996, for an increase of 30.0%. The increase in other noninterest income is attributable to higher securities gains due to the sale of equity securities held by the Corporation, higher service charge income on deposit accounts resulting from an increase in non-sufficient fund income, higher trust income due to greater assets under management and higher commissions earned on brokerage services resulting from increased sales volumes.

Noninterest Expense

         Excluding the $3.4 million in costs associated with the acquisition of CSB, total noninterest expense in 1997 was $22.3 million, compared to $19.4 million in 1996, representing a 15.1% increase. The increase was primarily attributable to increases in costs associated with salaries and benefits, occupancy and equipment and other noninterest expense.

         Salaries and fringe benefits increased primarily due to higher full-time equivalents and annual merit increases.

         Occupancy and equipment increased approximately $892,000 or 30.5%. A primary reason for the increase is due to an increase in depreciation expense in connection with the local area network (LAN) and the wide area network (WAN) which were added in mid-1996. This technology continues to improve the Banks' ability to service loan and deposit customers and to gain greater operating efficiency. Additionally, with the Banks' continued growth, additional office space was required, thereby the Corporation entered into several leasing agreements for office space.

         Excluding the $3.4 million in costs associated with the acquisition of CSB, other noninterest expense increased $1.2 million, or 19.7% in 1997, when compared to 1996. The three major components of change in this category are advertising, data processing and professional services. During 1997, the Banks incurred additional advertising expense primarily related to costs associated with promoting certificates of deposit and equity

                           FIRST CHARTER CORPORATION

line products. Data processing and professional services costs increased due to the aforementioned technology added in mid-1996 and throughout 1997. As the Banks continue to grow and invest in technology, the Corporation anticipates further increases in this area during 1998.

         Total income tax expense for 1997 was $3.9 million versus $4.4 million in 1996. The decrease is attributable to a decrease in taxable income, slightly offset by an increase in the effective tax rate to 31.8% in 1997 from 30.5% in 1996. The change in the effective rate is primarily attributable to certain nondeductible merger and acquisition costs incurred in 1997, which were partially offset by an increase in tax-exempt income from municipal securities in 1997.

RESULTS OF OPERATIONS AND
FINANCIAL CONDITION

1996 VERSUS 1995

         The Corporation earned $10.1 million, or $1.10 basic income per share, in 1996, a 21.3% increase from $8.3 million, or $.95 basic income per share in 1995. Key factors contributing to the increase in net income were a 7.7% increase in net interest income, a reduction in the provision for loan losses, and the absence in 1996 of pre-tax merger related expenses of $1.1 million incurred in 1995 in connection with the acquisition of Union. These earnings equated to a return on average assets of 1.55% for 1996, compared to 1.45% for 1995, and a return on average equity of 14.77% in 1996, versus 14.28% in 1995.

         Total assets at December 31, 1996, were $680.3 million, up 8.6% from the level at year-end 1995. Gross loans increased 10.0% to $456.7 million and total deposits increased 10.6% to $569.9 million at December 31, 1996 from their levels at year-end 1995.

         At December 31, 1996, securities available for sale were $143.7 million or 21.1% of total assets compared to 24.1% of total assets at year-end 1995. During 1996, stable interest rates and a growing economy created increased loan demand. Maturities from both portfolios helped to fund the increased loan demand. Concurrently, short-term agency securities (less than one year) and U.S. Treasuries (two years to three years) were purchased to primarily maintain liquidity while in-state municipal securities (maturity range of five to fifteen years) were purchased to enhance tax equivalent net interest income. The fair value of securities available for sale was approximately $2.8 million above their amortized cost at December 31, 1996. The average yield on the securities available for sale portfolio was 6.87% for 1996 and 6.65% for 1995. The average life of the portfolio was 5.03 years at December 31, 1996 compared to 4.53 years at year-end 1995.

         Investment securities totaled $13.9 million or 2.0% of total assets at December 31, 1996. The average yield earned on investment securities in 1996 was 5.87% compared to 5.73% in 1995, with an average maturity of 1.53 years at December 31, 1996.

         The loan portfolio at December 31, 1996 was composed of 13.9% commercial, financial, and agricultural loans, 10.3% real estate construction loans, 60.7% real estate mortgage loans, and 15.1% installment loans. This compares to a composition of 16.0% commercial, 8.6% real estate construction, 61.5% real estate mortgage, and 13.9% installment at December 31, 1995.

         Problem assets at December 31, 1996 were $3.1 million, or 0.7% of gross loans and foreclosed properties, compared to $3.2 million or 0.8% at December 31, 1995.

                               1997 ANNUAL REPORT

The components of problem assets are presented in the table below:

                            December 31,    December 31,
(Dollars in thousands)           1996            1995
--------------------------------------------------------
Nonaccrual loans               $1,630          $2,453
Restructured loans                 --             300
Other real estate                 759              61
                               ------          ------
    Total non-
    performing assets           2,389           2,814

Loans 90 days or more
    past due and still
   accruing                       685             401
                              -------         -------
   Total problem assets        $3,074          $3,215
                              =======         =======

         Interest income that would have been recorded on nonaccrual loans for the years ended December 31, 1996 and 1995, had they performed according to their original terms, amounted to approximately $174,000 and $330,000, respectively. Interest income on nonaccrual loans included in the results of operations for the years ended December 31, 1996 and 1995, amounted to approximately $42,000 and $82,000, respectively.

         Accruing loans 90 days or more past due increased to 0.15% of gross loans at December 31, 1996 compared to 0.10% of gross loans at December 31, 1995.

         Net charge-offs for 1996 were $1.1 million or 0.24% of average loans compared to $1.0 million or 0.26% of average loans in 1995.

         Other real estate increased to $758,977 at December 31, 1996 from $61,250 at December 31, 1995. Included in other real estate is the reclassification of property totaling $434,500 that was originally purchased for the construction of a branch location. Management decided not to construct a branch on this property, and therefore, the carrying value of this property was reclassified from premises and equipment to other real estate. This property is currently being marketed and the gain or loss from its sale is not expected to be significant. Additionally, two residential construction loans were foreclosed in December 1996.

         Total deposits at December 31, 1996 were $569.9 million, a 10.6% increase from a 1995 year-end level of $515.4 million. Average noninterest bearing demand deposits increased $9.0 million or 12.7%; average interest bearing demand deposits increased $6.8 million or 9.0%; average insured money market accounts decreased $2.4 million or 4.9%; average savings deposits increased $11.3 million or 10.4%; and average CD's increased $34.6 million or 19.3%. The majority of deposit growth was in CD products. The increase in average CD's was primarily attributable to an increase in public deposits.

         For the year ended December 31, 1996, net interest income was $28.1 million, an increase of 7.7% from net interest income of $26.1 million in 1995. The increase is attributable to an increase in the level of interest earning assets slightly offset by a decrease in the net interest margin (tax adjusted net interest income divided by average earnings assets) to 4.92% in 1996 from 5.13% in 1995. The decline in the margin is attributable to more growth in higher yielding deposits, such as CD's, than in lower yielding deposits, such as NOW and savings deposits.

         The average yield on interest-earning assets was 8.7% in 1996 compared to 8.8% in 1995. The average rate paid on interest-bearing liabilities was 4.6% in 1996, compared to 4.5% in 1995. The average yield earned on loans was 9.4% in 1996, compared to 9.7% in 1995. The average rate paid on interest-bearing deposits was 4.6% in 1996, compared to 4.5% in 1995.

                           FIRST CHARTER CORPORATION

         The provision for loan losses for 1996 was $1.5 million compared to $2.0 million in 1995. The decrease in the provision was primarily attributable to a reduction in net charge-offs and improved asset quality. The allowance for loan losses as a percentage of gross loans outstanding was 1.43% at December 31, 1996, compared to 1.46% at year-end 1995.

         Noninterest income was $7.3 million in 1996 compared to $6.3 million in 1995. The increase in other noninterest income is attributable to higher securities gains due to the sale of equity securities held by the Corporation, higher service charge income on deposit accounts resulting from an increase in non-sufficient fund income and higher mortgage loan income due to increased loan originations.

         Total noninterest expense was $19.4 million in 1996 compared to $19.2 million in 1995, a 0.9% increase. The increase was primarily attributable to increases in costs associated with salaries and benefits, occupancy and equipment and other noninterest expense.

          Salaries and fringe benefits increased due to higher full-time equivalents, annual merit increases and higher benefits costs.

         Occupancy and equipment increased approximately $253,000 or 9.5% over 1995. This increase was primarily due to an increase in depreciation expense in connection with the aforementioned LAN and WAN technology additions in 1996 and in connection with the opening of a full service branch.

         Other noninterest expense decreased approximately $1.1 million or 15.4% for 1996 when compared to 1995, primarily due to the absence of merger and acquisition expenses associated with the acquisition of Union in 1995. These costs included legal, accounting, investment banking, regulatory filings, proxy printing and solicitation expenses, all of which were incurred during the fourth quarter of 1995.

         Total income tax expense for 1996 was $4.4 million versus $2.9 million in 1995. The increase is attributable both to an increase in income before income taxes and an increase in the effective tax rate to 30.5% in 1996 from 25.9% in 1995. The change in the effective rate is primarily attributable to the majority of merger costs for which a tax benefit was not allowed.

Accounting and Regulatory Matters

         In June 1997, the Financial Accounting Standards Board ("FASB") issued Statement No. 130, "Reporting Comprehensive Income." Statement 130 establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general purpose financial statements. Comprehensive income is the non-shareholder related change in equity (net assets) of a company during a period from transactions and other events. The provisions of this statement are effective for fiscal years beginning after December 15, 1997, including interim periods, and requires restatement of all prior periods presented. The implementation of the statement will not have an impact on the consolidated financial position or consolidated results of operations of the Corporation, but the statement will require additional disclosures to be made.

         Also in June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," which establishes standards for the way that business enterprises report information about operating segments in annual financial statements and requires that these enterprises report selected information about operating

                               1997 ANNUAL REPORT

segments in interim financial reports. It also establishes standards for related disclosures about products and services, geographic areas and major customers. SFAS No. 131 is effective for periods beginning after December 15, 1997 and requires restatement of all prior periods presented. The implementation of the statement will not have an impact on the consolidated financial position or consolidated results of operations of the Corporation, but the statement could require additional disclosures to be made.

         From time to time, FASB also issues exposure drafts for proposed statements of financial accounting standards. Such exposure drafts are subject to comment from the public, to revisions by the FASB and to final issuance by the FASB as statements of financial accounting standards. Management considers the effect of the proposed statements on the consolidated financial statements of the Corporation and monitors the status of changes to issued exposure drafts and to proposed effective dates.

Year 2000 Consideration

         The Corporation utilizes many computer software programs and operating systems throughout the organization. Some of these software applications contain source code that is unable to appropriately interpret the upcoming calendar year "2000". Therefore some level of modification, or even possibly replacement, of such applications will be necessary. The Corporation is currently in the process of completing its identification of applications that are not "Year 2000" compliant. Given information known at this time about the Corporation's on-going, normal course-of-business efforts to upgrade or replace business critical systems as necessary, management has not fully determined an estimated cost to become "Year 2000" compliant. However, at December 31, 1997, management does not anticipate the total costs of becoming "Year 2000" compliant will have a material adverse impact on the Corporation's liquidity or its results of operations. The Corporation is expensing all costs associated with required system changes as the costs are incurred. As of December 31, 1997 these costs did not exceed $25,000.

Factors that May Affect Future Results

         The foregoing discussion contains certain forward-looking statements about the Corporation's financial condition and results of operations, which are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management's judgment only as of the date hereof. The Corporation undertakes no obligation to publicly revise these forward-looking statements to reflect events and circumstances that arise after the date hereof.

         Factors that may cause actual results to differ materially from these forward-looking statements include, but are not limited to, the passage of unforeseen state or federal legislation or regulation applicable to the Corporation's operations, the Corporation's ability to accurately predict the adequacy of the loan loss allowance needs using its present risk grading system, the ability to generate liquidity if necessary to meet loan demand, the ability to manage unforeseen domestic and global rapid changes in interest rates, the reliance on third party vendors to become Year 2000 compliant and, with respect to the acquisition of CSB, the inability of the Corporation to consolidate the operations of CSB with the Corporation in an efficient manner.

                           FIRST CHARTER CORPORATION

                       First Charter Corporation Officers

Robert O. Bratton
Executive Vice President,
Chief Operating Officer,
Treasurer and Chief Financial Officer

Michael R. Coltrane
Vice Chairman

J. Roy Davis, Jr.
Chairman of the Board

Rose W. Edwards
Assistant Corporate Secretary

Phillip M. Floyd
Executive Vice President

Anne C. Forrest
Assistant Corporate Secretary

Robert G. Fox, Jr.
Executive Vice President

John J. Godbold, Jr.
Executive Vice President

H. Clark Goodwin
Executive Vice President

Brian A. Ingold
AVP/Senior Auditor

David E. Keul
Assistant Treasurer and
Assistant Corporate Secretary

Lawrence M. Kimbrough
President and Chief Executive Officer

James T. Mathews, Jr.
Senior Vice President

Edward B. McConnell
Executive Vice President

James W. Townsend, Jr.
Corporate Secretary



             First Charter National Bank and Bank of Union Officers

William R. Adcock
Harvey E. Baker
John R. Baker
Cheryl P. Barbee
Wendy T. Barnhardt
Todd C. Bennington
Kati W. Beaver
Patricia H. Blackwell
Lisa B. Boylen
Robert O. Bratton
Lisa P. Bryant
Kenneth W. Caldwell
Julie J. Carter
Barbara J. Cherry
Elizabeth L. Cline
Deborah S. Cloninger
E. Stephen Costner
Deborah W. Craig
Carolyn M. Craver
Lisa Cunningham
William E. Davis
Deborah R. Deese
Rose W. Edwards
C. Eugene Efird
Thomas J. Elkins
David L. Ellington
Phillip M. Floyd
Anne C. Forrest
Robert G. Fox
Mavadell D. Freeman
Melba M. Funderburk
Linda S. Gibson
Jan G. Griffin
H. Clark Goodwin
JoAnn J. Hall
Sandra L. Hannagan
Angela S. Helms
R. Dwight Henry
Robin T. Hinson
Karen F. Hodge
Patricia K. Horton
D. Jean Hovis
Brian A. Ingold
Patricia C. Jamison
Donna J. Kenney
David E. Keul
Lawrence M. Kimbrough
Brenda K. Kinley
Angela R. Lovelace
Earl H. Lutz, Jr.
Sandra J. Mansur
Jerold L. Marlow
James T. Mathews
Edward B. McConnell
David C. McGuirt
Jesse F. Milliken
Nancy L. Mills
Teresa L. Mills
Michael J. Mittelman, Jr.
Lisa C. Moore
Dawn W. O'Dell
Danny H. Patton
Elizabeth G. Quesenberry
Elizabeth K. Reed
M. Jay Rhodes, Jr.
W. Farrell Richardson
Brian F. Riggins
Linda V. Ritter
Katherine L. Schiele
Tammy D. Scruggs
Greg Silliman
Brenda S. Simpson
Nancy B. Smith
A. Ray Singleton
Gordon M. Stallings
James E. Steere, III
William W. Swink
J. W. Townsend, Jr.
Matthew J. Triplett
Nancy S. Verble
Kimberly J. Wertheimer
L. Eugene Willard
Ann K. Williams
Patricia G. Witter

                               1997 ANNUAL REPORT

                              Corporate Information



Corporate Headquarters
First Charter Corporation
22 Union Street, North
PO Box 228
Concord, NC 28026-0228
(704) 786-3300
Toll Free 1-800-422-4650

Auditors
KPMG Peat Marwick L.L.P.
Suite 2800
Two First Union Center
Charlotte, NC 28282

Corporate Counsel
Smith Helms Mulliss & Moore, L.L.P.
30th Floor
201 N. Tryon Street
Charlotte, NC 28202

Subsidiaries
First Charter National Bank
PO Box 228
Concord, NC 28026-0228

Bank of Union
201 North Charlotte Avenue
Monroe, NC 28112

Stock Listing
The NASDAQ National Market
Symbol: FCTR

Market Makers
Morgan Stanley, Dean Witter, Discover & Co.
Interstate/Johnson Lane Corporation
J.C. Bradford Co.
Wheat First Union
Legg Mason Wood Walker, Inc.

Transfer Agent
First Charter National Bank

Shareholders' Meeting
Cabarrus Country Club
Concord, NC April 28, 1998 at 5:00 p.m.

Form 10-K
Copies of First Charter Corporation's Annual Report to the Securities and Exchange Commission, Form 10-K, may be obtained without charge by writing:

Robert O. Bratton
Chief Financial Officer
First Charter Corporation
PO Box 228
Concord, NC 28026-0228

Stock Information and Dividends

     First Charter Corporation's common stock, no par value (the "Common Stock"), is reported on The Nasdaq Stock Market as a National Market Security under the symbol "FCTR". The following table sets forth the high and low sales price for the Common Stock for the periods indicated, as reported. The table also sets forth per share cash dividend information for the periods indicated (as adjusted for the stock split). See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Capital Resources" contained elsewhere in this report for a description of limitations on the ability of the Corporation to pay dividends.

     As of February 20, 1998, there were 3,232 shareholders of record of the Corporation's Common Stock.


Quarterly Common Stock Price Ranges and Dividends

                       1997                                  1996
------------------------------------------------------------------------------
Quarter     High       Low      Dividend           High       Low     Dividend
------------------------------------------------------------------------------
First     $18.54     $17.71     $.125            $18.75     $16.25     $.125
------------------------------------------------------------------------------
Second     24.25      18.13      .125             17.08      14.79      .125
------------------------------------------------------------------------------
Third      24.25      22.00      .140             16.04      15.21      .125
------------------------------------------------------------------------------
Fourth     26.75      23.50      .140             18.75      15.21      .125
------------------------------------------------------------------------------

FIRST CHARTER CORPORATION

22 UNION STREET NORTH

P.O. BOX 228

CONCORD, NORTH CAROLINA 28026-0228

(watermark image of FIRST CHARTER CORPORATION)