Form 10-K, Exhibit 13
period 1998-12-31
FIRST CHARTER CORP /NC/
filed 1999-03-22
CIK 717306

                                                                      EXHIBIT 13

                               1998 ANNUAL REPORT

                                    (PHOTO)

                                    CHARTER

                                      NEW

                                   TERRITORY

                                                                           FIRST
                                                                         CHARTER

                               CORPORATE PROFILE


                                    (PHOTO)


                    First Charter Corporation is the holding

                  company for First Charter National Bank and

                   Home Federal Savings and Loan Association.

                    A super-community bank headquartered in

                     Concord N.C., First Charter has served

                  businesses and individuals in the Charlotte

                    metropolitan region for over 110 years.

                   Common stock for First Charter Corporation

                    is traded on the NASDAQ National Market

                            under the symbol "FCTR".

                               WHERE YOU NEED US.

                               WHEN YOU NEED US.

                  First Charter customers can receive a broad

                 array of financial services through 33 branch

                         offices and 65 ATM locations.


                                     [MAP]


                                                                           FIRST
                                                                         CHARTER
                                                                     CORPORATION


                            Map of selected locations
                               in North Carolina

                                 MARKETS SERVED


                                     [MAP]


                           Map of selected locations
                               in North Carolina

MISSION

                                    (PHOTO)
                            (l to r) Brenda Kinley,
                          Linda Gibson, Steve Calhoun,
                          Pat Horton, Patty Blackwell


YOU WILL KNOW US BY THE MISSION
WE HAVE CHOSEN...


We are dedicated to providing the exceptional financial services preferred by our business and individual customers.

We are committed to a work environment that encourages enthusiasm and offers opportunities for professional growth and development.

We are determined to create superior value for our shareholders.

                   First Charter Corporation and Subsidiaries
                      Selected Consolidated Financial Data

         The following table sets forth certain selected consolidated financial data concerning First Charter Corporation (the "Corporation") for the five years ended December 31, 1998. All financial data have been adjusted to reflect the acquisition of Bank of Union in 1995, the acquisition of Carolina State Bank in 1997 and the acquisition of HFNC Financial Corp. in 1998, each of which was accounted for as a pooling of interests. Additionally, all per share data have been adjusted to reflect a 6-for-5 stock split declared in the second quarter of 1997 and a stock split effected in the form of a 33 1/3% stock dividend declared in the fourth quarter of 1994. This information should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations appearing elsewhere in this report, and is qualified in its entirety by reference to the more detailed consolidated financial statements of the Corporation and notes thereto.

                                                                                   Years ended December 31,
   (Dollars in thousands, except per share amounts)               1998          1997          1996          1995          1994
Income Statement Data:
      Interest income                                         $  136,509    $  123,130    $  116,371    $   98,209    $   82,174
      Interest expense                                            70,623        62,827        57,416        47,844        37,516
                                                              ------------------------------------------------------------------
      Net interest income                                         65,886        60,303        58,955        50,365        44,658
      Provision for loan losses                                    2,376         2,684         1,481         2,328         1,591
                                                              ------------------------------------------------------------------
      Net interest income after provision for loan losses         63,510        57,619        57,474        48,037        43,067
      Noninterest income                                          13,650        15,082         8,156         7,125         6,428
      Noninterest expense                                         59,166        42,765        39,169        31,817        29,757
                                                              ------------------------------------------------------------------
      Income before income taxes                                  17,994        29,936        26,461        23,345        19,738
      Income taxes                                                 8,758        10,765         9,028         7,467         6,510
                                                              ------------------------------------------------------------------
      Net income                                              $    9,236    $   19,171    $   17,433    $   15,878    $   13,228
                                                              ------------------------------------------------------------------
Per Share Data:
      Basic net income                                        $     0.51    $     1.06    $     0.95    $     0.95    $     0.81
      Diluted net income                                            0.50          1.03          0.94          0.94          0.80
      Cash dividends declared(1)                                    0.61          0.53          0.50          0.43          0.34
      Period-end book value                                        13.34         12.79         12.25          7.08          6.18
Balance Sheet Data (at period-end):
      Securities available for sale                           $  331,799    $  315,565    $  325,825    $  399,694    $   55,452
      Investment securities held to maturity                          --            --        13,940         8,959       202,504
      Loans, net                                               1,406,967     1,246,228     1,108,311       913,892       782,420
      Allowance for loan losses                                   15,554        15,263        14,140        13,552        13,144
      Total assets                                             1,864,357     1,672,641     1,573,177     1,415,368     1,125,894
      Deposits                                                 1,123,035     1,059,262     1,013,696       964,005       941,552
      Borrowed funds                                             469,944       350,079       309,895       124,714        35,374
      Total liabilities                                        1,618,385     1,428,732     1,340,396     1,104,460       989,990
      Total shareholders' equity                                 245,972       243,909       232,781       311,075       135,904
Ratios:
      Net income to average shareholders' equity                    3.68          7.47          6.20          7.44         10.14
      Net income to average total assets                            0.52          1.21          1.16          1.34          1.22
      Net interest income to average earning assets
          (tax equivalent)                                          4.11          4.12          4.23          4.34          5.04
      Average loans to average deposits                           139.05        111.96        104.68         86.33         88.41
      Net loans charged off during period to average loans          0.15          0.16          0.09          0.23          0.13

(1) First Charter Corporation historical cash dividends declared.


See accompanying notes to the consolidated financial statements.

SHAREHOLDERS

Dear Fellow Shareholders,

         In 1998 First Charter completed the first steps on a journey into new territories: New products, New markets and a New strategic focus. 1998 was also a year of setting records. Not only did we complete the largest acquisition in our company's history, more than doubling our size, but we also posted record recurring earnings.

         In preparation for this journey, we invested aggressively in technology, significantly strengthened our senior management team, created an insurance services subsidiary and opened 22 ATMs in selected Food Lion supermarkets. Additionally, we broke ground for the First Charter Center, a $35 million state-of-the-art customer support facility.

         First Charter is located in one of the most dynamic business markets in the country. While this is certainly an advantage, our long term success will depend primarily upon how well we meet the needs and exceed the expectations of our customers. Success begins with getting to know them more intimately through the gathering and refining of information. Success is achieved by acting upon that information in ways that help to improve their lives.

The year ahead will be full of challenges and opportunities:

- We will focus on delivering exceptional service to businesses by building on our existing strengths in that market.

- We will concentrate on expanding our base of customer knowledge and improving the ability of our sales staff to respond quickly to customer needs, and even anticipating them.

- We will strengthen our presence in key markets through targeted marketing and advertising strategies, communicating the message that First Charter is both different from and better than the competition.

- We will hold ourselves to the highest standards of customer service quality.

Success will be achieved through hard work, commitment and strength of will.


                                    (PHOTO)
                             Lawrence M. Kimbrough


(TOTAL ASSETS CHART)

YEAR IN REVIEW


         Our financial performance in 1998 demonstrates the strength of our core businesses. We plan for this trend to continue in 1999.


                                    (PHOTO)
                         Debbie Alexander, Team Leader


FINANCIAL RESULTS

         In 1998, total assets grew 11.5% to $1.9 billion. Recurring earnings totaled $23.0 million, up 22.4% from 1997 recurring earnings of $18.8 million. This growth was driven by an increase in net loans of 12.9% during the year to $1.4 billion and an increase in total deposits of 6.0% to $1.1 billion. Excluding nonrecurring charges and gains, First Charter produced a return on average assets of 1.29% and a return on average equity of 9.17%. In 1997 these ratios were 1.18% and 7.32%, respectively. The 1998 results above exclude the nonrecurring costs of our merger with HFNC Financial Corp. ("HFNC"), the holding company for Home Federal Savings and Loan Association ("Home Federal"). The full impact of these costs is discussed in detail later in this report.

         At the end of 1998, total shareholders' equity was $246.0 million, which represents a book value per share of $13.34 and an equity-to-assets ratio of 13.2%. As of December 31, 1998, First Charter Corporation had a market capitalization of $318.1 million.

         The acquisition of HFNC on September 30, 1998 enabled First Charter to enter the dynamic Charlotte market. We believe that our combination of exceptional customer service and competitive products will be successful in that market. In addition to doubling our size in assets, the merger significantly enhanced the liquidity of First Charter common stock. However, this acquisition presents unique financial challenges as well as significant business opportunities.

         Several traditional indicators of financial performance changed dramatically with the acquisition. The process of aggressive financial management that will return these measures back to their previous levels of high performance began in 1998 when 1,004,000 shares of HFNC stock were purchased and retired. In addition, 154,117 shares of First Charter common stock were purchased and retired.

         In 1999, our plans include generating more commercial loans, increasing net interest margin and emphasizing growth in fee income. Our focus on maintaining a very competitive efficiency ratio will continue.


                                    (PHOTO)
                          Telephone Bank Represatives
                    (l to r) Jeslyn Williams, Gloria Lozano,
                                  Cindy Riley


EXPANDING OUR REACH

         Whenever we meet more of the financial needs of our customers or deliver our services more conveniently, we become more competitive. In 1998 we broadened the financial solutions available to our business and individual customers by launching First Charter Insurance Services, Inc. ("FCIS"). Headquartered in Huntersville (NC), FCIS has acquired three well-respected insurance agencies located in the Charlotte metropolitan region. Additional agency acquisitions will be made in 1999.

         In 1998 we brought more convenient banking to two towns in our marketplace. We opened a branch office in the town of Mint Hill, and moved our office in Matthews to a new, more visible location. Both branches are located on highly trafficked main thoroughfares.

         Lastly, First Charter opened 22 new ATMs in selected Food Lion supermarkets. These sites not only offer our customers greater convenience, but also advertise our services to non-customers. Three more Food Lion ATMs will open in the second quarter of 1999.

BUILDING OUR TEAM

         As our company grows, the leadership needed to sustain our commitment to exceptional service and performance continues to change. In the past year, we strengthened our management team by recruiting a number of senior executives, including new Directors of Human Resources, Funds Management, Insurance Services, Training, Strategic Initiatives, Marketing and Commercial Sales. These experienced leaders will help us shape the First Charter organization that will enter the new millennium.

         With our new strategic focus on the commercial market and the addition of the Charlotte market to our sales area through the acquisition of Home Federal, the need to expand our commercial sales force has grown rapidly. Seven experienced, successful commercial sales and lending officers have been recruited for the markets in Charlotte, Monroe and North Mecklenburg county.

         The cornerstone of our growth plans for the future is the ongoing development of a superior sales culture. We recognized that the development process could be accelerated if we added an experienced sales management executive to our leadership team. We were fortunate to recruit Robert E. James, Jr., who joined First Charter in February 1999 as Group Executive Vice President
- Sales. Bob spent the majority of his career at Centura Bank, where he was a key player in the creation of the highly successful sales program at that bank. He will manage sales for our company, while Robert O. Bratton, Group Executive Vice President - Service, will continue to manage the technology and support functions.

GROWING INTO THE FUTURE

         The extraordinary growth of First Charter over the past three years has been exciting. Among the most exciting events of 1998 took place on December 2nd, when we broke ground for the First Charter Center. The Center is designed to provide state-of-the-art customer support services. Just as important, it is designed to provide a convenient, comfortable work environment for our employees.


                        [PHOTO OF A FIRST CHARTER SIGN]


         The key to our success has always been the spirit, dedication and hard work of our First Charter family. I am delighted and honored to work with them. More than ever, our future success relies on their passion and enthusiasm. I believe our future is in good hands.

Sincerely,

/s/  Lawrence M. Kimbrough
Lawrence M. Kimbrough
President and Chief Executive Officer

SETTING A NEW DIRECTION

         Deciding upon which direction to take is the first crucial step in a successful journey. After careful consideration and extensive customer research, we developed a new strategic focus. First Charter will focus on the exceptional delivery of financial services to businesses. Our goal is to meet all the financial needs of businesses, their owners and their employees.


                                    (PHOTO)
                   Nancy Mills, First Charter Trust Department
                     Robert Griggs, Owner, Kramer & Eugenes


         First Charter is known for delivering superior service to businesses already. Market research indicates that First Charter business customers are significantly more satisfied with our service than are the business customers of competing banks with the service they receive from them. We are building on a demonstrated corporate competency.


                                    (PHOTO)


         Our current sales area contains over 40,000 businesses and this number grows each year. By offering fast, flexible service in a customer-oriented atmosphere, First Charter can become the best choice for businesses that expect more from their bank.

INVESTING FOR THE JOURNEY


                                    (PHOTO)
                              First Charter Center


         In 1998, First Charter made significant investments in preparation for the journey into the new millennium.

- Acquiring Home Federal, which enabled us to enter the Charlotte market and created new opportunities to sell our products and services.

- Breaking ground for the First Charter Center, which will open in July of 2000 and provide a spacious, comfortable, state-of-the-art workplace for over 300 service, administrative and support employees.

- Recruiting new senior executives to help us work smarter, grow faster and succeed as a larger, more complex organization.

- Creating First Charter Insurance Services in order to meet more of the financial needs of businesses and individuals.

And in 1999 we will continue to invest for the future.

- Creating a strong, meaningful brand presence in our markets through the use of advertising targeted to business owners.

- Implementing technologies that help us communicate better and enable us to use information more effectively on behalf of customers and in our business decision making.

- Developing the knowledge and skills of our staff and finding ways that can make First Charter an even better place to work.

- Continuously improving upon our ability to provide exceptional financial services to our business and individual customers.

Expect More From Us.


                          (Charter New Territory Photo)

                           MEETING THE Y2K CHALLENGE

         With every second that passes, the world draws closer to the challenge of Year 2000 ("Y2K"). On January 1, 2000, computers all over the world may have difficulty reading the date (01/01/00) and, consequently, may not function properly. All businesses and individuals that use computers face this challenge, including banks.


OUR SOLUTION

                           [PHOTO OF YEAR CLOCK 2000]

         First Charter created TEAM 2000 in January 1997 to spearhead our response to the Y2K challenge. After completing an exhaustive inventory of the hardware, software and imbedded systems that could potentially be affected by the Y2K problem, TEAM 2000 then developed and implemented a three-phase plan for the comprehensive testing of all critical computer applications:

                - Phase I - Vendor Testing
                  (Gathering test results from vendors)
                  Status:  Completed

                - Phase II - Unit Testing
                  Status: Completed

                - Phase III - Integrated Testing
                  Status: Completion scheduled for May 31, 1999

         All computer software applications, PCs and printers that did not pass Phase II testing will be corrected by May 1, 1999.

CLEAN MANAGEMENT AND BEYOND

         First Charter has implemented a Clean Management program. Clean Management means we do not add or change computer software after testing has been completed. However, if business needs compel us to add or change computer applications, we will submit the new application to rigorous compliance testing. Clean Management assures that the computer programs that were tested successfully today will be the same ones in place on January 1, 2000.

         Just in case external events such as the loss of telecommunications cause problems at First Charter on January 1, 2000, we are creating a detailed response plan that will facilitate full business resumption as soon as possible.

CUSTOMER COMMUNICATION

         We are dedicated to keeping our customers fully informed regarding our preparations for Year 2000. In addition to periodic updates inserted in account statements, current information on First Charter's preparations for Y2K are available on our Website at www.firstcharter.com and via telephone through the TEAM 2000 Hotline at 1-877-322-2548.

         First Charter has been providing information regarding our Year 2000 progress to the public on a regular basis. Please be advised that First Charter designates such information as Year 2000 Readiness Disclosures.

                          INDEPENDENT AUDITORS' REPORT



The Board of Directors
First Charter Corporation

We have audited the accompanying consolidated balance sheets of First Charter Corporation and subsidiaries (the "Company") as of December 31, 1998 and 1997, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Charter Corporation and subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1998, in conformity with generally accepted accounting principles.


                                            KPMG LLP

Charlotte, North Carolina
January 13, 1999

                   FIRST CHARTER CORPORATION AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS

                                                                                          December 31,
--------------------------------------------------------------------------------------------------------------
(Dollars in thousands)                                                            1998                    1997
--------------------------------------------------------------------------------------------------------------

ASSETS
Cash and due from banks .......................................            $    41,884             $    35,392
Federal funds sold ............................................                  6,402                   8,195
Interest bearing bank deposits ................................                 11,713                  15,143
Securities available for sale, cost of $321,357 in 1998
     and $306,528 in 1997 .....................................                331,799                 315,565
Loans .........................................................              1,422,676               1,261,764
     Less: Unearned income ....................................                   (155)                   (273)
           Allowance for loan losses ..........................                (15,554)                (15,263)
                                                                           -----------------------------------
     Loans, net ...............................................              1,406,967               1,246,228
                                                                           -----------------------------------
Premises and equipment, net ...................................                 30,603                  26,057
Other assets ..................................................                 34,989                  26,061
                                                                           -----------------------------------
         Total assets .........................................            $ 1,864,357             $ 1,672,641
                                                                           ===================================


LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits, domestic:
     Noninterest bearing demand ...............................            $   119,519             $   103,005
     Interest bearing .........................................              1,003,516                 956,257
                                                                           -----------------------------------
         Total deposits .......................................              1,123,035               1,059,262
Other borrowings ..............................................                469,944                 350,079
Other liabilities .............................................                 25,406                  19,391
                                                                           -----------------------------------
         Total liabilities ....................................              1,618,385               1,428,732
                                                                           -----------------------------------

Shareholders' equity:
Common stock - no par value; authorized: 50,000,000 shares
     in 1998 and 25,000,000 shares in 1997; issued and
     outstanding: 18,442,202 shares in 1998 and 19,068,298
     shares in 1997 ...........................................                121,416                 139,712
Unearned ESOP and unvested restricted stock ...................                     --                 (21,234)
Retained earnings .............................................                118,078                 119,899
Accumulated other comprehensive income:
     Unrealized gains on securities available for sale, net ...                  6,478                   5,532
                                                                           -----------------------------------
         Total shareholders' equity ...........................                245,972                 243,909
                                                                           -----------------------------------
         Total liabilities and shareholders' equity ...........            $ 1,864,357             $ 1,672,641
                                                                           ===================================

See accompanying notes to consolidated financial statements.

                   FIRST CHARTER CORPORATION AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF INCOME

                                                                                            Years Ended December 31,
---------------------------------------------------------------------------------------------------------------------------------
(Dollars in thousands, except per share amounts)                               1998                   1997                   1996
---------------------------------------------------------------------------------------------------------------------------------

Interest income:
     Loans .................................................            $   116,376            $   100,921            $    90,545
     Federal funds sold ....................................                  1,026                  1,012                  1,102
     Interest bearing bank deposits ........................                    201                    795                    908
     Securities available for sale .........................                 18,906                 19,581                 23,109
     Investment securities held to maturity ................                     --                    821                    707
                                                                        ---------------------------------------------------------
         Total interest income .............................                136,509                123,130                116,371
                                                                        ---------------------------------------------------------
Interest expense:
     Deposits ..............................................                 46,141                 46,332                 44,708
     Federal funds purchased and securities
         sold under agreements to repurchase ...............                  6,957                  7,689                  7,790
Federal Home Loan Bank and other borrowings ................                 17,525                  8,806                  4,918
                                                                        ---------------------------------------------------------
Total interest expense .....................................                 70,623                 62,827                 57,416
                                                                        ---------------------------------------------------------
                  Net interest income ......................                 65,886                 60,303                 58,955
Provision for loan losses ..................................                  2,376                  2,684                  1,481
                                                                        ---------------------------------------------------------
     Net interest income after provision for loan losses ...                 63,510                 57,619                 57,474
                                                                        ---------------------------------------------------------
Noninterest income:
     Trust income ..........................................                  2,006                  1,901                  1,490
     Service charges on deposit accounts ...................                  4,320                  4,116                  3,496
     Insurance and other commissions .......................                  1,121                    959                    701
     Securities available for sale transactions, net .......                  2,222                  5,694                    306
     Other .................................................                  3,981                  2,412                  2,163
                                                                        ---------------------------------------------------------
         Total noninterest income ..........................                 13,650                 15,082                  8,156
                                                                        ---------------------------------------------------------
Noninterest expense:
     Salaries and fringe benefits ..........................                 22,904                 21,721                 20,070
     Occupancy and equipment ...............................                  6,205                  5,436                  4,448
     Restructuring and merger-related costs ................                 18,192                  3,356                     --
     Other .................................................                 11,865                 12,252                 14,651
                                                                        ---------------------------------------------------------
         Total noninterest expense .........................                 59,166                 42,765                 39,169
                                                                        ---------------------------------------------------------
               Income before income taxes ..................                 17,994                 29,936                 26,461
Income taxes ...............................................                  8,758                 10,765                  9,028
                                                                        ---------------------------------------------------------
         Net income ........................................            $     9,236            $    19,171            $    17,433
                                                                        =========================================================

Net income per share:
         Basic .............................................            $      0.51            $      1.06            $      0.95
         Diluted ...........................................            $      0.50            $      1.03            $      0.94
Weighted average common and common equivalent shares:
         Basic .............................................             18,273,281             18,154,131             18,301,085
         Diluted ...........................................             18,571,805             18,697,448             18,586,086


See accompanying notes to consolidated financial statements.

                   FIRST CHARTER CORPORATION AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                                        Unearned
                                                                                        ESOP and    Accumulated
                                                      Common Stock                      Unvested          Other
                                                      ------------          Retained  Restricted  Comprehensive
(Dollars in thousands)                            Shares        Amount      Earnings       Stock         Income   Total
------------------------------------------------------------------------------------------------------------------------

Balance, December 31, 1995 as
    originally reported ....................    17,126,075    $ 210,758    $ 107,534   $  (8,700)  $  1,484    $ 311,076
Common stock issued in 1997
    6-for-5 stock split ....................     1,247,133        5,809       (5,809)         --         --           --
                                                ------------------------------------------------------------------------

Balance, December 31, 1995 as adjusted .....    18,373,208      216,567      101,725      (8,700)     1,484      311,076
Comprehensive income:
    Net income for 1996 ....................            --           --       17,433          --         --       17,433
    Unrealized gain on securities available
      for sale, net ........................            --           --           --          --      2,799        2,799
         Total comprehensive income ........                                                                     -------
                                                                                                                  20,232
Cash dividends .............................            --           --       (5,730)         --         --       (5,730)
Purchase and retirement of common stock ....       (27,430)        (486)          --          --         --         (486)
Shares released from ESOP and restricted
    stock trusts ...........................            --          221           --         300         --          521
Stock options exercised and Dividend
    Reinvestment Plan stock issued .........       105,668        1,390           --          --         --        1,390
Pre-merger transactions of pooled bank .....           205            2           --          --         --            2
Equity adjustment to conform fiscal periods             --      (78,644)      (2,198)    (14,738)     1,356      (94,224)
                                                ------------------------------------------------------------------------
Balance, December 31, 1996 .................    18,451,651      139,050      111,230     (23,138)     5,639      232,781
Comprehensive income:
    Net income for 1997 ....................            --           --       19,171          --         --       19,171
    Unrealized gain on securities available
      for sale, net ........................            --           --           --          --      1,249        1,249
         Total comprehensive income ........                                                                     -------
                                                                                                                  20,420
Cash dividends .............................            --      (78,918)      (8,619)         --         --      (87,537)
Purchase and retirement of common stock ....       (64,118)      (1,126)        (194)         --         --       (1,320)
Purchase of shares by ESOP and restricted
    stock trust ............................            --           --           --     (17,707)        --      (17,707)
Shares released from ESOP and restricted
    stock trusts ...........................            --          332           --       4,873         --        5,205
Stock options exercised and Dividend
    Reinvestment Plan stock issued .........        69,560        1,263           17          --         --        1,280
Pre-merger transactions of pooled bank .....       611,205          467           --          --         --          467
Equity adjustment to conform fiscal periods             --       78,644       (1,706)     14,738     (1,356)      90,320
                                                ------------------------------------------------------------------------
Balance, December 31, 1997 .................    19,068,298      139,712      119,899     (21,234)     5,532      243,909
Comprehensive income:
    Net income for 1998 ....................            --           --        9,236          --         --        9,236
    Unrealized gain on securities available
      for sale, net ........................            --           --           --          --        946          946
         Total comprehensive income ........                                                                     -------
                                                                                                                  10,182
Cash dividends .............................            --           --      (11,057)         --         --      (11,057)
Purchase and retirement of common stock ....      (759,650)     (18,074)          --          --         --      (18,074)
Shares released from ESOP and restricted
    stock trusts ...........................       (51,072)      (3,407)          --      21,234         --       17,827
Stock options exercised and Dividend
    Reinvestment Plan stock issued .........       184,626        3,185           --          --         --        3,185
                                                ------------------------------------------------------------------------
Balance, December 31, 1998 .................    18,442,202    $ 121,416    $ 118,078   $      --   $  6,478    $ 245,972
                                                ========================================================================


See accompanying notes to consolidated financial statements.

                   FIRST CHARTER CORPORATION AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                   Years Ended December 31,
----------------------------------------------------------------------------------------------------------------
(Dollars in thousands)                                                        1998           1997           1996
----------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income ......................................................     $   9,236      $  19,171      $  17,433
   Adjustments to reconcile net income to net
     cash provided by operating activities:
       Provision for loan losses ...................................         2,376          2,684          1,481
       Depreciation and amortization ...............................         3,167          2,611          1,842
       Premium amortization, net ...................................           295            119            612
       Net gain on securities available for sale transactions ......        (2,222)        (5,694)          (306)
       Amortization of unearned stock compensation .................        17,827          5,205          3,764
       Net gain on sale of other real estate .......................          (621)          (104)          (139)
       Net (gain) loss on sale of premises and equipment ...........            98            (12)             4
       Origination of mortgage loans held for sale .................       (85,698)       (11,843)       (11,011)
       Proceeds from sale of mortgage loans held for sale ..........        79,925         10,671         10,946
       Increase in other assets ....................................        (9,084)        (2,782)        (2,097)
       Increase in other liabilities ...............................         6,015          2,665          1,233
                                                                         ---------------------------------------
           Net cash provided by operating activities ...............        21,314         22,691         23,762
                                                                         ---------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES:
   Proceeds from sales of securities available for sale ............        29,186        155,917         73,371
   Proceeds from maturities and issuer calls of
       investment securities held to maturity ......................            --          1,500             --
   Proceeds from maturities of securities available for sale .......        94,269         59,433         62,144
   Purchase of investment securities held to maturity ..............            --         (1,813)        (4,948)
   Purchase of securities available for sale .......................      (136,356)      (113,673)       (49,863)
   Net increase in loans ...........................................      (160,978)      (205,633)      (195,549)
   Proceeds from sales of other real estate ........................         4,919          1,655            119
   Proceeds from sales of premises and equipment ...................           102            254          2,986
   Purchase of premises and equipment ..............................        (8,879)        (5,863)        (8,508)
                                                                         ---------------------------------------
       Net cash used by investing activities .......................      (177,737)      (108,223)      (120,248)
                                                                         ---------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES:
   Net increase in demand, money market, and savings accounts ......        69,627         41,466         31,219
   Net increase (decrease) in certificates of deposit ..............        (5,854)         3,987         18,471
   Net increase in securities sold under repurchase
       agreements and other borrowings .............................       119,865        120,183        185,181
   Purchase and retirement of common stock .........................       (18,074)        (1,320)          (486)
   Proceeds from issuance of common stock ..........................         3,185          1,280          1,390
   Pre-merger transactions of pooled bank ..........................            --            467              2
   Purchase of shares by ESOP and restricted stock trust ...........            --        (17,707)       (17,707)
   Dividends paid ..................................................       (11,057)       (87,537)       (86,846)
                                                                         ---------------------------------------
       Net cash provided by financing activities ...................       157,692         60,819        131,224
                                                                         ---------------------------------------
       Net increase (decrease) in cash and cash equivalents ........         1,269        (24,713)        34,738
       Cash and cash equivalents at beginning of period ............        58,730         83,443         46,514
                                                                         ---------------------------------------
       Cash and cash equivalents at end of period ..................     $  59,999      $  58,730      $  81,252
                                                                         =======================================

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
   Cash paid during the year for:
       Interest ....................................................     $  70,255      $  58,159      $  57,101
                                                                         =======================================
       Income taxes ................................................     $  11,079      $   9,199      $   7,458
                                                                         =======================================

SUPPLEMENTAL DISCLOSURE OF NON-CASH TRANSACTIONS:
   Transfers of loans and premises and equipment
       to other real estate owned ..................................     $   4,602      $   3,445      $   1,825
                                                                         =======================================
   Investment securities transferred to available for sale following
       business combination ........................................     $      --      $  13,491      $      --
                                                                         =======================================
   Unrealized gain on securities available for sale, net ...........     $     946      $   1,249      $   2,799
                                                                         =======================================


See accompanying notes to consolidated financial statements.

                   FIRST CHARTER CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1998, 1997, AND 1996


(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The following is a description of the more significant accounting and reporting policies which First Charter Corporation (the "Corporation") and its subsidiaries, First Charter National Bank ("FCNB"), and Home Federal Savings and Loan Association ("Home Federal") (collectively referred to as the "Banks"), follow in preparing and presenting their consolidated financial statements. A previous wholly-owned banking subsidiary of the Corporation, Bank of Union ("Union"), was merged with and into FCNB on September 10, 1998. In consolidation, all significant intercompany accounts and transactions have been eliminated. All historical financial data has been adjusted to reflect the mergers with HFNC Financial Corp. ("HFNC") in 1998 and Carolina State Bank ("CSB") in 1997, each of which was accounted for as a pooling of interests (Note
2).

     (a) Securities - The Corporation accounts for investment securities under the provisions of the Financial Accounting Standards Board's (FASB) Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities." For all periods presented, all of the Corporation's securities are categorized as available-for-sale and, accordingly, are reported at fair value, with any unrealized gains or losses, net of taxes, reflected as an element of other comprehensive income. The Corporation intends to hold these available-for-sale securities for an indefinite period of time, but may sell them prior to maturity in response to changes in interest rates, changes in prepayment risk, changes in the liquidity needs of the Banks, and other factors.

     Gains and losses on sales of securities are recognized when realized at trade date on a specific identification basis. Premiums and discounts are amortized into interest income using a level yield method.

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

     The Corporation uses the allowance method to provide for loan losses. Accordingly, all loan losses are charged to the allowance for loan losses and all recoveries are credited to it. The provision for loan losses is based on past loan loss experience and other factors which, in management's judgment, deserve current recognition in estimating probable loan losses. Such other factors considered by management include the growth and composition of the loan portfolio, the relationship of the allowance for loan losses to outstanding loans, and current economic conditions.

     Allowances for loan losses related to loans that are identified as impaired in accordance with the policy set forth above are based on discounted cash flows using the loans' initial interest rates or the fair value of the collateral if the loans are collateral dependent. Large groups of smaller-balance, homogenous loans that are collectively evaluated for impairment (residential mortgage and consumer installment loans) are excluded from this impairment evaluation and their allowance is calculated in accordance with the allowance for loan losses policy discussed above.

     Management considers the December 31, 1998 allowance for loan losses adequate to cover inherent losses in the Banks' loan portfolios. Management believes it has established the allowance in accordance with generally accepted accounting principles and in consideration of the current economic environment. While Management uses the best information available to make evaluations, future additions to the allowance may be necessary based on changes in economic and other conditions. Additionally, various regulatory agencies, as an integral part of their examination process, periodically review the Banks' allowances for loan losses. Such agencies may require the recognition of adjustments to the allowance based on their judgments of information available to them at the time of their examinations.

     Mortgage loans held for sale are valued at the lower of cost or market as determined by outstanding commitments from investors or current investor yield requirements, calculated on an aggregate loan basis.

     (c) Depreciation - Depreciation and amortization of premises and equipment are computed using the straight-line method over the estimated useful lives. Useful lives range from three to ten years for furniture and equipment, from fifteen to fifty years for buildings and over the terms of the respective leases.

     (d) Foreclosed Properties - Foreclosed properties are included in other assets and represent real estate acquired through foreclosure or deed in lieu thereof and are carried at the lower of cost (principal balance of the former loan plus costs of obtaining title and possession) or fair value, less estimated costs to sell. Generally the fair values of such properties are evaluated annually and the carrying value, if greater than the estimated fair value less costs to sell, is adjusted with a charge to income.

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

     (f) Loan Fees and Costs - Nonrefundable loan fees and certain direct costs associated with originating or acquiring loans are deferred and recognized over the contractual life of the related loans as an adjustment to interest income.

     (g) Cash Flows - For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks and federal funds sold. Generally, federal funds are sold for one-day periods. Due to the conforming of HFNC's year-end to December 31 from June 30, as further discussed in Note 2, cash and cash equivalents at the beginning of period ended December 31, 1997 do not equal the amount of cash and cash equivalents at the end of the period ended December 31, 1996.

     (h) Derivative Financial Instruments - All derivative financial instruments held by the Corporation are held for purposes other than trading. The Corporation currently uses interest rate floors on a limited basis for interest rate risk management. Interest rate floors are designated as a hedge of variable rate commercial loans. The net interest payable or receivable on floors is accrued and recognized as an adjustment to interest income of the related asset. Premiums paid for purchased floors are amortized over the shorter of the term of the floor or the related asset. Upon the early termination of floors, the net proceeds received or paid, including premiums, are deferred and included in other assets or liabilities and amortized over the shorter of the remaining contract life or the maturity of the related asset. Upon disposition or settlement of the asset being hedged, deferral accounting would be discontinued and changes in the fair value of the contract would be recognized in earnings.

     (i) Net Income Per Share - Basic net income per share is computed by dividing net income by the weighted average number of shares of common stock outstanding for the year. Diluted net income per share reflects the potential dilution that could occur if the Corporation's potential common stock and contingently issuable shares, which consist of dilutive stock options and restricted stock, were issued. Unallocated shares associated with an Employee Stock Ownership Plan established by Home Federal (See Note 14) are excluded from weighted average shares outstanding for purposes of computing basic and diluted earnings per share. The numerators of the basic net income per share computations are the same as the numerators of the diluted net income per share computations for all periods presented. A reconciliation of the denominator of the basic EPS computations to the denominator of the diluted EPS computations is as follows:

                                                                        Years Ended December 31,
                                                       ---------------------------------------------------------
                                                             1998                   1997                    1996
                                                       ---------------------------------------------------------

   Basic EPS denominator - weighted average
         number of common shares outstanding.......    18,273,281             18,154,131              18,301,085
     Dilutive effect of assumed exercise of
         stock options.............................       100,355                208,969                 117,873
     Dilutive effect of restricted stock assumed
         to be issued..............................       198,169                334,348                 167,128
                                                       ---------------------------------------------------------
   Diluted EPS denominator.........................    18,571,805             18,697,448              18,586,086
                                                       =========================================================

     Income per share for periods prior to 1997 has been restated to reflect the 6-for-5 stock split declared by the Corporation in the second quarter of 1997.

     (j) Dividends Per Share - Dividends declared by the Corporation were $0.61 per share, $0.53 per share and $0.50 per share for the years ended December 31, 1998, 1997 and 1996, respectively. Dividends declared by HFNC were $0.24 per share, $5.28 per share and $0.12 per share for the years ended December 31, 1998, 1997 and 1996, as adjusted to conform to the Corporation's December 31 fiscal year-end. Dividends declared by HFNC in the year ended December 31, 1997 included a special distribution of $5.00 per share to HFNC shareholders, substantially all of which was deemed to represent a return of capital to shareholders.

     (k) Stock-Based Compensation - SFAS No. 123, "Accounting for Stock-Based Compensation" requires that the fair value of employee stock-based compensation plans be recorded as a component of compensation expense in the statement of income as of the date of grant of awards related to such plans or that the impact of such fair value on net income and earnings per share be disclosed on a pro forma basis in a footnote to the financial statements for awards granted after December 15, 1994, if the accounting for such awards continues to be in accordance with Accounting Principles Board Opinion No. 25, (APB 25). The Corporation adopted SFAS No. 123 on January 1, 1996 and has elected to continue accounting for stock-based compensation under the provisions of APB 25. The pro forma impact on net income and earnings per share is disclosed in Note 14.

     (l) Comprehensive Income - On January 1, 1998 the Corporation adopted SFAS No. 130, "Reporting Comprehensive Income". As required by the SFAS No. 130, prior year information has been modified to conform to the new presentation. Comprehensive income includes net income and all non-owner changes to the Corporation's equity. The Corporation's only component of other comprehensive income is the change in unrealized gains and losses on available-for-sale securities.

     The Corporation's total comprehensive income for the years ended December 31, 1998, 1997, and 1996 was $10,182,000, $20,420,000 and $20,232,000,
respectively. Information concerning the Corporation's other comprehensive income for the years ended December 31, 1998, 1997, and 1996 is as follows:

(Dollars in thousands)                                    Years Ended December 31,
                                                     ---------------------------------
                                                        1998         1997         1996
                                                     ---------------------------------

Unrealized holding gains arising during
   the period ..................................     $ 3,621      $ 7,615      $ 4,612
     Less: tax expense on holding gains
       arising during the period ...............      (1,231)      (2,665)      (1,614)
                                                     ---------------------------------
                                                       2,390        4,950        2,998
                                                     ---------------------------------
Less: reclassification adjustment for realized
   gains included in net income ................       2,222        5,694          306
     Less: tax expense on realized gains .......        (778)      (1,993)        (107)
                                                     ---------------------------------
                                                       1,444        3,701          199
                                                     ---------------------------------
Other comprehensive income .....................     $   946      $ 1,249      $ 2,799
                                                     =================================

     (m) Segment Reporting -- The Corporation has two reportable segments: a bank and trust company (FCNB) and a savings and loan association (Home Federal). FCNB offers a full array of financial services to business and individual customers, with its loan products consisting predominately of short-term business and individual loans. Home Federal has traditionally offered a more limited group of loan and deposit products to individuals, consisting primarily of mortgage loans and savings accounts. Home Federal was acquired through the Company's merger with Home Federal's holding company, HFNC Financial Corp., on September 30, 1998 (See Note 2), and has been operated as a separate entity since that time. The two segments have had no significant intercompany transactions. Both segments operate within the greater Charlotte metropolitan area, and the accounting policies of both segments are the same as those described herein. The Corporation's chief operating decision maker evaluates the segments separately based on earnings from interest earning assets, the cost of interest bearing liabilities, noninterest sources of income and expense, as well as total segment profitability.

     Information regarding the reportable segments' separate results of operations and segment assets is illustrated in the following tables:

                                                                                1998
                                                     -----------------------------------------------------------
                                                                           HOME
(Dollars in thousands)                                      FCNB         FEDERAL       OTHER(1)           TOTALS
                                                     -----------------------------------------------------------

Total interest income............................    $    61,156     $    75,004     $      349    $     136,509
Total interest expense...........................         26,707          43,852             64           70,623
                                                     -----------------------------------------------------------
Net interest income..............................         34,449          31,152            285           65,886
Provision for loan losses........................          2,300              76             --            2,376
Total noninterest income.........................         10,590           2,552            508           13,650
Total noninterest expense........................         27,825          27,506          3,835           59,166
                                                     -----------------------------------------------------------
Net income before income taxes...................         14,914           6,122         (3,042)          17,994
Income taxes.....................................          4,318           4,845           (405)           8,758
                                                     -----------------------------------------------------------
Net income.......................................    $    10,596     $     1,277         (2,637)   $       9,236
                                                     ===========================================================

Total loans, net.................................    $   586,342     $   820,625     $       --    $   1,406,967
Total assets.....................................        848,587         996,476         19,294        1,864,357


                                                                                1997
                                                     -----------------------------------------------------------
                                                                            Home
(Dollars in thousands)                                      FCNB         Federal       Other(1)           Totals
                                                     -----------------------------------------------------------

Total interest income............................    $    55,869     $    67,176     $       85    $     123,130
Total interest expense...........................         24,788          38,076            (37)          62,827
                                                     -----------------------------------------------------------
Net interest income..............................         31,081          29,100            122           60,303
Provision for loan losses........................          2,702             (18)            --            2,684
Total noninterest income.........................         10,141           5,630           (689)          15,082
Total noninterest expense........................         27,037          17,124         (1,396)          42,765
                                                     -----------------------------------------------------------
Net income before income taxes...................         11,483          17,624            829           29,936
Income taxes.....................................          3,660           6,855            250           10,765
                                                     -----------------------------------------------------------
Net income.......................................    $     7,823     $    10,769     $      579    $      19,171
                                                     ===========================================================

Total loans, net.................................    $   515,799     $   730,429     $       --    $   1,246,228
Total assets.....................................        752,151         910,947          9,543        1,672,641

                                                                                1996
                                                     ----------------------------------------------------------
                                                                            Home
(Dollars in thousands)                                      FCNB         Federal       Other(1)          Totals
                                                     ----------------------------------------------------------

Total interest income............................    $    50,907     $    61,824     $    3,640    $    116,371
Total interest expense...........................         22,797          34,017            602          57,416
                                                     ----------------------------------------------------------
Net interest income..............................         28,110          27,807          3,038          58,955
Provision for loan losses........................          1,540             (59)            --           1,481
Total noninterest income.........................          6,963           1,545           (352)          8,156
Total noninterest expense........................         19,354          18,372          1,443          39,169
                                                     ----------------------------------------------------------
Net income before income taxes...................         14,179          11,039          1,243          26,461
Income taxes.....................................          4,418           4,250            360           9,028
                                                     ----------------------------------------------------------
Net income.......................................    $     9,761     $     6,789     $      883    $     17,433
                                                     ==========================================================

         (1) Included in "other" are revenues, expenses and assets of the parent company.

(2)  MERGERS

     (a) HFNC Financial Corp. The Corporation and HFNC entered into a definitive agreement and plan of merger (the "Merger Agreement") dated as of May 17, 1998, as amended and restated on July 29, 1998, pursuant to which HFNC merged with and into the Corporation (the "Merger"). On September 30, 1998, the Merger was completed and was accounted for as a pooling of interests. Accordingly, all current and prior periods' financial statements have been restated to combine the accounts of HFNC with those of the Corporation.

     As of September 30, 1998, there were 16,949.000 shares of HFNC common stock outstanding. Each share of HFNC common stock was converted into 0.57 shares of the Corporation's common stock.

     HFNC, a North Carolina corporation, was a unitary holding company organized in August 1995 in connection with the conversion of Home Federal from mutual to stock form (the "Conversion"). The Conversion was effected on December 28, 1995, at which time Home Federal converted to a federal stock savings and loan association and became a wholly-owned subsidiary of HFNC. Home Federal conducted its business from its main office, eight branch offices, and a loan origination office, all located in Mecklenburg County, North Carolina. During 1999, Home Federal will be merged with and into First Charter National Bank and Home Federal's offices will become those of First Charter National Bank. At September 30, 1998, HFNC had total consolidated assets of approximately $1.03 billion, total consolidated loans of approximately $819.5 million, total consolidated deposits of approximately $437.3 million, and total consolidated shareholders' equity of $174.2 million. In the third quarter of 1998, the Corporation recognized approximately $17.6 million of costs associated with the acquisition of HFNC. The primary components of these merger-related expenses were transaction and professional expenses and various severance-related obligations. The following table indicates the primary components of these charges, including the amounts incurred through December 31, 1998, and the amounts remaining as accrued expenses in other liabilities at December 31, 1998:

                                                             Total              Incurred         Remaining
                                                        Merger and               Through        Accrual at
         (Dollars in thousands)                      Restructuring          December 31,      December 31,
                                                           Charges                  1998              1998
                                                     -----------------------------------------------------
         ESOP and MRRP termination costs..........   $       8,528        $      (8,528)                --
         Severance costs..........................           1,000                 (380)       $       620
         Contract termination costs...............           3,069                 (162)             2,907
         Investment banker costs..................           2,471               (2,356)               115
         Professional costs.......................           1,429                 (938)               491
         Other merger expenses....................           1,135                 (529)               606
                                                     -----------------------------------------------------
           Total..................................   $      17,632        $     (12,893)      $      4,739
                                                     =====================================================

     The ESOP and MRRP termination costs are related to the accelerated vesting of benefits offered under these two plans pursuant to the requirements of the respective plans following a change in control. The MRRP was settled in the fourth quarter of 1998. The severance costs include accruals for payments to be made in connection with the involuntary termination of approximately 25 employees who had been notified that their positions were redundant within the combined organizations and therefore no longer needed. Management expects that most of these remaining payments will be made during the first half of 1999. The contract termination costs are primarily comprised of payments required to be made to certain executives of Home Federal pursuant to their employment contracts.

     In addition to the charges related to the Merger, the Corporation incurred approximately $560,000 of merger expenses associated with its integration of Union into FCNB during the third quarter of 1998. These costs were incurred in 1998 because Union was not merged into FCNB until 1998.

     For purposes of preparing the 1997 consolidated financial statements, HFNC's year-end was conformed from a June 30 year-end to the December 31 year-end of the Corporation. In conforming the fiscal periods, the results of operations of HFNC for six months ended June 30, 1997 are included in both the December 31, 1996 fiscal period and the December 31, 1997 fiscal period of the Corporation. As a result, $90.3 million was reversed from shareholders' equity in 1997 comprised of the following HFNC elements for the six months ended June 30, 1997 (in thousands):

     Net income:
         Net interest income after provision for loan losses....................     $     14,751
         Noninterest income.....................................................              569
         Noninterest expense....................................................            8,976
         Taxes..................................................................            2,440
                                                                                     ------------
         Net income.............................................................            3,904
                                                                                     ------------
     Other changes in shareholders' equity:
         Shares released from ESOP and restricted stock trusts..................            3,243
         Shares purchased by ESOP and restricted stock trusts...................          (17,707)
         Cash dividends.........................................................          (80,916)
         Unrealized gains on securities available for sale, net.................            1,356
         Other..................................................................             (200)
                                                                                     ------------
         Total other changes in shareholders' equity............................          (94,224)
                                                                                     ------------
     Total equity adjustment to conform fiscal periods in 1997..................     $     90,320
                                                                                     ============

     In presenting the statement of shareholders' equity for the year ended December 31, 1996, the changes in shareholders' equity (other than net income) occurring during the six months ended June 30, 1997 are presented as a single line, and the components are set forth under "Other changes in shareholders' equity" above.

     Separate results of operations of the combined entities for the six months ended June 30, 1998 and years ended December 31, 1997 and 1996 were as follows (dollars in thousands, except per share data):

                           Six Months Ended June 30,                       Years Ended December 31,
                          ---------------------------   ----------------------------------------------------------
                                     1998                          1997                           1996
                          ---------------------------   ---------------------------    ---------------------------
                             Pre-merger                    Pre-merger                     Pre-merger
                          ----------------              ----------------               ----------------
                           Corp-                         Corp-                          Corp-
                          oration     HFNC   Restated   oration     HFNC   Restated    oration     HFNC   Restated
                          ----------------------------------------------------------------------------------------

Net interest income.....  $15,940   $15,541   $31,481   $31,203   $29,100   $60,303    $28,110   $30,845   $58,955
Net income .............    6,201     6,602    12,803     8,401    10,770    19,171     10,069     7,364    17,433
Basic income
per share  .............     0.66      0.42      0.70      0.91      0.69      1.06       1.10      0.46      0.95
Diluted income
per share...............     0.66      0.41      0.68      0.90      0.66      1.03       1.09      0.45      0.94

     (b) Carolina State Bank. On August 15, 1997, the Corporation entered into an Agreement and Plan of Merger with CSB, pursuant to which CSB merged with and into FCNB (the "CSB Merger"). On December 22, 1997, the

CSB Merger was completed and was accounted for as a pooling-of-interests. Accordingly, all current and prior years' consolidated financial statements have been restated to combine the accounts of CSB with those of the Corporation.

     As of December 22, 1997, there were 1,663,992 shares of CSB common stock outstanding. In the CSB merger, each share of CSB common stock was converted into 1.023 shares of the Corporation's common stock.

     CSB was a North Carolina-chartered commercial bank providing general banking services through a network of four branch offices located in Shelby, Kings Mountain, Boiling Springs and Forest City, North Carolina, which are now branches of FCNB. At December 31, 1996, CSB had total assets of approximately $133 million and total deposits of approximately $115 million. In the fourth quarter of 1997, the Corporation recognized $3.4 million of costs associated with the acquisition of CSB. The primary components of these merger-related expenses were transaction and professional expenses and various severance-related obligations. Substantially all of these expenses and obligations were funded or settled in 1998, and no accrued liabilities related to these costs remain at December 31, 1998.


(3)  FINANCIAL STATEMENT PRESENTATION AND RELATED MATTERS

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

     Reclassifications of certain amounts in the previously issued consolidated financial statements have been made to conform to the financial statement presentation for 1998. Such reclassifications had no effect on the net income or shareholders' equity of the combined entity as previously reported.

     As discussed in Note 2, the Corporation completed a pooling-of-interests merger with HFNC on September 30, 1998. The accompanying consolidated financial statements have been restated to include the effects of this merger for all periods presented. HFNC's fiscal period was conformed from its June 30 year-end to the December 31 year-end of the Corporation for the preparation of the 1998 and 1997 consolidated financial statements. See Note 2 for additional discussion.

(4)  SECURITIES AVAILABLE FOR SALE

     Securities available for sale at December 31, 1998 and 1997 are summarized as follows:

                                                                   GROSS        GROSS
(Dollars in thousands)                         AMORTIZED      UNREALIZED   UNREALIZED             FAIR
                                                    COST           GAINS       LOSSES            VALUE
                                               -------------------------------------------------------
           1998
U.S. government obligations ...........        $  10,021        $    184        $  --        $  10,205
U.S. government agency obligations ....          153,915           1,093          355          154,653
Mortgage-backed securities ............           35,697             539           36           36,200
State, county and municipal obligations           94,016           3,484           65           97,435
Equity securities .....................           27,708           5,656           58           33,306
                                               -------------------------------------------------------
     Total ............................        $ 321,357        $ 10,956        $ 514        $ 331,799
                                               =======================================================

           1997
U.S. government obligations ...........        $  22,072        $    267        $   6        $  22,333
U.S. government agency obligations ....          120,805             188          255          120,738
Mortgage-backed securities ............           58,787             812           50           59,549
State, county and municipal obligations           83,796           1,897          161           85,532
Equity securities .....................           21,068           6,345           --           27,413
                                               -------------------------------------------------------
     Total ............................        $ 306,528        $  9,509        $ 472        $ 315,565
                                               =======================================================

     A schedule of debt securities by contractual maturity at December 31, 1998 is shown below on an amortized cost basis and on a fair value basis. Actual maturities could differ from contractual maturities due to call or prepayment provisions.

                                                                   Amortized             Fair
         (Dollars in thousands)                                         Cost            Value
                                                                 -----------     ------------

         Due in one year or less............................     $    14,641     $     14,800
         Due from one to five years.........................          96,032           97,330
         Due from five to ten years.........................          83,196           85,434
         Due after ten years................................          64,083           64,729
         Mortgage-backed securities.........................          35,697           36,200
                                                                 -----------     ------------
         Total..............................................     $   293,649     $    298,493
                                                                 ===========     ============

     Securities with an aggregate carrying value of $195,738,000 at December 31, 1998 were pledged to secure public deposits, securities sold under agreements to repurchase and Federal Home Loan Bank ("FHLB") borrowings. Proceeds from the sale of securities available for sale were $29,186,000 in 1998, $155,917,000 in 1997, and $73,371,000 in 1996. Gross gains of $2,258,000 and gross losses of $36,000 were realized in 1998. Gross gains of $6,825,000 and gross losses of $1,131,000 were realized in 1997. Gross gains of $1,024,000 and gross losses of $718,000 were realized in 1996. At December 31, 1998 and 1997, the Banks owned stock in the Federal Home Loan Bank of Atlanta with a cost basis of $18,006,500 and $15,214,000, respectively, which is included in equity securities.

     Following the merger with CSB in 1997, FCNB transferred CSB's investment securities with an amortized cost of $13,464,188 and unrealized gains of $27,073 to securities available for sale.

(5)  LOANS

     The Corporation's primary market area includes the states of North and South Carolina, and predominately centers on the Metro region of Charlotte, North Carolina. At December 31, 1998, the majority of the total loan portfolio, as well as a substantial portion of the commercial and real estate loan portfolios, were to borrowers within this region. The diversity of the region's economic base tends to provide a stable lending environment. An area of significant concentration of credit risk has not been specified due to the diverse industrial base in the region.

     Loans at December 31, 1998 and 1997 are as follows:

(Dollars in thousands)                                                              1998              1997
----------------------------------------------------------------------------------------------------------

Commercial, financial and agricultural...................................  $      94,425     $      80,675
Real estate - construction...............................................        180,475           132,758
Real estate - commercial.................................................        194,624           163,464
Real estate - residential................................................        882,420           796,321
Installment..............................................................         70,732            88,546
                                                                           -------------------------------
     Total...............................................................  $   1,422,676     $   1,261,764
                                                                           ===============================

Nonaccrual loans included above..........................................  $       5,758     $       6,119
Other real estate........................................................          3,537             4,006
Loans 90 days or more past due and still accruing included above.........          2,270             2,109
Restructured loans.......................................................            577               587
                                                                           -------------------------------
     Total problem assets................................................  $      12,142     $      12,821
                                                                           ===============================

     Residential real estate loans are presented net of loans serviced for others totaling $21.0 million and $28.0 million at December 31, 1998 and 1997, respectively. Loans sold into the secondary market are generally sold without recourse, and the terms of such sales generally include the release of the right to service the loans. The Corporation does not have any recorded mortgage servicing rights at December 31, 1998 or 1997.

     Interest income that would have been recorded on nonaccrual loans and restructured loans for the years ended December 31, 1998, 1997, and 1996, had they performed in accordance with their original terms, amounted to approximately $480,000, $767,000, and $1,118,000, respectively. Interest income on all such loans included in the results of operations for 1998, 1997, and 1996 amounted to approximately $124,000, $383,000, and $155,000, respectively.

     The recorded investment in impaired loans was $3,897,240 (of which $2,836,487 was on nonaccrual status) and $4,725,248 (of which $4,448,641 was on nonaccrual status) at December 31, 1998 and 1997, respectively. The related allowance for loan losses on these loans was $1,259,600 and $1,281,139 at December 31, 1998 and 1997, respectively. The average recorded investment in impaired loans for 1998 was $4,531,475, and the income recognized during 1998 was $107,275, $59,620 of which was recognized using the cash method of income recognition. The average recorded investment in impaired loans for 1997 was $4,795,144, and the income recognized during 1997 was $66,616, $36,496 of which was recognized using the cash method of income recognition. The average recorded investment in impaired loans for 1996 was $7,370,027, and the income recognized during 1996 was $249,905, $143,562 of which was recognized using the cash method of income recognition.

     The following is a reconciliation of loans outstanding to executive officers, directors and their associates for the year ended December 31, 1998:

(Dollars in thousands)
Balance at December 31, 1997.................................................................        $     3,364
New loans....................................................................................              1,518
Principal repayments.........................................................................               (389)
                                                                                                     -----------
Balance at December 31, 1998.................................................................        $     4,493
                                                                                                     ===========

     In the opinion of management, these loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other borrowers. Such loans, in the opinion of management, do not involve more than the normal risks of collectibility.

(6)  ALLOWANCE FOR LOAN LOSSES

     The following is a summary of the changes in the allowance for loan losses for each of the years in the three-year period ended December 31, 1998:

(Dollars in thousands)                                                   1998               1997            1996
----------------------------------------------------------------------------------------------------------------

Beginning balance.............................................       $ 15,263           $ 14,140        $ 13,552

Provision charged to operations...............................          2,376              2,684           1,481
Adjustment for merged bank....................................             --                269              --

Charge-offs...................................................          2,737              2,261           1,810
Recoveries....................................................            652                431             917
                                                                     -------------------------------------------
     Net charge-offs..........................................          2,085              1,830             893
                                                                     -------------------------------------------
Ending balance................................................       $ 15,554           $ 15,263        $ 14,140
                                                                     ===========================================

(7)  PREMISES AND EQUIPMENT

     Premises and equipment at December 31, 1998 and 1997 are summarized as follows:

(Dollars in thousands)                                                                  1998            1997
------------------------------------------------------------------------------------------------------------

Land............................................................................  $   10,011      $    7,957
Buildings.......................................................................      19,746          18,871
Furniture and equipment.........................................................      18,635          15,262
Leasehold improvements..........................................................       1,222           1,005
                                                                                  --------------------------
     Total premises and equipment...............................................      49,614          43,095
Less accumulated depreciation and amortization..................................      19,011          17,038
                                                                                  --------------------------
Premises and equipment, net.....................................................  $   30,603      $   26,057
                                                                                  ==========================

(8)  DEPOSITS

     A summary of deposit balances at December 31, 1998 and 1997 is as follows:

(Dollars in thousands)                                                                     1998           1997
--------------------------------------------------------------------------------------------------------------

Noninterest bearing demand......................................................  $     119,519   $    103,005
Interest bearing demand.........................................................        132,581        111,566
Insured money market accounts...................................................        142,077        113,326
Savings deposits................................................................        134,623        131,276
Certificates of deposit.........................................................        594,235        600,089
                                                                                  ----------------------------
Total...........................................................................  $   1,123,035   $  1,059,262
                                                                                  ============================

     The aggregate amount of certificates of deposit with denominations greater than $100,000 was $201,918,000 and $146,496,000 at December 31, 1998 and 1997,
respectively.

     At December 31, 1998, the scheduled maturities of all certificates of deposit are as follows:

                             (Dollars in thousands)

                             1999......................................      $    502,802
                             2000......................................            73,249
                             2001......................................            11,448
                             2002......................................             5,032
                             2003 and after............................             1,704
                                                                             ------------
                                                                             $    594,235
                                                                             ============

(9)  OTHER BORROWINGS

     The following is a schedule of other borrowings:

                                                               INTEREST                                    MAXIMUM
                                               BALANCE             RATE                   AVERAGE      OUTSTANDING
                                                 AS OF            AS OF        AVERAGE   INTEREST           AT ANY
(Dollars in thousands)                    DECEMBER 31,     DECEMBER 31,        BALANCE       RATE        MONTH-END
------------------------------------------------------------------------------------------------------------------

          1998
FEDERAL FUNDS PURCHASED AND SECURITIES
     SOLD UNDER AGREEMENTS
     TO REPURCHASE .................      $    122,355            5.69%   $    125,401      5.55%     $    130,713
FHLB BORROWINGS.....................           344,999            5.44%        306,021      5.67%          345,899
OTHER...............................             2,590            7.09%          2,838      6.47%            8,315
                                          ------------                    ------------                ------------
     TOTAL..........................      $    469,944                    $    434,260                $    484,927
                                          ============                    ============                ============

          1997
Federal funds purchased and securities
     sold under agreements
     to repurchase .................      $    113,146            5.20%   $    136,193      5.67%     $    148,855
FHLB borrowings.....................           236,933            5.77%        136,473      5.85%          236,934
Other...............................                --              --          10,500      9.00%           28,000
                                          ------------                    ------------                ------------
     Total..........................      $    350,079                    $    283,166                $    413,789
                                          ============                    ============                ============

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

     At December 31, 1998, the Banks had two available lines of credit with the FHLB totaling $405,000,000 with approximately $345,000,000 outstanding. The outstanding amounts consist of $202,152,000 maturing in 1999, $857,000 maturing in 2001, $102,000,000 maturing in 2002, $13,500,000 maturing in 2003,
$26,000,000 maturing in 2008, and $490,000 maturing in 2011. In addition, the Banks are required to pledge collateral to secure the advances as described in the line of credit agreements. The collateral consists of FHLB stock and qualifying 1-4 family residential mortgage loans.

(10) DERIVATIVE FINANCIAL INSTRUMENTS

     Off-balance sheet derivative financial instruments, such as interest rate swaps, interest rate floor and cap arrangements and interest rate futures and option contracts, are available to the Corporation to assist in managing interest rate risks. As of December 31, 1998 and 1997, the Corporation has only used interest rate floors. Interest rate floors are used to protect certain designated variable rate financial instruments from the downward effects of their repricing in the event of a decreasing rate environment. The Corporation is using this financial instrument as a hedge of certain designated variable rate loans. The total cost of this arrangement was $130,000, which is being amortized on a straight-line basis for the life of the commercial instrument. The Corporation expensed $26,000 related to this financial instrument for each of the years ended December 31, 1998, 1997 and 1996. During part of 1998, the index rate was below the floor rate, and the Corporation recognized $31,297 as additional interest income on its variable rate loans. The fair value of this financial instrument was $212,380 compared to a book value of $26,000 at December 31, 1998 and a fair value of $91,000 compared to a book value of $52,000 at December 31, 1997. The table below summarizes the Corporation's off-balance sheet derivative financial instrument at December 31, 1998 and 1997.

Interest rate floor agreements at December 31, 1998:

                                                                                          Current
                                                      Notional             Floor            Index          Maturity
(Dollars in thousands)                                  Amount              Rate             Rate              Date
-------------------------------------------------------------------------------------------------------------------
Interest rate floors...........................       $ 20,000             8.50%            7.75%         1/23/2000
                                                      =============================================================


Interest rate floor agreements at December 31, 1997:

                                                                                          Current
                                                      Notional             Floor            Index          Maturity
(Dollars in thousands)                                  Amount              Rate             Rate              Date
-------------------------------------------------------------------------------------------------------------------
Interest rate floors...........................       $ 20,000             8.50%            8.50%         1/23/2000
                                                      =============================================================

(11) OTHER NONINTEREST EXPENSE

     Components of other noninterest expense in excess of one percent of the aggregate amount of total interest income and total noninterest income follow:

(Dollars in thousands)                                                   1998             1997             1996
---------------------------------------------------------------------------------------------------------------

Advertising.............................................             $  1,312         $  1,996         $  1,515
Data processing.........................................                1,493            1,192              886
Professional services...................................                2,491            3,515            3,330
FDIC insurance..........................................                  342              353              686
Special one-time SAIF recapitalization assessment.......                   --               --            3,077
Stationery and supplies.................................                1,281            1,009            1,062
All other items.........................................                4,946            4,187            4,095
                                                                     ------------------------------------------
     Total..............................................             $ 11,865         $ 12,252         $ 14,651
                                                                     ==========================================

(12) INCOME TAX

     Income tax expense (benefit) consisted of the following:

(Dollars in thousands)                                                Current          Deferred            Total
----------------------------------------------------------------------------------------------------------------

YEAR ENDED DECEMBER 31, 1998
FEDERAL.................................................             $  8,385         $   (751)         $  7,634
STATE...................................................                1,268             (144)            1,124
                                                                     -------------------------------------------
     TOTAL..............................................             $  9,653         $   (895)         $  8,758
                                                                     ===========================================
Year ended December 31, 1997
Federal.................................................             $ 10,949         $ (1,635)         $  9,314
State...................................................                1,789             (338)            1,451
                                                                     -------------------------------------------
     Total..............................................             $ 12,738         $ (1,973)         $ 10,765
                                                                     ===========================================
Year ended December 31, 1996
Federal.................................................             $  8,425         $   (155)         $  8,270
State...................................................                  780              (22)              758
                                                                     -------------------------------------------
     Total..............................................             $  9,205         $   (177)         $  9,028
                                                                     ===========================================

     Income tax expense differed from the amounts computed by applying the U.S. federal income tax rate of 35% to pretax income as a result of the following:

                                                        1998                       1997                    1996
                                               -----------------------------------------------------------------------
                                                              % OF                       % of                    % of
                                                             PRETAX                     Pretax                  Pretax
(Dollars in thousands)                           AMOUNT      INCOME          Amount     Income       Amount     Income
----------------------------------------------------------------------------------------------------------------------

Income before income taxes..............       $  17,994                  $   29,936               $   26,461
                                               =========                  ==========               ==========
Tax at federal income tax rate..........           6,280       35.0%          10,477      35.0%         9,261     35.0%
Reasons for differences:
     Tax exempt income..................          (1,398)      (7.7)          (1,199)     (4.0)        (1,088)    (4.1)
     Nondeductible merger expenses......           3,104       17.3              459       1.5             --       --
     State income tax, net of
         federal benefit................             730        4.1              943       3.2            498      1.9
     Change in deferred tax assets
         valuation allowance............              --         --               --        --             --       --
     Other..............................              42        0.1               85       0.3            357      1.3
                                               -----------------------------------------------------------------------
         Total..........................       $   8,758       48.8%       $  10,765      36.0%     $   9,028     34.1%
                                               =======================================================================

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1998 and 1997 are presented below.

(Dollars in thousands)                                                                       1998                1997
---------------------------------------------------------------------------------------------------------------------

Deferred Tax Assets:
     Allowance for loan losses..................................................        $   6,073           $   5,620
     Deferred loan fees.........................................................              657                 590
     Accrued expenses deductible when paid for tax purposes.....................            2,366               1,062
     Deferred compensation......................................................            1,895               1,541
     Net operating loss carryforward............................................               --                 568
     Restricted stock plan compensation accrual.................................               --                 966
     Other......................................................................              570                 394
                                                                                        -----------------------------
         Total gross deferred tax assets........................................           11,561              10,741
     Less valuation allowance...................................................               --                  --
                                                                                        -----------------------------
         Deferred tax asset, net of valuation allowance.........................           11,561              10,741
                                                                                        -----------------------------
Deferred Tax Liabilities:
     Unrealized gains on securities available for sale, net.....................           (3,958)             (3,505)
     Fixed assets, primarily due to difference in depreciation..................              (82)               (127)
     Federal Home Loan Bank of Atlanta stock....................................             (877)               (876)
     Other......................................................................              (47)                (78)
                                                                                        -----------------------------
         Total gross deferred tax liability.....................................           (4,964)             (4,586)
                                                                                        -----------------------------
         Net deferred tax asset.................................................        $   6,597           $   6,155
                                                                                        =============================

     A portion of the current year change in the net deferred tax asset relates to unrealized gains and losses on securities available for sale. The related current period deferred tax expense of $453,000 has been recorded directly to shareholders' equity. The balance of the change in the net deferred tax asset results from the current period deferred tax benefit of $895,000.

     There was no valuation allowance for deferred tax assets as of December 31, 1998 and 1997. There was no change in the total valuation allowance during 1998 and 1997. It is management's belief that realization of the deferred tax asset is more likely than not.

     Tax returns for 1995 and subsequent years are subject to examination by taxing authorities.

     Retained income at December 31, 1998 and 1997 includes approximately $6.8 million (tax effect) representing pre-1988 tax bad debt reserve base year reserve amounts for which no deferred income tax liability has been provided since these reserves are not expected to reverse and may never reverse. Circumstances that would require an accrual of a portion or all of this unrecorded tax liability are a reduction in qualifying loan levels relative to the end of 1987, failure to meet the definition of a bank, dividend payments in excess of current year or accumulated tax earnings and profits, or other distributions in dissolution, liquidation or redemption of the Corporation's stock.

(13) EMPLOYEE BENEFIT PLANS

         401(k) Plan. The Corporation has a qualified Retirement Savings Plan (401(k) Plan) for all eligible employees of the Corporation. Subsequent to the merger of the Corporation with HFNC, employees of Home Federal are also eligible to participate in the 401(k) Plan. Pursuant to the Savings Plan, an eligible employee may elect to defer between 1% and 10% of compensation. At the discretion of the Board of Directors, the Corporation may contribute an amount necessary to match all or a portion of a participant's elective deferrals in an amount to be determined by the Board of Directors from time to time, up to a maximum of 6% of a participant's compensation. In addition, the Corporation may contribute an additional amount to each participant's Savings Plan account as determined at the discretion of the Board of Directors. The Corporation adopted a qualified Money Purchase Pension Plan effective January 1, 1997 for all eligible employees of the Corporation. Pursuant to the Money Purchase Plan, the Corporation contributes annually to each participant's Plan account an amount equal to 3% of the participant's compensation. Prior to 1997, such contributions were made to the Savings Plan. The Corporation's aggregate contribution to the Savings Plan and Money Purchase Pension Plan (excluding Home Federal) amounted to $871,557, $626,941, and $559,566 for 1998, 1997, and 1996, respectively.

         Profit Sharing Plan. Home Federal sponsored a contributory 401(k) profit sharing plan ("Profit Sharing Plan"). The Profit Sharing Plan permitted all full time employees with at least one year of service to contribute up to 9% of their salary to the plan each year. The plan provided for matching contributions by Home Federal equal to 100% of employee contributions up to the first 3% of compensation. Home Federal could, at its discretion, make profit sharing contributions to the plan. Plan participants' accounts were 100% vested in Company contributions after 5 years of qualifying service. Home Federal's matching contributions charged to expense for 1998, 1997, and 1996 were approximately $80,000, $52,000, and $76,000, respectively. The Profit Sharing Plan is anticipated to be merged into First Charter's 401(k) Plan during 1999.

(14) COMMON STOCK

     On May 21, 1997, the Board of Directors of the Corporation declared a 6-for-5 stock split payable on July 15, 1997 to shareholders of record on June 20, 1997. All equity and per share data in the consolidated financial statements have been retroactively adjusted for the stock split.

     On September 29, 1998, the shareholders of the Corporation approved Amended and Restated Articles of Incorporation for the Corporation which included an amendment to increase the number of shares of common stock that the Corporation is authorized to issue from 25,000,000 to 50,000,000.

     The Corporation maintains the Dividend Reinvestment and Stock Purchase Plan (the "DRIP"), pursuant to which 1,000,000 shares of common stock of the Corporation have been reserved for issuance. Shareholders may elect to participate in the DRIP and have dividends on shares of common stock reinvested and may make optional cash payments of up to $3,000 per calendar quarter to be invested in common stock of the Corporation. Pursuant to the terms of the DRIP, upon reinvestment of the dividends and optional cash payments, either the Corporation can issue new shares valued at the then current market value of the common stock or the administrator of the DRIP can purchase shares of common stock in the open market. During 1998, the Corporation issued 52,368 shares and the administrator of the DRIP purchased 28,189 shares in the open market.

     Under the terms of the First Charter Corporation Comprehensive Stock Option Plan (the "Comprehensive Plan"), stock options (which can be incentive stock options or non-qualified stock options) may be periodically granted to key employees of the Corporation or its subsidiaries. The terms and vesting schedules of options granted under the Comprehensive Plan generally shall be determined by the Compensation Committee of the Board of Directors of the Corporation (the "Compensation Committee"). However, no options may be exercisable prior to six months following the grant date, and certain additional restrictions, including the term and exercise price, apply with respect to any incentive stock options. In May 1996, the shareholders of the Corporation approved an increase in the number of shares reserved for issuance under the Comprehensive Plan from 288,000 shares (as adjusted for the stock split) to 480,000 shares (as adjusted for the stock split). Accordingly, on January 1, 1996, the summary stock option activity table, included in this Note, has been adjusted to reflect an increase of 192,000 shares available for grant.

     In April 1995, the shareholders approved the First Charter Corporation Restricted Stock Award Program (the "Restricted Stock Plan"). Awards of restricted stock may be made under the Restricted Stock Plan at the discretion of the Compensation Committee of the Board of Directors of the Corporation, which shall determine the key participants, the number of shares awarded to participants, and the vesting terms and conditions applicable to such awards. A maximum of 360,000 shares of common stock (as adjusted to reflect the stock split) are reserved for issuance under the Restricted Stock Plan. Compensation expense of approximately $29,000 was recognized during 1998. The following table presents the status of the Restricted Stock Plan as of December 31, 1998 and changes during the year then ended:

                                                                                            Weighted Average
First Charter Restricted Stock Award Program                              Shares                 Grant Price
------------------------------------------------------------------------------------------------------------

Outstanding at December 31, 1997..................................            --              $        --
     Granted......................................................         5,583                    25.00
     Vested.......................................................        (1,117)                   25.00
     Forfeited....................................................            --                       --
                                                                          ------
Outstanding at December 31, 1998..................................         4,466                    25.00
                                                                          ======

     In April 1997, the shareholders approved the First Charter Corporation Stock Option Plan for Non-Employee Directors (the "Director Plan"). Under the Director Plan, non-statutory stock options may be granted to non-employee Directors of the Corporation and its subsidiaries. The terms and vesting schedules of any options granted under the Director Plan generally shall be determined by the Compensation Committee. The exercise price for each option granted, however, shall be the fair value of the common stock as of the date of grant. A maximum of 180,000 shares (as adjusted to reflect the stock split) are reserved for issuance under the Director Plan.

     Periodically, the Corporation adopts an Employee Stock Purchase Plan (the "ESPP"), pursuant to which stock options are granted to employees, based on their eligibility and compensation, at a price of 85% to 90% of the fair market value of the shares at the date of grant. The option and vesting period is generally for a term of two years. A maximum of 180,000 shares (as adjusted to reflect the stock split) are reserved for issuance under the 1996 ESPP and 180,000 shares (as adjusted to reflect stock split) are reserved for issuance under the 1998 ESPP, which was approved by the shareholders of the Corporation in April 1997. Activity related to the ESPP is included in the table reflecting activity in all stock option plans below.

     The Board of Directors of the Corporation has determined that it is in the best interests of the Corporation to implement a new employee stock purchase plan that can continue beyond a two-year period, to allow more flexibility with the timing of the grant of, and the exercise periods for, options granted to employees. The 1999 ESPP proposed by the Board of Directors and described below allows for multiple grants of options thereunder and is designed to remain in effect as long as there are shares available under the 1999 ESPP to be granted. Pursuant to the terms of the 1999 ESPP, a maximum of 300,000 shares of the Corporation's Common Stock may be issued to employees under the 1999 ESPP, subject to adjustment generally to protect against dilution in the event of changes in the capitalization of the Corporation.

     The 1999 ESPP will be administered by the Compensation Committee. The Compensation Committee will be able to prescribe rules and regulations for such administration and to decide questions with respect to the interpretation or application of the 1999 ESPP.

     The Corporation intends that options granted under the 1999 ESPP will satisfy the requirements of Section 423 of the Internal Revenue Code of 1986, as amended (the "Code"), and the regulations thereunder. The 1999 ESPP, however, is not qualified under the provisions of Section 401(a) of the Code and is not subject to any of the provisions of the Employee Retirement Income Security Act of 1974, as amended.

     The Management Recognition and Retention Plan ("MRRP") was sponsored by Home Federal and provided for Home Federal's Board of Directors to award restricted stock to officers and key employees of Home Federal as well as non-employee directors of Home Federal. The MRRP authorized Home Federal to grant up to 391,590 shares of Corporation stock. One-fifth of the shares granted vested immediately upon grant, with the remainder vesting at a rate of 25% per year over the next four anniversary dates of the grants. Approximately $2,200,000, $3,200,000, and

$3,200,000 in compensation expense related to the MRRP was recognized during the years ended December 31, 1998, 1997 and 1996, respectively. In addition, the Corporation recognized approximately $6,500,000 in merger expenses during 1998 related to the accelerated vesting of shares in connection with the merger with HFNC, in accordance with the terms of the MRRP. Subsequent to the consummation of the merger of the Corporation with HFNC, no further grants of MRRP shares will be made. The following table presents the status of the MRRP as of December 31, 1998, 1997, and 1996 and changes during the years then ended:

                                                                                            Weighted Average
Management Recognition and Retention Plan                                 Shares                 Grant Price
------------------------------------------------------------------------------------------------------------

Outstanding at December 31, 1995..................................            --              $        --
     Granted......................................................       353,138                    30.54
     Vested.......................................................       (70,628)                   31.70
     Forfeited....................................................          (342)                   30.26
                                                                        --------

Outstanding at December 31, 1996..................................       282,168
     Granted......................................................            --                       --
     Vested.......................................................       (35,313)                   30.26
     Forfeited....................................................          (228)                   30.26
                                                                        --------

Outstanding at December 31, 1997..................................       246,627
     Granted......................................................            --                       --
     Vested.......................................................      (246,171)                   30.26
     Forfeited....................................................          (456)                   30.26
                                                                        --------

Outstanding at December 31, 1998                                              --
                                                                        ========

         In connection with its conversion to a stock savings and loan association, Home Federal established an Employee Stock Ownership Plan ("ESOP"). Concurrent with the conversion, 900,000 shares of the Corporation's common stock were purchased on December 28, 1995 by the ESOP with the proceeds of a $9.0 million loan from Home Federal's wholly owned subsidiary, HFNC Investment Corp. A corresponding amount related to unearned ESOP shares of $11,343,587 at December 31, 1997 is included as a reduction of shareholders' equity. In accordance with the terms of the ESOP, all shares were considered allocated to participants (after repayment of the debt) concurrent with the consummation of the Merger; accordingly, there is no reduction of shareholders' equity at December 31, 1998. As the loan is internally leveraged, the note receivable from the ESOP is not reported as an asset nor is the ESOP's debt reported as a liability at December 31, 1997. However, because the shares are considered earned at the time of the Merger, the Corporation has a receivable from the ESOP of $7,400,000 at December 31, 1998, which is payable once the ESOP has sold sufficient shares to repay the note. Compensation expense related to the ESOP was approximately $990,000, $1,670,000, and $1,500,000 for each of the years ended December 31, 1998, 1997, and 1996, respectively. Additionally, the Corporation recognized $2,000,000 in merger expenses during 1998 related to the termination of the ESOP in connection with the merger with HFNC.

     At December 31, 1998, as described above, the Corporation has various stock-based compensation plans. The Corporation adopted SFAS 123, "Accounting for Stock-Based Compensation" on January 1, 1996, and elected to continue to measure compensation cost relative to these plans using APB 25. The disclosure of the pro forma net income and earnings per share as if the fair value based accounting method of SFAS 123 had been used to account for stock-based compensation is required only for awards granted after December 31, 1994, and is provided below. Consequently, the effects of applying SFAS 123 pro forma disclosures during the initial phase-in period may not be representative of the effects on reported net income in future years.

     The following table presents the pro forma effect on net income and on basic and diluted income per share of applying the fair value provisions of SFAS No. 123 discussed above:

                                                                      Years Ended December 31,
                                                           ---------------------------------------------
     (Dollars in thousands, except per share data)               1998             1997              1996
     ---------------------------------------------------------------------------------------------------

     Net income:
         As reported.............................          $    9,236       $   19,171        $   17,433
         Pro forma...............................          $    7,995       $   18,257        $   16,901
     Basic income per share:
         As reported.............................          $     0.51       $     1.06        $     0.95
         Pro forma...............................          $     0.44       $     1.01        $     0.92
     Diluted income per share:
         As reported.............................          $     0.50       $     1.03        $     0.94
         Pro forma...............................          $     0.43       $     0.98        $     0.91


     The fair value of each option granted during 1998, 1997 and 1996 was estimated using the Black-Scholes option-pricing model with the following weighted average assumptions:

                                                                       Years Ended December 31,
                                                       ------------------------------------------------------
                                                                1998                 1997                1996
                                                       ------------------------------------------------------

         1997 Employee Stock Option Plan

         Dividend yield..............................            N/A                  N/A                 1.7%
         Risk free interest rates....................            N/A                  N/A                6.28%
         Expected lives..............................            N/A                  N/A             4 years
         Volatility..................................            N/A                  N/A                  18%

         1996 Employee Stock Purchase Plan

         Dividend yield..............................            N/A                  N/A                 2.9%
         Risk free interest rates....................            N/A                  N/A                5.11%
         Expected lives..............................            N/A                  N/A             2 years
         Volatility..................................            N/A                  N/A                  25%

         Comprehensive Stock Option Plan

         Dividend yield..............................            2.4%                 3.0%                2.9%
         Risk free interest rates....................  5.50% to 6.65%       5.88% to 6.89%               6.14%
         Expected lives..............................        6 years              6 years             6 years
         Volatility..................................             25%                  23%                 21%

         Director Plan

         Dividend yield..............................            2.2%                 3.0%                N/A
         Risk free interest rates....................           5.64%       6.57% to 6.67%                N/A
         Expected lives..............................        6 years              6 years                 N/A
         Volatility..................................             25%                  23%                N/A

     The following is a summary of activity under the Comprehensive Plan, Director Plan and the 1998 and 1996 ESPP's during the periods indicated. All options outstanding have been adjusted to reflect the 1997 stock split. For comparison purposes, HFNC and the Corporation were consolidated using conforming calendar years.


                                                  Option            Option Price           Weighted Average
                                                  Shares               Per Share             Exercise Price
                                               ------------------------------------------------------------

Outstanding at December 31, 1995                 229,965        $   3.64 - 17.92             $        10.86
     Granted................................     964,550           16.50 - 25.93                      23.85
     Exercised..............................      14,307            3.64 - 12.40                       6.37
     Forfeited..............................       8,920            5.34 - 17.92                       8.35
                                               ---------

Outstanding at December 31, 1996............   1,171,288            3.64 - 25.93                      22.31
     Granted................................      89,134           17.60 - 25.00                      20.98
     Exercised..............................      35,662            3.64 - 18.85                      13.40
     Forfeited..............................       8,227            8.75 - 17.92                      17.60
                                               ---------

Outstanding at December 31, 1997............   1,216,533            3.64 - 25.93                      22.54
     Granted................................      48,788           22.63 - 26.75                      25.76
     Exercised..............................      41,778            3.64 - 18.85                       8.85
     Forfeited..............................      23,636           17.71 - 26.75                      20.10
                                               ---------


Outstanding at December 31, 1998............   1,199,907            3.64 - 26.75                      22.47
                                               =========

Shares exercisable at December 31, 1998.....   1,092,665        $   3.64 - 26.75             $        22.52
                                               =========

     The weighted average remaining contractual lives of stock options were 7.01, 7.24, and 7.47 years at December 31, 1998, 1997 and 1996, respectively.

(15) COMMITMENTS, CONTINGENCIES AND OFF-BALANCE SHEET RISK

     Commitments and Off-Balance Sheet Risk. The Corporation is party to various financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit, and involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the consolidated financial statements. The Corporation uses the same credit policies in making commitments and conditional obligations as it does for instruments reflected in the consolidated financial statements. The creditworthiness of each customer is evaluated on a case-by-case basis.

     At December 31, 1998, the Corporation's exposure to credit risk was represented by preapproved but unused lines of credit for loans totaling $238,925,000 and standby letters of credit aggregating $9,082,000. Management expects that these commitments can be funded through normal operations. The amount of collateral obtained if deemed necessary by the Corporation upon extension of credit is based on management's credit evaluation of the borrower at that time. The Corporation generally extends credit on a secured basis. Collateral obtained may include, but may not be limited to, accounts receivable, inventory and commercial and residential real estate.

     The Banks grant primarily commercial and installment loans to customers throughout their market areas. The Corporation's primary market area includes the states of North and South Carolina, and predominately centers on the Metro region of Charlotte, North Carolina. The real estate loan portfolio can be affected by the condition of the local real estate markets.

     Average daily Federal Reserve balance requirements for the year ended December 31, 1998 amounted to $2,114,050.

     Contingencies. In June 1995, a lawsuit was initiated against Home Federal by a borrower's affiliated companies in which the plaintiffs alleged that Home Federal wrongfully set-off certain funds in an account being held and maintained by Home Federal. In addition, the plaintiffs alleged that as a result of the wrongful set-off, Home Federal wrongfully dishonored a check in the amount of $270,000. Plaintiffs further alleged that the actions on behalf of Home Federal constituted unfair and deceptive trade practices, thereby entitling plaintiffs to recover treble damages and attorneys' fees. Home Federal denied any wrongdoing and filed a motion for summary judgment. Upon consideration of the motion, the United States Bankruptcy Judge entered a Recommended Order Granting Summary Judgement, recommending the dismissal of all claims asserted against Home Federal. In October 1997, the United States District Court entered an order granting summary judgment in favor of Home Federal. The plaintiff has appealed the order of summary judgment and the case is presently pending in the Fourth Circuit Court of Appeals.

     In December 1996, Home Federal filed a suit against the borrower and his company and against the borrower's wife, daughters, and a company owned by his wife and daughter, alleging transfers of assets to the wife, daughter, and their company in fraud of creditors, and asking that the fraudulent transfers be set aside. The objective of the lawsuit is to recover assets which may be used to satisfy a portion of the judgments obtained in favor of Home Federal prior to litigation. The borrower's wife filed a counterclaim against Home Federal alleging that she borrowed $750,000 from another financial institution, secured by a deed of trust on her principal residence, the proceeds of which were paid to Home Federal for application on a debt owed by one of her husband's corporations, claiming that officers of Home Federal promised to resume making loans to her husband's corporation after the payment. Home Federal and its officers vigorously deny all of her allegations. Home Federal filed a motion for summary judgment and dismissal of the counterclaim. The motion for summary judgment was heard in the Superior Court division of the Mecklenburg County General Court of Justice in April 1998; however, an order has not been entered. In June 1998, Home Federal removed this case to the United States Bankruptcy Court for the Western District of North Carolina, Charlotte Division, due to the fact that the defendant was the debtor in a pending bankruptcy case. Home Federal believes it has strong defenses to the defendant's counterclaim.

     In February 1997, two companies affiliated with those referred to in the first paragraph above filed an additional action against two executive officers of Home Federal and against an officer of another financial institution. The action was removed from the state court to the United States Bankruptcy Court for the Western District of North

Carolina. At the same time, the borrower, who is affiliated with all of these companies, also filed an action in the Superior Court of Mecklenburg County, North Carolina against the two executive officers of Home Federal and against an officer of another financial institution. The Complaints in both actions assert virtually identical claims. The plaintiffs in both lawsuits allege that the officers of both financial institutions engaged in a conspiracy to wrongfully declare loans to be in default so as to eliminate those companies as borrowers of Home Federal. Plaintiffs claim actual damages, treble damages, and punitive damages together with interest, attorneys' fees, and other costs. Plaintiffs allege misrepresentation, breach of fiduciary duty, constructive fraud, interference with business expectancy, wrongful bank account set-off, and unfair and deceptive acts and practices. The action pending in the bankruptcy court has been stayed. All defendants filed motions for summary judgment in the state court action which were granted, and that lawsuit was dismissed in January 1998 by the Superior Court of Mecklenburg County. The plaintiff appealed the order granting summary judgment to the North Carolina Court of Appeals. In July 1998, the defendants removed the state court case to the United States Bankruptcy Court for the Western District of North Carolina, Charlotte Division, due to the fact that the plaintiff was a debtor in a pending bankruptcy case. As a result of the removal, the North Carolina Court of Appeals entered an order staying further proceedings in the North Carolina Court of Appeals in August 1998. Home Federal has agreed to indemnify both of its officers with respect to costs, expense, and liability which might arise in connection with both of these cases.

     In July 1997, the above borrower and affiliated companies filed an additional action against HFNC, Home Federal, and the other financial institution referred to in the paragraph above, alleging that previous judgments in favor of Home Federal and the other financial institution obtained in prior litigation were obtained by the perpetration of fraud on the Bankruptcy Court, U.S. District Court, and the Fourth Circuit Court of Appeals. The plaintiffs are seeking to have the judgments set aside on that basis. All defendants filed motions for summary judgment and dismissal which were granted, and the lawsuit was dismissed on September 24, 1998. The borrower, individually, has appealed the Order dismissing the lawsuit to the Fourth Circuit Court of Appeals. That appeal is pending.

     Management continues to deny any liability in the above-described cases and continues to vigorously defend against the claims. However, there can be no assurance of the ultimate outcome of the litigation, or the range of potential loss, if any.

     The Corporation and the Banks are defendants in certain other claims and legal actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these other matters is not expected to have a material adverse effect on the consolidated operations, liquidity or financial position of the Corporation or the Banks.


(16) FAIR VALUE OF FINANCIAL INSTRUMENTS

     Fair value estimates of financial instruments are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Corporation's entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Corporation's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates. Where information regarding the fair value of a financial instrument is available, those values are used, as is the case with investment securities and residential mortgage loans. In these cases, an open market exists in which those financial instruments are actively traded.

     Fair value estimates are based on existing on- and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. For example, FCNB has a substantial trust department that contributes net fee income annually. The trust department is not considered a financial instrument, and its value has not been incorporated into the fair value estimates. Other significant assets and liabilities that are not considered financial assets or liabilities include the mortgage broker operations and premises and equipment. In addition, tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in any of the estimates.

     The Corporation's fair value methods and assumptions are as follows:

         Cash and due from banks, federal funds sold, interest bearing bank deposits, accrued interest receivable, and accrued interest payable - the carrying value is a reasonable estimate of fair value due to the short term nature of these financial instruments.

         Securities available for sale - fair value is based on available quoted market prices or quoted market prices for similar securities if a quoted market price is not available.

         Loans - the carrying value for variable rate loans that are performing is a reasonable estimate of fair value due to contractual interest rates being based on current indices. Fair value for fixed rate loans is estimated based upon discounted future cash flows using discount rates comparable to rates currently offered for such loans. The fair value of nonperforming loans is based on the book value of each loan, less an applicable reserve for credit losses. The reserve for credit losses is determined on a loan by loan basis for nonperforming assets based on one or a combination of the following: external appraisals, internal assessments using available market information and specific borrower information, or discounted cash flow analysis.

         Deposit accounts - the fair value of certificates of deposit is estimated using rates currently offered for deposits of similar remaining maturities. The fair value of all other deposit account types is the amount payable on demand at year-end.

         Other borrowings - the carrying value for shorter-term borrowings is a reasonable estimate of fair value because these instruments are generally payable in 90 days or less. The fair value for borrowings with maturities greater than one year is estimated based upon discounted future cash flows using a discount rate comparable to the current market rate for such borrowings.

         Commitments to extend credit and standby letters of credit - the large majority of commitments to extend credit and standby letters of credit are at variable rates and/or have relatively short terms to maturity. Therefore, the fair value of these financial instruments is considered to approximate the carrying value.


     Based on the limitations, methods, and assumptions noted above, the following table presents the carrying amounts and fair values of the Corporation's financial instruments at December 31, 1998 and 1997:

                                                                                    December 31,
                                                             ------------------------------------------------------
(Dollars in thousands)                                                     1998                        1997
-------------------------------------------------------------------------------------------------------------------
                                                                CARRYING           FAIR      Carrying          Fair
                                                                  AMOUNT          VALUE        Amount         Value
                                                             ------------------------------------------------------

Financial assets:
   Cash and due from banks.................................  $    41,884    $    41,884   $    35,392   $    35,392
   Federal funds sold......................................        6,402          6,402         8,195         8,195
   Interest bearing bank deposits..........................       11,713         11,713        15,143        15,143
   Securities available for sale...........................      331,799        331,799       315,565       315,565
   Loans, net of allowance for loan losses.................    1,406,967      1,444,782     1,246,228     1,254,204
Financial liabilities:
   Deposits................................................    1,123,035      1,126,039     1,059,261     1,054,762
   Other borrowings........................................      469,944        472,342       350,079       348,391

         See Note 10 for fair value information on derivative financial instruments used by the Corporation at December 31, 1998 and 1997.

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

     Quantitative measures established by regulation to ensure capital adequacy require the Corporation and the Banks to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to adjusted average assets (as defined). Management believes, as of December 31, 1998, that the Corporation and the Banks meet all capital adequacy requirements to which they are subject.

     As of December 31, 1998, the most recent notifications from the Corporation's various regulators categorized the Corporation, FCNB and Home Federal, as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, each entity must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed any of the institutions' categories.

The Corporation's and each Bank's actual capital amounts and ratios are also presented in the table below:


                                                                                                      To Be Well Capitalized
                                                                                  For Capital           Under Current Prompt
                                                                              Adequacy Purposes     Corrective Action Provisions
                                                              Actual          -----------------     ----------------------------
                                                       ------------------                 Minimum                     Minimum
(Dollars in thousands)                                 Amount       Ratio      Amount       Ratio      Amount          Ratio
                                                       ------       -----      ------       -----      ------          -----
At December 31, 1998:
     Total Capital (to Risk Weighted Assets)
       Consolidated ............................      $251,965      20.59%     $97,913       8.00%    $122,391         10.00%
       First Charter National Bank .............        67,016      10.09       53,138       8.00       66,425         10.00
       Home Federal ............................       159,540      29.40       43,419       8.00       54,274         10.00

     Tier I Capital (to Risk Weighted Assets)
       Consolidated ............................      $236,666      19.34%     $48,957       4.00%    $ 73,435          6.00%
       First Charter National Bank .............        58,713       8.84       26,569       4.00       39,854          6.00
       Home Federal ............................       152,756      28.16       21,710       4.00       32,564          6.00

     Tier I Capital (to Adjusted Average Assets)
       Consolidated ............................      $236,666      13.36%     $70,850       4.00%    $ 88,562          5.00%
       First Charter National Bank .............        58,713       7.63       30,791       4.00       38,488          5.00
       Home Federal ............................       152,756      15.42       39,618       4.00       49,522          5.00

At December 31, 1997:
     Total Capital (to Risk Weighted Assets)
       Consolidated ............................      $249,342      23.21%     $85,935       8.00%    $107,418         10.00%
       First Charter National Bank .............        73,981      13.06       45,328       8.00       56,660         10.00
       Home Federal ............................       153,020      30.60       40,010       8.00       50,012         10.00

     Tier I Capital (to Risk Weighted Assets)
       Consolidated ............................      $235,927      21.98%     $42,934       4.00%    $ 64,400          6.00%
       First Charter National Bank .............        66,898      11.83       22,664       4.00       33,996          6.00
       Home Federal ............................       146,789      29.35       20,005       4.00       30,007          6.00
     Tier I Capital (to Adjusted Average Assets)
       Consolidated ............................      $235,927      14.94%     $63,156       4.00%    $ 78,945          5.00%
       First Charter National Bank .............        66,898       9.61       27,912       4.00       34,890          5.00
       Home Federal ............................       146,789      16.61       35,359       4.00       44,199          5.00


(18) FIRST CHARTER CORPORATION (PARENT COMPANY)

     The principal assets of the Parent Company are its investment in the Banks, and its principal source of income is dividends from the Banks. Certain regulatory and other requirements restrict the lending of funds by the Banks to the Parent Company and the amount of dividends which can be paid to the Parent Company. In addition, certain regulatory agencies may prohibit the payment of dividends by the Banks if they determine that such payment would constitute an unsafe or unsound practice. At December 31, 1998, the Banks had available undivided profits of approximately $25.0 million for payment of dividends without obtaining prior regulatory approval. Accordingly, at December 31, 1998, approximately $202.9 million of the Parent Company's $227.9 million investment in subsidiaries is restricted as to transfer to the Parent Company without obtaining prior regulatory approval.

     The Parent Company's balance sheet data as of December 31, 1998 and 1997 and related income and cash flow statement data for each of the years in the three-year period ended December 31, 1998 are as follows:

(Dollars in thousands)                                                1998           1997         1996
---------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA:
       Cash.................................................    $      96        $       375
       Securities available for sale........................       11,795              8,569
       Investment in subsidiaries...........................      227,891            235,052
       Receivable from subsidiaries.........................        7,677              1,700
       Premises and equipment...............................          316                316
       Other assets.........................................        3,146              1,826
                                                                ----------------------------
                                                                $ 250,921        $   247,838
                                                                ============================

       Borrowed funds.......................................        2,590                 --
       Accrued liabilities..................................    $   2,359        $     3,929
       Shareholders' equity.................................      245,972            243,909
                                                                ----------------------------
                                                                $ 250,921        $   247,838
                                                                ============================
INCOME STATEMENT DATA:
       Dividends from subsidiaries..........................    $  29,160        $   111,905    $  80,513
       Other operating income (expense).....................       (2,685)            (1,669)         (14)
                                                                -----------------------------------------
       Income before equity in undistributed (excess of
           dividends over) net income of subsidiaries.......       26,475            110,236       80,499
       Excess of dividends over net income of subsidiaries..      (17,239)           (91,065)     (63,066)
                                                                -----------------------------------------
           Net income.......................................    $   9,236        $    19,171    $  17,433
                                                                =========================================
CASH FLOW STATEMENT DATA:
     CASH FLOWS FROM OPERATING ACTIVITIES:
       Net income...........................................    $   9,236        $    19,171    $  17,433
       Net gain on securities available for sale
         transactions.......................................         (409)              (752)        (265)
       Amortization of unearned stock compensation..........       17,827              5,205        3,764
       Increase (decrease) in accrued liabilities...........       (1,570)             1,826         (188)
       Increase in other assets.............................       (1,305)           (10,585)      (7,386)
       Increase in receivable from subsidiaries.............       (5,977)              (500)        (405)
       Increase in investment in subsidiaries...............        8,130             90,773       63,066
                                                                -----------------------------------------
       Net cash provided by operating activities............       25,932            105,138       76,019
                                                                -----------------------------------------
     CASH FLOWS FROM INVESTING ACTIVITIES:
       Purchase of securities available for sale............       (3,406)            (3,444)        (762)
       Proceeds from sale of securities available for sale..          551              1,311          733
       Purchase of premises and equipment...................           --                 (2)          --
       Proceeds from sale of premises and equipment.........           --                239           30
                                                                -----------------------------------------
       Net cash provided (used) by investing activities.....       (2,855)            (1,896)           1
                                                                -----------------------------------------
     CASH FLOWS FROM FINANCING ACTIVITIES:
       Purchase of common stock.............................      (18,074)            (1,320)        (486)
       Purchase of shares by ESOP and restricted
           stock trust......................................           --            (17,707)     (17,707)
       Proceeds from issuance of common stock upon
           exercise of stock options........................        3,185              1,280        1,390
       Proceeds from note payable...........................        9,329             28,000       28,000
       Repayment of note payable............................       (6,739)           (28,000)          --
       Pre-merger transactions of pooled banks..............           --                467            2
       Cash dividends paid..................................      (11,057)           (87,537)     (86,846)
                                                                -----------------------------------------
       Net cash used by financing activities................      (23,356)          (104,817)     (75,647)
                                                                -----------------------------------------
           Net increase (decrease) in cash..................         (279)            (1,575)         373
       Cash at beginning of year............................          375              1,950        1,068
                                                                -----------------------------------------
       Cash at end of year..................................    $      96        $       375    $   1,441
                                                                =========================================

                   FIRST CHARTER CORPORATION AND SUBSIDIARIES
               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS



         First Charter Corporation (the "Corporation") is a multi-bank holding company established as a North Carolina Corporation in 1983, with two wholly-owned banking subsidiaries, First Charter National Bank ("FCNB") and Home Federal Savings and Loan Association ("Home Federal") (collectively referred to as the "Banks"). The Corporation's principal executive offices are located in Concord, North Carolina. FCNB is a full-service bank and trust company with twenty-two branch offices and two limited service facilities located in Cabarrus, Rowan, Union, Cleveland, Rutherford and northern Mecklenburg counties, North Carolina. Home Federal operates nine branch offices all located in Mecklenburg County, North Carolina.

         During 1998, the Corporation acquired HFNC Financial Corp. ("HFNC"), a North Carolina Corporation organized in August 1995 by Home Federal for the purpose of becoming the unitary holding company of Home Federal. Home Federal's conversion to stock form and the concurrent offer and sale of HFNC's common stock was consummated on December 28, 1995. HFNC was merged into the Corporation effective September 30, 1998. Home Federal's branches continue to operate as Home Federal offices until the planned merger of the Banks in 1999.

         During 1995, the Corporation acquired Bank of Union ("Union"), a full service bank with five offices located in Union and southern Mecklenburg counties of North Carolina. In September 1998, Union was merged into FCNB. During 1997, the Corporation acquired Carolina State Bank ("CSB"), which was merged into FCNB at that time. CSB was a state-chartered commercial bank with four banking offices in Cleveland and Rutherford Counties, North Carolina. These offices of both Union and CSB now operate as FCNB offices.

         Each of these mergers was accounted for as a pooling-of-interests and, accordingly, all financial data for the periods prior to the respective dates of the mergers have been restated to combine the accounts of Union, CSB and Home Federal with those of the Corporation. In the third quarter of 1998, the Corporation recognized pretax charges of $17.6 million associated with the merger of HFNC and pretax charges of $560,000 associated with the merger of Union into FCNB. The Corporation recognized pretax charges of $3.4 million in the fourth quarter of 1997 associated with the acquisition of CSB.

         Through their branch locations, the Banks provide a wide range of banking products, including interest bearing and non-interest bearing checking accounts; "Money Market Rate" accounts; certificates of deposit; individual retirement accounts; overdraft protection; commercial, consumer, agricultural, real estate, residential mortgage and home equity loans; personal and corporate trust services; safe deposit boxes; and automated banking. In addition, through a subsidiary of FCNB, the Banks also offer discount brokerage services, insurance and annuity sales and financial planning services pursuant to a third party arrangement with UVEST Investment Services.

         The following discussion and analysis should be read in conjunction with the consolidated financial statements of the Corporation and the notes thereto, as restated to reflect the aforementioned poolings of interests. In addition, the following discussion contains certain forward-looking statements. See "Factors that May Affect Future Results."

RESULTS OF OPERATIONS AND FINANCIAL CONDITION


1998 VERSUS 1997


OVERVIEW


         The Corporation earned $9.2 million in 1998, or $0.50 diluted income per share, a 51.8% decrease from $19.2 million, or $1.03 diluted income per share, in 1997. Primary factors contributing to the decrease in net income were an increase in noninterest expenses of $16.4 million and a decrease in noninterest income of $1.4 million, which was partially offset by an increase in net interest income of $5.6 million. The increase in noninterest expenses included charges of $18.2 million associated with the mergers of HFNC into the Corporation and of Union into FCNB in 1998, compared to charges of $3.4 million incurred in the prior year associated with the acquisition of CSB. Excluding net nonrecurring charges primarily associated with merger costs, 1998 diluted income per share increased 24.0% to $1.24, compared to $1.00 diluted income per share in 1997. Earnings in 1998, excluding the nonrecurring charges, equated to a return on average assets of 1.29%, compared to 1.21% for 1997, and a return on average equity of 9.17% in 1998, versus 7.47% in 1997.

         Total assets at December 31, 1998, were $1.9 billion, up 11.5% from $1.7 billion at December 31, 1997. Gross loans increased $160.9 million, or 12.8%, to $1.4 billion. Total deposits increased $63.8 million, or 6.0%, to $1.1 billion and other borrowings increased $119.9 million, or 34.2%, to $469.9 million.


LIQUIDITY


         Liquidity is the ability to maintain cash flows adequate to fund operations and meet obligations and other commitments on a timely and cost-effective basis. Liquidity is provided by the ability to attract deposits, flexible repricing schedules in a sizable portion of the loan portfolio, current earnings, a strong capital base and the ability to use alternative funding sources that complement normal sources. Management's asset-liability policy is to maximize net interest income while continuing to provide adequate liquidity to meet continuing loan demand and deposit withdrawal requirements and to service normal operating expenses.

         If additional funding sources are needed, the Banks have access to federal fund lines at correspondent banks and borrowings from the Federal Reserve discount window. In addition to these sources, the Banks are members of the Federal Home Loan Bank ("FHLB") System, which provides access to FHLB lending sources. At December 31, 1998, the Banks had two available lines of credit with the FHLB totaling $405.0 million with $60.0 million available.

         Another source of liquidity is the securities available for sale portfolio. See "BALANCE SHEET ANALYSIS Securities Available for Sale" for a further discussion. Management believes the Banks' sources of liquidity are adequate to meet loan demand, operating needs and deposit withdrawal requirements.

ASSET-LIABILITY MANAGEMENT AND INTEREST
 RATE SENSITIVITY

         The primary objective of the Corporation's asset-liability management strategy is to reduce the risk of a significant decrease in net interest income caused by interest rate changes without unduly penalizing current earnings. One method used to manage interest rate sensitivity is to measure, over various time periods, the interest rate sensitivity positions, or gaps; however, this method addresses only the magnitude of timing differences and does not address earnings or market value. Management uses an earnings simulation model to assess the amount of earnings at risk due to changes in interest rates. This model is updated at least quarterly and is based on a range of interest rate scenarios. Under the Corporation's policy, the limit for interest rate risk is 10% of net interest income when considering an increase or decrease in interest rates of 300 basis points over a twelve-month period. Management believes this method more accurately measures interest rate risk. Interest rate risk was within guidelines at approximately 6.5% of net interest income at December 31, 1998.

         The Banks' balance sheets are liability sensitive, meaning that in a given period there will be more liabilities than assets subject to immediate repricing as market rates change. Because immediately rate sensitive interest bearing liabilities exceed rate sensitive assets, the earnings position could improve in a declining rate environment and could deteriorate in a rising rate environment, depending on the correlation of rate changes in these two categories. At December 31, 1998 total rate sensitive liabilities due within one year were $1.2 billion compared to rate sensitive assets of $492.4 million, for a negative one-year cumulative gap of approximately $713.9 million. Interest sensitivity of the Corporation's balance sheet as of a specific date is not necessarily indicative of the Corporation's position on other dates. Management is developing a plan to reduce the Corporation's negative one-year cumulative gap.

         From time to time, the Corporation may use derivative financial instruments including futures, forwards, interest rate swaps, option contracts, and other financial instruments with similar characteristics. The Corporation currently has an interest rate floor transaction arrangement, which it uses as a hedge against variable rate loans. This interest rate floor transaction has a notional amount of $20 million and a floor rate of 8.50%, compared to the current index of 7.75%, maturing on January 23, 2000. Additionally, the Corporation is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve to varying degrees elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets. Commitments to extend credit are agreements to lend to a customer so long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates and may require collateral from the borrower if deemed necessary by the Corporation. Standby letters of credit are conditional commitments issued by the Corporation to guarantee the performance of a customer to a third party up to a stipulated amount and with specified terms and conditions.

         Commitments to extend credit and standby letters of credit are not recorded as an asset or liability by the Corporation until the instrument is exercised. See "BALANCE SHEET ANALYSIS - Loans".

         The following table presents the scheduled maturity of market risk sensitive instruments at December 31, 1998:

(Dollars in thousands)



                                                                                                           There
Maturing in:                          1999           2000          2001         2002          2003         -after         Total
----------------------------------------------------------------------------------------------------------------------------------

ASSETS
Debt securities ..............   $    41,600     $  56,659     $  18,961     $  20,200     $  25,645     $ 130,584     $   293,649
Loans ........................       263,149        80,309        87,952        79,600        92,546       803,411       1,406,967
                                 -------------------------------------------------------------------------------------------------
   Total .....................   $   304,749     $ 136,968     $ 106,913     $  99,800     $ 118,191     $ 933,995     $ 1,700,616
                                 =================================================================================================

LIABILITIES
Savings, NOW
   and IMMA's ................   $   496,539     $  31,682     $     579     $      --     $      --     $      --     $   528,800
CDs ..........................       493,174        55,711        36,523         5,324         3,430            73         594,235
Short-term
   borrowings ................       327,045            --            --            --            --            --         327,045
Long-term
   borrowings ................            --            --            --       103,899        13,000        26,000         142,899
                                 -------------------------------------------------------------------------------------------------
     Total ...................   $ 1,316,758     $  87,393     $  37,102     $ 109,223     $  16,430     $  26,073     $ 1,592,979
                                 =================================================================================================



         The following table presents the average interest rate and estimated fair value of market risk sensitive instruments at December 31, 1998:


                                   Carrying           Average       Estimated
(Dollars in thousands)               Value         Interest Rate   Fair Value
-----------------------------------------------------------------------------
ASSETS
Debt securities .........         $   298,493          6.02%      $   298,493
Loans ...................           1,406,967          7.94         1,444,782
                                  -----------                     -----------
     Total ..............         $ 1,705,460          7.61       $ 1,743,275
                                  ===========                     ===========

LIABILITIES
Savings, NOW
  and IMMA's ............         $   528,800          2.50%      $   529,162
CDs .....................             594,235          5.60           596,877
Short-term
  borrowings ............             327,045          5.38           329,495
Long-term
  borrowings ............             142,899          5.37           142,847
                                  -----------                     -----------
     Total ..............         $ 1,592,979          4.50       $ 1,598,381
                                  ===========                     ===========
=============================================================================



CAPITAL RESOURCES


         At December 31, 1998, total shareholders' equity was $246.0 million, a 0.85% increase from December 31, 1997. The increase in capital is primarily attributable to 1998 earnings. Cash dividends declared per share in 1998 by the Corporation excluding HFNC were $0.61 compared to $0.53 in 1997.

         The principal asset of the parent company is its investment in the Banks. Thus, the parent company derives its principal source of income through dividends from the Banks. Certain regulatory and other requirements restrict the lending of funds by the Banks to the parent company and the amount of dividends which can be paid to the parent company. In addition, certain regulatory agencies may prohibit the payment of dividends by the Banks if they determine that such payment would constitute an unsafe or unsound practice. At December 31, 1998, the Banks had available undivided profits of approximately $25.0 million for payments of dividends without obtaining prior regulatory approval.

         The Corporation and the Banks must comply with regulatory capital requirements established by the applicable federal regulatory agencies. Under the Federal Reserve Board (the "FRB") standards, the Corporation must maintain a minimum ratio of Tier I Capital (as defined) to total risk-weighted assets of 4.00% and a minimum ratio of Total Capital (as defined) to risk-weighted assets of 8.00%. Tier I Capital is comprised of total shareholders' equity calculated in accordance with generally accepted accounting principles less certain intangible assets and excluding unrealized gains or losses on securities available for sale. Total Capital is comprised of Tier I Capital plus certain adjustments, the largest of which for the Corporation is the allowance for loan losses (up to 1.25% of risk weighted assets). Tier 1 Capital must consist of at least 50% of Total Capital. Risk-weighted assets refer to the on- and off-balance sheet exposures of the Corporation adjusted for their related risk levels using amounts set forth in FRB regulations.

         In addition to the aforementioned risk-based capital requirements, the Corporation is subject to a leverage capital requirement, requiring a minimum ratio of Tier I Capital (as defined previously) to total adjusted average assets of 3.00% to 5.00%.

===============================================================================
         At December 31, 1998, the Corporation and the Banks were in compliance with all existing capital requirements. The Corporation's consolidated capital requirements are summarized in the table below:



                                                                                 Risk-Based Capital
                                                             ------------------------------------------------------
                                Leverage Capital                  Tier 1 Capital              Total Capital
--------------------------------------------------------------------------------------------------------------------
                            Amount       Percentage (1)        Amount     Percentage (2)    Amount    Percentage (2)
--------------------------------------------------------------------------------------------------------------------
                                                             (Dollars in thousands)
Actual .............      $ 236,666        13.36%            $ 236,666      19.34%        $ 251,965     20.59%
Required ...........         70,850         4.00                48,957       4.00            97,913      8.00
Excess .............        165,816         9.36               187,709      15.34           154,052     12.59


         (1) Percentage of total adjusted average assets. The FRB minimum leverage ratio requirement is 3.00% to 5.00%, depending on the institution's composite rating as determined by its regulators. The FRB has not advised the Corporation of any specific requirement applicable to it.

         (2)      Percentage of risk-weighted assets.

===============================================================================

REGULATORY RECOMMENDATIONS

         Management is not presently aware of any current recommendations to the Corporation or to the Banks by regulatory authorities, which, if they were to be implemented, would have a material effect on the Corporation's liquidity, capital resources, or operations.

BALANCE SHEET ANALYSIS


SECURITIES AVAILABLE FOR SALE


         Securities available for sale are a component of the Corporation's asset-liability management strategy and may be sold in response to liquidity needs, changes in interest rates, changes in prepayment risk, and other factors. They are accounted for at fair value, with unrealized gains and losses recorded net of tax as a component of other comprehensive income.

         Following the acquisition of CSB, all investment securities at CSB were reclassified to securities available for sale, pursuant to Financial Accounting Standards Board (FASB)'s Statement of Financial Accounting Standards
(SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities". Consequently, all securities are now classified as available for sale. As maturities, sales, or paydowns occur on securities, the proceeds are utilized to meet loan demand and to reinvest in additional securities.

         At December 31, 1998, securities available for sale were $331.8 million or 17.8% of total assets, compared to $315.6 million, or 18.9% of total assets, at December 31, 1997. The fair value of these securities was approximately $10.4 million and $9.0 million above their amortized cost at December 31, 1998 and 1997, respectively. The tax equivalent average yield on the securities available for sale portfolio was 6.96% for 1998 and 6.72% for 1997. The weighted-average life of the portfolio was 9.45 years at December 31, 1998 compared to 10.06 years at year-end 1997.


LOANS


         As a result of continued strong loan demand during 1998, gross loans increased $160.9 million, or 12.8%, to $1.42 billion at December 31, 1998, from $1.26 billion at December 31, 1997, with the majority of the growth originating in the single family residential mortgage portfolio. While the Corporation does anticipate that loan growth may continue in the future, it does not anticipate that loan growth will increase at the same rate as experienced in the previous years.

         The loan portfolio at December 31, 1998 was composed of 6.6% commercial, financial, and agricultural loans, 12.7% real estate construction loans, 75.7% real estate mortgage loans, and 5.0% installment loans. This compares to a composition of 6.4% commercial, financial and agricultural, 10.5% real estate construction, 76.1% real estate mortgage, and 7.0% installment at December 31, 1997. Approximately $66.7 million of the real estate mortgage loans at December 31, 1998 are loans for which the principal source of repayment comes from the sale of real estate. The remaining $1.2 billion of real estate mortgage loans at December 31, 1998 are (i) other commercial loans for which the primary source of repayment is derived from the ongoing cash flow of the business and which are also collateralized by real estate - $246.3 million, (ii) personal installment loans which are collateralized by real estate - $47.2 million, (iii) home equity loans - $75.1 million, and (iv) individual residential mortgage loans - $822.2 million.

         The Corporation's primary market area includes the states of North and South Carolina, and predominately centers on the Metro region of Charlotte. At December 31, 1998, the majority of the total loan portfolio, as well as a substantial portion of the commercial and real estate loan portfolio, represents loans to borrowers within this region. The diversity of the region's economic base tends to provide a stable lending environment. No significant concentration of credit risk has been identified due to the diverse industrial base in the region.

         In the normal course of business, there are various outstanding commitments to extend credit, which are not reflected in the consolidated financial statements. At December 31, 1998, pre-approved but unused lines of credit for loans totaled $238.9 million and standby letters of credit aggregated $9.1 million. These amounts represent the Banks' exposure to credit risk, and in the opinion of management, have no more than the normal lending risk that the Banks commit to their borrowers. If these commitments are drawn, the Banks will obtain collateral if it is deemed necessary based on management's credit evaluation of the borrower. Such obtained collateral varies, but may include accounts receivable, inventory, and commercial or residential real estate. Management expects that these commitments can be funded through normal operations.


ASSET QUALITY


         Nonperforming assets, which consist of foreclosed assets, nonaccrual loans, and restructured loans, were $9.9 million at December 31, 1998, as compared to $10.7 million at December 31, 1997. Nonperforming assets as a percentage of loans and foreclosed assets at year-end amounted to 0.69% in 1998 and 0.85% in 1997. Total problem assets (nonperforming assets and loans 90 days or more past due) amounted to $12.1 million at December 31, 1998 and $12.8 million at December 31, 1997. Total problem assets represented 0.85% of loans and foreclosed assets at December 31, 1998, compared to 1.02% at December 31, 1997.

         The components of nonperforming and problem assets are presented in the table following:


                              December 31,  December 31,
(Dollars in thousands)                1998          1997
--------------------------------------------------------
Nonaccrual loans                  $  5,758      $  6,119
Restructured loans                     577           587
Other real estate                    3,537         4,006
                                  --------      --------
   Total non-
   performing assets                 9,872        10,712
Loans 90 days or more
    past due and still
    accruing                         2,270         2,109
                                  --------      --------
Total problem assets              $ 12,142      $ 12,821
                                  ========      ========


         Nonaccrual loans decreased primarily due to several residential construction loans reclassified from nonaccrual to other real estate. Other real estate also declined as a portion of these properties was sold during the year. Interest income that would have been recorded on all nonaccrual loans for the year ended December 31, 1998, had they performed according to their original terms, amounted to approximately $457,000, a decrease of 40.4% from $767,000 for the year ended December 31, 1997. Interest income on nonaccrual loans included in the results of operations for the years ended December 31, 1998 and 1997, amounted to approximately $124,000 and $383,000, respectively.

         Accruing loans 90 days or more past due decreased to 0.16% of gross loans at December 31, 1998, compared to 0.17% of gross loans at December 31, 1997.

         Management's policy for any accruing loan greater than 90 days past due is to perform an analysis of the loan, including a consideration of the financial position of the borrower(s) and any guarantor(s) as well as the value of the collateral, and use this information to make an assessment as to whether collectibility of the principal and the interest appears probable. Based on such a review, Management has determined it is probable that the principal as well as the accruing interest on these loans will be collected in full.

         Other real estate decreased to $3.5 million at December 31, 1998 from $4.0 million at December 31, 1997. The primary reason for the $0.5 million decrease is due to the sale of several foreclosed properties during 1998 which was partially offset by the reclassification of property totaling $553,000 that was originally purchased for the construction of a branch location. Management decided not to construct a branch on this property; and therefore, the carrying value of this property was reclassified from premises and equipment to other real estate. This property is currently being marketed and the gain or loss from its sale is not expected to be significant. Additionally, two residential construction loans were foreclosed in December 1998.



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

         Management currently uses several measures to assess and control the loan portfolio risk. For example, all loans over a certain dollar amount must receive an in-depth review by an analyst in the Banks' Credit Administration department. Any issues regarding risk assessments of those credits are addressed by the Banks' loan administration and senior credit officer and factored into management's decision to originate or renew the loan. Furthermore, large commitments are reviewed and approved by a Senior Loan Committee comprised of senior management, the senior credit officer and senior lending officers of the Banks. The Loan Committee of the Board of Directors reviews loans above predetermined amounts. The Corporation also continues to employ an independent third party risk assessment group to review the underwriting, documentation and risk grading analysis and render an annual opinion of the adequacy of the allowances for loan losses. This third party group reviews all loan relationships above a certain dollar amount and a sampling of all other credits. The third party's evaluation and report is shared with Senior Management and the Loan and Audit Committee of the respective Bank and, ultimately, is reported to the respective Bank and Corporation Board of Directors.

         Management uses the information developed from the procedures described above in evaluating and grading the loan portfolio. This continual grading process is used to monitor the credit quality of the loan portfolio and to assist management in determining the appropriate levels of the allowance for loan losses.

         As part of the continual grading process, an analysis is performed monthly independently from any analysis in conjunction with the origination of loans. Individual loans are assigned a risk grade based on their credit quality, which is subject to change as conditions warrant. Any changes in those risk assessments as determined by the outside risk assessment group are also considered. Each grade determines the percentage of the outstanding loan balance allocated to the loan loss reserve. Loans with the weaker credit quality are individually analyzed to determine a specific allowance, which reflects management's best estimate of the risk associated with each credit. An estimate of an allowance is made for all other loans in the portfolio based on their assigned risk grade, type of loan and other matters related to credit risk. In the allowance for loan loss analysis process, the Banks also aggregate the loans into pools of similar credits and review the historical loss experience associated with these pools as additional criteria to allocate the allowance to each category. The model also takes into consideration off-balance-sheet credit risk.

         The allowance for loan losses as a percentage of gross loans outstanding was 1.09% at December 31, 1998, compared to 1.20% at year-end 1997. The decrease in the allowance as a percentage of gross loans at December 31, 1998 compared to December 31, 1997 is largely attributable to the charge-off in 1998 of certain loans acquired in the 1997 CSB merger. Such loans had been identified as impaired and specifically reserved for at December 31, 1997. Total problem assets as a percentage of gross loans outstanding was 0.85% at December 31, 1998, compared to 1.02% at December 31, 1997.

         Management considers the December 31, 1998 allowance for loan losses adequate to cover inherent losses in the Banks' loan portfolio. Management believes it has established the allowance in accordance with generally accepted accounting principles and in consideration of the current economic environment. While Management uses the best information available to make evaluations, future additions to the allowance may be necessary based on changes in economic and other conditions. Additionally, various regulatory agencies, as an integral part of their examination process, periodically review the Banks' allowances for loan losses. Such agencies may require the recognition of adjustments to the allowances based on their judgments of information available to them at the time of their examinations.


DEPOSITS


         Total deposits at December 31, 1998 were $1.1 billion, a 6.0% increase from December 31, 1997. Demand deposits increased $37.5 million or 17.5%; insured money market accounts increased $28.8 million or 25.4%; and savings deposits increased $3.3 million or 2.5%; while certificates of deposit decreased $5.9 million or 1.0%. Increases in demand and money market accounts were due to marketing campaigns directed toward packaging and promoting these accounts more effectively, while the reduction in certificates of deposits was due to the Corporation's management of interest rates paid as the certificates matured during the year.


OTHER BORROWINGS


         Other borrowings increased $119.9 million during the year, to $469.9 million at December 31, 1998, from $350.1 million at December 31, 1997. The components of this increase consisted of $11.8 million in short term borrowings consisting primarily of Federal funds purchased and securities sold under agreements to repurchase, and $108.1 million in Federal Home Loan Bank advances. These borrowings were principally used to fund loan growth.


EARNINGS PERFORMANCE


NET INTEREST INCOME


         Net interest income, the difference between total interest income and total interest expense, is the Corporation's principal source of earnings. For the year ended December 31, 1998, net interest income amounted to $65.9 million, an increase of 9.3% from net interest income of $60.3 million in 1997. This was attributable to an increase in average interest earning assets of $177.9 million, from $1.5 billion during 1997 to approximately $1.7 billion during 1998. This increase reflects the growth in the Corporation's average loan portfolio, which increased $215.8 million, offset somewhat by decreases in other interest earning assets, such as average securities, which declined $13.6 million. The decline in average yield on these assets to 8.15% during 1998, compared to 8.29% during 1997, resulted from reductions in the prime rate of interest during the latter part of 1998. The average yield earned on loans was 8.65% in 1998, compared to 8.83% in 1997.

         In addition to the increase in average interest earning assets, the Corporation experienced an increase in average interest-bearing liabilities of $194.0 million, or 15.9% from the prior year, due to the use of Federal Home Loan Bank advances and increases in deposits to fund loan growth. The average rate paid on interest bearing liabilities declined during the period to 5.00% in 1998, compared to 5.16% in 1997. The average rate paid on interest-bearing deposits was 4.73% in 1998, down from 4.96% in 1997. Similarly, the rate paid on other borrowed funds declined to 5.61% in 1998, compared to 5.83% in 1997.

         The net interest margin (tax adjusted net interest income divided by average interest-earning assets) declined somewhat to 3.96% in 1998, from 4.12% in 1997. This reflects the overall compression of margins experienced by the financial services industry as a whole during the past two years. See "Asset-Liability Management and Interest Rate Sensitivity" for additional discussion on the Corporation's management of rate sensitive assets and liabilities.


PROVISION FOR LOAN LOSSES


         The provision for loan losses in 1998 was $2.4 million compared to $2.7 million in 1997. The decrease was due to an incremental $1.4 million provision for loan losses in 1997 for loans specifically identified in the CSB loan portfolio which were deemed to have impairment losses, and, in some cases, required charging off. When excluding the effect of this prior year incremental provision, the current year provision increased over 1997 largely due to growth in the Banks' loan portfolios.

         Net charge-offs for 1998 were $2.1 million or 0.15% of average loans compared to $1.8 million or 0.16% of average loans in 1997. The increase in the whole dollar amount of net charge-offs in 1998 was primarily due to loans acquired through the merger of Carolina State Bank in December 1997 and in the opinion of management are not necessarily indicative of worsening trends in asset quality.


NONINTEREST INCOME


         Noninterest income was $13.7 million in 1998 compared to $15.1 million in 1997, a decrease of 9.5%. This decrease is principally attributable to a reduced level of securities gains in 1998 as compared to the prior year, partially offset by an increase in other noninterest income. Home Federal sold securities at a net gain in the latter half of 1997 as part of a balance sheet restructuring plan. Securities sales were reduced during 1998, reducing the amount of related gains to $2.2 million in 1998 compared to $5.7 million in 1997. The improvement in other noninterest income included increases in service charge income, trust income and mortgage loan fees. In addition, the Corporation recorded a one-time gain during 1998 of approximately $450,000 from the sale of its merchant card program.


NONINTEREST EXPENSE


         Other noninterest expense increased $16.4 million in 1998 as compared to 1997. The majority of this increase involved merger costs of $18.2 million in 1998 primarily related to the HFNC merger, compared to $3.4 million in 1997 for the CSB merger.

         Other components of the current year increase in noninterest expense included salaries and fringe benefits, which increased $1.2 million, or 5.4%, and occupancy and equipment costs, which increased $769,000, or 14.1%. The salary and benefits costs increased due to regular salary increases and investment in additional personnel, as well as the increased commissions paid on higher levels of mortgage and brokerage activity. Occupancy and equipment increases reflect the costs associated with additional facilities and added technology.

         Total income tax expense for 1998 was $8.8 million versus $10.8 million in 1997. The decrease is attributable to a decrease in taxable income resulting from the merger expenses. The reduction in tax expense, however, was not proportionate with the reduction in income because portions of the merger and acquisition costs were not deductible. This created an increase in the effective tax rate from 36.0% in 1997 to 48.8% in 1998. The 1997 rate was likewise higher than the Corporation's "normal" tax rate due to similar nondeductible costs associated with its 1997 merger with CSB.



RESULTS OF OPERATIONS AND FINANCIAL CONDITION


1997 VERSUS 1996


         The Corporation earned $19.2 million or $1.06 basic income per share in 1997, a 10.0% increase from $17.4 million or $0.95 basic income per share in 1996. Excluding the nonrecurring charges associated with the acquisition of CSB, 1997 earnings per share increased 23.5% to $1.18 per share compared to 1996. Key factors contributing to the increase in net income, excluding the nonrecurring charges, were an increase of 2.3% in net interest income and an increase in noninterest income of 85.0%. These increases were partially offset by an increase of 81.0% in the provision for loan losses and an increase of 9.2% in noninterest expense. Earnings in 1997, excluding the nonrecurring charges, equate to a return on average assets of 1.21% for 1997, compared to 1.16% for 1996, and a return on average equity of 7.47% in 1997, versus 6.20% in 1996.

         Total assets at December 31, 1997, were $1.67 billion, up 6.3% from the level at year-end 1996. Gross loans increased 12.3% to $1.27 billion and total deposits increased 4.5% to $1.06 billion.

         At December 31, 1997, securities available for sale were $315.6 million or 18.9% of total assets, compared to $325.8 million, or 20.7% of total assets, at year-end 1996. The fair value of these assets was approximately $9.0 million and $9.2 million above their amortized cost at December 31, 1997 and 1996, respectively. The tax equivalent average yield on the securities available for sale portfolio was 6.72% for 1997 and 6.75% for 1996. The average life of the portfolio was 10.06 years at December 31, 1997 compared to 9.00 years at year-end 1996.

         As a result of the reclassification of CSB's investment securities to securities available for sale subsequent to the acquisition of CSB, there was no balance in investment securities held to maturity at December 31, 1997. Investment securities held to maturity totaled $13.9 million or 0.9% of total assets at December 31, 1996. The average yield earned on investment securities held to maturity in 1997 was 5.80% compared to 5.85% in 1996, with an average maturity of 1.53 years at December 31, 1996.

         The loan portfolio at December 31, 1997 was composed of 6.4% commercial, financial, and agricultural loans, 10.5% real estate construction loans, 76.1% real estate mortgage loans, and 7.0% installment loans.

This compares to a composition of 5.6% commercial, financial, and agricultural, 9.1% real estate construction, 77.1% real estate mortgage, and 8.2% installment at December 31, 1996.

         Problem assets at December 31, 1997 were $12.8 million, or 1.02% of gross loans and foreclosed properties, compared to $10.9 million, or 0.97% at December 31, 1996. The components of problem assets are presented in the table below:


                         December 31,    December 31,
(Dollars in thousands)           1997            1996
-----------------------------------------------------
Nonaccrual loans             $  6,119        $  7,949
Restructured loans                587             643
Other real estate               4,006           1,627
                             --------        --------
    Total non-
    performing assets          10,712          10,219
Loans 90 days or more
    past due and still
    accruing                    2,109             685
                             --------        --------
   Total problem assets      $ 12,821        $ 10,904
                             ========        ========


         Interest income that would have been recorded on nonaccrual loans for the years ended December 31, 1997 and 1996, had they performed according to their original terms, amounted to approximately $767,000 and $1,118,000, respectively. Interest income on nonaccrual loans included in the results of operations for the years ended December 31, 1997 and 1996, amounted to approximately $383,000 and $155,000, respectively.

         Accruing loans 90 days or more past due increased to 0.17% of gross loans at December 31, 1997 compared to 0.06% of gross loans at December 31, 1996.

         Net charge-offs for 1997 were $1.8 million or 0.16% of average loans compared to $893,000 or 0.09% of average loans in 1996.

         Other real estate increased to 4.0 million at December 31, 1997 from $1.6 million at December 31, 1996. The primary reason for the $2.4 million increase is due to $456,000 of net foreclosure activity related to the CSB loan portfolio. Seven properties with balances ranging from $7,400 to $250,000 aggregated $456,000 and nine properties from HFNC ranging from $16,000 to $902,961 aggregated $2.3 million. Based on a review of recent appraisals of these properties, management has determined that they are properly carried at the lower of cost or fair value less costs to sell.

         Total deposits at December 31, 1997 were $1.06 billion, a 4.5% increase from a 1996 year-end level of $1.01 billion. Average demand deposits increased $7.3 million or 7.5%; average insured money market accounts increased $8.6 million or 11.1%; average savings deposits decreased $2.0 million or 1.5%; and average certificates of deposit increased $25.5 million or 4.4%. The majority of deposit growth was in certificates of deposit ("CD") products. The increase in average CD's was primarily attributable to several CD promotions in 1997, which raised new deposits with maturities of nine, eighteen or twenty-four months, and to the increase in public deposits with maturities of six months that were opened in 1997.

         For the year ended December 31, 1997, net interest income was $60.3 million, an increase of 2.3% from net interest income of $59.0 million in 1996. The increase is attributable to an increase in the volume of average interest earning assets of approximately $72.0 million mitigated by a decrease in the net interest margin (tax adjusted net interest income divided by average interest earning assets) to 4.12% in 1997 from 4.23% in 1996.

         The average yield on interest-earning assets was 8.29% in 1997 compared to 8.22% in 1996. The average rate paid on interest-bearing liabilities was 5.16% in 1997, compared to 5.16% in 1996. The average yield earned on loans was 8.83% in 1997, compared to 8.86% in 1996. The average rate paid on interest-bearing deposits was 5.75% in 1997, from 6.66% in 1996.

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

         Noninterest income was $15.1 million in 1997 compared to $8.2 million in 1996, for an increase of 84.9%. The increase in other noninterest income is attributable to higher securities gains due to the sale of equity securities held by the Corporation, higher service charge income on deposit accounts resulting from an increase in non-sufficient fund income, higher trust income due to greater assets under management and higher commissions earned on brokerage services resulting from increased sales volumes.

         Excluding the $3.4 million in nonrecurring costs associated with the acquisition of CSB, total noninterest expense in 1997 was $39.4 million, compared to $39.2 million in 1996, representing a 0.5% increase. The increase was primarily attributable to increases in costs associated with salaries and benefits, occupancy and equipment and other noninterest expense.

         Salaries and fringe benefits increased primarily due to higher full-time equivalents and annual merit increases.

         Occupancy and equipment increased approximately $988,000 or 22.2%. A primary reason for the increase is due to an increase in depreciation expense in connection with the local area network (LAN) and the wide area network (WAN) which were added in mid-1996. This technology continues to improve the Banks' ability to service loan and deposit customers and to gain greater operating efficiency. Additionally, with the Banks' continued growth, additional office space was required. The Corporation entered into several leasing agreements for office space.

         Excluding the $3.4 million in costs associated with the acquisition of CSB, other noninterest expense decreased $2.4 million, or 16.7% in 1997, when compared to 1996. The three major components of change in this category are advertising, data processing and professional services. During 1997, the Banks incurred additional advertising expense primarily related to costs associated with promoting certificates of deposit and equity line products. Data processing and professional services costs increased due to the aforementioned technology added in mid-1996 and throughout 1997.

         Total income tax expense for 1997 was $10.8 million versus $9.0 million in 1996. The increase is attributable to an increase in taxable income, slightly offset by an increase in the effective tax rate to 36.0% in 1997 from 34.1% in 1996. The change in the effective rate is primarily attributable to certain nondeductible merger and acquisition costs incurred in 1997, and an increase in state income taxes, which were partially offset by an increase in tax-exempt income from municipal securities in 1997.


ACCOUNTING AND REGULATORY MATTERS


         Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," establishes accounting and reporting standards for derivatives and hedging activities. It requires that all derivatives be included as assets or liabilities in the balance sheet and that such instruments be carried at fair market value through adjustments to either other comprehensive income or current earnings or both, as appropriate. The Corporation is in the process of assessing the impact of this Standard. The Standard is effective for financial statements issued for all fiscal quarters of fiscal years beginning after June 15, 1999.

         Statement of Financial Accounting Standards No. 134, "Accounting for Mortgage-Backed Securities Retained after the Securitization of Mortgage Loans Held for Sale by a Mortgage Banking Enterprise," establishes accounting and reporting standards for certain mortgage banking activities. It conforms the subsequent accounting for securities retained after the securitization of other types of assets. The Corporation is in the process of assessing the impact of this Standard. The Standard is effective for financial statements for the first fiscal quarter beginning after December 15, 1998.

         From time to time, the Financial Accounting Standards Board (FASB) also issues exposure drafts for proposed statements of financial accounting standards. Such exposure drafts are subject to comment from the public, to revisions by the FASB and to final issuance by the FASB as statements of financial accounting standards. Management considers the effect of the proposed statements on the consolidated financial statements of the Corporation and monitors the status of changes to issued exposure drafts and to proposed effective dates.



YEAR 2000 CONSIDERATION


YEAR 2000 COMPLIANCE


         The "Year 2000 Issue" is a general term used to describe the various problems that may result from the improper processing of dates and date-sensitive calculations by computers and other machinery as the Year 2000 approaches. These problems generally arise because most computer hardware and software historically have used only two digits to identify the applicable year. Since there may be no accommodation for the full four-digit year, computer programs that have date-sensitive software may recognize a date using "00" as the year 1900 rather that the year 2000. This error could result in system failure or miscalculations causing disruption of operations, including, among other things a temporary inability to process customer transactions, properly accrue interest income and expense or engage in similar normal banking activities. In addition, non-banking systems, such as security alarms, telephones, vaults, etc., are also subject to malfunction due to their dependence upon software that utilizes special codes and conventions using the date field.


STATE OF READINESS


         The Corporation recognizes the potentially severe implications of the Year 2000 Issue. The Board of Directors of the Corporation has approved a Year 2000 Action Plan ("Action Plan") that has been developed in accordance with the Federal Financial Institutions Examination Council ("FFIEC") guidelines. The Action Plan consists of five phases: (1) awareness, (2) assessment, (3) remediation, (4) validation, and (5) implementation. The Corporation has completed phases 1 and 2 of its Action Plan. In completing phase 2, the Corporation performed a thorough inventory of its Information Technology ("IT) and non-IT systems to identify all potential Year 2000 exposed systems and equipment. The items identified in the inventory were then categorized as "mission critical" or "non-mission critical" depending on the Corporation's dependence on the system or equipment to perform daily operations and conduct business. This classification allowed the Corporation to prioritize its efforts in remediating systems and dealing with third party vendors.

         The Corporation is currently working on phases 3, 4, and 5 of the Action Plan. Since the Corporation generally does not perform in-house programming of its core operating systems, it is dependent on its third-party vendors for modifications and conversions of its existing systems to correct the effects of the Year 2000 Issue. Accordingly, the vast majority of phases 3 and 4 involve receiving and testing them with the Corporation's operating systems and equipment. The Corporation divided phase 4 validation, or testing, into its own Y2K Test Plan. In step 1 of the Y2K Test Plan, the Corporation procured written documentation from its software and hardware vendors, as well as the providers of facilities using embedded chip technology, with respect to its Year 2000 compliance plan. Step 1 of the Y2K Test Plan also included the initial remediation phase 3. Upgrades and patches were installed to existing equipment. Step 2 of the Y2K Test Plan tested all of the applications in the Corporation's technology environment. For those vendors that supply functionality as third-party processors, FFIEC proxy testing guidelines were implemented. Step 2 of the Y2K Test Plan has been completed. The Corporation recognizes the need for data and information exchange between applications. In recognition of this constant flow data and information, the Corporation has included Step 3 in its Y2K Test Plan. Step 3 is an integrated test in which applications with interfaces have been linked in a test environment to emulate the Corporation's technology environment. Step 3 testing has begun, and the completion date is May 22, 1999. Phase 5 implementation includes the business user acceptance outlined in the FFIEC guidelines, and the Corporation has included business user acceptance in all steps of the Y2K Test Plan. Phase 5 also includes the Corporation's Clean Management strategy, which recognizes the need to protect the integrity and validity of the test results by keeping the production environment the same as the testing environment. The Corporation fully expects that all phases the Action Plan to be completed no later than May 22, 1999. The Corporation's Clean Management strategy will remain in place throughout 1999.

         The merger with Home Federal is not expected to significantly impact the Action Plan or the Corporation's state of readiness for Year 2000 compliance. The Corporation currently plans to convert most of Home Federal's operating systems in March 1999. The Corporation has incorporated all surviving Home Federal IT and non-IT systems in all phases of its Year 2000 Action Plan. Steps 1 and 2 of the Y2K Test Plan have been applied to these surviving systems.

         The Corporation also has developed a communication and assessment plan for its customers. Pursuant to the plan, the Corporation has initiated contact with many of its key customers to determine such customers' plans with respect to the Year 2000 Issue and the Corporation's vulnerability to any such customer's failure to remediate its own Year 2000 Issue. As most corporate customers depend on computer systems that must be Year 2000 compliant, a disruption in their businesses may result in potentially significant financial difficulties that could affect their creditworthiness. The Corporation has also implemented underwriting procedures to reflect the importance of the Year 2000 Issue in evaluating new credit relationships. Significant business interruptions or failures by key business customers, suppliers, trading partners or governmental agencies resulting from the effects of the Year 2000 Issue could have a material adverse effect on the Corporation.


YEAR 2000 COSTS


         Since the Corporation relies on third party vendors for substantially all of its IT systems, the expected cost to the Corporation of the Year 2000 project is not expected to exceed $500,000. Included in this amount are costs for hardware, software and facilities upgrades, customer communications, testing, and other direct, incremental costs required to pursue the Action Plan. Not included in this estimate are the indirect costs associated with the involvement of existing employees in daily Year 2000 Action Plan activities, an amount that has not been quantified by management. All remediation costs will be expensed in the period incurred and will be funded through normal operating cash flow. Year 2000 project costs during the twelve months ended December 31, 1998 were $125,000.


RISKS OF YEAR 2000 ISSUES


         The Year 2000 Issue is widespread throughout the entire global economy, potentially affecting almost any company with any dependence on information technology. The Corporation has attempted to assess the risk to the Corporation of the most reasonably likely worst-case scenarios involving Year 2000 noncompliance on the part of the Corporation or entities with which it does significant business. Such risks generally fall into one of two categories: internal risk, or the risk that the Corporation's IT and/or non-IT systems will fail and will have a material impact on the Corporation's financial condition or results of operations, and external risk, or the risk that the IT or non-IT systems of parties external to the Corporation will fail, resulting in a material impact on the Corporation's financial condition or results of operations. In the opinion of the management of the Corporation, the internal risk of Year 2000 non-compliance, in a reasonable worst-case scenario, could involve either (i) credit losses arising from borrowers inability to perform under the terms of their loan agreements due to Year 2000-related problems having a material impact on their cash flows, or (ii) the inability to perform certain routine customer transactions due to the Year 2000 non-compliance of parties external to the Corporation (e.g., utility or communications vendors). To mitigate these risks, the Corporation is developing a contingency plan.

         The costs of the Year 2000 project and the schedule for achieving Year 2000 compliance are based on management's best estimates, which were derived using numerous assumptions of future events, such as the availability of certain resources (including internal and external resources), third-party vendor plans and other factors. However, there can be no guarantee that these estimates will be achieved at the cost disclosed or within the timeframes indicated, and actual results could differ materially from these plans.


CONTINGENCY PLANNING


         Contingency plans are being developed to mitigate the potential effects of a disruption in normal business operations. Contingency planning includes developing alternate solutions should a vendor not become compliant, as well as plans for the resumption of business if, despite the Corporation's best efforts, a business operation disruption occurs.
The Corporation will have a detailed plan by March 31, 1999.


YEAR 2000 READINESS DISCLOSURE


         All Year 2000 discussion is designated as Year 2000 Readiness Disclosures. Year 2000 Readiness Disclosures are covered under the Year 2000 Information and Readiness Disclosure Act passed on October 19, 1998.


LEGAL PROCEEDINGS


         In June 1995, a lawsuit was initiated against Home Federal by a borrower's affiliated companies in which the plaintiffs alleged that Home Federal wrongfully set-off certain funds in an account being held and maintained by Home Federal. In addition, the plaintiffs alleged that as a result of the wrongful set-off, Home Federal wrongfully dishonored a check in the amount of $270,000. Plaintiffs further alleged that the actions on behalf of Home Federal constituted unfair and deceptive trade practices, thereby entitling plaintiffs to recover treble damages and attorneys' fees. Home Federal denied any wrongdoing and filed a motion for summary judgment. Upon consideration of the motion, the United States Bankruptcy Judge entered a Recommended Order Granting Summary Judgement, recommending the dismissal of all claims asserted against Home Federal. In October 1997, the United States District Court entered an order granting summary judgment in favor of Home Federal. The plaintiff has appealed the order of summary judgment and the case is presently pending in the Fourth Circuit Court of Appeals.

         In December 1996, Home Federal filed a suit against the borrower and his company and against the borrower's wife, daughters, and a company owned by his wife and daughter, alleging transfers of assets to the wife, daughter, and their company in fraud of creditors, and asking that the fraudulent transfers be set aside. The objective of the lawsuit is to recover assets, which may be used to satisfy a portion of the judgments obtained in favor of Home Federal prior to litigation. The borrower's wife filed a counterclaim against Home Federal alleging that she borrowed $750,000 from another financial institution, secured by a deed of trust on her principal residence, the proceeds of which were paid to Home Federal for application on a debt owed by one of her husband's corporations, claiming that officers of Home Federal promised to resume making loans to her husband's corporation after the payment. Home Federal and its officers vigorously deny all of her allegations. Home Federal filed a motion for summary judgment and dismissal of the counterclaim. The motion for summary judgment was heard in the Superior Court division of the Mecklenburg County General Court of Justice in April 1998; however, an order has not been entered. In June 1998, Home Federal removed this case to the United States Bankruptcy Court for the Western District of North Carolina, Charlotte Division, due to the fact that the defendant was the debtor in a pending bankruptcy case. Home Federal believes it has strong defenses to the defendant's counterclaim.

         In February 1997, two companies affiliated with those referred to in the first paragraph above filed an additional action against two executive officers of Home Federal and against an officer of another financial institution. The action was removed from the state court to the United States Bankruptcy Court for the Western District of North Carolina. At the same time, the borrower, who is affiliated with all of these companies, also filed an action in the Superior Court of Mecklenburg County, North Carolina against the two executive officers of Home Federal and against an officer of another financial institution. The Complaints in both actions assert virtually identical claims. The plaintiffs in both lawsuits allege that the officers of both financial institutions engaged in a conspiracy to wrongfully declare loans to be in default so as to eliminate those companies as borrowers of Home Federal. Plaintiffs claim actual damages, treble damages, and punitive damages together with interest, attorneys' fees, and other costs. Plaintiffs allege misrepresentation, breach of fiduciary duty, constructive fraud, interference with business expectancy, wrongful bank account set-off, and unfair and deceptive acts and practices. The action pending in the bankruptcy court has been stayed. All defendants filed motions for summary judgment in the state court action which were granted, and that lawsuit was dismissed in January 1998 by the Superior Court of Mecklenburg County. The plaintiff appealed the order granting summary judgment to the North Carolina Court of Appeals. In July 1998, the defendants removed the state court case to the United States Bankruptcy Court for the Western District of North Carolina, Charlotte Division, due to the fact that the plaintiff was a debtor in a pending bankruptcy case. As a result of the removal, the North Carolina Court of Appeals entered an order staying further proceedings in the

North Carolina Court of Appeals in August 1998. Home Federal has agreed to indemnify both of its officers with respect to costs, expense, and liability which might arise in connection with both of these cases.

         In July 1997, the above borrower and affiliated companies filed an additional action against HFNC, Home Federal, and the other financial institution referred to in the paragraph above, alleging that previous judgments in favor of Home Federal and the other financial institution obtained in prior litigation were obtained by the perpetration of fraud on the Bankruptcy Court, U.S. District Court, and the Fourth Circuit Court of Appeals. The plaintiffs are seeking to have the judgments set aside on that basis. All defendants filed motions for summary judgment and dismissal, which were granted, and the lawsuit was dismissed on September 24, 1998. The borrower, individually, has appealed the Order dismissing the lawsuit to the Fourth Circuit Court of Appeals. That appeal is pending.

         Management continues to deny any liability in the above-described cases and continues to vigorously defend against the claims. However, there can be no assurance of the ultimate outcome of the litigation, or the range of potential loss, if any.

         The Corporation and the Banks are defendants in certain other claims and legal actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these other matters is not expected to have a material adverse effect on the consolidated operations, liquidity or financial position of the Corporation or the Banks.


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

         Factors that may cause actual results to differ materially from these forward-looking statements include, but are not limited to, the passage of unforeseen state or federal legislation or regulation applicable to the Corporation's operations, the Corporation's ability to accurately predict the adequacy of the loan loss allowance needs using its present risk grading system, the ability to generate liquidity if necessary to meet loan demand, the ability to manage unforeseen domestic and global rapid changes in interest rates, the reliance on third party vendors to become Year 2000 compliant and, with respect to the merger with Home Federal, the inability of the Corporation to consolidate the operations of Home Federal with the Corporation in an efficient manner.

FIRST CHARTER CORPORATION OFFICERS


PRESIDENT AND CHIEF EXECUTIVE OFFICER        SENIOR VICE PRESIDENT
Lawrence M. Kimbrough                        Laura N. Blalock
                                             James T. Mathews, Jr.
EXECUTIVE VICE PRESIDENT,
CHIEF OPERATING OFFICER AND                  CORPORATE SECRETARY
CHIEF FINANCIAL OFFICER                      James W. Townsend, Jr.
Robert O. Bratton
                                             ASSISTANT CORPORATE SECRETARY
EXECUTIVE VICE PRESIDENT                     Rose W. Edwards
Phillip M. Floyd                             Anne C. Forrest
Robert G. Fox, Jr.
Robert E. James, Jr.                         ASSISTANT TREASURER
Edward B. McConnell                          David E. Keul

                                             SENIOR AUDITOR
                                             Brian A. Ingold


FIRST CHARTER NATIONAL BANK OFFICERS


PRESIDENT                                    VICE PRESIDENT                      Jan G. Griffin
CHIEF EXECUTIVE OFFICER                      Harvey E. Baker                     Karen F. Hodge
Lawrence M. Kimbrough                        John R. Baker                       D. Jean Hovis
                                             James L. Brewer                     Brian A. Ingold
GROUP EXECUTIVE VICE PRESIDENT               Steven C. Calhoun                   Robin S. Leslie
Robert O. Bratton                            E. Stephen Costner                  Richard A. Magda
Robert E. James, Jr.                         Deborah R. Deese                    Sandra J. Mansur
                                             Brian J. Doran                      Eleanor McIntire
EXECUTIVE VICE PRESIDENT                     C. Eugene Efrid, Jr.                Jesse F. Milliken
Phillip M. Floyd                             Kenneth L. Frie                     Mary Ann Morgan
Robert G. Fox, Jr.                           Linda S. Gibson                     Dawn W. O'Dell
Edward B. McConnell                          R. Dwight Henry                     Lisa C. Parker
                                             John R. Kell                        Philip Presson
SENIOR VICE PRESIDENT                        Brenda K. Kinley                    Elizabeth G. Quesenberry
Laura N. Blalock                             Nancy L. Mills                      Brian F. Riggins
Lisa B. Boylen                               Michael J. Mittelman, Jr.           Pamela P. Sanders
Kenneth W. Caldwell                          Danny H. Patton                     Gordon M. Stallings
Bob Doby, Jr.                                Elizabeth K. Reed                   Linda H. Thomas
Thomas J. Elkins                             Linda V. Ritter                     Nancy S. Verble
Kathleen M. Harris                           Tammy D. Scruggs                    Ann K. Williams
Patricia K. Horton                           Arnold B. Sharar                    Charles H. Wingo
Phillip R. Jurney                            Gregory L. Silliman
Donna J. Kenney                              James E. Steere, III                CORPORATE SECRETARY
Maggie H. Kensil                             William W. Swink                    J. W. Townsend, Jr.(*)
David E. Keul                                Patricia G. Witter
Earl H. Lutz, Jr.
Jerold L. Marlow                             ASSISTANT VICE PRESIDENT
James T. Mathews, Jr.                        Cheryl P. Barbee
Darren M. Radson                             Steven L. Barnes
A. Ray Singleton                             Patricia H. Blackwell
J. Kevin Toomb                               Julie J. Carter
J. W. Townsend, Jr.                          Elizabeth L. Cline
Will Weill, III                              Deborah W. Craig
L. Eugene Willard                            Anne C. Forrest
John M. Woods                                Laurie A. Gagliano

                                    (PHOTO)


            (l to r) Mercedes Ikard, Ellie McIntire, Phillip Jurney


FIRST CHARTER NATIONAL BANK OFFICERS (CONTINUED)


ASSISTANT CORPORATE SECRETARY                ASSISTANT TRUST OFFICER             FIRST CHARTER INSURANCE
Cheryl P. Barbee(*)                          Carolyn M. Craver                   Services, Inc.
Patricia H. Blackwell(*)                     Robin L. Gibbons                    Clarkson B. McLean
Lisa P. Bryant                                                                      President
Rose W. Edwards                              BANKING OFFICER                     Robert C. Boyd
Amy P. Elam                                  Wendy T. Barnhardt                     Senior Vice President
Kathleen M. Erickson                         Kati W. Beaver                      Jonathan W. Cooper
Phillip M. Floyd(*)                          Leah P. Berry                          Vice President
Anne C. Forrest(*)                           Deborah Starr Cloninger             David E. Keul
Jan G. Griffin(*)                            James A. Fletcher                      Treasurer
Donel T. Holcomb                             Melba M. Funderburk                 Richard H. Martin
David E. Keul(*)                             JoAnn J. Hall                          Vice President
Earl H. Lutz, Jr.(*)                         Sharon J. Hanson
Judy E. Montague                             Robin T. Hinson                     FIRST CHARTER BROKERAGE
Lisa C. Moore(*)                             Mercedes D. Ikard                   SERVICES, INC.
Lisa C. Parker(*)                            Gayle S. Love                       Phillip M. Floyd
Andria C. Rhymer                             Angela R. Lovelace                     President
Pamela P. Sanders(*)                         Paul A. Lyle                        Ronnie L. Franks
Tammy D. Scruggs                             Lisa C. Moore                          Vice President
                                             Mavadell D. Newsome                 Michael E. Lenahan
SENIOR AUDITOR                               James Rhodes                           Vice President
Brian A. Ingold(*)                           Marilyn L. Robertson                Nancy L. Mills
                                             Katherine L. Schiele                   Vice President
TRUST OFFICER                                SueAnn Schoening                    Harvey F. Whitley
Nancy B. Smith                               V. Yvette Springs                      Vice President
Danny H. Patton(*)                           Matthew J. Triplett                 Julie A. Belsky
Elizabeth K. Reed(*)                         Kim J. Wertheimer                      Brokerage Officer
                                                                                 David E. Keul
(*) Indicates Duplicate Position                                                    Treasurer

                  FIRST CHARTER CORPORATION BOARD OF DIRECTORS

WILLIAM R. BLACK, M.D.                       JOHN J. GODBOLD, JR.                JOE M. LOGAN
Oncologist                                   Retired                             McGuire Properties

RAY W. BRADLEY                               CHARLES F. HARRY, III               JOHN M. MCCASKILL
Retired                                      President                           Retired
                                             Grover Enterprises
MICHAEL R. COLTRANE                                                              JERRY E. MCGEE
President                                    FRANK H. HAWFIELD, JR.              President
Chief Executive Officer                      Owner                               Wingate University
CT Communications, Inc.                      President
Vice Chairman                                Firestone Home and                  HUGH H. MORRISON
First Charter Corporation                      Auto Supply Store                 President
                                                                                 E. L. Morrison Co., Inc.
J. ROY DAVIS, JR.                            J. KNOX HILLMAN, JR.
Owner                                        Owner                               THOMAS R. REVELS
Chief Executive Officer                      Chief Executive Officer             President
S&D Coffee, Inc.                             Shuford Insurance Agency, Inc.      Chief Executive Officer
Chairman                                                                         Novant/Presbyterian
First Charter Corporation                    LAWRENCE M. KIMBROUGH                 Health Services
                                             President
T. CARL DEDMON                               Chief Executive Officer             W. E. ROYAL
President                                    First Charter Corporation           Retired
N/S Carolina Storage                         First Charter National Bank
  Systems, Inc.


FIRST CHARTER NATIONAL BANK BOARD OF DIRECTORS


JANE B. BROWN                                LARRY D. HAMRICK, SR.               T. DAVID PROPST
Private Investor                             Owner                               President
                                             Warlick and Hamrick Associates,     Earl's Tire Store, Inc.
GRADY S. CARPENTER                           Insurance and Real Estate
President                                                                        JAMES M. ROSE, SR.
Security Oil Company, Inc.                   LAWRENCE M. KIMBROUGH               President
                                             President                           Leasing Services, Inc.
J. Roy Davis, Jr.                            Chief Executive Officer
Owner                                        First Charter Corporation           DAVID H. STEWART, JR.
Chief Executive Officer                      First Charter National Bank         General Manager
S&D Coffee, Inc.                                                                 Berkshire Weaving, Inc.
Chairman                                     ROBERT F. LOWRANCE
First Charter National Bank                  Owner                               LANE D. VICKERY
                                             President                           Vice President
THEODORE C. DELLINGER                        A&A Realty Company                  Scott Wholesale Co.
Owner
Chief Executive Officer                      ELLEN LINN MESSINGER                ROBERT L. WALL
Dellinger, Inc.                              Private Investor                    Retired

JOE B. GODFREY, M.D.                         HUGH H. MORRISON                    PHILIP L. WALLY
Family Practice                              President                           Executive Vice President
                                             E. L. Morrison Co., Inc.            General Manager
H. CLARK GOODWIN                             Vice Chairman                       Union Electric Membership
Retired                                      First Charter National Bank           Corporation

                             CORPORATE INFORMATION


CORPORATE HEADQUARTERS                         TRANSFER AGENT
First Charter Corporation                      Registrar and Transfer Company
22 Union Street, North                         10 Commerce Drive
PO Box 228                                     Cranford, NJ  07016
Concord, NC 28026-0228                         (800) 368-5948
(800) 422-4650
                                               SHAREHOLDERS' MEETING
AUDITORS                                       The Hilton at University Place
KPMG LLP                                       8629 J.M. Keynes Drive
Suite 2800                                     Charlotte, NC 28262
Two First Union Center                         (704) 547-7444
Charlotte, NC 28282                            April 27, 1999 at 5:00 p.m.

CORPORATE COUNSEL
Smith Helms Mulliss & Moore, L.L.P.            FORM 10-K
30th Floor                                     Copies of First Charter Corporation's Annual
201 North Tryon Street                         Report to the Securities and Exchange
Charlotte, NC 28202                            Commission, Form 10-K, may be obtained
                                               without charge by writing:
SUBSIDIARIES
First Charter National Bank                    Robert O. Bratton
22 Union Street, North                         Chief Financial Officer
Concord, NC 28025                              First Charter Corporation
                                               PO Box 228
HOME FEDERAL SAVINGS AND LOAN ASSOCIATION      Concord, NC 28026-0228
139 South Tryon Street
Charlotte, NC  28202                           STOCK INFORMATION AND DIVIDENDS

STOCK LISTING                                      First Charter Corporation's common
The NASDAQ National Market                     stock, no par value (the "Common Stock"), is
Symbol: "FCTR"                                 reported on The Nasdaq National Market as a
                                               National Market Security under the symbol
MARKET MAKERS                                  "FCTR". The following table sets forth the
Morgan Stanley Dean Witter                     high and low sales prices for the Common
Interstate/Johnson Lane Corporation            Stock for the periods indicated, as
Legg Mason Wood Walker, Inc.                   reported. The table also sets forth per
Trident Securities                             share cash dividend information for the
Sandler O'Neill & Partners, L.P.               periods indicated (as adjusted for the stock
Wheat First Union                              split). See "Management's Discussion and
                                               Analysis of Financial Condition and Results
                                               of Operations - Capital Resources" contained
                                               elsewhere in this report for a description
                                               of limitations on the ability of the
                                               Corporation to pay dividends.

                                                   As of February 19, 1999, there were
                                               5,213 shareholders of record of the
                                               Corporation's Common Stock.


               QUARTERLY COMMON STOCK PRICE RANGES AND DIVIDENDS


                           1998 (1)                          1997 (1)
--------------------------------------------------------------------------------
   Quarter        High       Low     Dividend        High     Low      Dividend
--------------------------------------------------------------------------------

    First         $26.25   $23.00     $.140         $18.54   $17.71      $.125

    Second         27.00    18.75      .150          24.25    18.13       .125

    Third          25.63    18.38      .150          24.25    22.00       .140

    Fourth         19.50    12.50      .170          26.75    23.50       .140

(1) Represents historical cash dividends declared by First Charter Corporation.

                               1998 ANNUAL REPORT


                           FIRST CHARTER CORPORATION

                                  P.O. Box 228

                       Concord, North Carolina 28026-0228


                                                                           FIRST
                                                                         CHARTER
                                                                     CORPORATION