Form 10-K, Exhibit 13
period 1999-12-31
FIRST CHARTER CORP /NC/
filed 2000-03-30
CIK 717306

                                  EXHIBIT 13.1

                               ANNUAL REPORT 1999


                              EXPECT MORE FROM US



                                    [PHOTO]



                                                                   FIRST CHARTER

TABLE OF CONTENTS

Financial Highlights. . . . . . . . . . . . . . . . . . . . .  1

Letter to our Shareholders. . . . . . . . . . . . . . . . . .  2 - 6

First Charter At A Glance . . . . . . . . . . . . . . . . . .  7

Business Line Review. . . . . . . . . . . . . . . . . . . . .  8 - 13

Strategic Expansion . . . . . . . . . . . . . . . . . . . . .  14 - 15

Community Commitment. . . . . . . . . . . . . . . . . . . . .  16

Financial Information . . . . . . . . . . . . . . . . . . . .  17 - 61

Officers & Directors. . . . . . . . . . . . . . . . . . . . .  62 - 63

Board of Directors. . . . . . . . . . . . . . . . . . . . . .  62

Corporate Information . . . . . . . . . . . . . . . . . . . .  64

Operating Team. . . . . . . . . . . . . . . . . . . . . . . .  65

                    [MAP OF CFBI and FCTR COMBINED FRANCHISE]

                               CORPORATE PROFILE


First Charter Corporation is the holding company for First Charter National Bank. Headquartered in Concord, NC, First Charter has served the financial needs of businesses and individuals in the Charlotte metropolitan region for 112 years. Common stock for First Charter is traded under the symbol "FCTR" on the NASDAQ National Market.


FIRST CHARTER

                   FIRST CHARTER CORPORATION AND SUBSIDIARIES
                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following table sets forth certain selected consolidated financial data concerning First Charter Corporation (the "Corporation") for the five years ended December 31, 1999. All financial data has been adjusted to reflect the acquisition of Bank of Union in 1995, the acquisition of Carolina State Bank in 1997 and the acquisition of HFNC Financial Corp. in 1998, each of which was accounted for as a pooling of interests. Additionally, all per share data has been retroactively adjusted to reflect a 6-for-5 stock split declared in the second quarter of 1997. This information should be read in conjunction with the Management's Discussion and Analysis of Financial Condition and Results of Operations appearing elsewhere in this report, and is qualified in its entirety by reference to the more detailed consolidated financial statements of the Corporation and notes thereto.

                                                                           Years ended December 31,
------------------------------------------------------------------------------------------------------------------
(Dollars in thousands, except per share amounts)            1999        1998         1997          1996       1995
------------------------------------------------------------------------------------------------------------------
INCOME STATEMENT DATA:
     Interest income...............................   $  136,717  $  136,509    $ 123,130    $  116,371  $  98,209
     Interest expense..............................       67,269      70,623       62,827        57,416     47,844
                                                      ------------------------------------------------------------
     Net interest income...........................       69,448      65,886       60,303        58,955     50,365
     Provision for loan losses.....................        3,350       2,376        2,684         1,481      2,328
                                                      ------------------------------------------------------------
     Net interest income after provision for
         loan losses...............................       66,098      63,510       57,619        57,474     48,037
     Noninterest income............................       18,213      13,650       15,082         8,156      7,125
     Noninterest expense (2).......................       45,869      59,166       42,765        39,169     31,817
                                                      ------------------------------------------------------------
     Income before income taxes....................       38,442      17,994       29,936        26,461     23,345
     Income taxes..................................       12,350       8,758       10,765         9,028      7,467
                                                      ------------------------------------------------------------
     Net income....................................   $   26,092   $   9,236    $  19,171     $  17,433  $  15,878
                                                      ============================================================
PER SHARE DATA:
     Basic net income..............................   $     1.45        0.51         1.06          0.95       0.95
     Diluted net income............................         1.45        0.50         1.03          0.94       0.94
     Cash dividends declared (1)...................         0.68        0.61         0.53          0.50       0.43
     Period-end book value.........................        12.96       13.34        12.79         12.25       7.08
BALANCE SHEET DATA (AT PERIOD END):
     Securities available for sale.................   $  342,136  $  331,799    $ 315,565     $ 325,825   $399,694
     Investment securities.........................           --          --           --        13,940      8,959
     Loans, net....................................    1,408,953   1,406,967    1,246,228     1,108,311    913,892
     Allowance for loan losses.....................       17,339      15,554       15,263        14,140     13,552
     Total assets..................................    1,894,317   1,864,357    1,672,641     1,573,177  1,415,368
     Deposits......................................    1,149,512   1,123,035    1,059,262     1,013,696    964,005
     Borrowed funds................................      491,976     469,944      350,079       309,895    124,714
     Total liabilities.............................    1,666,605   1,618,385    1,428,732     1,340,396  1,104,293
     Total shareholders' equity....................      227,712     245,972      243,909       232,781    311,075
RATIOS:
     Net income to average shareholders' equity (2)        11.34%       3.68%        7.47%         6.20%      7.44%
     Net income to average total assets (2)........         1.43        0.52         1.21          1.16       1.34
     Net interest income to average earning assets
         (tax equivalent)..........................         4.21        4.07         4.12          4.23       4.34
     Average loans to average deposits.............       123.74      128.35       107.89        104.68      86.33
     Net loans charged off during period
         to average loans..........................         0.09        0.15         0.16          0.09       0.23

(1)  First Charter Corporation historical cash dividends declared.
(2) Noninterest expense for the years ended 1998, 1997 and 1995 include pretax merger related expenses of $18,192, $3,356 and $1,062, respectively.

SHAREHOLDER LETTER


                                     [PHOTO]


DEAR FELLOW SHAREHOLDERS:

1999 was a year of expecting more and achieving more than we had imagined. We expanded our geographic reach, broadened our service offerings, strengthened our financial performance, significantly grew our core loans and deposits, completed our largest acquisition and launched an intensive company-wide service quality initiative.

The introduction of "Expect More from Us" in early 1999 as our brand advertising signature verbalized the daily commitment each First Charter team member has to exceeding the expectations of each other, our customers, our shareholders and our communities. Far beyond its use in our advertising efforts, "Expect More from Us" is what makes us different.

THE RHYTHM OF LEADERSHIP

A corporate-wide commitment to "expecting more" enables every employee to be a leader, which is central to transforming our work force into an interdependent, internally motivated, enthusiastic team. At First Charter, leadership is a consistent, powerful rhythm throughout the entire organization.

In the last two years, First Charter has endeavored not only to grow its geographic reach, but also to broaden the array of services offered to customers. By doing so, we have entered into a new arena of highly competitive markets and dynamic change. As Group Executive for Service and Chief Financial Officer, Robert O. Bratton has helped steer First Charter through more than 25 years of growth and change. Although Bob and I have 40 years of First Charter experience between us, we realized that to meet the challenges of the future growth would require the broadening of our executive leadership team.

Robert E. James, Jr., joined the executive management team in 1999 as the Group Executive for Sales and Marketing. Drawing on more than 26 years of financial services experience at Centura Bank, Bob is focusing his team on a proactive approach to service and sales. With the addition of more experienced, specialized sales teams and the development of new products, our sales efforts can reach a broader customer base with more customized solutions.

Realizing that our growth and geographic expansion brings many infrastructure challenges, we brought C. Thomas McFarland on board as Group Executive for Technology and Operations. Challenged with keeping us technologically competitive and integrating acquired institutions, Tom brings 19 years of organizational experience with BB&T.

Most recently, Stephen M. Rownd joined the team as Group Executive and Chief Credit Officer bringing us almost 20 years of experience in the financial services industry, most recently at SunTrust. Consistent with our commitment to strong financial performance, Steve will focus on energizing our lending culture by strengthening our loan quality and improving our lending excellence.

                                     [PHOTO]

We also strengthened our business line and staff management teams. In addition to our existing seasoned team members, we hired proven managers in retail sales, commercial sales, mortgage services, insurance, audit, compliance, brokerage and financial management.

Challenged to inspire leadership throughout every aspect of our business, all of our senior managers participate in an intensive leadership development process that focuses on creating a better understanding of their individual styles of leadership. By committing themselves to nurturing and empowering employees on a daily basis, our managers are creating a leadership model that strengthens our ability to respond quickly and surely to changes in the marketplace and capitalizes on the many talents of our First Charter team.

STRATEGIC FOCUS

Leadership is the fuel that propels us toward our strategic focus: First Charter will be the First Choice for Financial Services by our Customers. To achieve our "first choice" goal, we must offer a full spectrum of financial services and deliver these services efficiently and proactively in an environment committed to the highest standards of service quality. The following strategic initiatives are critical to our becoming the "first choice for financial services."

CONTINUING COMMITMENT
TO UNPARALLELED SERVICE

As financial services become more of a commodity, the differentiating factor among competitors is service quality. Throughout our 112-year history, delivering exceptional service to our customers has been the cornerstone of our competitive advantage. Nevertheless, in 1999, while competing banks were deemphasizing the value of face-to-face customer service First Charter launched an intensive, company-wide service quality initiative designed to raise our service from exceptional to extraordinary.

We began by surveying more than 12,000 retail and commercial customers regarding their experience with service at First Charter. We received overwhelmingly high marks in several critical areas, confirming our belief that we consistently deliver outstanding customer service every day. More than 70 percent of our customers stated that they were "very satisfied" with the service they receive at First Charter, which was significantly better than our major competitors.

With these leading scores as our starting point, we launched a company-wide service quality training program. From the Chief Executive, to tellers, to our internal audit staff, every First Charter employee received intensive training in effective customer relations. The training was accomplished in just 90 days. Going forward, each new employee will complete this course during his or her first three months at First Charter.

In 2000, service quality will continue to be at the core of our competitive advantage. Service improvement initiatives are ongoing at First Charter. Cross-functional action teams have been chartered to improve our performance in several areas, including problem resolution and customer communication. We believe the best time to improve service is when you are providing great service already.

FOSTERING AN ENERGETIC AND
PROACTIVE SALES CULTURE

The sales culture at First Charter is empowered by our commitment to service. First Charter approaches every customer interaction with a service mindset, exploring all options thoroughly, and offering each customer a well-planned solution. We believe that the path to a successful sale begins with good service.

In 1999, we strengthened our commercial and retail sales teams by hiring seasoned professionals with exceptional sales records and sophisticated levels of sales experience. In 2000, we will expand and strengthen the skills of our entire sales force through an intensive development program we call ExSEL. Standing for "Extraordinary Sales, Exceptional Leadership," the program capitalizes on our strong commitment to service and the "Expect More from Us" tradition. Developed through a partnership with Cohen Brown, a leading sales training company, ExSEL will be fully implemented in all sales divisions before the end of the year.

SHAREHOLDER LETTER

DEVELOPING AND INTEGRATING
TECHNOLOGICAL ADVANCES

First Charter is constantly evaluating and implementing new technologies to better serve our customers and to operate more efficiently. One trend that we have embraced is the increasing use of digital technology. In 1999, we strengthened our digital infrastructure, which improves our support functions and prepares the way for a number of new computer-based products and services in 2000, like internet banking. In addition, all employees will be able to send and receive email via the internet, which will enhance our effectiveness in communicating with our external service providers.

In 2000 we will be upgrading our core computer system to a high-tech financial operating system that will smoothly accommodate our growth and facilitate the expansion of our product offerings. Along with this change, we will be implementing a new telecommunications system throughout our financial centers to make our voice mail system easier to use and more customer-friendly.

The introduction of a new mobile work force solution will enable our sales team and telecommuting employees to have full access to all relevant First Charter systems anytime and anywhere. So, whether they are with a customer or traveling on business, our employees can have 24-hour access to essential information.

Technology will take center stage in the first quarter of 2001 when we open the First Charter Center. Featuring the latest in computer and telephonic systems, the state-of-the-art facility will seamlessly integrate many facets of our work force.

As most of the world breathed a sigh of relief at midnight on Dec. 31, 1999, we realized that our Y2K preparedness efforts yielded an unexpected bonus. TEAM 2000 touched virtually everyone in the company at one point or another, and required energetic commitment, exceptional organization and company-wide teamwork. Successfully meeting the Y2K challenge taught us new ways to be more responsive and efficient by improving many processes and procedures, including software, systems, communications and crisis planning.

CREATING NEW MARKETS THROUGH CAREFULLY
MANAGED EXPANSION

First Charter has an aggressive, strategically sound growth strategy. 1999 saw the smooth integration of HFNC Financial Corporation, the holding company for Home Federal Savings and Loan Association. The integration was so successful that one of the former Home Federal financial centers led the company in our most recent sales campaign.

In November 1999 we entered into a definitive agreement to acquire Carolina First Bancshares, Inc. This acquisition will effectively expand our reach in the western regions of the state. Carolina First BancShares operates 31 full service financial centers spanning 12 counties. Strengthening our presence in several attractive, high growth markets, such as Lincolnton and Mooresville, enables us to deliver our products and services to an expanded customer base, continue our strong earnings growth and create greater value for our customers and shareholders.

First Charter Insurance Services also expanded into new markets and broadened its customer base through the acquisition of five strong insurance agencies in the last 14 months. First Charter Insurance Services now operates offices in Charlotte, Huntersville, Monroe and Shelby.

                                    [PHOTO]

                                    [PHOTO]


DEEPENING OUR MARKET REACH BY IMPROVING MARKET AWARENESS

1999 brought new milestones in marketing and advertising. We created and launched an integrated brand advertising campaign, effectively communicating our "Expect More from Us" commitment and increasing awareness of First Charter throughout our markets. Using a carefully blended mix of television, newspaper, direct mail and radio, we targeted new and existing customers and encouraged them to find out how First Charter could help them achieve their financial dreams.

In 2000, we will continue to raise awareness of First Charter, constantly differentiating ourselves through our commitment to service quality and always giving more than the customer expects.

A key element to our success will be the effective use of information about our marketplace. In 2000, we will begin development of an enterprise-wide customer information system designed to gain more insight into customer needs and experiences, subsequently enabling us to deliver more customized products and services.

CONSISTENTLY DELIVERING STRONG FINANCIAL PERFORMANCE

1999 proved to be a year of opportunity and marked success in the financial performance of First Charter. We achieved strong revenue increases in our commercial loan, financial management, brokerage and insurance business lines. The leadership of First Charter believes that our operating results are demonstrated more clearly by measuring recurring net income, which principally excludes nonrecurring items such as the effect of costs associated with the completion of mergers and acquisitions, and other times. Recurring net income for the year ended December 31, 1999 amounted to $23.8 million, or $1.32 per diluted share, compared to recurring net income of $22.0 million, or $1.19 per diluted share for the same period in 1998, an increase of 8.0 percent.

Consistent with our determination to build maximum value for our shareholders, the Board of Directors approved a stock repurchase plan in April 1999, through which 994,148 shares were acquired. We believe that our stock continues to be an attractive investment with the potential for continued long-term growth.

Net interest income for the year ended December 31, 1999 increased 5.4 percent to $69.4 million, compared to $65.9 million in the comparable period in 1998. This increase was driven primarily by decreases in the cost of funding. Noninterest income for the year ended December 31, 1999 totaled $18.2 million compared to $13.7 million for the same period in 1998, an increase of 33.4 percent. For comparative purposes, the 1999 results include total gains of $3.5 million from the sales of property and mortgage loans, while the 1998 results included total gains of $2.4 million from the sale of securities and the sale of First Charter's merchant card program. Excluding these items, noninterest income increased 30.1 percent for the year ended December 31, 1999 compared to the same period in 1998.

Noninterest expense for the year ended December 31, 1999 totaled $45.9 million compared to $59.2 million for the same period in 1998. For comparative purposes, the 1998 results included merger costs associated with the acquisition of HFNC Financial Corp. totaling $18.2 million. Excluding the merger costs, noninterest expense for the year ended December 31, 1999 increased 12.0 percent compared to the same period in 1998.

Net loans at December 31, 1999 amounted to $1.4 billion. Although this amount is unchanged from prior periods, it also includes the sale of more than $147 million of 30 year fixed rate mortgages in April 1999. Our goal was to replace a large amount of fixed rate, inflexible assets with variable rate assets during this period of rising interest rates. We accomplished that goal by growing our commercial loan portfolio by $182 million in 1999.

SHAREHOLDER LETTER

At the end of 1999, total shareholders' equity was $227.7 million, which represents a period end equity-to-assets ratio of 12.0 percent. Based on the $14.875 closing price of First Charter Corporation common stock at December 31, 1999, the Corporation had a market capitalization of $261.4 million.

We are committed to being a high performing institution. The three financial strategies of 1999 that will continue into 2000 are: (1) aggressively grow loans and deposits; (2) continue to improve the strength of our balance sheet; and,
(3) increase non-interest fee income from a variety of sources, including brokerage services, asset management and insurance services.

MAINTAINING OUR COMMITMENT TO COMMUNITY

One of our core beliefs is that good business begins in the communities we serve. Knowing that one good act can create an endless ripple effect of benefits for our customers and the community, we adhere to a local market management philosophy: No matter how we grow, we are committed to investing in the communities in which we are privileged to serve.

Throughout this report you will find stories about First Charter employees whose daily commitment to "Expect More from Us" permeates everything they do. Whether it's spending extra time with a customer to make sure the absolutely best solution is found, or giving their time and energy to the communities in which they live, First Charter employees are committed to being involved, helping people as best they can. We believe it's good business to empower and support every employee in their endeavors to be leaders in their jobs, their communities and their families, so that they can, in turn, better support our customers in their endeavors.

THE FUTURE OF LEADERSHIP

Looking to the years ahead at First Charter, I am confident in the abilities and character of our leadership team. Moreover, every employee at First Charter will be encouraged to take a leadership role in fulfilling our commitment to shareholders, customers, and our communities. I believe our future is in good hands and that you can always "Expect More from Us".

Sincerely,

/S/ Lawrence M. Kimbrough

Lawrence M. Kimbrough
President & Chief Executive Officer


                                    [PHOTO]

FIRST CHARTER AT A GLANCE

FIRST CHARGER STRATEGIC FOCUS:

To be the First Choice for Financial Services by our Customers through the efficient and convenient delivery of a wide array of financial services with the best service quality in the market.

CORE OPERATING STRATEGIES

         -        Continuing commitment to unparalleled service
         -        Fostering an energetic and proactive sales culture
         -        Developing and integrating technological advances
         -        Creating new markets through carefully managed expansion
         -        Deepening our market reach by improving market awareness
         -        Consistently delivering strong financial performance
         -        Maintaining our commitment to community

PRODUCT ARRAY

BANKING SERVICES

CONSUMER                              COMMERCIAL

Deposits: Checking, Savings,          Deposits: Checking, Savings,
  CDs & Money Markets                   CDs & Money Markets
Installment Loans                     Loans & Lines of Credit
Credit Cards                          Cash Sweep Accounts
Mortgages &                           Real Estate Loans
  Home Equity Loans

FINANCIAL SERVICES

CONSUMER                              COMMERCIAL

Trust & Investment Management         Retirement Plan Services
Mutual Funds                          Cash Management
Discount & Full-Service Brokerage     Merchant Processing
Financial Planning                    Asset Based Lending
Insurance: Property, Casualty,        Insurance: Property, Casualty,
  Homeowners & Life                      Life & Group Health

                                COMMERCIAL LOANS
                                 (in millions)

                                    [GRAPH]


                                  NET REVENUE
                                 (in millions)

                                    [GRAPH]

                                    DEPOSITS
                                 (in millions)

                                    [GRAPH]

                              BUSINESS LINE REVIEW

The thriving Charlotte metropolitan region has more than 1.6 million potential retail customers and more than 15,000 small to medium-sized businesses. The projected total population growth for 1998 - 2003 for the First Charter markets is a compelling 8.51 percent, compared with 7.17 percent for North Carolina and
4.26 for the United States. This is the dynamic and high growth market before us, and our strategic focus for this attractive landscape of opportunity is to become the First Choice for Financial Services by our Customers.

BUILDING THE FOUNDATION FOR GROWTH

In 1995, First Charter was a community bank intent on accomplishing what no other financial institution of our size was successfully doing - transforming itself into a high-performance, comprehensive financial services company without losing our sense of community. We realized that achieving this goal would take geographic expansion, solid financial health, pro-active sales, the addition of new products, services and technologies, and an unwavering commitment to customer service. Most importantly, we recognized the need to strengthen and broaden the leadership of First Charter. The company we were creating required us not only to further develop the skills of the existing managers, but also to recruit several additional executives needed to help us grow.

Over the years First Charter has built a strong reputation and an extraordinary level of trust among its customers for banking services. However, many of our customers also needed additional financial services, such as insurance or investments, which were often scattered among a variety of providers. Seeing an opportunity to create a convenient, comprehensive solution, we expanded our business lines, adding brokerage and insurance. Through a solutions-driven, internal referral program, we are able to offer customers a seamlessly integrated array of financial services that can be accessed conveniently in person, by phone, through our growing ATM network, and via the internet.

                                  TOTAL ASSETS
                                  (in millions)

                                    [GRAPH]

                                   DIVIDENDS

                                    [GRAPH]



                                    [PHOTO]

BECOMING THE FIRST CHOICE

Today, First Charter is more than a community bank - we are an integrated financial services company with a strong, active commitment to the communities we serve.

We expect to reach our goal of becoming the "First Choice for Financial Services" because we are successfully integrating our service ideals with:

- Pro-Active, Cross-Selling Sales Culture. First Charter will never sell customers products they do not need. However, our goal is to sell them every dollar's worth of products they do need.

         Our sales team does not want any customer to "ask" for a product. The team is dedicated to developing an understanding of a customer's needs and proactively suggesting products that meet those needs. ExSEL, our new sales training and leadership program, is designed to improve the consultative sales skills of our already energetic sales force.

- Management and Team Specialization. By developing experienced and knowledgeable managers throughout the organization and letting them create highly trained employee teams, we can increase our ability to know our customers and deliver more customized products and services to them.

- Investment in Technology. By improving our digital infrastructure, we can support more efficient internal processes and deliver better products to our customers. The introduction of mobile technology solutions for our sales team will enable us to provide up-to-the-minute information in a customer's office or when traveling. New telecommunications and email enhancements allow us to better communicate with internal and external audiences, providing even more responsive service.


                                    [PHOTO]


Carolyn Fritzsche's passion is to make a positive impact on people's lives. As a Help Desk Specialist in Technical Services, she loves her job. She can be found always working to resolve a computer issue promptly and easily, or training new employees on the First Charter office system.

As a member of her community, she is impacting lives through her love of running. In the last five years, Carolyn has run nine marathons to benefit charities that are close to her heart, including the Run for Peace, which benefits a local battered women's shelter and a family crisis center. She has also run several times in the Race for the Cure, which benefits the Leukemia Society.

Despite her hectic training schedule and full-time position, Carolyn is also dedicated to helping those in her professional field. This year she will begin teaching a night class in office systems at a local community college.

"Marathons and education are very similar - they both require strength, commitment, endurance and most of all passion. My passion is to help others achieve their dreams - whether it's a cure for cancer or a college degree," she said.


                                            "Leadership requires genuine concern
                                                  for others and a commitment to
                                          delivering more than what's required."
                                                               Robert O. Bratton
                                             Group Executive for Service and CFO

                                BUSINESS REVIEW


RETAIL FINANCIAL SERVICES

The First Charter Retail Financial Services Division finished 1999 with new leadership by industry veteran Richard A. Manley and eight financial center manager additions. The division had its most successful home equity sales campaign in history, generating more than $23 million in new lines in just two months.

Enhancements to the First Charter call center in 1999 will continue into 2000, including the implementation of our pro-active sales program. Our goal is to transform the call center from an in-bound-only customer service center to a profit center. Experienced customer relationship representatives will contact existing customers, help them evaluate their needs, and offer them solutions that fit their lifestyle and financial situation.

Among the new services created in 1999 was Professional and Executive Banking. This program is designed to provide sophisticated financial services for those affluent business owners and professionals who have more complex financial needs and require a higher level of expertise.

In 2000, First Charter will continue the technological enhancements needed to offer additional service options for our customers, such as Internet banking.


MORTGAGE SERVICES

In 1999, Richard H. Lester joined First Charter to lead our dynamic Mortgage Services Division. We are transforming from a portfolio lender to a secondary market origination source. By rearranging the workflow process to the point where flexibility for the customer is paramount, the customer can now choose from almost 40 different loan program options, and a credit decision can be made in a matter of hours. First Charter also began offering a newly enhanced construction/perm loan in 1999, giving customers a single closing.

The division launched a customer satisfaction tracking process. The results of the benchmark survey were exceptional, with 93 percent of customers saying that they would use First Charter Mortgage Services again. Future survey results will be used to improve the mortgage application process and develop new services.

When First Charter opens a new financial center, our primary goal is to become immersed in that community. We operate not only as a natural part of the business environment, but also as a good corporate citizen, helping businesses and individuals achieve their financial dreams.

Sharon Hanson joined the First Charter team in 1998 as Financial Center Manager for our new Mint Hill location. When she joined First Charter, the financial center only had about four customers per day in the drive thru. Today, more than 700 customers use the drive thru every week. Deposits and loan growth have set records and new customers are added weekly.

The Mint Hill team is actively involved in the local business association and participates in a number of community activities. Sharon and her team organize food drives three or four times a year to help those less fortunate in the community. They also developed an educational and savings account program for more than 100 elementary and secondary students to teach them the importance of sound financial management.

"Our main goal is to make our customers and our community feel like family," Sharon said. "The success of this financial center isn't just mine - it really belongs to my team. Most importantly, it is the community's success."

                                    [PHOTO]


"A real leader practices leadership every day
- at work, at home and in the community."
Robert G. Fox, Jr.
Executive Vice President
and Senior Lending Officer

A number of new mortgage services are planned for 2000, including online mortgage applications and approvals over the Internet. Later in the year, the First Charter website will offer mortgage calculators and links to other useful sites. Our investment in a new mortgage origination system will enable First Charter to offer instant point of sale approvals in many of our financial centers.

COMMERCIAL FINANCIAL SERVICES

The Commercial Sales Division grew significantly in 1999, closing $391 million in new loans and earning more than $1.8 million in fee income related to commercial lending. Sound lending decisions continue to be the bedrock of our performance.

Darren Radson, the division's leader, joined First Charter in 1998 and added six commercial relationship officers to his team in 1999. Based on a philosophy of responsiveness and flexibility, the enhanced sales force prides itself on providing customized solutions with speed and accuracy. The Commercial Sales Division successfully penetrated the Charlotte market in 1999. Targeted growth in North Mecklenburg, Cleveland, Cabarrus and Union counties will be enhanced in 2000 with the addition of the commercial sales force from Carolina First Bancshares, Inc.

Robert G. Fox, Jr., Executive Vice President and Senior Lending Officer, has created a team of seasoned specialists who will focus on our large corporate relationships, correspondent banking and real estate lending.

In 1999 the division began offering a sophisticated, yet flexible, cash management service, which allowed the sales team to target new customers with complex cash management needs.

In 2000, First Charter will introduce a new auto borrow feature on sweep accounts, enabling our sophisticated commercial customers to apply excess funds more effectively.

BROKERAGE SERVICES

Led by industry veteran Phillip Floyd, First Charter Brokerage Services experienced a 42 percent increase in revenues over 1998, primarily due to several very successful promotions and the implementation of effective cross-selling techniques throughout the retail financial centers.

The subsidiary offers both full service and discount brokerage services. In an effort to deliver investment services to a broader segment of our customer base, First Charter will be adding investment counselors to many of our financial centers, launching a new Series 6 platform program, and expanding the Series 7 platform.

                                     [PHOTO]

One of the reasons First Charter is able to deliver prompt and efficient service to customers is because of our employees' emphasis on providing the same level of superior service to each other.

As a Senior Business Analyst for all voice communications at First Charter, Juan King interacts with every department and location within the Company. Whether it's getting a new financial center's communication system up and running in time to serve customers, or working with a fellow employee on the phone to resolve a complicated system error, Juan's motto is, "no problem," and he is not happy until the person he is trying to help is satisfied.

But his commitment to helping others doesn't stop at work. Far from his high tech position at First Charter, Juan is also helping people find hope at a special care facility for elderly patients. Through a program with his church, he regularly spends time with the patients, getting to know them, sharing stories and listening to them talk about their lives.

"Sharing stories and listening to their words of wisdom is an honor to the memory of my grandfather, who took the time to share with me," Juan said. "I visit with the patients because I like to help them learn to smile again. I have never expected anything in return from them, but seeing hope in their eyes gives me more joy than they can ever know."


                          "Effective leadership transcends the local environment
                                  and flows throughout the entire organization."
                                                             C. Thomas McFarland
                                                             Group Executive for
                                                       Technology and Operations

                      [PHOTO "DAVIDSON COLLEGE CREW TEAM"]

FINANCIAL MANAGEMENT GROUP

Revenues from trust services grew 15 percent in 1999 to their highest level in First Charter history. With more than $380 million in assets under management, the Financial Management Group, also led by Phillip M. Floyd, expanded its geographic reach into Charlotte by taking advantage of the newly acquired Home Federal customer base.

The introduction of two new services in 1999 significantly strengthened our capabilities. First Charter introduced a new generation of 401(k) plans with the unveiling of its daily valuation option, which allows the customer to have access to their investment accounts via the Internet. The daily valuation 401(k) plan also offers multiple mutual fund families, allowing a variety of investment choices per account. In 1999,the division also enhanced its custom portfolio services, offering customers even greater flexibility when investing in individual securities.

With the addition of the Carolina First BancShares markets in 2000, First Charter will have the opportunity to cross-sell financial management trust services to many new customers.

INSURANCE SERVICES

In its first full year of operation, First Charter Insurance Services turned in a strong performance, acquiring and integrating five insurance agencies and exceeding their revenue and expense goals. The efforts were spearheaded by Clarkson B. McLean, who joined First Charter in 1998 with 25 years of industry experience.

In 1999, First Charter Insurance Services also expanded its Huntersville agency and enhanced its agency management system to provide better service and improve productivity and efficiency levels.

In 2000, First Charter Insurance Services will expand its product offerings and continue to target books of business and agencies for potential acquisition.

                                     [PHOTO]

Heavy snow days in the Charlotte region are rare. People that actually brave the elements to get to work on a snow day are even more uncommon, especially when the office is officially closed.

Knowing that severely inclement weather can be a common cause of serious house damage and other claims, Joe Trull, the First Charter Insurance Services personal lines manager, decided to try to get to the office to help customers anyway...in his convertible.

Amazingly enough he made it into the office. He immediately began to take calls that were flooding in from anxious customers. One customer had just endured the trauma of a serious house fire, which had left his home demolished and unlivable. Joe tracked down all the necessary parties, including the adjuster who had also been unable to get to work, and helped arrange for temporary accommodations for the homeowner.

Without Joe's dedicated sense of leadership and "Expect More from Me" attitude, one of our valuable customers would have been left out in the cold one bitter winter night, homeless and devastated.


                                  "A true leader has an unwavering commitment to
                                service and the internal motivation to go beyond
                                                              the call of duty."
                                                              Kathleen M. Harris
                                 Senior Vice President for Strategic Initiatives

                              STRATEGIC EXPANSION


FIRST CHARTER WELCOMES CAROLINA FIRST BANCHSARES

In a competitive environment where mergers may fail to fulfill expectations, First Charter has been successful in smoothly integrating acquisitions that have expanded its geographic reach, broadened its customer base and enhanced its value for shareholders.

In November 1999,First Charter entered into a definitive merger agreement with Carolina First BancShares, Inc., the parent company of Lincoln Bank, Cabarrus Bank and Community Bank & Trust. With similar operating philosophies and business cultures, the joining of these two service-minded financial institutions will provide First Charter with a number of significant strategic advantages.

- With 31 branch offices spanning a 12 county region, Carolina First BancShares offers First Charter a solid springboard for growth and an opportunity to meet customers' needs wherever they live, work and play. Following the merger, these customers will have access to additional products, including: insurance, brokerage, financial management and sophisticated commercial banking services.

- The strong financial performance and market share growth of Carolina First BancShares will further strengthen the First Charter loan and deposit portfolios and balance sheet.

- Carolina First BancShares has a strong leadership team that offers First Charter a wealth of experience and a commitment to excellence.

- The outstanding reputation for quality service enjoyed by the Carolina First BancShares family of banks is closely aligned with the strategic focus of First Charter to be the First Choice for Financial Services by our Customers.

- With overlapping franchises, a number of synergies are expected once the merger is completed. In addition, the larger critical mass of the new combined organization will enable us to continue our investment in personnel and technology.

- The deep commitment of the Carolina First BancShares team to community involvement and local market management is a natural fit with the First Charter tradition of "Expect More from Us."


  [PHOTO OF JAMES E. BURT, III, RONNIE D. BLANTON, JAN H. HOLLAR, JIM R. BEAM, RONALD D. SMITH]
    The Carolina First BancShares Executive Leadership Team

 "The merger with First Charter will give our customers a variety of benefits, including a more extensive network of branches and ATMs, full service telephone banking, and a broader array of financial services to meet their needs. We are excited about the opportunities that will result from the merger of our two companies and confident that our employees and shareholders will recognize the advantages brought by First Charter's depth of management, commitment to exceptional service quality and marketplace momentum."


                                                             James E. Burt, III
                                                              President and CEO
                                                      Carolina First BancShares


                     [PHOTO OF DAVIDSON COLLEGE CREW TEAM]

                            COMMITMENT TO COMMUNITY

OUR COMMUNITIES CAN EXPECT MORE FROM US


Community. It means more than a place to us. At First Charter, we adhere to a local market management philosophy, which means no matter how we grow, we are committed to investing in the communities in which we are privileged to serve.

For us, "investing" means more than financial contributions as a corporation. In fact, many times it is the commitment our employees have to giving that extra time, extra energy and an extra hand to a local charity or community organization.

We believe that being involved in a community helps us better understand the needs and dreams of the people in that community, and enables us to serve them more effectively. "Expect More From Us" means bringing more than sound financial solutions to businesses and individuals, it means working side-by-side with our neighbors and friends to help make our communities healthier, stronger and safer places to live and work.

                                    [PHOTO]

On a very cold day, more than 200 First Charter employees and their family members turned out for the recent Juvenile Diabetes Foundation annual walk-a-thon to raise funds for a cure, forming a sea of red sweatshirts and smiling faces.

                          INDEPENDENT AUDITORS' REPORT



The Board of Directors
First Charter Corporation

We have audited the accompanying consolidated balance sheets of First Charter Corporation and subsidiaries (the "Company") as of December 31, 1999 and 1998, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Charter Corporation and subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1999, in conformity with generally accepted accounting principles.


                                                      KPMG LLP

Charlotte, North Carolina
January 18, 2000

                   FIRST CHARTER CORPORATION AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS


                                                                                  December 31,
--------------------------------------------------------------------------------------------------------
(Dollars in thousands)                                                       1999                   1998
--------------------------------------------------------------------------------------------------------
ASSETS
Cash and due from banks......................................        $     59,967           $     41,884
Federal funds sold...........................................                 665                  6,402
Interest bearing bank deposits...............................               1,995                 11,713
                                                                     -----------------------------------
     Cash and cash equivalents...............................              62,627                 59,999
Securities available for sale, cost of  $349,124 in 1999
     and $321,357 in 1998....................................             342,136                331,799
Loans........................................................           1,426,495              1,422,676
     Less: Unearned income...................................                (203)                  (155)
           Allowance for loan losses.........................             (17,339)               (15,554)
                                                                     -----------------------------------
     Loans, net..............................................           1,408,953              1,406,967
                                                                     -----------------------------------
Premises and equipment, net..................................              43,592                 30,603
Other assets.................................................              37,009                 34,989
                                                                     -----------------------------------
         Total assets........................................        $  1,894,317           $  1,864,357
                                                                     ===================================


LIABILITIES AND SHAREHOLDERS' EQUITY Deposits, domestic:
     Noninterest bearing demand..............................        $    130,613           $    119,519
     Interest bearing........................................           1,018,899              1,003,516
                                                                     -----------------------------------
         Total deposits......................................           1,149,512              1,123,035
Other borrowings.............................................             491,976                469,944
Other liabilities............................................              25,117                 25,406
                                                                     -----------------------------------
         Total liabilities...................................        $  1,666,605           $  1,618,385
                                                                     ===================================

Shareholders' equity:
Common stock - no par value; authorized: 50,000,000 shares;
     issued and outstanding: 17,571,729 shares in 1999 and
     18,442,202 shares in 1998...............................        $     99,905           $    121,416
Retained earnings............................................             132,053                118,078
Accumulated other comprehensive income:
     Unrealized gains (losses) on securities available for
         sale, net...........................................              (4,246)                 6,478
                                                                     -----------------------------------
         Total shareholders' equity..........................             227,712                245,972
                                                                     -----------------------------------
         Total liabilities and shareholders' equity..........        $  1,894,317           $  1,864,357
                                                                     ===================================


See accompanying notes to consolidated financial statements.

                   FIRST CHARTER CORPORATION AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF INCOME

                                                                           Years Ended December 31,
---------------------------------------------------------------------------------------------------------------
(Dollars in thousands, except share and per share amounts)             1999              1998              1997
---------------------------------------------------------------------------------------------------------------
Interest income:
     Loans................................................    $     116,834     $     116,376     $     100,921
     Federal funds sold...................................              129             1,026             1,012
     Interest bearing bank deposits.......................              274               201               795
     Securities available for sale........................           19,480            18,906            19,581
     Investment securities held to maturity...............               --                --               821
                                                              -------------------------------------------------
         Total interest income............................          136,717           136,509           123,130
                                                              -------------------------------------------------
Interest expense:
     Deposits ............................................           44,371            46,141            46,332
     Federal funds purchased and securities
         sold under agreements to repurchase..............            1,571             6,957             7,689
     Federal Home Loan Bank and other borrowings..........           21,327            17,525             8,806
                                                              -------------------------------------------------
         Total interest expense...........................           67,269            70,623            62,827
                                                              -------------------------------------------------
                  Net interest income.....................           69,448            65,886            60,303
Provision for loan losses.................................            3,350             2,376             2,684
                                                              -------------------------------------------------
     Net interest income after provision for loan losses..           66,098            63,510            57,619
                                                              -------------------------------------------------
Noninterest income:
     Trust income.........................................            2,303             2,006             1,901
     Service charges on deposit accounts..................            4,929             4,320             4,116
     Insurance and other commissions......................            4,871             1,121               959
     Securities available for sale transactions, net......            1,158             2,222             5,694
     Gain on sale of loans................................            1,757                --                --
     Gain on sale of properties...........................            1,752                --                --
     Other................................................            1,443             3,981             2,412
                                                              -------------------------------------------------
         Total noninterest income.........................           18,213            13,650            15,082
                                                              -------------------------------------------------
Noninterest expense:
     Salaries and fringe benefits.........................           24,057            22,904            21,721
     Occupancy and equipment..............................            7,570             6,205             5,436
     Restructuring and merger-related costs...............               --            18,192             3,356
     Other ...............................................           14,242            11,865            12,252
                                                              -------------------------------------------------
         Total noninterest expense........................           45,869            59,166            42,765
                                                              -------------------------------------------------
              Income before income taxes .................           38,442            17,994            29,936
Income taxes..............................................           12,350             8,758            10,765
                                                              -------------------------------------------------
         Net income.......................................    $      26,092     $       9,236     $      19,171
                                                              =================================================
Net income per share:
         Basic............................................    $        1.45     $        0.51     $        1.06
         Diluted..........................................    $        1.45     $        0.50     $        1.03
Weighted average shares:
         Basic............................................       17,985,960        18,273,281        18,154,131
         Diluted..........................................       18,053,064        18,571,805        18,697,448


See accompanying notes to consolidated financial statements.

                   FIRST CHARTER CORPORATION AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                                               Unearned
                                                                                               ESOP and      Accumulated
                                                         Common Stock                          Unvested            Other
                                                         ------------             Retained   Restricted    Comprehensive
(Dollars in thousands)                              Shares          Amount        Earnings        Stock           Income      Total
-----------------------------------------------------------------------------------------------------------------------------------
 Balance, December 31, 1996..................   18,451,651      $  139,050      $  111,230    $ (23,138)       $  5,639    $232,781
 Comprehensive income:
     Net income for 1997.....................           --              --          19,171           --              --      19,171
     Unrealized gain on securities available
       for sale, net.........................           --              --              --           --           1,249       1,249
          Total comprehensive income.........                                                                                20,420
 Cash dividends..............................           --         (78,918)         (8,619)          --              --     (87,537)
 Purchase and retirement of common stock.....      (64,118)         (1,126)           (194)          --              --      (1,320)
 Purchase of shares by ESOP and restricted
     stock trust.............................           --              --              --      (17,707)             --     (17,707)
 Shares released from ESOP and restricted
     stock trusts............................           --             332              --        4,873              --       5,205
 Stock options exercised and Dividend
     Reinvestment Plan stock issued..........       69,560           1,263              17           --              --       1,280
 Pre-merger transactions of pooled bank......      611,205             467              --           --              --         467
 Equity adjustment to conform fiscal periods.           --          78,644          (1,706)      14,738          (1,356)     90,320
                                                -----------------------------------------------------------------------------------
 Balance, December 31, 1997..................   19,068,298         139,712         119,899      (21,234)          5,532     243,909
 Comprehensive income:
     Net income for 1998.....................           --              --           9,236           --              --       9,236
     Unrealized gain on securities available
       for sale, net.........................           --              --              --           --             946         946
          Total comprehensive income.........                                                                                10,182
 Cash dividends .............................           --              --         (11,057)          --              --     (11,057)
 Purchase and retirement of common stock ....     (759,650)        (18,074)             --           --              --     (18,074)
 Shares released from ESOP and restricted
     stock trusts............................      (51,072)         (3,407)             --       21,234              --      17,827
 Shares issued for business acquisition......       60,843           1,057              --           --              --       1,057
 Stock options exercised and Dividend
     Reinvestment Plan stock issued..........      123,783           2,128              --           --              --       2,128
                                                -----------------------------------------------------------------------------------
 Balance, December 31, 1998..................   18,442,202         121,416         118,078           --           6,478     245,972
 Comprehensive income:
     Net income for 1999.....................           --              --          26,092           --              --      26,092
     Unrealized loss on securities available
       for sale, net.........................           --              --              --           --         (10,724)    (10,724)
          Total comprehensive income.........                                                                                15,368
 Cash dividends .............................           --              --         (12,117)          --              --     (12,117)
 Shares issued for business acquisition......       68,551           1,273              --           --              --       1,273
 Purchase and retirement of common stock.....     (994,148)        (23,388)             --           --              --     (23,388)
 Stock options exercised and Dividend
     Reinvestment Plan stock issued..........       55,124             604              --           --              --         604
                                                -----------------------------------------------------------------------------------
 Balance, December 31, 1999..................   17,571,729      $   99,905      $  132,053    $      --        $ (4,246)   $227,712
                                                ===================================================================================


          See accompanying notes to consolidated financial statements.

                   FIRST CHARTER CORPORATION AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                Years Ended December 31,
---------------------------------------------------------------------------------------------------------------
(Dollars in thousands)                                                  1999              1998             1997
---------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income.................................................    $   26,092       $     9,236      $    19,171
   Adjustments to reconcile net income to net
     cash provided by operating activities:
       Provision for loan losses..............................         3,350             2,376            2,684
       Depreciation and amortization..........................         4,237             3,167            2,611
       Premium amortization, net..............................           146               295              119
       Net gain on securities available for sale transactions.        (1,158)           (2,222)           (5,694)
       Amortization of unearned stock compensation............            --            17,827            5,205
       Net gain on sale of other real estate..................          (597)             (621)            (104)
       Net (gain) loss on sale of premises and equipment......        (1,777)               98              (12)
       Origination of mortgage loans held for sale............       (55,911)          (85,698)         (11,843)
       Proceeds from sale of mortgage loans held for sale.....        63,926            79,925           10,671
       Decrease (increase) in other assets....................         6,220            (8,027)          (2,782)
       Increase (decrease) in other liabilities...............          (289)            6,015            2,665
                                                                  ---------------------------------------------
           Net cash provided by operating activities..........        44,239            22,371           22,691
                                                                  ---------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES:
   Proceeds from sales of securities available for sale.......        20,816            29,186          155,917
   Proceeds from maturities and issuer calls of
       investment securities held to maturity.................            --                --            1,500
   Proceeds from maturities of securities available for sale..        40,123            94,269           59,433
   Purchase of investment securities held to maturity.........            --                --           (1,813)
   Purchase of securities available for sale..................       (87,692)         (136,356)        (113,673)
   Net increase in loans......................................      (161,561)         (160,978)        (205,633)
   Proceeds from sales of other real estate...................         3,692             4,919            1,655
   Proceeds from sales of premises and equipment..............         3,020               102              254
   Proceeds from sale of loans................................       144,855                --               --
   Purchase of premises and equipment.........................       (18,471)           (8,879)          (5,863)
                                                                  ---------------------------------------------
       Net cash used by investing activities..................       (55,218)         (177,737)        (108,223)
                                                                  ---------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES:
   Net increase in demand, money market, and savings accounts.        31,279            69,627           41,466
   Net increase (decrease) in certificates of deposit.........        (4,802)           (5,854)           3,987
   Net increase in securities sold under repurchase
       agreements and other borrowings........................        22,031           119,865          120,183
Purchase and retirement of common stock.......................       (23,388)          (18,074)          (1,320)
   Proceeds from issuance of common stock.....................           604             2,128            1,280
   Pre-merger transactions of pooled bank.....................            --                --              467
   Purchase of shares by ESOP and restricted stock trust......            --                --          (17,707)
   Dividends paid.............................................       (12,117)          (11,057)         (87,537)
                                                                  ---------------------------------------------
       Net cash provided by financing activities..............        13,607           156,635           60,819
                                                                  ---------------------------------------------
       Net increase (decrease) in cash and cash equivalents...         2,628             1,269          (24,713)
       Cash and cash equivalents at beginning of period.......        59,999            58,730           83,443
                                                                  ---------------------------------------------
       Cash and cash equivalents at end of period.............    $   62,627       $    59,999      $    58,730
                                                                  =============================================
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
   Cash paid during the year for:
       Interest...............................................    $   65,413       $    70,255      $    58,159
                                                                  =============================================
       Income taxes...........................................    $    4,898       $    11,079      $     9,199
                                                                  =============================================

SUPPLEMENTAL DISCLOSURE OF NON-CASH TRANSACTIONS:
   Transfers of loans and premises and equipment
       to other real estate owned.............................    $    3,354       $     4,602      $     3,445
                                                                  =============================================
   Investment securities transferred to available for sale
       following business combination.........................    $       --       $        --      $    13,491
                                                                  =============================================
   Unrealized gain (loss) in value of securities available
       for sale, net of taxes.................................    $  (10,724)      $       946      $     1,249
                                                                  =============================================
   Issuance of stock for business acquisition.................    $    1,273       $     1,057      $        --
                                                                  =============================================

See accompanying notes to consolidated financial statements.

                   FIRST CHARTER CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1999, 1998 AND 1997

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The following is a description of the more significant accounting and reporting policies which First Charter Corporation (the "Corporation") and its subsidiary, First Charter National Bank ("FCNB" or the "Bank"), follow in preparing and presenting their consolidated financial statements. The consolidated financial statements have been prepared in conformity with generally accepted accounting principles.

     (a) Consolidation - The accompanying consolidated financial statements include the accounts of the Corporation and its wholly-owned subsidiary, FCNB. In addition, through its subsidiary First Charter Brokerage Services, the Bank offers discount brokerage services, insurance and annuity sales and financial planning services pursuant to a third party arrangement with UVEST Investment Services. The Bank also operates three other subsidiaries: First Charter Insurance Services, Inc., First Charter Realty Investment, Inc., and FCNB Real Estate, Inc. First Charter Insurance Services, Inc. is a North Carolina corporation formed to meet the insurance needs of businesses and individuals throughout the Charlotte metropolitan area. First Charter Realty Investment, Inc. is a Delaware corporation organized as a holding company for FCNB Real Estate, Inc., a real estate investment trust organized in North Carolina. In consolidation, all significant intercompany accounts and transactions have been eliminated. Certain amounts reported in prior years have been reclassified to conform with current year presentation. The reclassifications have no effect on shareholders' equity or net income as previously reported.

     (b) Business - The Bank, either directly or through its subsidiaries, provides businesses and individuals a broad range of financial services, including banking, comprehensive financial planning, funds management, investments, insurance, mortgages and a full array of employee benefit programs. The Bank is a regional financial services company with assets of $1.9 billion operating 33 financial centers and 71 ATMs located in six counties throughout the greater Charlotte metropolitan area.

     (c) Securities - The Corporation classifies securities as trading, available-for-sale or held-to-maturity based on management's intent at the date of purchase. For all periods presented, all of the Corporation's securities are categorized as available-for-sale and, accordingly, are reported at fair value, based on quoted market prices, with any unrealized gains or losses, net of taxes, reflected as an element of accumulated other comprehensive income. The Corporation intends to hold these available-for-sale securities for an indefinite period of time, but may sell them prior to maturity in response to changes in interest rates, changes in prepayment risk, changes in the liquidity needs of the Bank, and other factors. Securities on which there is an unrealized loss that is deemed to be other-than-temporary are written down to fair value with the write-down treated as a realized loss in the consolidated statement of income.

     Gains and losses on sales of securities are recognized when realized at trade date on a specific identification basis. Premiums and discounts are amortized into interest income using a level yield method.

     (d) Loans - Loans are carried at their principal amount outstanding. Interest income is recorded as earned on an accrual basis. The determination to discontinue the accrual of interest is based on a review of each loan. Generally, interest is discontinued on loans 90 days past due as to principal or interest unless in management's opinion collection of both principal and interest is assured by way of collateralization, guarantees or other security and the loan is in the process of collection. Loans are returned to accrual status when management determines, based on an evaluation of the underlying collateral together with the borrower's payment record and financial condition, that the borrower has the ability and intent to meet the contractual obligations of the loan agreement.

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

     Allowances for loan losses related to loans that are identified as impaired in accordance with the impairment policy set forth above are based on discounted cash flows using the loans' initial interest rates or the fair value of the collateral if the loans are collateral dependent. Large groups of smaller-balance, homogenous loans that are collectively evaluated for impairment (residential mortgage and consumer installment loans) are excluded from this impairment evaluation and their allowance is calculated in accordance with the allowance for loan losses policy discussed above.

     Management considers the December 31, 1999 allowance for loan losses adequate to cover inherent losses in the Bank's loan portfolio. Management believes it has established the allowance in accordance with generally accepted accounting principles and in consideration of the current economic environment. While Management uses the best information available to make evaluations, future additions to the allowance may be necessary based on changes in economic and other conditions. Additionally, various regulatory agencies, as an integral part of their examination process, periodically review the Banks' allowances for loan losses. Such agencies may require the recognition of adjustments to the allowance based on their judgments of information available to them at the time of their examinations.

     Mortgage loans held for sale are valued at the lower of cost or market as determined by outstanding commitments from investors or current investor yield requirements, calculated on an aggregate loan basis.

     (e) Servicing Rights - Servicing rights are periodically evaluated for impairment based on their fair value where fair value is estimated based on market prices for similar assets and on the discounted estimated future value of net cash flows based on market consensus loan prepayment estimates, historical prepayment rates, interest rates and other economic factors. For purposes of impairment evaluation, the servicing assets are stratified based on predominant risk characteristics of the underlying loans, including loan type (conventional or government), and note rate.

     (f) Loan Fees and Costs - Nonrefundable loan fees and certain direct costs associated with originating or acquiring loans are deferred and recognized over the contractual life of the related loans as an adjustment to interest income.

     (g) Premises and Equipment - Premises and equipment are stated at cost, less accumulated depreciation. Depreciation and amortization of premises and equipment are computed using the straight-line method over the estimated useful lives. Useful lives range from three to ten years for furniture and equipment, from fifteen to fifty years for buildings and over the terms of the respective leases for leasehold improvements.

     (h) Foreclosed Properties - Foreclosed properties are included in other assets and represent real estate acquired through foreclosure or deed in lieu thereof and are carried at the lower of cost or fair value, less estimated costs to sell. Generally the fair values of such properties are evaluated annually and the carrying value, if greater than the estimated fair value less costs to sell, is adjusted with a charge to income.

     (i) Income Taxes - Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

     (j) Cash and Cash Equivalents - For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks and federal funds sold. Generally, federal funds are sold for one-day periods.

     (k) Net Income Per Share - Basic net income per share is computed by dividing net income by the weighted average number of shares of common stock outstanding for the year. Diluted net income per share reflects the potential dilution that could occur if the Corporation's potential common stock and contingently issuable shares, which consist of dilutive stock options and restricted stock, were issued. Unallocated shares associated with an Employee Stock Ownership Plan established by Home Federal (See Note 14) are excluded from weighted average shares outstanding for purposes of computing basic and diluted earnings per share. The numerators of the basic net income per share computations are the same as the numerators of the diluted net income per share computations for all periods presented. A reconciliation of the denominator of the basic EPS computations to the denominator of the diluted EPS computations is as follows:

                                                                       Years Ended December 31,
                                                     ---------------------------------------------------------
                                                          1999                    1998                    1997
                                                     ---------------------------------------------------------
   Basic EPS denominator - weighted average
         number of common shares outstanding.....    17,985,960             18,273,281              18,154,131
     Dilutive effect of assumed exercise of
         stock options...........................        67,104                100,355                 208,969
     Dilutive effect of restricted stock assumed
         to be issued............................           -                  198,169                 334,348
                                                     ---------------------------------------------------------
   Diluted EPS denominator.......................    18,053,064             18,571,805              18,697,448
                                                     =========================================================

     (l) Dividends Per Share - Dividends declared by the Corporation were $0.68 per share, $0.61 per share and $0.53 per share for the years ended December 31, 1999, 1998 and 1997, respectively. Dividends declared by HFNC were $0.24 per share and $5.28 per share for the years ended December 31, 1998 and 1997, as adjusted to conform to the Corporation's December 31 fiscal year-end. Dividends declared by HFNC in the year ended December 31, 1997 included a special distribution of $5.00 per share to HFNC shareholders, substantially all of which was deemed to represent a return of capital to shareholders.

     (m) Stock-Based Compensation - The Corporation accounts for stock-based compensation under the provisions of Accounting Principles Board Opinion No. 25. The pro forma impact on net income and net income per share as if the fair value of stock-based compensation plans had been recorded as a component of compensation expense in the consolidated financial statements as of the date of grant of awards related to such plans, pursuant to the provisions of the Statement of Financial Accounting Standards No. 123 "Accounting for Stock Based Compensation" is disclosed in Note 14.

     (n) Comprehensive Income - Comprehensive income includes net income and all non-owner changes to the Corporation's equity. The Corporation's only component of other comprehensive income is the change in unrealized gains and losses on available-for-sale securities.

     The Corporation's total comprehensive income for the years ended December 31, 1999, 1998, and 1997 was $15,368,000, $10,182,000 and $20,420,000,
respectively. Information concerning the Corporation's other comprehensive income for the years ended December 31, 1999, 1998, and 1997 is as follows:

(Dollars in thousands)                                     Years Ended December 31,
                                               -----------------------------------------
                                                   1999            1998             1997
                                               -----------------------------------------
Unrealized holding gains (losses) arising
   during the period                           $(15,340)        $ 3,621          $ 7,615
    Less: tax expense (benefit) on holding
     gains (losses) arising during the period     5,369          (1,231)          (2,665)
                                               -----------------------------------------
                                                 (9,971)          2,390            4,950
                                               -----------------------------------------
Less: reclassification adjustment for realized
   gains included in net income.............      1,158           2,222            5,694
    Less: tax expense on realized gains.....       (405)           (778)          (1,993)
                                               -----------------------------------------
                                                    753           1,444            3,701
                                               -----------------------------------------
Other comprehensive income (loss)...........   $(10,724)        $   946          $ 1,249
                                               -----------------------------------------

     (o) Segment Reporting - Prior to 1999, the Corporation had two reportable segments: a bank and trust company (FCNB) and a savings and loan association (Home Federal). FCNB offers a full array of financial services to business and individual customers, with its loan products consisting predominately of short-term business and individual loans. Home Federal had traditionally offered a more limited group of loan and deposit products to individuals, consisting primarily of mortgage loans and savings accounts. Home Federal was acquired through the Company's merger with Home Federal's holding company, HFNC Financial Corp., on September 30, 1998 (See Note 2), and was operated as a separate entity. With the March 1999 completion of the integration of Home Federal into FCNB, the Corporation ceased having two separate reportable segments. Therefore, for 1999, the Corporation only has one reportable segment, FCNB.

During 1998 and 1997, the FCNB and Home Federal segments had no significant intercompany transactions. Both segments operated within the greater Charlotte metropolitan area, and the accounting policies of both segments were the same as those described herein. The Corporation's chief operating decision maker evaluated the segments separately based on earnings from interest earning assets, the cost of interest bearing liabilities, noninterest sources of income and expense, as well as total segment profitability.

     Information regarding the reportable segments' separate results of operations and segment assets is illustrated in the following tables:

                                                                         1999
                                                     -----------------------------------------
(Dollars in thousands)                                   FCNB           OTHER(1)        TOTALS
                                                     -----------------------------------------

Total interest income............................    $  136,385   $         332     $  136,717
Total interest expense...........................        67,216              53         67,269
                                                     -----------------------------------------
Net interest income..............................        69,169             279         69,448
Provision for loan losses........................         3,350               -          3,350
Total noninterest income.........................        17,151           1,062         18,213
Total noninterest expense........................        45,779              90         45,869
                                                     -----------------------------------------
Net income before income taxes...................        37,191           1,251         38,442
Income taxes.....................................        11,950             400         12,350
                                                     -----------------------------------------
Net income.......................................    $   25,241   $         851     $   26,092
                                                     =========================================
Total loans, net.................................    $1,408,953   $           -     $1,408,953
Total assets.....................................     1,874,931          19,386      1,894,317

                                                                             1998
                                                     -----------------------------------------------------------
                                                                          Home
(Dollars in thousands)                                      FCNB         Federal        Other(1)          Totals
                                                     -----------------------------------------------------------
Total interest income............................    $    61,156     $    75,004     $      349    $     136,509
Total interest expense...........................         26,707          43,852             64           70,623
                                                     -----------------------------------------------------------
Net interest income..............................         34,449          31,152            285           65,886
Provision for loan losses........................          2,300              76             -             2,376
Total noninterest income.........................         10,590           2,552            508           13,650
Total noninterest expense........................         27,825          27,506          3,835           59,166
                                                     -----------------------------------------------------------
Net income before income taxes...................         14,914           6,122         (3,042)          17,994
Income taxes.....................................          4,318           4,845           (405)           8,758
                                                     -----------------------------------------------------------
Net income.......................................    $    10,596     $     1,277     $   (2,637)   $       9,236
                                                     ===========================================================
Total loans, net.................................    $   586,342     $   820,625     $       -     $   1,406,967
Total assets.....................................        848,587         996,476         19,294        1,864,357

                                                                             1997
                                                     -----------------------------------------------------------
                                                                          Home
(Dollars in thousands)                                      FCNB         Federal        Other(1)          Totals
                                                     -----------------------------------------------------------

Total interest income............................    $    55,869     $    67,176     $       85    $     123,130
Total interest expense...........................         24,788          38,076            (37)          62,827
                                                     -----------------------------------------------------------
Net interest income..............................         31,081          29,100            122           60,303
Provision for loan losses........................          2,702             (18)            -             2,684
Total noninterest income.........................         10,141           5,630           (689)          15,082
Total noninterest expense........................         27,037          17,124         (1,396)          42,765
                                                     -----------------------------------------------------------
Net income before income taxes...................         11,483          17,624            829           29,936
Income taxes.....................................          3,660           6,855            250           10,765
                                                     -----------------------------------------------------------
Net income.......................................    $     7,823     $    10,769     $      579    $      19,171
                                                     -----------------------------------------------------------

Total loans, net.................................    $   515,799     $   730,429     $       -     $   1,246,228
Total assets.....................................    $   752,151     $   910,947     $    9,543    $   1,672,641

     (1) Included in "other" are revenues, expenses and assets of the parent company.

(2) MERGERS

     (a) Carolina First BancShares, Inc. The Corporation and Carolina First BancShares, Inc. ("CFBI") entered into a definitive agreement and plan of merger (the "Merger Agreement") dated as of November 7, 1999. As of December 31, 1999, CFBI had total assets of $768.1 million. Under the terms of the agreement, CFBI will be merged into the Corporation and each CFBI shareholder will receive 2.267 shares of the Corporation's common stock for each share of CFBI common stock. Subject to certain conditions, including the approval of both companies' shareholders and applicable regulatory authorities, the merger is expected to close no later than the second quarter of 2000. The transaction is intended to be tax-free to the shareholders of CFBI and will be accounted for as a pooling-of-interests. As of December 31, 1999, the Corporation held 157,215 shares of CFBI representing 2.62% of CFBI outstanding stock. This investment is reflected at a market value of $4.9 million which represents a $2.5 million increase over cost.

     (b) HFNC Financial Corp. On May 17, 1998, the Corporation entered into an Agreement and Plan of Merger with HFNC, pursuant to which HFNC merged with and into the Corporation (the "HFNC Merger"). On September 30, 1998, the Merger was completed and was accounted for as a pooling of interests. Accordingly, all current and prior periods' financial statements have been restated to combine the accounts of HFNC with those of the corporation. The accompanying consolidated financial statements have been restated to include the effects of this merger for all periods presented. HFNC's fiscal period was conformed from its June 30 year-end to the December 31 year-end of the Corporation for the preparation of the 1998 and 1997 consolidated financial statements.

     As of September 30, 1998, there were 16,949,000 shares of HFNC common stock outstanding. Each share of HFNC common stock was converted into 0.57 shares of the Corporation's common stock.

     HFNC, a North Carolina corporation, was a unitary holding company organized in August 1995 in connection with the conversion of Home Federal Savings and Loan Association ("Home Federal") from mutual to stock form (the "Conversion"). The Conversion was effected on December 28, 1995, at which time Home Federal converted to a federal stock savings and loan association and became a wholly owned subsidiary of HFNC. Home Federal conducted its business from its main office, eight branch offices, and a loan origination office, all located in Mecklenburg County, North Carolina. During 1999, Home Federal was merged with and into First Charter National Bank. At September 30, 1998, HFNC had total consolidated assets of approximately $1.03 billion, total consolidated loans of approximately $819.5 million, total consolidated deposits of approximately $437.3 million, and total consolidated shareholders' equity of $174.2 million. In the third quarter of 1998, the Corporation recognized approximately $17.6 million of costs associated with the acquisition of HFNC. The primary components of these merger-related expenses were transaction and professional expenses and various severance-related obligations. With the exception of certain accrued retirement payments for former executives of HFNC, there are no remaining accrued liabilities associated with these charges at December 31, 1999.

     (c) Carolina State Bank. On August 15, 1997, the Corporation entered into an Agreement and Plan of Merger with CSB, pursuant to which CSB merged with and into FCNB (the "CSB Merger"). On December 22, 1997, the CSB Merger was completed and was accounted for as a pooling of interests. As of December 22, 1997, there were 1,663,992 shares of CSB common stock outstanding. Each share of CSB common stock was converted into 1.023 shares of the Corporation's common stock.

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

     Reclassifications of certain amounts in the previously issued consolidated financial statements have been made to conform to the financial statement presentation for 1999. Such reclassifications had no effect on the net income or shareholders' equity of the combined entity as previously reported.

(4) SECURITIES AVAILABLE FOR SALE

     Securities available for sale at December 31, 1999 and 1998 are summarized as follows:

                                                                                    1999
                                                     ---------------------------------------------------------------
                                                                               GROSS         GROSS
(Dollars in thousands)                                    AMORTIZED       UNREALIZED    UNREALIZED              FAIR
                                                               COST            GAINS        LOSSES             VALUE
                                                     ---------------------------------------------------------------
U.S. GOVERNMENT OBLIGATIONS......................    $        6,003     $         13   $        --   $         6,016
U.S. GOVERNMENT AGENCY OBLIGATIONS...............           176,728               --         7,971           168,757
MORTGAGE-BACKED SECURITIES.......................            39,104               99           386            38,817
STATE, COUNTY AND MUNICIPAL OBLIGATIONS..........            89,870              472         1,892            88,450
EQUITY SECURITIES................................            37,419            3,423           746            40,096
                                                     ---------------------------------------------------------------
     TOTAL.......................................    $      349,124     $      4,007   $    10,995   $       342,136
                                                     ===============================================================

                                                                                    1998
                                                     ---------------------------------------------------------------
                                                                               Gross         Gross
(Dollars in thousands)                                    Amortized       Unrealized    Unrealized              Fair
                                                               Cost            Gains        Losses             Value
                                                     ---------------------------------------------------------------
U.S. government obligations......................    $       10,021     $        184   $        --   $        10,205
U.S. government agency obligations...............           153,915            1,093           355           154,653
Mortgage-backed securities.......................            35,697              539            36            36,200
State, county and municipal obligations..........            94,016            3,484            65            97,435
Equity securities................................            27,708            5,656            58            33,306
                                                     ---------------------------------------------------------------
     Total.......................................    $      321,357     $     10,956   $       514   $       331,799
                                                     ===============================================================


     A schedule of debt securities by contractual maturity at December 31, 1999 is shown below on an amortized cost basis and on a fair value basis. Actual maturities could differ from contractual maturities due to call or prepayment provisions.

                                                                   Amortized             Fair
         (Dollars in thousands)                                         Cost            Value
                                                                 ----------------------------
         Due in one year or less............................     $    32,299     $     32,076
         Due from one to five years.........................         137,111          133,443
         Due from five to ten years.........................          53,032           51,734
         Due after ten years................................          50,159           45,970
         Mortgage-backed securities.........................          39,104           38,817
                                                                 ----------------------------
         Total..............................................     $   311,705     $    302,040
                                                                 ============================

     Securities with an aggregate carrying value of $161,121,000 at December 31, 1999 were pledged to secure public deposits, securities sold under agreements to repurchase and Federal Home Loan Bank ("FHLB") borrowings. Proceeds from the sale of securities available for sale were $20,816,000 in 1999, $29,186,000 in 1998, and $155,917,000 in 1997. Gross gains of $1,899,000 and gross losses of $741,000 were realized in 1999. Gross gains of $2,258,000 and gross losses of $36,000 were realized in 1998. Gross gains of $6,825,000 and gross losses of $1,131,000 were realized in 1997. At December 31, 1999 and 1998, the Banks owned stock in the Federal Home Loan Bank of Atlanta with a cost basis of $22,091,400 and $18,006,500, respectively, which is included in equity securities.

     In connection with the merger with CSB in 1997, FCNB transferred CSB's investment securities with an amortized cost of $13,464,188 and unrealized gains of $27,073 to securities available for sale.

(5)  LOANS

     The Corporation's primary market area includes the states of North and South Carolina, and predominately centers on the Metro region of Charlotte, North Carolina. At December 31, 1999, the majority of the total loan portfolio, as well as a substantial portion of the commercial and real estate loan portfolios, were to borrowers within this region. The diversity of the region's economic base provides a stable lending environment. An area of significant concentration of credit risk has not been specified due to the diverse industrial base in the region.

     Loans at December 31, 1999 and 1998 are as follows:


(Dollars in thousands)                                                                1999                1998
--------------------------------------------------------------------------------------------------------------
Commercial, financial and agricultural...................................  $       136,276     $        94,425
Real estate - construction...............................................          253,272             180,475
Real estate - commercial.................................................          262,260             194,624
Real estate - residential................................................          730,520             882,420
Installment..............................................................           44,167              70,732
                                                                           -----------------------------------
     Total...............................................................  $     1,426,495     $     1,422,676
                                                                           ===================================

(Dollars in thousands)                                                                1999                1998
--------------------------------------------------------------------------------------------------------------
Nonaccrual loans included above..........................................  $         7,738     $         5,758
Other real estate........................................................            2,041               3,537
Loans 90 days or more past due and still accruing included above.........            3,460               2,270
Restructured loans.......................................................               37                 577
                                                                           -----------------------------------
     Total problem assets................................................  $        13,276     $        12,142
                                                                           ===================================

     Due to increases in certain interest rates during the first quarter of 1999, and the resulting impact on the Corporation's interest rate risk, the Corporation classified $147.6 million in lower-yielding mortgage loans as held for sale during March 1999, selling the loans in April 1999. The loans were sold with servicing rights retained. The Corporation recognized a gain of approximately $1.8 million on the sales transaction during 1999 and recorded $1.7 million in servicing rights. The carrying value and estimated fair value of such servicing rights is $1.5 million and $1.7 million, respectively, at December 31, 1999.

     Residential real estate loans are presented net of loans serviced for others totaling $152.9 million and $21.0 million at December 31, 1999 and 1998, respectively. As a result of the loan sale in the second quarter of 1999, $1.7 million in servicing rights were recognized by the Corporation. At year-end 1999, the Corporation's servicing rights were $1.5 million, with a fair value of $1.7 million. Prior to the loan sale, the Corporation did not have servicing rights.

     Interest income that would have been recorded on nonaccrual loans and restructured loans for the years ended December 31, 1999, 1998, and 1997, had they performed in accordance with their original terms, amounted to approximately $706,000, $457,000, and $767,000, respectively. Interest income on all such loans included in the results of operations for 1999, 1998, and 1997 amounted to approximately $384,000, $124,000, and $383,000, respectively.

     The recorded investment in impaired loans was $8,193,000 (of which $7,728,000 was on nonaccrual status) and $3,897,000 (of which $2,836,000 was on nonaccrual status) at December 31, 1999 and 1998, respectively. The related allowance for loan losses on these loans was $2,966,000 and $1,260,000 at December 31, 1999 and 1998, respectively. The average recorded investment in impaired loans for 1999 was $7,553,000, and the income recognized during 1999 was $386,000, $291,000 of which was recognized using the cash method of income recognition. The average recorded investment in impaired loans for 1998 was $4,531,000, and the income recognized during 1998 was $107,000, $60,000 of which was recognized using the cash method of income recognition. The average recorded investment in impaired loans for 1997 was $4,795,000, and the income recognized during 1997 was $67,000, $36,000 of which was recognized using the cash method of income recognition.

     The following is a reconciliation of loans outstanding to executive officers, directors and their associates for the year ended December 31, 1999:

                                                  (Dollars in thousands)
Balance at December 31, 1998......................        $     3,857
New loans.........................................              3,223
Principal repayments..............................             (1,876)
                                                          -----------
Balance at December 31, 1999......................        $     5,204
                                                          ===========

     In the opinion of management, these loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other borrowers. Such loans, in the opinion of management, do not involve more than the normal risks of collectibility.

(6) ALLOWANCE FOR LOAN LOSSES

     The following is a summary of the changes in the allowance for loan losses for each of the years in the three-year period ended December 31, 1999:

(Dollars in thousands)                                                   1999                1998             1997
------------------------------------------------------------------------------------------------------------------
Beginning balance.............................................       $ 15,554           $  15,263        $  14,140

Provision charged to operations...............................          3,350               2,376            2,684
Adjustment for merged bank....................................             --                  --              269
Adjustment for loan sales.....................................          (369)                  --               --

Charge-offs...................................................          1,915               2,737            2,261
Recoveries....................................................            719                 652              431
                                                                     ---------------------------------------------
     Net loan charge-offs.....................................          1,196               2,085            1,830
                                                                     ---------------------------------------------
Ending balance................................................       $ 17,339           $  15,554        $  15,263
                                                                     =============================================

(7) PREMISES AND EQUIPMENT

     Premises and equipment at December 31, 1999 and 1998 are summarized as follows:

(Dollars in thousands)                                                                   1999             1998
--------------------------------------------------------------------------------------------------------------
Land............................................................................  $     8,329      $    10,011
Buildings.......................................................................       20,654           18,071
Furniture and equipment.........................................................       22,411           18,635
Leasehold improvements..........................................................        1,438            1,222
Construction in progress........................................................       12,127            1,675
                                                                                  ----------------------------
     Total premises and equipment...............................................       64,959           49,614
Less accumulated depreciation and amortization..................................       21,367           19,011
                                                                                  ----------------------------
Premises and equipment, net.....................................................  $    43,592      $    30,603
                                                                                  ============================

(8) DEPOSITS

     A summary of deposit balances at December 31, 1999 and 1998 is as follows:

(Dollars in thousands)                                                                     1999           1998
--------------------------------------------------------------------------------------------------------------
Noninterest bearing demand......................................................  $     130,613   $    119,519
Interest bearing demand.........................................................        124,481        132,581
Money market accounts...........................................................        199,344        142,077
Savings deposits................................................................        105,640        134,623
Certificates of deposit.........................................................        589,434        594,235
                                                                                  ----------------------------
Total...........................................................................  $   1,149,512   $  1,123,035
                                                                                  ============================

     The aggregate amount of certificates of deposit with denominations greater than $100,000 was $239,839,000 and $201,918,000 at December 31, 1999 and 1998,
respectively.

At December 31, 1999, the scheduled maturities of all certificates of deposit are as follows:

                     (Dollars in thousands)
                     2000....................................    $    521,534
                     2001....................................          54,148
                     2002....................................          10,472
                     2003....................................           1,168
                     2004 ...................................           1,516
                     2005 and after..........................             596
                                                                 ------------
                                                                 $    589,434
                                                                 ============

(9) OTHER BORROWINGS

     The following is a schedule of other borrowings:

                                                                 INTEREST                                       MAXIMUM
                                                 BALANCE             RATE                    AVERAGE        OUTSTANDING
                                                   AS OF            AS OF         AVERAGE   INTEREST             AT ANY
(Dollars in thousands)                      DECEMBER 31,     DECEMBER 31,         BALANCE       RATE          MONTH-END
-----------------------------------------------------------------------------------------------------------------------
          1999
FEDERAL FUNDS PURCHASED AND SECURITIES
     SOLD UNDER AGREEMENTS
     TO REPURCHASE .................      $       57,150            5.44%   $      67,077      5.07%     $      115,786
FHLB BORROWINGS.....................             434,826            5.11%         354,680      5.48%            434,826
OTHER...............................                  --             --               887      5.84%              2,590
                                          --------------                    -------------                --------------
     TOTAL..........................      $      491,976                    $     422,644                $      553,202
                                          ==============                    =============                ==============

                                                                 Interest                                       Maximum
                                                 Balance             Rate                    Average        Outstanding
                                                   as of            as of         Average   Interest             at Any
(Dollars in thousands)                      December 31,     December 31,         Balance       Rate          Month-end
-----------------------------------------------------------------------------------------------------------------------
            1998
Federal funds purchased and securities
     sold under agreements
     to repurchase .................      $      122,355            5.69%   $    125,401       5.55%     $      130,713
FHLB borrowings.....................             344,999            5.44%         306,021      5.67%            345,899
Other...............................               2,590            7.09%           2,838      6.47%              8,315
                                          --------------                    -------------                --------------
     Total..........................      $      469,944                    $     434,260                $      484,927
                                          ==============                    =============                ==============

     Federal funds purchased represent unsecured overnight borrowings from other financial institutions by the Banks. Securities sold under agreements to repurchase represent short-term borrowings by the Banks with maturities ranging from 1 to 89 days collateralized by a portion of the Corporation's securities of the United States government or its agencies, which have been delivered to a third party custodian for safekeeping.

     At December 31, 1999, the Bank had one available line of credit with the FHLB totaling $468,750,000 with approximately $434,826,000 outstanding. The outstanding amounts consist of $156,805,000 maturing in 2000, $571,000 maturing in 2001, $76,000,000 maturing in 2002, $13,000,000 maturing in 2003, $86,000,000 maturing in 2004, $ 26,000,000 in 2008, $76,000,000 in 2009, and $450,000
maturing in 2011. In addition, the Bank is required to pledge collateral to secure the advances as described in the line of credit agreement. The collateral consists of FHLB stock and qualifying 1-4 family residential mortgage loans.

(10) OTHER NONINTEREST EXPENSE

     Components of other noninterest expense in excess of one percent of the aggregate amount of total interest income and total noninterest income follow:

(Dollars in thousands)                                                   1999              1998             1997
----------------------------------------------------------------------------------------------------------------
Advertising.............................................             $  2,263         $   1,312         $  1,996
Data processing.........................................                1,696             1,493            1,192
Professional services...................................                2,973             2,491            3,515
FDIC insurance..........................................                  316               342              353
Stationery and supplies.................................                1,606             1,281            1,009
All other items.........................................                5,388             4,946            4,187
                                                                     -------------------------------------------
     Total..............................................             $ 14,242         $  11,865         $ 12,252
                                                                     ===========================================

(11) INCOME TAX

     Income tax expense (benefit) consisted of the following:

(Dollars in thousands)                                                Current          Deferred            Total
----------------------------------------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31, 1999
FEDERAL.................................................             $ 11,744         $     402         $ 12,146
STATE...................................................                   99               105              204
                                                                     -------------------------------------------
     TOTAL..............................................             $ 11,843         $     507         $ 12,350
                                                                     ===========================================
Year ended December 31, 1998
Federal.................................................             $  8,385         $   (751)         $  7,634
State...................................................                1,268             (144)            1,124
                                                                     -------------------------------------------
     Total..............................................             $  9,653         $   (895)         $  8,758
                                                                     ===========================================
Year ended December 31, 1997
Federal.................................................             $ 10,949         $ (1,635)         $  9,314
State...................................................                1,789             (338)            1,451
                                                                     -------------------------------------------
     Total..............................................             $ 12,738         $ (1,973)         $ 10,765
                                                                     ===========================================

     Income tax expense differed from the amounts computed by applying the U.S. federal income tax rate of 35% to pretax income as a result of the following:

                                                          1999                       1998                      1997
------------------------------------------------------------------------------------------------------------------------
                                                                 % OF                      % of                     % of
                                                               PRETAX                    Pretax                   Pretax
(Dollars in thousands)                              AMOUNT     INCOME         Amount     Income         Amount    Income
------------------------------------------------------------------------------------------------------------------------
Income before income taxes..............       $  38,442                   $   17,994                $   29,936
                                               =========                   ==========                ==========
Tax at federal income tax rate..........          13,455       35.0%            6,298      35.0%         10,477     35.0%
Reasons for differences:
     Tax exempt income..................          (1,561)      (4.0)           (1,398)     (7.7)         (1,199)    (4.0)
     Nondeductible merger expenses......             --         --              3,104      17.2             459      1.5
     State income tax, net of
         federal benefit................             133        0.3               730       4.1             943      3.2
     Other..............................             323        0.8                24       0.1              85      0.3
                                               --------------------------------------------------------------------------
         Total..........................       $  12,350       32.1%       $    8,758      48.7%     $   10,765     36.0%
                                               ==========================================================================

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1999 and 1998 are presented below.

(Dollars in thousands)                                                                       1999                1998
---------------------------------------------------------------------------------------------------------------------
Deferred Tax Assets:
     Allowance for loan losses..................................................        $   7,047           $   6,073
     Deferred loan fees.........................................................              318                 657
     Accrued expenses deductible when paid for tax purposes.....................            2,134               2,366
     Deferred compensation......................................................            1,179               1,895
     Unrealized losses on securities available for sale, net....................            2,743                  --
     Other......................................................................              346                 570
                                                                                        -----------------------------
         Total gross deferred tax assets........................................           13,767              11,561
     Less valuation allowance...................................................               --                  --
                                                                                        -----------------------------
         Deferred tax asset, net of valuation allowance.........................           13,767              11,561
                                                                                        -----------------------------
Deferred Tax Liabilities:
     Unrealized gains on securities available for sale, net.....................               --              (3,958)
     Fixed assets, primarily due to difference in depreciation..................              (72)                (82)
     Federal Home Loan Bank of Atlanta stock....................................             (873)               (877)
     Other......................................................................              (31)                (47)
                                                                                        -----------------------------
         Total gross deferred tax liability.....................................             (976)             (4,964)
                                                                                        -----------------------------
         Net deferred tax asset.................................................        $  12,791           $   6,597
                                                                                        =============================

     A portion of the current year change in the net deferred tax asset relates to unrealized gains and losses on securities available for sale. The related current period deferred tax benefit of $6,701,000 has been recorded directly to shareholders' equity. The balance of the change in the net deferred tax asset results from the current period deferred tax expense of $507,000.

     There was no valuation allowance for deferred tax assets as of December 31, 1999 and 1998. There was no change in the total valuation allowance during 1999 and 1998. It is management's belief that realization of the deferred tax asset is more likely than not.

     Tax returns for 1996 and subsequent years are subject to examination by taxing authorities.

     Retained income at December 31, 1999 and 1998 includes approximately $6.8 million (tax effect) representing pre-1988 tax bad debt reserve base year reserve amounts for which no deferred income tax liability has been provided since these reserves are not expected to reverse and may never reverse. Circumstances that would require an accrual of a portion or all of this unrecorded tax liability are a reduction in qualifying loan levels relative to the end of 1987, failure to meet the definition of a bank, dividend payments in excess of current year or accumulated tax earnings and profits, or other distributions in dissolution, liquidation or redemption of the Corporation's stock.

(12) EMPLOYEE BENEFIT PLANS

         401(k) Plan and Money Purchase Pension Plan. The Corporation has a qualified Retirement Savings Plan (401(k) Plan) for all eligible employees of the Corporation. Pursuant to the Savings Plan, an eligible employee may elect to defer between 1% and 10% of compensation. At the discretion of the Board of Directors, the Corporation may contribute an amount necessary to match all or a portion of a participant's elective deferrals in an amount to be determined by the Board of Directors from time to time, up to a maximum of 6% of a participant's compensation. In addition, the Corporation may contribute an additional amount to each participant's Savings Plan account as determined at the discretion of the Board of Directors. The Corporation adopted a qualified Money Purchase Pension Plan effective January 1, 1997 for all eligible employees of the Corporation. Pursuant to the Money Purchase Pension Plan, the Corporation contributes annually to each participant's Plan account an amount equal to 3% of the participant's compensation. Prior to 1997, such contributions were made to the Savings Plan. The Corporation's aggregate contribution to the Savings Plan and Money Purchase Pension Plan (excluding Home Federal in 1998 and 1997) amounted to $1,235,000, $872,000, and $627,000 for 1999, 1998, and 1997,
respectively.

         Profit Sharing Plan. Home Federal sponsored a contributory 401(k) profit sharing plan ("Profit Sharing Plan"). The Profit Sharing Plan permitted all full time employees with at least one year of service to contribute up to 9% of their salary to the plan each year. The plan provided for matching contributions by Home Federal equal to 100% of employee contributions up to the first 3% of compensation. Home Federal could, at its discretion, make profit sharing contributions to the plan. Plan participants' accounts were 100% vested in Company contributions after 5 years of qualifying service. Home Federal's matching contributions charged to expense for 1998 and 1997 were approximately $80,000 and $52,000, respectively. The Profit Sharing Plan was merged into First Charter's 401(k) Plan during 1999.

(14) COMMON STOCK

     The Corporation maintains the Dividend Reinvestment and Stock Purchase Plan (the "DRIP"), pursuant to which 1,000,000 shares of common stock of the Corporation have been reserved for issuance. Shareholders may elect to participate in the DRIP and have dividends on shares of common stock reinvested and may make optional cash payments of up to $3,000 per calendar quarter to be invested in common stock of the Corporation. Pursuant to the terms of the DRIP, upon reinvestment of the dividends and optional cash payments, the Corporation can either issue new shares valued at the then current market value of the common stock or the administrator of the DRIP can purchase shares of common stock in the open market. During 1999, the Corporation issued no shares and the administrator of the DRIP purchased 103,778 shares in the open market. During 1998, the Corporation issued 52,368 shares and the administrator of the DRIP purchased 28,189 shares in the open market. The Corporation currently expects to issue new shares for future investment of dividends and optional cash payments.

     In April 1995, the shareholders approved the First Charter Corporation Restricted Stock Award Program (the "Restricted Stock Plan"). Awards of restricted stock may be made under the Restricted Stock Plan at the discretion of the Compensation Committee of the Board of Directors of the Corporation, which shall determine the key participants, the number of shares awarded to participants, and the vesting terms and conditions applicable to such awards. A maximum of 360,000 shares of common stock are reserved for issuance under the Restricted Stock Plan. Compensation expense of approximately $62,000 and $29,000 was recognized during 1999 and 1998, respectively, in connection with the Restricted Stock Plan. The following table presents the status of the Restricted Stock Plan as of December 31, 1999 and 1998 and changes during the years then ended:

                                                                                            Weighted Average
First Charter Restricted Stock Award Program                              Shares                 Grant Price
------------------------------------------------------------------------------------------------------------
Outstanding at December 31, 1997..................................            --              $        --
     Granted......................................................         5,853                  25.6250
     Vested.......................................................        (1,170)                 25.6250
     Forfeited....................................................            --                       --
                                                                        --------
Outstanding at December 31, 1998..................................         4,683              $   25.6250
     GRANTED......................................................        15,000                  18.5833
     VESTED.......................................................        (4,170)                 20.5591
     FORFEITED....................................................            --                       --
                                                                        --------
OUTSTANDING AT DECEMBER 31, 1999..................................        15,513              $   20.1780
                                                                        ========

     The Management Recognition and Retention Plan ("MRRP") was sponsored by Home Federal and provided for Home Federal's Board of Directors to award restricted stock to officers and key employees of Home Federal as well as non-employee directors of Home Federal. The MRRP authorized Home Federal to grant up to 391,590 shares of Corporation stock. One-fifth of the shares granted vested immediately upon grant, with the remainder vesting at a rate of 25% per year over the next four anniversary dates of the grants. Approximately $2,200,000 and $3,200,000 in compensation expense related to the MRRP was recognized during the years ended December 31, 1998 and 1997, respectively. In addition, the Corporation recognized approximately $6,500,000 in merger expenses during 1998 related to the accelerated vesting of shares in connection with the merger with HFNC, in accordance with the terms of the MRRP. Subsequent to the consummation of the merger of the Corporation with HFNC, no further grants of MRRP shares are to be made. The following table presents the status of the MRRP as of December 31, 1998 and 1997 and changes during the years then ended:

                                                                                            Weighted Average
Management Recognition and Retention Plan                                 Shares                 Grant Price
------------------------------------------------------------------------------------------------------------
Outstanding at December 31, 1996..................................       282,168
     Granted......................................................            --              $        --
     Vested.......................................................       (35,313)                   30.26
     Forfeited....................................................          (228)                   30.26
                                                                        --------
Outstanding at December 31, 1997..................................       246,627
     Granted......................................................            --                       --
     Vested.......................................................      (246,171)                   30.26
     Forfeited....................................................          (456)                   30.26
                                                                        --------
Outstanding at December 31, 1998..................................            --
                                                                        ========

         In connection with its conversion to a stock savings and loan association, Home Federal established an Employee Stock Ownership Plan ("ESOP"). Concurrent with the conversion, 900,000 shares of the Corporation's common stock were purchased on December 28, 1995 by the ESOP with the proceeds of a $9.0 million loan from Home Federal's wholly owned subsidiary, HFNC Investment Corp. A corresponding amount related to unearned ESOP shares of $11,343,587 at December 31, 1997 is included as a reduction of shareholders' equity. In accordance with the terms of the ESOP, all shares were considered allocated to participants (after repayment of the debt) concurrent with the consummation of the HFNC Merger; accordingly, there was no reduction of shareholders' equity at December 31, 1998. As the loan is internally leveraged, the note receivable from the ESOP is not reported as an asset nor is the ESOP's debt reported as a liability at December 31, 1997. However, because the shares are considered earned at the time of the Merger, the Corporation had a receivable from the ESOP of $7,400,000 at December 31, 1998, which was payable once the ESOP had sold sufficient shares to repay the note. During 1999, the ESOP sold 429,708 shares of previously unallocated ESOP shares at $16.675 per share. The proceeds were used to repay the ESOP debt in accordance with the terms of the ESOP. The remaining 224,870 shares owned by the ESOP were then allocated to participants. Compensation expense related to the ESOP was approximately $990,000 and $1,670,000 for each of the years ended December 31, 1998 and 1997, respectively. Additionally, the Corporation recognized $2,000,000 in merger expenses during 1998 related to the termination of the ESOP in connection with the merger with HFNC.

     Under the terms of the First Charter Corporation Comprehensive Stock Option Plan (the "Comprehensive Stock Option Plan"), stock options (which can be incentive stock options or non-qualified stock options) may be periodically granted to key employees of the Corporation or its subsidiaries. The terms and vesting schedules of options granted under the Comprehensive Plan generally shall be determined by the Compensation Committee of the Board of Directors of the Corporation (the "Compensation Committee"). However, no options may be exercisable prior to six months following the grant date, and certain additional restrictions, including the term and exercise price, apply with respect to any incentive stock options.

     In April 1997, the shareholders approved the First Charter Corporation Stock Option Plan for Non-Employee Directors (the "Director Plan"). Under the Director Plan, non-statutory stock options may be granted to non-employee Directors of the Corporation and its subsidiaries. The terms and vesting schedules of any options granted under the Director Plan generally shall be determined by the Compensation Committee. The exercise price for each option granted, however, shall be the fair value of the common stock as of the date of grant. A maximum of 180,000 shares are reserved for issuance under the Director Plan.

     The Corporation previously adopted an Employee Stock Purchase Plan (the "ESPP") in 1998 and 1996, pursuant to which stock options were granted to employees, based on their eligibility and compensation, at a price of 85% to 90% of the fair market value of the shares at the date of grant. The option and vesting period was generally for a term of two years. A maximum of 180,000 shares are reserved for issuance under the 1996 ESPP and 180,000 shares are reserved for issuance under the 1998 ESPP, which was approved by the shareholders of the Corporation in April 1997.

     The Board of Directors of the Corporation determined that it was in the best interest of the Corporation to implement a new employee stock purchase plan that can continue beyond a two-year period, to allow more flexibility with the timing of the grant of, and the exercise periods for, options granted to employees. The 1999 ESPP described below allows for multiple grants of options thereunder and is designed to remain in effect as long as there are shares available under the 1999 ESPP to be granted. Pursuant to the terms of the 1999 ESPP, a maximum of 300,000 shares of the Corporation's Common Stock may be issued to employees under the 1999 ESPP, subject to adjustment generally to protect against dilution in the event of changes in the capitalization of the Corporation.

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

     The following is a summary of activity under the Comprehensive Plan, Director Plan and the 1999, 1998 and 1996 ESPP's during the periods indicated. For comparison purposes, HFNC and the Corporation were consolidated using conforming calendar years.

                                                  Option            Option Price           Weighted Average
                                                  Shares               Per Share             Exercise Price
                                               ------------------------------------------------------------
Outstanding at December 31, 1996............   1,171,288        $   3.64 - 25.93             $        22.31
     Granted................................      89,134           17.60 - 25.00                      20.98
     Exercised..............................      35,662            3.64 - 18.85                      13.40
     Forfeited..............................       8,227            8.75 - 17.92                      17.60
                                               ---------
Outstanding at December 31, 1997............   1,216,533            3.64 - 25.93                      22.54
     Granted................................      48,788           22.63 - 26.75                      25.76
     Exercised..............................      41,778            3.64 - 18.85                       8.85
     Forfeited..............................      23,636           17.71 - 26.75                      20.10
                                               ---------
Outstanding at December 31, 1998............   1,199,907            3.64 - 26.75                      22.47
     GRANTED................................     288,361           14.93 - 24.88                      18.56
     EXERCISED..............................      40,124            5.34 - 18.85                       8.11
     FORFEITED..............................      20,931           14.93 - 26.75                      21.35
                                               ---------
OUTSTANDING AT DECEMBER 31, 1999............   1,427,213            3.64 - 26.75                      22.11
                                               =========
SHARES EXERCISABLE AT DECEMBER 31, 1999.....   1,156,613        $   3.64 - 26.75             $        22.66
                                               =========

     The weighted average remaining contractual lives of stock options were 6.10, 7.01, and 7.24 years at December 31, 1999, 1998 and 1997, respectively.

     At December 31, 1999, as described above, the Corporation has various stock-based compensation plans. The Corporation adopted SFAS 123, "Accounting for Stock-Based Compensation" on January 1, 1996, and elected to continue to measure compensation cost relative to these plans using APB 25. The disclosure of the pro forma net income and earnings per share as if the fair value based accounting method of SFAS 123 had been used to account for stock-based compensation is required only for awards granted after December 31, 1994, and is provided below. Consequently, the effects of applying SFAS 123 pro forma disclosures during the initial phase-in period may not be representative of the effects on reported net income in future years.

     The following table presents the pro forma effect on net income and on basic and diluted income per share of applying the fair value provisions of SFAS No. 123 discussed above:

                                                                       Years Ended December 31,
                                                           ---------------------------------------------
     (Dollars in thousands, except per share data)               1999             1998              1997
     ---------------------------------------------------------------------------------------------------
     Net income:
         As reported.............................          $   26,092       $    9,236        $   19,171
         Pro forma...............................          $   24,904       $    7,995        $   18,257
     Basic income per share:
         As reported.............................          $     1.45       $     0.51        $     1.06
         Pro forma...............................          $     1.38       $     0.44        $     1.01
     Diluted income per share:
         As reported.............................          $     1.45       $     0.50        $     1.03
         Pro forma...............................          $     1.38       $     0.43        $     0.98

     The fair value of each option granted during 1999, 1998 and 1997 was estimated using the Black-Scholes option-pricing model with the following weighted average assumptions:

                                                                       Years Ended December 31,
                                                        ------------------------------------------------------
                                                              1999                    1998                1997
                                                        ------------------------------------------------------
         Comprehensive Stock Option Plan
         -------------------------------

         Dividend yield..............................           4.57%                 2.4%                3.0%
         Risk free interest rates....................   4.66 TO 6.06%       5.50% to 6.65%      5.88% to 6.89%
         Expected lives..............................         6 YEARS              6 years             6 years
         Volatility..................................             38%                  25%                 23%

         Director Plan
         -------------

         Dividend yield..............................           4.57%                 2.2%                3.0%
         Risk free interest rates....................           6.17%                5.64%      6.57% to 6.67%
         Expected lives..............................         6 YEARS              6 years             6 years
         Volatility..................................             38%                  25%                 23%

         1999 Employee Stock Purchase Plan
         ---------------------------------

         Dividend yield..............................           4.57%                  N/A                 N/A
         Risk free interest rates....................           6.04%                  N/A                 N/A
         Expected lives..............................         6 YEARS                  N/A                 N/A
         Volatility..................................             38%                  N/A                 N/A

         1998 Employee Stock Purchase Plan
         ---------------------------------

         Dividend yield..............................             N/A                 1.7%                 N/A
         Risk free interest rates....................             N/A                6.28%                 N/A
         Expected lives..............................             N/A              4 years                 N/A
         Volatility..................................             N/A                  18%                 N/A

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

     At December 31, 1999, the Corporation's exposure to credit risk was represented by preapproved but unused lines of credit for loans totaling $443,553,000 and standby letters of credit aggregating $6,808,000. Management expects that these commitments can be funded through normal operations. The amount of collateral obtained if deemed necessary by the Corporation upon extension of credit is based on management's credit evaluation of the borrower at that time. The Corporation generally extends credit on a secured basis. Collateral obtained may include, but may not be limited to, accounts receivable, inventory and commercial and residential real estate.

     The Bank grants primarily commercial and installment loans to customers throughout its market areas. The Corporation's primary market area includes the states of North and South Carolina, and predominately centers on the Metro region of Charlotte, North Carolina. The real estate loan portfolio can be affected by the condition of the local real estate markets.

     Average daily Federal Reserve balance requirements for the year ended December 31, 1999 amounted to $404,000.

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

     In December 1996, Home Federal filed a suit against the borrower and his company and against the borrower's wife, daughters, and a company owned by his wife and daughter, alleging transfers of assets to the wife, daughter, and their company in fraud of creditors, and asking that the fraudulent transfers be set aside. The objective of the lawsuit is to recover assets which may be used to satisfy a portion of the judgments obtained in favor of Home Federal in prior litigation. In April 1997, the borrower's wife filed a counterclaim against Home Federal alleging that she borrowed $750,000 from another financial institution, secured by a deed of trust on her principal residence, the proceeds of which were paid to Home Federal for application on a debt owed by one of her husband's corporations, claiming that officers of Home Federal promised to resume making loans to her husband's corporation after the payment. Home Federal and its officers vigorously denied all of her allegations. Home Federal filed a motion for summary judgment and dismissal of the counterclaim. The motion for summary judgment was heard in the Superior Court division of the Mecklenburg County General Court of Justice in April 1998. In June 1998, Home Federal removed this case to the United States Bankruptcy Court for the Western District of North Carolina, Charlotte Division, due to the fact that the defendant was the debtor in a pending bankruptcy case. In April 1999, Home Federal moved for summary judgement to dismiss the counterclaims. At a hearing in May 1999, the Bankruptcy Judge granted part and denied part of Home Federal's Motion for Summary Judgement. The Judge dismissed the wife's counterclaim for breach of fiduciary duty, but allowed her claim for fraud to continue. The borrower, his wife and daughter filed a motion for jury trial. The request was not filed within the time allowed; however, the Judge may, in his discretion, order a jury trial. We have filed an objection to the request and a hearing on the motion is scheduled for April 4, 2000. A trial date has not been set; however, we anticipate a trial within 90 days. Home Federal believes it has strong defenses to the defendant's counterclaim.

     In February 1997, two companies affiliated with those referred to in the first paragraph above filed an additional action against two executive officers of Home Federal and against an officer of another financial institution. The action was removed from the state court to the United States Bankruptcy Court for the Western District of North Carolina. At the same time, the borrower, who is affiliated with all of these companies, also filed an action in the Superior Court of Mecklenburg County, North Carolina against the two executive officers of Home Federal and against an officer of another financial institution. The Complaints in both actions assert virtually identical claims. The plaintiffs in both lawsuits allege that the officers of both financial institutions engaged in a conspiracy to wrongfully declare loans to be in default so as to eliminate those companies as borrowers of Home Federal. Plaintiffs claim actual damages, treble damages, and punitive damages together with interest, attorneys' fees, and other costs. Plaintiffs allege misrepresentation, breach of fiduciary duty, constructive fraud, interference with business expectancy, wrongful bank account set-off, and unfair and deceptive acts and practices. The action pending in the bankruptcy court has been stayed. All defendants filed motions for summary judgment in the state court action which were granted, and that lawsuit was dismissed in January 1998 by the Superior Court of Mecklenburg County. The plaintiff appealed the order granting summary judgment to the North Carolina Court of Appeals. In July 1998, the defendants removed the state court case to the United States Bankruptcy Court for the Western District of North Carolina, Charlotte Division, due to the fact that the plaintiff was a debtor in a pending bankruptcy case. As a result of the removal, the North Carolina Court of Appeals entered an order staying further proceedings in the North Carolina Court of Appeals in August 1998. In early June 1999, the United States Bankruptcy court entered its Memorandum Decision and Order adopting the State Court dismissal of the lawsuit. In late June 1999, the plaintiff gave notice of appeal which Home Federal is opposing. The appeal is pending. On February 12, 2000, the borrower filed a motion to close his bankruptcy case and remand the action to State Court. We filed an objection to the motion. At a hearing on March 7, 2000, the Judge denied the borrower's request to close the case and denied the borrower's motion to remand to State Court. The Corporation is bound by Home Federal's agreement to indemnify both of its officers with respect to costs, expense, and liability which might arise in connection with both of these cases.

     In July 1997, the above borrower and affiliated companies filed an additional action against HFNC, Home Federal, and the other financial institution referred to in the paragraph above, alleging that previous judgments in favor of Home Federal and the other financial institution obtained in prior litigation were obtained by the perpetration of fraud on the Bankruptcy Court, U.S. District Court, and the Fourth Circuit Court of Appeals. The plaintiffs are seeking to have the judgments set aside on that basis. All defendants filed motions for summary judgment and dismissal which were granted, and the lawsuit was dismissed on September 24, 1998. The borrower, individually, has appealed the Order dismissing the lawsuit to the Fourth Circuit Court of Appeals. In February 1999, the United States District Court entered an Order sanctioning the attorneys for the plaintiffs and ordering that the plaintiff be prohibited from filing any further action or proceeding in the United States District Court for the Western District of North Carolina arising from facts involved in this matter. The Plaintiff appealed the entry of that order. On March 6, 2000, the United States Court of Appeals for the 4th Circuit ruled against the borrower on both appeals and affirmed the District Court's opinion.

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

     The Corporation's fair value methods and assumptions are as follows:

         Cash and due from banks, federal funds sold, interest bearing bank deposits - the carrying value is a reasonable estimate of fair value due to the short term nature of these financial instruments.

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

         Commitments to extend credit and standby letters of credit - the large majority of commitments to extend credit and standby letters of credit are at variable rates and/or have relatively short terms to maturity. Therefore, the fair value of these financial instruments is considered to approximate their carrying value.


     Based on the limitations, methods, and assumptions noted above, the following table presents the carrying amounts and fair values of the Corporation's financial instruments at December 31, 1999 and 1998:

                                                                                     December 31,
                                                             ----------------------------------------------------------
(Dollars in thousands)                                                      1999                          1998
-----------------------------------------------------------------------------------------------------------------------
                                                                                ESTIMATED                     Estimated
                                                                CARRYING             FAIR       Carrying           Fair
                                                                  AMOUNT            VALUE         Amount          Value
                                                             ----------------------------------------------------------
Financial assets:
   Cash and due from banks.................................  $    59,967    $      59,967   $     41,884   $     41,884
   Federal funds sold......................................          665              665          6,402          6,402
   Interest bearing bank deposits..........................        1,995            1,995         11,713         11,713
   Securities available for sale...........................      342,136          342,136        331,799        331,799
   Loans, net of allowance for loan losses.................    1,408,953        1,391,331      1,406,967      1,444,782
Financial liabilities:
   Deposits................................................    1,149,512        1,147,258      1,123,035      1,126,039
   Other borrowings........................................      491,976          489,146        469,944        472,342

(17) REGULATORY MATTERS

     The Corporation and the Bank are subject to various regulatory capital requirements administered by federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory - and possibly discretionary - actions by regulators that, if undertaken, could have a direct material effect on the Corporation's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Corporation and the Bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

     Quantitative measures established by regulation to ensure capital adequacy require the Corporation and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to adjusted average assets (as defined). Management believes, as of December 31, 1999, that the Corporation and the Bank meet all capital adequacy requirements to which they are subject.

     As of December 31, 1999, the most recent notifications from the Corporation's various regulators categorized the Corporation and FCNB as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, each entity must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed any of the institutions' categories.

The Corporation's and the Bank's actual capital amounts and ratios are also presented in the table below:

                                                                                                 To Be Well Capitalized
                                                                       For Capital               Under Current Prompt
                                                                   Adequacy Purposes           Corrective Action Provisions
                                                  Actual           -----------------           ----------------------------
                                            -------------------                Minimum                           Minimum
(Dollars in thousands)                       Amount    Ratio       Amount       Ratio              Amount         Ratio
                                            --------  ---------   ---------    -------            ---------     --------
At December 31, 1999:
   Total Capital (to Risk Weighted Assets)
     First Charter Corporation..........    $ 245,306   18.20 %   $ 107,844     8.00 %            $ 134,805     10.00 %
     First Charter National Bank........      216,759   16.51       105,008     8.00                131,260     10.00

   Tier I Capital (to Risk Weighted Assets)
     First Charter Corporation..........    $ 228,449   16.95 %   $  53,922     4.00 %            $  80,883      6.00 %
     First Charter National Bank........      200,340   15.26        52,504     4.00                 78,756      6.00

   Tier I Capital (to Adjusted Average Assets)
     First Charter Corporation..........    $ 228,449   12.40 %   $  73,707     4.00 %            $  92,133      5.00 %
     First Charter National Bank........      200,340   11.00        72,820     4.00                 91,024      5.00

At December 31, 1998:
   Total Capital (to Risk Weighted Assets)
     First Charter Corporation..........    $ 251,965   20.59 %   $  97,913     8.00 %            $ 122,391     10.00 %
     First Charter National Bank........      226,556   18.77        96,557     8.00                 120,699    10.00

   Tier I Capital (to Risk Weighted Assets)
     First Charter Corporation..........    $ 236,666   19.34 %   $  48,957     4.00 %            $  73,435      6.00 %
     First Charter National Bank........      211,469   17.52        48,279     4.00                 72,418      6.00

   Tier I Capital (to Adjusted Average Assets)
     First Charter Corporation..........    $ 236,666   13.36 %   $  70,850     4.00 %            $  88,562      5.00 %
     First Charter National Bank........      211,469   11.98        70,592     4.00                 88,010      5.00

(18) FIRST CHARTER CORPORATION (PARENT COMPANY)

         The principal assets of the Parent Company are its investment in the Bank, and its principal source of income is dividends from the Bank. Certain regulatory and other requirements restrict the lending of funds by the Bank to the Parent Company and the amount of dividends which can be paid to the Parent Company. In addition, certain regulatory agencies may prohibit the payment of dividends by the Bank if they determine that such payment would constitute an unsafe or unsound practice. At December 31, 1999, the Parent Company's $198.0 million investment in subsidiaries total amount is restricted as to transfer to the Parent Company without obtaining prior regulatory approval.

     The Parent Company's balance sheet data as of December 31, 1999 and 1998 and related statements of income and cash flow data for each of the years in the three-year period ended December 31, 1999 are as follows:

(Dollars in thousands)                                                   1999              1998             1997
----------------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA:
       Cash.................................................    $       9,257     $          96
       Securities available for sale........................           14,571            11,795
       Investment in subsidiaries...........................          197,953           227,891
       Receivable from subsidiaries.........................            4,682             7,677
       Premises and equipment...............................              316               316
       Other assets.........................................            4,113             3,146
                                                                -------------------------------
                                                                $     230,892     $     250,921
                                                                ===============================

       Borrowed funds.......................................    $          --     $       2,590
       Accrued liabilities..................................            3,180             2,359
       Shareholders' equity.................................          227,712           245,972
                                                                -------------------------------
                                                                $     230,892     $     250,921
                                                                ===============================
INCOME STATEMENT DATA:
       Dividends from subsidiaries..........................    $      43,500     $      29,160    $     111,905
       Other operating income (expense).....................              851            (2,685)          (1,669)
       Income before equity in undistributed (excess of
           dividends over) net income of subsidiaries.......           44,351            26,475          110,236
       Excess of dividends over net income of subsidiaries..          (18,259)          (17,239)         (91,065)
                                                                ------------------------------------------------
           Net income.......................................    $      26,092     $       9,236    $      19,171
                                                                ================================================

CASH FLOW STATEMENT DATA:
     CASH FLOWS FROM OPERATING ACTIVITIES:
       Net income...........................................    $      26,092     $       9,236    $      19,171
       Net gain on securities available for sale transactions            (897)            (409)             (752)
       Amortization of unearned stock compensation..........               --            17,827            5,205
       Increase (decrease) in accrued liabilities...........              821            (1,570)           1,826
       Increase in other assets.............................             (800)           (1,305)         (10,585)
       Decrease (increase) in receivable from subsidiaries..            2,995            (5,977)            (500)
       Decrease in investment in subsidiaries...............           19,474             8,130           90,773
                                                                ------------------------------------------------
       Net cash provided by operating activities............           47,685            25,932          105,138
                                                                ------------------------------------------------
     CASH FLOWS FROM INVESTING ACTIVITIES:
       Purchase of securities available for sale............           (4,841)           (3,406)          (3,444)
       Proceeds from sale of securities available for sale..            2,535               551            1,311
       Proceeds from sale of premises and equipment.........               --                --              237
                                                                ------------------------------------------------
       Net cash used by investing activities................           (2,306)           (2,855)          (1,896)
                                                                ------------------------------------------------
     CASH FLOWS FROM FINANCING ACTIVITIES:
       Purchase of common stock.............................          (23,388)          (18,074)          (1,320)
       Purchase of shares by ESOP and restricted
           stock trust......................................               --                --          (17,707)
       Proceeds from issuance of common stock upon
           exercise of stock options........................            1,877             3,185            1,280
       Proceeds from note payable...........................               --             9,329           28,000
       Repayment of note payable............................           (2,590)           (6,739)         (28,000)
       Pre-merger transactions of pooled banks..............               --                --              467
       Cash dividends paid..................................          (12,117)          (11,057)         (87,537)
                                                                ------------------------------------------------
       Net cash used by financing activities................          (36,218)          (23,356)        (104,817)
                                                                ------------------------------------------------
           Net increase (decrease) in cash..................            9,161              (279)          (1,575)
       Cash at beginning of year............................               96               375            1,950
                                                                ------------------------------------------------
       Cash at end of year..................................    $       9,257     $          96    $         375
                                                                ================================================

(19) SELECTED QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

                                                                                  1999
----------------------------------------------------------------------------------------------------------------
                                                       FIRST       SECOND        THIRD       FOURTH
(DOLLARS IN THOUSANDS, EXCEPT INCOME PER SHARE)      QUARTER      QUARTER      QUARTER      QUARTER        TOTAL
----------------------------------------------------------------------------------------------------------------
TOTAL INTEREST INCOME............................  $  34,767    $  33,232    $  33,551    $  35,167    $ 136,717
TOTAL INTEREST EXPENSE...........................     17,537       16,110       16,348       17,274       67,269
                                                   -------------------------------------------------------------
NET INTEREST INCOME..............................     17,230       17,122       17,203       17,893       69,448
PROVISION FOR LOAN LOSSES........................        975        1,250          375          750        3,350
TOTAL NONINTEREST INCOME.........................      3,781        5,360        5,373        3,699       18,213
TOTAL NONINTEREST EXPENSE........................     10,900       11,695       11,649       11,625       45,869
                                                   -------------------------------------------------------------
NET INCOME BEFORE INCOME TAXES...................      9,136        9,537       10,552        9,217       38,442
INCOME TAXES.....................................      2,963        3,016        3,434        2,937       12,350
                                                   -------------------------------------------------------------
NET INCOME.......................................  $   6,173    $   6,521    $   7,118    $   6,280    $  26,092
                                                   =============================================================

PER SHARE DATA:
BASIC INCOME PER SHARE...........................  $    0.33    $    0.36    $    0.40    $    0.36    $    1.45
                                                   =============================================================
DILUTED INCOME PER SHARE.........................  $    0.33    $    0.36    $    0.40    $    0.36    $    1.45
                                                   =============================================================

                                                                                  1998
----------------------------------------------------------------------------------------------------------------
                                                       First       Second        Third       Fourth
(Dollars in thousands, except income per share)      Quarter      Quarter      Quarter      Quarter        Total
----------------------------------------------------------------------------------------------------------------

Total interest income............................  $  33,098    $  34,177    $  34,628    $  34,606    $ 136,509
Total interest expense...........................     16,781       17,690       18,139       18,013       70,623
                                                   -------------------------------------------------------------
Net interest income..............................     16,317       16,487       16,489       16,593       65,886
Provision for loan losses........................        662          600          655          459        2,376
Total noninterest income.........................      3,667        4,111        2,699        3,173       13,650
Total noninterest expense........................      9,878        9,816       29,299       10,173       59,166
                                                   -------------------------------------------------------------
Net income before income taxes...................      9,444       10,182      (10,766)       9,134       17,994
Income taxes.....................................      3,274        3,548       (1,318)       3,254        8,758
                                                   -------------------------------------------------------------
Net income.......................................  $   6,170    $   6,634    $  (9,448)   $   5,880    $   9,236
                                                   =============================================================
Per share data:
Basic income per share...........................  $    0.34    $    0.36    $   (0.52)   $    0.32    $    0.51
                                                   =============================================================
Diluted income per share.........................  $    0.33    $    0.35    $   (0.51)   $    0.32    $    0.50
                                                   =============================================================

                   FIRST CHARTER CORPORATION AND SUBSIDIARIES
                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS


         First Charter Corporation (the "Corporation") is a bank holding company established as a North Carolina Corporation in 1983, with one wholly-owned banking subsidiary, First Charter National Bank ("FCNB" or the "Bank"). The Corporation's principal executive offices are located in Concord, North Carolina. FCNB is a full-service bank and trust company with thirty-three branch offices and two limited service facilities located in Cabarrus, Rowan, Union, Cleveland, Rutherford and Mecklenburg counties, North Carolina.

         Through its branch locations, the Bank provides a wide range of banking products, including interest bearing and non-interest bearing checking accounts; "Money Market Rate" accounts; certificates of deposit; individual retirement accounts; overdraft protection; commercial, consumer, agricultural, real estate, residential mortgage and home equity loans; personal and corporate trust services; safe deposit boxes; and automated banking.

         In addition, through its subsidiary First Charter Brokerage Services, the Bank offers discount brokerage services, insurance and annuity sales and financial planning services pursuant to a third party arrangement with UVEST Investment Services. The Bank also operates three other subsidiaries: First Charter Insurance Services, Inc., First Charter Realty Investment, Inc., and FCNB Real Estate, Inc. First Charter Insurance Services, Inc. is a North Carolina corporation formed to meet the insurance needs of businesses and individuals throughout the Charlotte metropolitan area. First Charter Realty Investment, Inc. is a Delaware corporation organized as a holding company for FCNB Real Estate, Inc., a real estate investment trust organized in North Carolina. The financial results of all subsidiaries are reported on a consolidated basis as the Corporation.

         During 1998, the Corporation acquired HFNC Financial Corp. ("HFNC"), a North Carolina Corporation organized in August 1995 by Home Federal Savings and Loan Association ("Home Federal") for the purpose of becoming the unitary holding company of Home Federal. Home Federal's conversion to stock form and the concurrent offer and sale of HFNC's common stock was consummated on December 28, 1995. HFNC was merged into the Corporation effective September 30, 1998.

         During 1995, the Corporation acquired Bank of Union ("Union"), a full service bank with five offices located in Union and southern Mecklenburg counties of North Carolina. In September 1998, Union was merged into FCNB. During 1997, the Corporation acquired Carolina State Bank ("CSB"), which was merged into FCNB at that time. CSB was a state-chartered commercial bank with four banking offices in Cleveland and Rutherford Counties, North Carolina. Union and CSB offices now operate as FCNB offices.

         Each of these mergers was accounted for as a pooling-of-interests and, accordingly, all financial data for the periods prior to the respective dates of the mergers have been restated to combine the accounts of Union, CSB and HFNC with those of the Corporation. In the third quarter of 1998, the Corporation recognized pretax charges of $17.6 million associated with the merger of HFNC and pretax charges of $560,000 associated with the merger of Union into FCNB. The Corporation recognized pretax charges of $3.4 million in the fourth quarter of 1997 associated with the merger of CSB into FCNB.

         On November 7, 1999, First Charter Corporation entered into a definitive merger agreement with Carolina First BancShares, Inc. ("Carolina First") for First Charter to acquire Carolina First. As of December 31, 1999, Carolina First had total assets of $768.1 million. Under the terms of the agreement, Carolina First will be merged into First Charter and each Carolina First shareholder will receive 2.267 shares of First Charter common stock for each share of Carolina First common stock. Subject to certain conditions, including the approval of both companies' shareholders and applicable regulatory authorities, the merger is expected to close no later than the second quarter of 2000. The transaction is intended to be tax-free to the shareholders of Carolina First and will be accounted for as a pooling-of-interests.

         The following discussion and analysis should be read in conjunction with the consolidated financial statements of the Corporation and the notes thereto, as restated to reflect the aforementioned mergers. In addition, the following discussion contains certain forward-looking statements. See "Factors that May Affect Future Results."

RESULTS OF OPERATIONS AND FINANCIAL CONDITION

1999 VERSUS 1998

OVERVIEW

         The Corporation earned $26.1 million in 1999, or $1.45 diluted income per share, an increase from $9.2 million, or $0.50 diluted income per share, in 1998. For comparative purposes, the 1999 results include pretax total gains of $3.5 million ($0.13 per diluted share, after tax) on the sales of property and mortgage loans. The 1998 results included a pretax net expense of $15.8 million ($0.69 per diluted share, after tax), which was comprised of pretax merger expenses of $18.2 million that were offset by pretax gains totaling $2.4 million from the nonrecurring sales of securities and First Charter's merchant card program. For comparative purposes, recurring net income for 1999 amounted to $23.8 million, or $1.32 per diluted share, compared to recurring net income for 1998 of $22.0 million, or $1.19 per diluted share. Recurring diluted earnings per share increased 10.9% from 1998. Earnings in 1999, excluding the nonrecurring items, equated to a return on average assets of 1.30%, compared to 1.24% for 1998, and a return on average equity of 10.35% in 1999, versus 8.76% in 1998.

         Total assets at December 31, 1999 and 1998 were $1.9 billion. Gross loans at December 31, 1999 and 1998 were $1.4 billion. Due to increases in certain interest rates during 1999, and the resulting impact on the Corporation's interest rate risk, the Corporation sold $147.6 million in lower-yielding mortgage loans in April of 1999. Strong commercial loan volume during 1999 allowed the Corporation to replace the lower-yielding mortgage loans which were sold. Total deposits increased $26.5 million, or 2.4%, to $1.1 billion and other borrowings increased $22.0 million, or 4.7%, to $492.0 million.

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

         If additional funding sources are needed, the Bank has access to federal fund lines at correspondent banks and borrowings from the Federal Reserve discount window. In addition to these sources, the Bank is a member of the Federal Home Loan Bank of Atlanta ("FHLB"), which provides access to FHLB lending sources. At December 31, 1999, the Bank had an available line of credit with the FHLB totaling $468.8 million with $33.9 million available.

         Another source of liquidity is the securities available for sale portfolio. See "BALANCE SHEET ANALYSIS - Securities Available for Sale" for a further discussion. Management believes the Bank's sources of liquidity are adequate to meet loan demand, operating needs and deposit withdrawal requirements.

ASSET-LIABILITY MANAGEMENT AND INTEREST RATE SENSITIVITY

         The primary objective of the Corporation's asset-liability management strategy is to reduce the risk of a significant decrease in net interest income caused by interest rate changes without unduly penalizing current earnings. One method used to manage interest rate sensitivity is to measure, over various time periods, the interest rate sensitivity positions, or gaps; however, this method addresses only the magnitude of timing differences and does not address earnings or market value. Management uses an earnings simulation model to assess the amount of earnings at risk due to changes in interest rates. This model is updated at least quarterly and is based on a range of interest rate scenarios. Under the Corporation's policy, the limit for interest rate risk is 10% of net interest income when considering an increase or decrease in interest rates of 300 basis points over a twelve-month period. Management believes this method more accurately measures interest rate risk. Based on an increase or decrease in interest rates over a twelve-month period, the earnings simulation model indicates that interest rate risk was within guidelines at approximately 3.87% and 6.50% of net interest income at December 31, 1999 and 1998, respectively.

         The Corporations's balance sheet is liability sensitive, meaning that in a given period there will be more liabilities than assets subject to immediate repricing as market rates change. Because immediately rate sensitive interest bearing liabilities exceed rate sensitive assets, the earnings position could improve in a declining rate environment and could deteriorate in a rising rate environment, depending on the correlation of rate changes in these two categories. At December 31, 1999 total rate sensitive liabilities due within one year were $1.3 billion compared to rate sensitive assets of $590.7 million, for a negative one-year cumulative gap of approximately $707.1 million. Interest sensitivity of the Corporation's balance sheet as of a specific date is not necessarily indicative of the Corporation's position on other dates. Management is developing a plan to reduce the Corporation's negative one-year cumulative gap.

         From time to time, the Corporation may use derivative financial instruments including futures, forwards, interest rate swaps, option contracts, and other financial instruments with similar characteristics. At

December 31, 1999, the Corporation had no derivative financial instruments. Additionally, the Corporation is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated financial statements. Commitments to extend credit are agreements to lend to a customer so long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates and may require collateral from the borrower if deemed necessary by the Corporation. Standby letters of credit are conditional commitments issued by the Corporation to guarantee the performance of a customer to a third party up to a stipulated amount and with specified terms and conditions.

         Commitments to extend credit and standby letters of credit are not recorded as an asset or liability by the Corporation until the instrument is exercised. See "BALANCE SHEET ANALYSIS - Loans".

         The following table presents the scheduled maturity of market risk sensitive instruments at December 31, 1999:

(Dollars in thousands)

                                                                                              There
Maturing in:                 2000          2001         2002         2003         2004       -after        Total
----------------------------------------------------------------------------------------------------------------
ASSETS
Debt securities.....   $   32,313    $    6,046   $   33,214   $   27,906   $   41,545   $  161,016   $  302,040
Loans...............      254,905       117,213       87,059      108,885      127,742      713,149    1,408,953
                       -----------------------------------------------------------------------------------------
   Total............   $  287,218    $  123,259   $  120,273   $  136,791   $  169,287   $  874,165   $1,710,993
                       =========================================================================================

LIABILITIES
Savings, NOW
   and IMMA's.......   $  533,682    $   25,794   $      603   $       --   $       --   $       --   $  560,078
CDs.................      521,534        54,148       10,472        1,168        1,516          596      589,434
Short-term
   borrowings.......      213,955            --           --           --           --           --      213,955
Long-term
   borrowings.......           --           571       76,000       13,000       86,000      102,450      278,021
                       -----------------------------------------------------------------------------------------
     Total..........   $1,269,171    $   80,513   $   87,075   $   14,168   $   87,516   $  103,046   $1,641,488
                       =========================================================================================

         The following table presents the average interest rate and estimated fair value of market risk sensitive instruments at December 31, 1999:

                                    Carrying              Average           Estimated
(Dollars in thousands)                 Value         Interest Rate         Fair Value
-------------------------------------------------------------------------------------
ASSETS
Debt securities..........      $     302,040                   5.95%     $    302,040
Loans....................          1,408,953                   8.24         1,391,331
                               -------------                             ------------
     Total ..............      $   1,710,993                   7.82      $  1,693,371
                               =============                             ============

LIABILITIES
Savings, NOW
  and IMMA's.............      $     560,078                   2.34%     $    559,802
CDs......................            589,434                   5.45           587,456
Short-term
  borrowings.............            213,955                   4.86           213,963
Long-term
  borrowings.............            278,021                   5.19           275,183
                               -------------                             ------------
     Total...............      $   1,641,488                   4.27      $  1,636,404
                               =============                             ============



CAPITAL RESOURCES

         At December 31, 1999, total shareholders' equity was $227.7 million, a 7.4% decrease from December 31, 1998. The decrease in capital is primarily attributable to the Corporation's share repurchase plan announced on April 27, 1999. The Corporation repurchased and retired 994,148 shares of First Charter Corporation Common Stock during 1999. The Corporation will not repurchase any additional shares under the share repurchase plan announced April 27, 1999. Cash dividends declared per share in 1999 by the Corporation were $0.68, compared to $0.61 in 1998 excluding HFNC.

         The principal asset of the Corporation is its investment in the Bank. Thus, the Corporation derives its principal source of income through dividends from the Bank. Certain regulatory and other requirements restrict the lending of funds by the Bank to the Corporation and the amount of dividends which can be paid to the Corporation. In addition, certain regulatory agencies may prohibit the payment of dividends by the Bank if they determine that such payment would constitute an unsafe or unsound practice. At December 31, 1999, the Bank is required to obtain prior regulatory approval for payments of dividends.

         The Corporation and the Bank must comply with regulatory capital requirements established by the applicable federal regulatory agencies. Under the Federal Reserve Board (the "FRB") standards, the Corporation must maintain a minimum ratio of Tier I Capital (as defined) to total risk-weighted assets of 4.00% and a minimum ratio of Total Capital (as defined) to risk-weighted assets of 8.00%. Tier I Capital is comprised of total shareholders' equity calculated in accordance with generally accepted accounting principles less certain intangible assets and excluding unrealized gains or losses on securities available for sale. Total Capital is comprised of Tier I Capital plus certain adjustments, the largest of which for the Corporation is the allowance for loan losses (up to 1.25% of risk weighted assets). Total Capital must consist of at least 50% of Tier 1 Capital. Risk-weighted assets refer to the on- and off-balance sheet exposures of the Corporation adjusted for their related risk levels using amounts set forth in FRB regulations.

         In addition to the aforementioned risk-based capital requirements, the Corporation is subject to a leverage capital requirement, requiring a minimum ratio of Tier I Capital (as defined previously) to total adjusted average assets of 3.00% to 5.00%.

         At December 31, 1999, both the Corporation and the Bank were in compliance with all existing capital requirements. The Corporation's consolidated capital requirements are summarized in the table below:

                                                                                        Risk-Based Capital
                                                                      --------------------------------------------------
                                           Leverage Capital                Tier 1 Capital              Total Capital
------------------------------------------------------------------------------------------------------------------------
                                      Amount     Percentage (1)        Amount   Percentage (2)    Amount  Percentage (2)
------------------------------------------------------------------------------------------------------------------------
                                                                     (Dollars in thousands)
Actual.....................         $228,449            12.40%       $228,449       16.95%      $245,306        18.20%
Required...................           73,707             4.00          53,922        4.00        107,844         8.00
Excess.....................          154,742             8.40         174,527       12.95        137,462        10.20

         (1) Percentage of total adjusted average assets. The FRB minimum leverage ratio requirement is 3.00% to 5.00%, depending on the institution's composite rating as determined by its regulators. The FRB has not advised the Corporation of any specific requirement applicable to it.

         (2)      Percentage of risk-weighted assets.


REGULATORY RECOMMENDATIONS

         Management is not presently aware of any current recommendations to the Corporation or to the Bank by regulatory authorities, which, if they were to be implemented, would have a material effect on the Corporation's liquidity, capital resources, or operations.

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

         All securities are classified as available for sale. As maturities, sales, or paydowns occur on securities, the proceeds are utilized to meet loan demand and to reinvest in additional securities.

         At December 31, 1999, securities available for sale were $342.1 million or 18.1% of total assets, compared to $331.8 million, or 17.8% of total assets, at December 31, 1998. The fair value of these securities was approximately $7.0 million below and $10.4 million above their amortized cost at December 31, 1999 and 1998, respectively. The tax equivalent average yield on the securities available for sale portfolio was 6.62% for 1999 and 6.93% for 1998. The weighted-average life of the portfolio was 5.80 years at December 31, 1999 compared to 9.45 years at year-end 1998.

LOANS

         Due to increases in certain interest rates during 1999, and the resulting impact on the Corporation's interest rate risk, the Corporation sold $147.6 million in lower-yielding mortgage loans in April of 1999.

Strong commercial loan volume during 1999 allowed the Corporation to replace the lower-yielding mortgage loans which were sold. As a result, gross loans remained at $1.4 billion at December 31, 1999 and 1998.

         The loan portfolio at December 31, 1999 was composed of 9.6% commercial, financial, and agricultural loans, 17.8% real estate construction loans, 69.5% real estate mortgage loans, and 3.1% installment loans. This compares to a composition of 6.6% commercial, financial and agricultural, 12.7% real estate construction, 75.7% real estate mortgage, and 5.0% installment at December 31, 1998. Approximately $11.4 million of the real estate mortgage loans at December 31, 1999 are loans for which the principal source of repayment comes from the sale of real estate. The remaining $1.3 billion of loans collateralized by real estate at December 31, 1999 are (i) other commercial loans for which the primary source of repayment is derived from the ongoing cash flow of the business and which are also collateralized by real estate - $504.3 million, (ii) personal installment loans which are collateralized by real estate - $11.7 million, (iii) home equity loans - $90.5 million, and (iv) individual residential mortgage loans - $639.7 million.

         The Corporation's primary market area includes the states of North and South Carolina, and predominately centers on the Metro region of Charlotte. At December 31, 1999, the majority of the total loan portfolio, as well as a substantial portion of the commercial and real estate loan portfolio, represents loans to borrowers within this region. The diversity of the region's economic base tends to provide a stable lending environment. No significant concentration of credit risk has been identified due to the diverse industrial base in the region.

         In the normal course of business, there are various outstanding commitments to extend credit, which are not reflected in the consolidated financial statements. At December 31, 1999, pre-approved but unused lines of credit for loans totaled $443.6 million and standby letters of credit aggregated $6.8 million. These amounts represent the Bank's exposure to credit risk, and in the opinion of management, have no more than the normal lending risk that the Bank commits to its borrowers. If these commitments are drawn, the Bank will obtain collateral if it is deemed necessary based on management's credit evaluation of the borrower. Such obtained collateral varies, but may include accounts receivable, inventory, and commercial or residential real estate. Management expects that these commitments can be funded through normal operations.

ASSET QUALITY

         Nonperforming assets, which consist of foreclosed assets, nonaccrual loans, and restructured loans, were $9.8 million at December 31, 1999, as compared to $9.9 million at December 31, 1998. Non-performing assets as a percentage of loans and foreclosed assets at year-end amounted to 0.69% in 1999 and 1998. Total problem assets (nonperforming assets and loans 90 days or more past due) amounted to $13.3 million at December 31, 1999 and $12.1 million at December 31, 1998. Total problem assets represented 0.93% of loans and foreclosed assets at December 31, 1999, compared to 0.85% at December 31, 1998.

         The components of nonperforming and problem assets are presented in the table:

                        December 31,       December 31,
(Dollars in thousands)          1999               1998
-------------------------------------------------------
Nonaccrual loans              $7,738             $5,758
Restructured loans                37                577
Other real estate              2,041              3,537
                             -------            -------
   Total non-
   performing assets           9,816              9,872
Loans 90 days or more
    past due and still
    accruing                   3,460              2,270
                             -------            -------
Total problem assets         $13,276            $12,142
                             =======            =======

         Nonaccrual loans increased primarily due to the addition of two commercial relationships to nonaccrual during 1999. These relationships are currently in the process of collection. Interest income that would have been recorded on all nonaccrual loans for the year ended December 31, 1999, had they performed according to their original terms, amounted to approximately $706,000, compared to $457,000 for the year ended December 31, 1998. Interest income on nonaccrual loans included in the results of operations for the years ended December 31, 1999 and 1998, amounted to approximately $384,000 and $124,000, respectively.

         Accruing loans 90 days or more past due increased to 0.24% of gross loans at December 31, 1999, compared to 0.16% of gross loans at December 31, 1998. The increase in accruing loans 90 days or more past due can be primarily attributed to conforming the accounting practices of Home Federal to FCNB during 1999. Prior to 1999, loans accounted for by Home Federal were automatically placed on nonaccrual status when they reached 90 days past due. Loans accounted for by FCNB are reviewed and a determination is made whether to place the loan on nonaccrual status. After the consolidation of Home Federal into FCNB, the nonaccrual policy of FCNB has been used. Application of FCNB's method to the Home Federal loan portfolio did not have a significant effect on the results of operations for 1999.

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

         Other real estate decreased to $2.0 million at December 31, 1999 from $3.5 million at December 31, 1998. The sale of several foreclosed properties and branch properties no longer in use accounted for the $1.5 million decrease.

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

         Management currently uses several measures to assess and control the loan portfolio risk. For example, all loans over a certain dollar amount must receive an in-depth review by an analyst in the Bank's Credit Administration department. Any issues regarding risk assessments of those credits are addressed by the Bank's loan administration and senior credit officer and factored into management's decision to originate or renew the loan. Furthermore, large commitments are reviewed and approved by a Senior Loan

Committee comprised of senior management, the senior credit officer and senior lending officers of the Bank. The Loan Committee of the Board of Directors reviews loans above predetermined amounts.

         Management uses the information developed from the procedures described above in evaluating and grading the loan portfolio. This continual grading process is used to monitor the credit quality of the loan portfolio and to assist management in determining the appropriate levels of the allowance for loan losses.

         As part of the continual grading process, an analysis is performed monthly independently from any analysis in conjunction with the origination of loans. Individual loans are assigned a risk grade based on their credit quality, which is subject to change as conditions warrant. Each grade determines the percentage of the outstanding loan balance allocated to the loan loss reserve. Loans with weaker credit quality are individually analyzed to determine a specific allowance, which reflects management's best estimate of the risk associated with each credit. An estimate of an allowance is made for all other loans in the portfolio based on their assigned risk grade, type of loan and other matters related to credit risk. In the allowance for loan loss analysis process, the Bank also aggregates the loans into pools of similar credits and reviews the historical loss experience associated with these pools as additional criteria to allocate the allowance to each category.

         The allowance for loan losses as a percentage of gross loans outstanding was 1.22% at December 31, 1999, compared to 1.09% at year-end 1998. The increase in the allowance as a percentage of gross loans at December 31, 1999 compared to December 31, 1998 is largely attributable to the sale of $147.6 million in lower-yielding mortgage loans in April of 1999, for which $369,000 of allowance for loan losses was removed at the time of the transaction. Mortgage loans traditionally have had lower incurred losses than commercial loans. Commercial loans originated during the year accounted for the majority of the loans that replaced the mortgage loans sold, which also contributed to the increase in the allowance as a percentage of gross loans. Total problem assets as a percentage of gross loans outstanding was 0.93% at December 31, 1999, compared to 0.85% at December 31, 1998.

         Management considers the December 31, 1999 allowance for loan losses adequate to cover losses that are estimated to have been incurred in the Bank's loan portfolio. Management believes it has established the allowance in accordance with generally accepted accounting principles and in consideration of the current economic environment. While Management uses the best information available to make evaluations, future additions to the allowance may be necessary based on changes in economic and other conditions. Additionally, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for loan losses. Such agencies may require the recognition of adjustments to the allowance based on their judgments of information available to them at the time of their examinations.

DEPOSITS

         Total deposits at December 31, 1999 were $1.1 billion, a 2.4% increase from December 31, 1998. Demand deposits increased $3.0 million or 1.2%; and insured money market accounts increased $57.3 million or 40.3%; while savings deposits decreased $29.0 million or 21.5%; and certificates of deposit decreased $4.8 million or 0.8%. Increases in demand and money market accounts were due to marketing campaigns directed toward packaging and promoting these accounts more effectively, while the reduction in savings and certificates of deposits were due to the Corporation's management of interest rates paid.

OTHER BORROWINGS

         Other borrowings increased $22.0 million during the year, to $491.9 million at December 31, 1999, from $469.9 million at December 31, 1998. The components of this increase consisted of an increase of $89.8 million in FHLB advances which was partially offset by a decrease of $67.8 million in short term borrowings consisting primarily of federal funds purchased and securities sold under agreements to repurchase. These borrowings were principally used to fund loan growth.

EARNINGS PERFORMANCE

NET INTEREST INCOME

         Net interest income, the difference between total interest income and total interest expense, is the Corporation's principal source of earnings. For the year ended December 31, 1999, net interest income amounted to $69.4 million, an increase of 5.4% from net interest income of $65.9 million in 1998. This was attributable to an increase in average interest earning assets of $32.0 million to $1.7 billion for the year ended December 31, 1999. This increase is primarily due to the growth in the Corporation's average loan portfolio, which increased $22.8 million. The decline in average yield on interest earning assets to 8.13% during 1999, compared to 8.25% during 1998, resulted from the reduction in average prime rate during 1999, from 8.31% in 1998 to 8.02% in 1999. The average yield earned on loans was 8.50% in 1999, compared to 8.59% in 1998.

         In addition to the increase in average interest earning assets, the Corporation experienced an increase in average interest-bearing liabilities of $60.0 million, or 4.4% from the prior year, due to the use of FHLB advances and increases in deposits to fund loan growth. The average rate paid on interest bearing liabilities declined during the period to 4.71% in 1999, compared to 5.16% in 1998. The average rate paid on interest-bearing deposits was 4.41% in 1999, down from 4.94% in 1998. Similarly, the rate paid on other borrowed funds declined to 5.42% in 1999, compared to 5.64% in 1998.

         The net interest margin (tax adjusted net interest income divided by average interest-earning assets) increased somewhat to 4.21% in 1999, from 4.07% in 1998. This reflects the impact of the Corporation's repricing of deposit products during the year and its favorable effect on net interest margin percentage. See "Asset-Liability Management and Interest Rate Sensitivity" for additional discussion on the Corporation's management of rate sensitive assets and liabilities.

PROVISION FOR LOAN LOSSES

         The provision for loan losses in 1999 was $3.4 million compared to $2.4 million in 1998. The increase was due to the strong commercial loan volume the Corporation incurred during 1999.

         Net charge-offs for 1999 were $1.2 million or 0.09% of average loans compared to $2.1 million or 0.15% of average loans in 1998. The decrease in net charge-offs in 1999 was primarily due to certain problem loans acquired through the merger of CSB in December 1997 which were charged off during early 1998.

NONINTEREST INCOME

         Noninterest income was $18.2 million in 1999 compared to $13.7 million in 1998, an increase of 33.4%. This increase is principally attributable to an increase in fee income from the Bank's Insurance Agency subsidiary as well as increases in service charge income, trust income and mortgage loan fees. For comparative purposes, the 1999 results include total gains of $3.5 million from the sales of property and mortgage loans, while the 1998 results include total gains of $2.4 million from the sale of HFNC securities and the sale of the Corporation's merchant card program. Excluding these items, noninterest income increased 30.1% from 1998 to 1999.

NONINTEREST EXPENSE

         Noninterest expense decreased $13.3 million in 1999 as compared to 1998. The majority of this decrease involved merger costs of $18.2 million in 1998 primarily related to the HFNC merger. For comparative purposes, noninterest expense, excluding the $18.2 million HFNC merger expense, increased $4.9 million, or 12.0% during 1999. Components of the current year increase included salaries and fringe benefits, which increased $1.2 million, or 5.0%, occupancy and equipment costs, which increased $1.4 million, or 22.0%, and marketing which increased $1.0 million, or 72.5%. The salary and benefits costs increased due to regular salary increases and investments in additional personnel. Occupancy and equipment increases reflect the costs associated with additional facilities and added technology. Marketing increases reflect the Corporation's major brand advertising campaign designed to increase the Corporation's name recognition throughout the greater Charlotte metropolitan region.

         Total income tax expense for 1999 was $12.4 million versus $8.8 million in 1998. The increase is attributable to an increase in taxable income for 1999 over 1998. The increase in tax expense, however, was not proportionate with the increase in income because portions of the 1998 HFNC merger and acquisition costs were not deductible. This created a decrease in the effective tax rate from 48.7% in 1998 to 32.1% in 1999.

RESULTS OF OPERATIONS AND FINANCIAL CONDITION

1998 VERSUS 1997

         The Corporation earned $9.2 million or $0.50 diluted income per share in 1998, a 51.8% decrease from $19.2 million or $1.03 diluted income per share in 1997. Excluding the nonrecurring charges primarily associated with the HFNC merger cost, 1998 earnings per share increased 19.0% to $1.19 diluted income per share compared to $1.00 diluted income per share for 1997. Key factors contributing to the increase in net income, excluding the nonrecurring charges, were an increase of 9.3% in net interest income and an increase in noninterest income of 10.6%. These increases were partially offset by an increase of 4.0% in noninterest expense. Earnings in 1998, excluding the nonrecurring charges, equate to a return on average assets of 1.24% for 1998, compared to 1.18% for 1997, and a return on average equity of 8.78% in 1998, versus 7.31% in 1997.

         Total assets at December 31, 1998, were $1.9 billion, up 11.5% from the level at year-end 1997. Gross loans increased 12.8% to $1.4 billion and total deposits increased 6.0% to $1.1 billion.

         At December 31, 1998, securities available for sale were $331.8 million or 17.8% of total assets, compared to $315.6 million, or 18.9% of total assets, at year-end 1997. The fair value of these assets was approximately $10.4 million and $9.0 million above their amortized cost at December 31, 1998 and 1997, respectively. The tax equivalent average yield on the securities available for sale portfolio was 6.93% for 1998 and 6.72% for 1997. The average life of the portfolio was 9.45 years at December 31, 1998 compared to 10.06 years at year-end 1997.

         The loan portfolio at December 31, 1998 was composed of 6.6% commercial, financial, and agricultural loans, 12.7% real estate construction loans, 75.7% real estate mortgage loans, and 5.0% installment loans. This compares to a composition of 6.4% commercial, financial, and agricultural, 10.5% real estate construction, 76.1% real estate mortgage, and 7.0% installment at December 31, 1997.

         Problem assets at December 31, 1998 were $12.1 million, or 0.85% of gross loans and foreclosed properties, compared to $12.8 million, or 1.02% at December 31, 1997. The components of problem assets are presented in the table below:

                         December 31,    December 31,
(Dollars in thousands)           1998            1997
-----------------------------------------------------
Nonaccrual loans              $ 5,758         $ 6,119
Restructured loans                577             587
Other real estate               3,537           4,006
                              -------         -------
    Total non-
    performing assets           9,872          10,712
Loans 90 days or more
    past due and still
   accruing                     2,270           2,109
                              -------         -------
   Total problem assets       $12,142         $12,821
                              =======         =======

         Interest income that would have been recorded on nonaccrual loans for the years ended December 31, 1998 and 1997, had they performed according to their original terms, amounted to approximately $457,000 and $767,000, respectively. Interest income on nonaccrual loans included in the results of operations for the years ended December 31, 1998 and 1997, amounted to approximately $124,000 and $383,000, respectively.

         Accruing loans 90 days or more past due decreased to 0.16% of gross loans at December 31, 1998 compared to 0.17% of gross loans at December 31, 1997.

         Net charge-offs for 1998 were $2.1 million or 0.15% of average loans compared to $1.8 million or 0.16% of average loans in 1997.

         Other real estate decreased to 3.5 million at December 31, 1998 from $4.0 million at December 31, 1997. The primary reason for the $0.5 million decrease is due to the sale of several foreclosed properties during 1998 which was partially offset by the reclassification of property totaling $553,000 that was originally purchased for the construction of a branch location. Management decided not to construct a branch on this property; and therefore, the carrying value of this property was reclassified from premises and equipment to other real estate. Additionally, two residential construction loans were foreclosed in December 1998.

         Total deposits at December 31, 1998 were $1.1 billion, a 6.0% increase from a 1997 year-end level. Demand deposits increased $37.5 million or 17.5%; insured money market accounts increased $28.8 million or 25.4%; savings deposits decreased $3.3 million or 2.5%; and certificates of deposit decreased $5.9 million or 1.0%. Increases in demand and money market accounts were due to marketing campaigns directed toward packaging and promoting these accounts more effectively, while the reduction in certificates of deposits was due to the Corporation's management of interest rates paid as the certificates matured during 1998.

         For the year ended December 31, 1998, net interest income was $65.9 million, an increase of 9.3% from net interest income of $60.3 million in 1997. The increase is attributable to an increase in average interest earning assets of $178.3 million from $1.5 billion during 1997 to approximately $1.7 billion during 1998. The net interest margin (tax adjusted net interest income divided by average interest earning assets) declined somewhat to 4.07% in 1998 from 4.12% in 1997.

         The average yield on interest-earning assets was 8.25% in 1998 compared to 8.28% in 1997. The average rate paid on interest-bearing liabilities was 5.16% in 1998, compared to 5.12% in 1997. The average yield earned on loans was 8.59% in 1998, compared to 8.83% in 1997. The average rate paid on interest-bearing deposits was 4.94% in 1998, from 4.91% in 1997.

         The provision for loan losses for 1998 was $2.4 million compared to $2.7 million in 1997. The decrease in the provision was due to an incremental $1.4 million provision for loan losses in 1997 for loans specifically identified in the CSB loan portfolio which were deemed to have impairment losses, and, in some cases, required charging off. When excluding the effect of this prior year incremental provision, the current year provision increased over 1997 largely due to growth in the Bank's loan portfolio.

         Noninterest income was $13.7 million in 1998 compared to $15.1 million in 1997, for an increase of 9.5%. The decrease in other noninterest income is attributable to reduced securities gains in 1998 as compared to the prior year. Security sales were reduced during 1998, reducing the amount of related gains to $2.2 million in 1998 compared to $5.7 million in 1997. The improvement in other noninterest income included increases in service charge income, trust income and mortgage loan fees. In addition, the Corporation recorded a one-time gain during 1998 of approximately $450,000 from the sale of its merchant card program.

         Excluding the $18.2 million in nonrecurring costs associated with the 1998 merger with HFNC and the $3.4 million in nonrecurring costs associated with the 1997 merger with CSB, total noninterest expense in 1998 was $41.0 million, compared to $39.4 million in 1997, representing a 4.0% increase. The increase was primarily attributable to increases in costs associated with salaries and benefits, occupancy and equipment and other noninterest expense.

         Salaries and fringe benefits increased $1.2 million, or 5.4%, primarily due to regular salary increases and investment in additional personnel, as well as the increased commissions paid on higher levels of mortgage and brokerage activity.

         Occupancy and equipment increased approximately $769,000 or 14.1%. A primary reason for the increase is due to an increase in depreciation expense in connection with the local area network (LAN) and the wide area network (WAN) which were added in mid-1996. This technology continues to improve the Bank's ability to service loan and deposit customers and to gain greater operating efficiency. Additionally, with the Bank's continued growth, additional office space was required. The Corporation entered into several leasing agreements for office space.

         Total income tax expense for 1998 was $8.8 million versus $10.8 million in 1997. The decrease is attributable to a decrease in taxable income resulting from the merger expenses. The reduction in tax expense, however, was not proportionate with the reduction in income because portions of the merger and acquisition costs were not deductible. This created an increase in the effective tax rate from 36.0% in 1997 to 48.7% in 1998. The 1997 rate was likewise higher than the Corporation's "normal" tax rate due to similar nondeductible costs associated with its 1997 merger with CSB.

ACCOUNTING AND REGULATORY MATTERS

         Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," establishes accounting and reporting standards for derivatives and hedging activities. It requires that all derivatives be included as assets or liabilities in the balance sheet and that such instruments be carried at fair market value through adjustments to either other comprehensive income or current earnings or both, as appropriate. The Standard was originally effective for financial statements issued for all fiscal quarters of fiscal years beginning after June 15, 1999. The implementation date of the Standard was delayed to quarters of fiscal years beginning after June 15, 2000 by the Statement of Financial Accounting Standards No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133". The Corporation is in the process of assessing the impact of this Standard.

         Statement of Financial Accounting Standards No. 134, "Accounting for Mortgage-Backed Securities Retained after the Securitization of Mortgage Loans Held for Sale by a Mortgage Banking Enterprise," establishes accounting and reporting standards for certain mortgage banking activities. It conforms the subsequent accounting for securities retained after the securitization of other types of assets. The Corporation adopted this standard in the first quarter of 1999; its effect on the Corporation was not material.

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

         In 1999, the President of the United States signed into law the Gramm-Leach-Bliley Financial Modernization Act of 1999 ("Modernization Act"). The Modernization Act allows bank holding companies meeting management, capital and Community Reinvestment Act standards to engage in substantially broader range of traditionally nonbanking activities than was permissable before enactment, including insurance underwriting and making merchant banking investments in commercial and financial companies. It also allows insurers and other financial services companies to acquire banks; removes various restrictions that currently apply to bank holding company ownership of securities firms and mutual fund advisory companies; and establishes the overall regulatory structure applicable to bank holding companies that also engage in insurance and securities operations. This part of the Modernization Act will become effective 120 days after enactment. The Corporation currently believes it meets the requirements for the broader range of activities that will be permitted by the Modernization Act.

         In addition, the Modernization Act also modifies current law related to financial privacy and community reinvestment. The new privacy provisions generally will prohibit financial institutions from disclosing nonpublic personal financial information to nonaffiliated third parties unless the customer has the opportunity to decline disclosure.

YEAR 2000

         The Corporation successfully addressed the Year 2000 issue through implementation of a systematic, disciplined plan. Other than the time and costs involved in preparing for Year 2000, the Company is not aware of any negative consequences involving the Company itself, its vendors, or its customers as a result of the Y2K issue.

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

     In December 1996, Home Federal filed a suit against the borrower and his company and against the borrower's wife, daughters, and a company owned by his wife and daughter, alleging transfers of assets to the wife, daughter, and their company in fraud of creditors, and asking that the fraudulent transfers be set aside. The objective of the lawsuit is to recover assets which may be used to satisfy a portion of the judgments obtained in favor of Home Federal in prior litigation. In April 1997, the borrower's wife filed a counterclaim against Home Federal alleging that she borrowed $750,000 from another financial institution, secured by a deed of trust on her principal residence, the proceeds of which were paid to Home Federal for application on a debt owed by one of her husband's corporations, claiming that officers of Home Federal promised to resume making loans to her husband's corporation after the payment. Home Federal and its officers vigorously denied all of her allegations. Home Federal filed a motion for summary judgment and dismissal of the counterclaim. The motion for summary judgment was heard in the Superior Court division of the Mecklenburg County General Court of Justice in April 1998. In June 1998, Home Federal removed this case to the United States Bankruptcy Court for the Western District of North Carolina, Charlotte Division, due to the fact that the defendant was the debtor in a pending bankruptcy case. In April 1999, Home Federal moved for summary judgement to dismiss the counterclaims. At a hearing in May 1999, the Bankruptcy Judge granted part and denied part of Home Federal's Motion for Summary Judgement. The Judge dismissed the wife's counterclaim for breach of fiduciary duty, but allowed her claim for fraud to continue. The borrower, his wife and daughter filed a motion for jury trial. The request was not filed within the time allowed; however, the Judge may, in his discretion, order a jury trial. We have filed an objection to the request and a hearing on the motion is scheduled for April 4, 2000. A trial date has not been set; however, we anticipate a trial within 90 days. Home Federal believes it has strong defenses to the defendant's counterclaim.

     In February 1997, two companies affiliated with those referred to in the first paragraph above filed an additional action against two executive officers of Home Federal and against an officer of another financial institution. The action was removed from the state court to the United States Bankruptcy Court for the Western District of North Carolina. At the same time, the borrower, who is affiliated with all of these companies, also filed an action in the Superior Court of Mecklenburg County, North Carolina against the two executive officers of Home Federal and against an officer of another financial institution. The Complaints in both actions assert virtually identical claims. The plaintiffs in both lawsuits allege that the officers of both financial institutions engaged in a conspiracy to wrongfully declare loans to be in default so as to eliminate those companies as borrowers of Home Federal. Plaintiffs claim actual damages, treble damages, and punitive damages together with interest, attorneys' fees, and other costs. Plaintiffs allege misrepresentation, breach of fiduciary duty, constructive fraud, interference with business expectancy, wrongful bank account set-off, and unfair and deceptive acts and practices. The action pending in the bankruptcy court has been stayed. All defendants filed motions for summary judgment in the state court action which were granted, and that lawsuit was dismissed in January 1998 by the Superior Court of Mecklenburg County. The plaintiff appealed the order granting summary judgment to the North Carolina Court of Appeals. In July 1998, the defendants removed the state court case to the United States Bankruptcy Court for the Western District of North Carolina, Charlotte Division, due to the fact that the plaintiff was a debtor in a pending bankruptcy case. As a result of the removal, the North Carolina Court of Appeals entered an order staying further proceedings in the North Carolina Court of Appeals in August 1998. In early June 1999, the United States Bankruptcy court entered its Memorandum Decision and Order adopting the State Court dismissal of the lawsuit. In late June 1999, the plaintiff gave notice of appeal which Home Federal is opposing. The appeal is pending. On February 12, 2000, the borrower filed a motion to close his bankruptcy case and remand the action to State Court. We filed an objection to the motion. At a hearing on March 7, 2000, the Judge denied the borrower's request to close the case and denied the borrower's motion to remand to State Court. The Corporation is bound by Home Federal's agreement to indemnify both of its officers with respect to costs, expense, and liability which might arise in connection with both of these cases.

     In July 1997, the above borrower and affiliated companies filed an additional action against HFNC, Home Federal, and the other financial institution referred to in the paragraph above, alleging that previous judgments in favor of Home Federal and the other financial institution obtained in prior litigation were obtained by the perpetration of fraud on the Bankruptcy Court, U.S. District Court, and the Fourth Circuit Court of Appeals. The plaintiffs are seeking to have the judgments set aside on that basis. All defendants filed motions for summary judgment and dismissal which were granted, and the lawsuit was dismissed on September 24, 1998. The borrower, individually, has appealed the Order dismissing the lawsuit to the Fourth Circuit Court of Appeals. In February 1999, the United States District Court entered an Order sanctioning the attorneys for the plaintiffs and ordering that the plaintiff be prohibited from filing any further action or proceeding in the United States District Court for the Western District of North Carolina arising from facts involved in this matter. The Plaintiff appealed the entry of that order. On March 6, 2000, the United States Court of Appeals for the 4th Circuit ruled against the borrower on both appeals and affirmed the District Court's opinion.

     Management continues to deny any liability in the above-described cases and continues to vigorously defend against the claims. However, there can be no assurance of the ultimate outcome of the litigation, or the range of potential loss, if any.

     The Corporation and the Bank are defendants in certain other claims and legal actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these other matters is not expected to have a material adverse effect on the consolidated operations, liquidity or financial position of the Corporation or the Bank.

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

         Factors that may cause actual results to differ materially from these forward-looking statements include, but are not limited to, the passage of unforeseen state or federal legislation or regulation applicable to the Corporation's operations, the Corporation's ability to accurately predict the adequacy of the loan loss allowance needs using its present risk grading system, the ability to generate liquidity if necessary to meet loan demand, the ability to manage unforeseen domestic and global rapid changes in interest rates.

                              OFFICERS & DIRECTORS


FIRST CHARTER CORPORATION BOARD OF DIRECTORS


William R. Black, M.D.               Oncologist - Carolina Oncology Associates
Michael R. Coltrane                  President, CEO - CT Communications, Inc.
                                     Vice Chairman - First Charter Corporation

J. Roy Davis, Jr.                    Owner -   S&D Coffee, Inc.
                                     Chairman - First Charter Corporation

John J. Godbold, Jr.                 Retired
Charles F. Harry, III                President - Grover Industries, Inc.

Frank H. Hawfield, Jr.               Owner, President - Firestone Home and Auto
Lawrence M. Kimbrough                President, CEO -
                                     First Charter Corporation
                                     and First Charter National Bank

Jerry E. McGee                       President - Wingate University
Hugh H. Morrison                     President - E.L. Morrison Lumber Company
Thomas R. Revels                     Healthcare Consultant

FIRST CHARTER CORPORATION OFFICERS

President and Chief Executive Officer
Lawrence M. Kimbrough

Executive Vice President, Chief Operating Officer and Chief Financial Officer
Robert O. Bratton

Executive Vice President
Phillip M. Floyd        Robert G. Fox, Jr.      Robert E. James, Jr.
C. Thomas McFarland     Stephen M. Rownd

Senior Vice President
Laura N. Blalock        Bobby D. Doby, Jr.      James T. Mathews, Jr.

Vice President and Chief Auditor
William O. Turner

Corporate Secretary
James W. Townsend, Jr.

Assistant Corporate Secretary
Rose W. Edwards         Anne C. Forrest         David E. Keul

Assistant Treasurer
David E. Keul


FIRST CHARTER NATIONAL BANK BOARD OF DIRECTORS

William R. Black, M.D.            Oncologist - Carolina Oncology Associates
Michael R. Coltrane               President, CEO - CT Communications, Inc.
                                  Vice Chairman - First Charter National Bank

J. Roy Davis, Jr.                 Owner - S&D Coffee, Inc.
                                  Chairman - First Charter National Bank

John J. Godbold, Jr.              Retired
H. Clark Goodwin                  Retired
Charles F. Harry, III             President - Grover Industries, Inc.

Frank H. Hawfield, Jr.            Owner, President - Firestone Home and Auto
Lawrence M. Kimbrough             President, CEO -
                                  First Charter Corporation
                                  and First Charter National Bank

Jerry E. McGee                    President - Wingate University
Ellen L. Messinger                Private Investor - Messinger, Inc.
Hugh M. Morrison                  President - E.L. Morrison Lumber Company
Thomas R. Revels                  Healthcare Consultant


FIRST CHARTER NATIONAL BANK OFFICERS

President and                        Executive Vice President       Bobby D. Doby, Jr.       Jerold L. Marlow
Chief Executive Officer              J. Harold Barnes, Jr.          Thomas J. Elkins         James T. Mathews, Jr.
Lawrence M. Kimbrough                Phillip M. Floyd               Patricia M. Gosnell      Danny H. Patton
                                     Robert G. Fox, Jr.             Kathleen M. Harris       Darren M. Radson

Group Executive Vice President                                      Patricia K. Horton       Robert L. Sands
Robert O. Bratton                    Senior Vice President          Phillip R. Jurney        J. Kevin Toomb
Robert E. James, Jr.                 Laura N. Blalock               Donna J. Kenney          J. W. Townsend, Jr.
C. Thomas McFarland                  Lisa B. Boylen                 David E. Keul            Will Weill, III
Stephen M. Rownd                     James L. Brewer                Richard H. Lester        L. Eugene Willard
                                     Kenneth W. Caldwell            Earl H. Lutz, Jr.        John M. Woods
                                     Jerrell M. Deaver, Jr.         Richard A. Manley

                              OFFICERS & DIRECTORS

Vice President               Deborah W. Craig               Donel T. Holcomb*          Matthew M. Page
Harvey E. Baker              Travis B. Edwards              David E. Keul*             James Rhodes
John R. Baker                Cathy H. Faucette              Earl H. Lutz, Jr.*         Andria C. Rhymer
Thomas W. Bennett            Anne C. Forrest                Lynn A. McDaniel           Katherine L. Schiele
Michael A. Brejda            Crystal D. Funches             Judy E. Montague           Renata C. Schoner
Steven C. Calhoun            Laurie A. Gagliano             Lisa C. Parker*            Earl C. Schooley
Julie J. Carter              Jennifer M. Gragg              Patricia E. Pate           Deborah J. Thomas
Jo-Ann L. Copeland           Jan G. Griffin                 Andria C. Rhymer*          Loretta T. Thomas
E. Stephen Costner           Sharon J. Hanson               Tammy D. Scruggs*          Matthew J. Triplett
Deborah R. Deese             Robin T. Hinson                                           E. Taylor Vickrey
Brian J. Doran               Karen F. Hodge                 Chief Auditor              Jeffrey B. Ward
C. Eugene Efird, Jr.         Brian A. Ingold                William O. Turner*
Kenneth L. Frie              Steven C. Koman                                           Trust Officer
Linda S. Gibson              Teresa A. Laskey               Banking Officer            Paul M. Anderson
R. Dwight Henry              Robin S. Leslie                Debbie B. Alexander        Michael S. Johnson*
D. Jean Hovis                Sandra J. Mansur               Angel M. Anderson          Craig E. Kamis*
Michael S. Johnson           Kevin J. Mason                 Wendy T. Barnhardt         Eric C. Radford
Douglas L. Joyce             Jesse F. Milliken              Alisa R. Baucom            Nancy B. Smith
Craig E. Kamis               Mary T. Morgan                 Kati W. Beaver             Danny H. Patton*
Brenda K. Kinley             Dawn W. O'Dell                 Leah P. Berry
Carl T. Larson               Lisa C. Parker                 Tamara C. Brewer
Gary J. Ma                   Renae M. Plattenberger         Damon A. Cahill            Assistant Trust Officer
Eleanor M. McIntire          Philip Presson                 Deborah Starr Cloninger    Carolyn M. Craver
Nancy L. Mills               Elizabeth G. Quesenberry       James R. Cooper
Michael J. Mittelman         Marilyn L. Robertson           Kathleen M. Erickson       First Charter Insurance Services
Kevin T. Morgan              SueAnn Schoening               James A. Fletcher          Clarkson B. McLean, President/CEO
Jeffrey C. Mylton            Gordon M. Stallings            Gail B. Fox                Robert C. Boyd, Senior Vice President
Linda V. Ritter              Linda H. Thomas                Melba M. Funderburk        Jonathan W. Cooper,
Tammy D. Scruggs             Nancy S. Verble                Donna B. Glover              Senior Vice President/Secretary
Arnold B. Sharar             Michelle L. Yagiel             William S. Gray            Richard H. Martin, Vice President
Gregory R. Silliman                                         JoAnn J. Hall              Joseph D. Trull, Vice President
Gary L. Slusser              Corporate Secretary            Connie S. Harris           David E. Keul, Treasurer/Asst. Secretary
Russel D. Sprehe             J.W. Townsend, Jr.*            Sheryl R. Hinson
James E. Steere, III                                        Cheryl S. Hurlocker        First Charter Brokerage Services
William W. Swink             Assistant Corporate Secretary  Mercedes D. Ikard          Phillip M. Floyd, President/CEO/Secretary
William O. Turner            Cheryl P. Barbee*              Richard E. James           Ronnie L. Franks, Vice President
Lawrence S. Weir, III        Patricia H. Blackwell*         Juan R. King               Michael E. Lenahan, Vice President
Mark R. Wellner              Lisa P. Bryant                 Brian R. Kiser             Nancy L. Mills, Vice President
Charles H. Wingo             Mary S. Collins                Kathryn W. Kluttz          Harvey F. Whitley, Vice President
                             Rose W. Edwards                Christopher B. Leazer      David E. Keul, Treasurer/Asst. Secretary
Assistant Vice President     Amy P. Elam                    Gayle S. Love
Cheryl P. Barbee             Kathleen  M. Erickson*         Angela R. Lovelace
Patricia H. Blackwell        Phillip M. Floyd*              Paul A. Lyle
Bridgette M. Boggs           Anne C. Forrest*               Tammy S. Merck
Joyce S. Broome              Gail B. Fox*                   Irvin L. Moore
Elizabeth L. Cline           Jan G. Griffin*                Mavadell D. Newsome        * Indicates Duplicate Position

                              CORPORATE INFORMATION


CORPORATE HEADQUARTERS

First Charter Corporation
22 Union Street, North
PO Box 228
Concord, NC 28026-0228
(704) 786-3300
Toll Free 1-800-422-4650

AUDITORS

KPMG LLP
Suite 2300
401 S. Tryon Street
Charlotte, NC 28202-1911

CORPORATE COUNSEL

Smith Helms Mulliss & Moore, L.L.P.
30th Floor
201 N. Tryon Street
Charlotte, NC 28202

SUBSIDIARY

First Charter National Bank
PO Box 228
Concord, NC 28026-0228

STOCK LISTING

The NASDAQ National Market
Symbol: FCTR

MARKET MAKERS

Dean Witter Reynolds, Inc.
Interstate/Johnson Lane Corporation
Legg Mason Wood Walker, Inc.
Robinson-Humphrey Company, LLC
Trident Securities
Wheat First Securities, Inc.


TRANSFER AGENT

Registrar and Transfer Company

SHAREHOLDERS' MEETING

Oasis Auditorium at University Place
604 Daniel Burham Way
Charlotte, NC 28262
June 6, 2000 at 5:00 p.m.

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

     As of March 22, 2000, there were 5,191 shareholders of record of the Corporation's Common Stock.


QUARTERLY COMMON STOCK PRICE RANGES AND DIVIDENDS

                                      1999                                   1998
                       ----------------------------------      ----------------------------------
QUARTER                     High       Low      Dividend           High       Low     Dividend
-------------------------------------------------------------------------------------------------
First                    $19.125   $ 16.375   $   0.170         $ 26.25    $ 23.00    $ 0.140
-------------------------------------------------------------------------------------------------
Second                    24.750     18.125       0.170           27.00      18.75      0.150
-------------------------------------------------------------------------------------------------
Third                     24.875     17.125       0.170           25.63      18.38      0.150
-------------------------------------------------------------------------------------------------
Fourth                    19.625     14.000       0.170           19.50      12.50      0.170
-------------------------------------------------------------------------------------------------

                                    [PHOTO]
                      J. Kevin Toomb, Kathleen M. Harris,
                    James T. Mathews, Jr., Phillip M. Floyd,
                                  David E. Keul

                                    [PHOTO]
                     Darren M. Radson, Bobby D. Doby, Jr.,
                      Anne C. Forrest, William O. Turner,
                                Richard A. Manley


                                    [PHOTO]
                                Jerold L. Marlow
                               Clarkson B. McLean
                               Patricia K. Horton
                                Laura N. Blalock
                               Robert G. Fox, Jr.

                                 FIRST CHARTER
                                  CORPORATION

                      P.O. Box 228, Concord, NC 28026-0228

                              ww.firstcharter.com